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MANAGEMENT PROXY CIRCULAR

RELATING TO A

SPECIAL MEETING OF SHAREHOLDERS

OF

RNC GOLD INC.

REGARDING THE

AMALGAMATION BY WAY OF ARRANGEMENT

OF

RNC GOLD INC.

AND

6482015 CANADA INC.,

A WHOLLY-OWNED SUBSIDIARY OF

YAMANA GOLD INC.

December 31, 2005

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING	i
REPORTING CURRENCY	2
FORWARD-LOOKING STATEMENTS	2
INFORMATION CONTAINED IN THIS PROXY CIRCULAR	4
SUMMARY	5
GLOSSARY OF TERMS	15
INFORMATION CONCERNING THE MEETING	20
Date, Time and Place of Meeting	20
Solicitation of Proxies	20
Appointment of Proxies	20
Deposit of Proxies	20
Non-Registered Shareholders	20
Exercise of Vote by Proxies and Discretionary Authority	21
Revocation of Proxies	22
Voting Securities	22
Dissent Rights	22
THE ARRANGEMENT	22
The Arrangement	22
Background	25
Reasons for the Arrangement	27
Independent Committee and Financial Advisor	28
Recommendation of the Board of Directors	28
Fairness Opinion of Canaccord	29
Interests of Certain Persons in the Arrangement	31
Procedure for the Exchange of RNC Share Certificates	31
Fractional Shares	32
Reduction of Stated Capital of RNC	32
Approval of Stated Capital Resolution	32
Approval of Arrangement Resolution	33
Stock Exchange Listings	33
Regulatory Matters	33
THE ARRANGEMENT AGREEMENT	35
Arrangement Effective Date	35
Exchange Ratio	35
Treatment of RNC Warrants and RNC Options	36
Representations and Warranties	36
Covenants	37
Conditions to Closing	38
Non-Solicitation and Superior Proposal	40
Amendment and Waiver	41
Termination and Termination Fees	42
Indemnification and Insurance	43
Expenses	43
Court Approval and Completion of the Arrangement	43
OTHER TRANSACTIONS	44
INVESTMENT CONSIDERATIONS AND RISK FACTORS	45
Risk Factors Relating to the Arrangement	46
Risk Factors Relating to Yamana	47
CERTAIN TAX CONSIDERATIONS TO RNC SHAREHOLDERS	47
Certain Canadian Federal Income Tax Considerations	47
Certain United States Federal Income Tax Consequences	51
Ownership of Yamana Common Shares	54
ELIGIBILITY FOR INVESTMENT IN CANADA OF YAMANA COMMON SHARES	57

i

EXHIBITS

EXHIBIT "A"
RNC Gold Inc.	A-1
EXHIBIT "B"
Yamana Gold Inc	B-1
EXHIBIT "C"
Canaccord Fairness Opinion	C-1
EXHIBIT "D"
Plan of Arrangement	D-1
EXHIBIT "E"
Stated Capital Resolution	E-1
EXHIBIT "F"
Arrangement Resolution	F-1
EXHIBIT "G"
Interim Order	G-1
EXHIBIT "H"
Application for Final Order	H-1
EXHIBIT "I"
Dissent Rights	I-1
EXHIBIT "J"
Audited Financial Statements of RNC for the years ended December 31, 2004, 2003 and 2002 and Unaudited Financial Statements of RNC for the nine months ended September 30, 2005	J-1
EXHIBIT "K"
Audited Financial Statements of Minerales de Occidente S.A. for the years ended December 31, 2004, 2003 and 2002 and Audited Financial Statements of Minerales de Occidente S.A. for the nine-months ended September 30, 2005 and 2004	K-1
EXHIBIT "L"
Pro Forma Financial Statements of RNC and Yamana	L-1

ii

December 31, 2005

Dear RNC Shareholders:

        The Board of Directors cordially invites you to attend a special meeting (the "Meeting") of shareholders of RNC Gold Inc. ("RNC") to be held at The TSX Broadcast Centre—Gallery, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Friday, February 17, 2006 at 11:00 a.m. (Toronto time).

        At the Meeting, you will be asked to approve a special resolution (the "Arrangement Resolution"), the full text of which is reproduced in Exhibit "F" of the management proxy circular (the "Proxy Circular") that accompanies this letter, in respect of a proposed amalgamation by way of a plan of arrangement (the "Arrangement") involving RNC and Yamana Gold Inc. ("Yamana"). Pursuant to an arrangement agreement dated as of December 4, 2005 (the "Arrangement Agreement") among RNC, Yamana and 6482015 Canada Inc. ("Yamana Subco"), a wholly-owned subsidiary of Yamana, RNC and Yamana have agreed to complete the Arrangement pursuant to which RNC will amalgamate with Yamana Subco.

        As a result of the Arrangement, RNC shareholders will receive 0.12 of a common share of Yamana (the "Yamana Common Shares") in exchange for each common share of RNC (the "RNC Common Shares") and the amalgamated corporation will become a wholly-owned subsidiary of Yamana. Based on the number of Yamana Common Shares outstanding on December 31, 2005 (being 191,341,932), existing RNC shareholders will hold approximately 2.9% of the approximately 197.1 million Yamana Common Shares anticipated to be outstanding upon completion of the Arrangement, assuming no exercise of RNC or Yamana options or warrants outstanding subsequent to December 31, 2005.

        In order to permit the transaction to proceed by way of Arrangement, at the Meeting you will also be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the "Stated Capital Resolution"), the full text of which is reproduced in Exhibit "E" to Proxy Circular, authorizing a reduction in the stated capital applicable to the RNC common shares as more fully described in the Proxy Circular.

        Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

        The approval of the Arrangement requires an affirmative vote of not less than two-thirds of the votes cast by the RNC shareholders, and a simple majority of disinterested shareholders of RNC who vote in respect of the Arrangement Resolution in person or by proxy, at the Meeting.

        The Board of Directors has determined that the Arrangement is fair, from a financial point of view, to disinterested RNC shareholders. The Board of Directors came to this determination based on, among other things, the recommendation of an independent committee of directors formed to consider the Arrangement and related transactions and the opinion of RNC's financial advisor, Canaccord Capital Corporation, that as of the date of such opinion, the Arrangement and all related transactions, as a whole, are fair, from a financial point of view, to the RNC shareholders, other than certain interested directors, officers and senior management of RNC and their associates; however, Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions.

        The Board of Directors of RNC has unanimously approved the Arrangement Agreement and the terms of the Arrangement and unanimously recommends that you vote in favour of the Stated Capital Resolution and the Arrangement Resolution at the Meeting for the reasons set forth in the attached Proxy Circular.

        It is important to note that in the event of a default under the $18.9 million senior secured loan (the "Loan") by Yamana to San Andrés (Belize) Limited, a subsidiary of RNC, including if the Arrangement is terminated or does not close on or before March 7, 2006, the Loan shall be immediately due and payable in full, together with accrued and unpaid interest and Yamana may exercise an option to acquire 100% of San Andrés Belize for an exercise price equal to the principal amount and accrued interest due on the Loan or enforce its rights under the Loan and the security, all as further described in the Proxy Circular under the heading "Other Transactions—San Andrés Acquisition".

        It is important that your RNC Common Shares be represented at the Meeting. Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it by noon, Toronto time, on February 15, 2006 to Equity Transfer Services Inc., at 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3, or by fax (Attention: Proxy Department) at (416) 361-0470. Voting by proxy will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call Equity Transfer Services Inc. at (416) 361-0152.

        Included with this letter, in addition to the form of proxy and the letter of transmittal referred to below, is a notice of the Meeting and the Proxy Circular. The Proxy Circular contains a detailed description of the Arrangement and the Arrangement Agreement. We have provided a brief description of the Arrangement in this letter to assist you in making your decision, but you should carefully consider all of the information in and incorporated by reference in the Proxy Circular. If you require assistance, consult your financial, legal or other professional advisors.

        Please complete the enclosed letter of transmittal in accordance with the instructions in it, sign it and return it to Equity Transfer Services Inc. in the envelope provided, together with your RNC share certificates. The letter of transmittal contains complete instructions on how to exchange your RNC Common Shares. You will not actually receive your Yamana Common Shares until after the Arrangement is completed and you have returned your properly completed documents, including the letter of transmittal and your RNC Common Share certificates.

        If the RNC shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed by the beginning of March 2006.

        On behalf of RNC, I would like to thank all shareholders for their continuing support.

                      Yours very truly,

                      (Signed) "J. Randall Martin"

                      J. Randall Martin
                       Chairman and Chief Executive Officer

RNC GOLD INC.

NOTICE OF SPECIAL MEETING

        NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of holders of common shares of RNC Gold Inc. ("RNC") will be held on February 17, 2006, at 11:00 a.m. (Toronto time) at The TSX Broadcast Centre—Gallery, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario, for the following purposes:

  (a)
  to consider and, if thought appropriate, to pass, with or without variation, a special resolution (the "Stated Capital Resolution") in the form set out in the Proxy Circular, authorizing a reduction of RNC's stated capital;

  (b)
  to consider, pursuant to an interim order of the Superior Court of Justice (Ontario) dated January 19, 2006 (the "Interim Order") and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") approving, in advance, the arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act involving RNC, Yamana Gold Inc. ("Yamana") and 6482015 Canada Inc. ("Yamana Subco") pursuant to which, among other things: (i) RNC will amalgamate with Yamana Subco, (ii) each RNC Shareholder (other than a Dissenting Shareholder) will be entitled to receive common shares of Yamana in exchange for the RNC common shares held by such RNC Shareholder on the basis of 0.12 of a Yamana common share for each RNC common share, and (iii) the resulting amalgamated corporation will be a wholly-owned subsidiary of Yamana; and

  (c)
  to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

        Each of the Stated Capital Resolution and the Arrangement Resolution referenced above is more particularly described in the accompanying management proxy circular (the "Proxy Circular") and the full text of the Stated Capital Resolution is included as Exhibit E and the full text of the Arrangement Resolution is included as Exhibit F and to the Proxy Circular. Capitalized terms not otherwise defined herein are defined in the Proxy Circular.

        In order to be passed, the Stated Capital Resolution must be approved by not less than two-thirds of the votes cast by the shareholders in respect thereof, and the Arrangement Resolution must be passed by not less than two-thirds of the votes cast by the shareholders and by a simple majority of the votes cast by disinterested shareholders.

        The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the "Final Order") of the Superior Court of Justice (Ontario). A copy of the Interim Order and the notice of application for the Final Order are attached as Exhibits G and H, respectively, to the Proxy Circular. Any shareholder of RNC may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Interim Order and Final Order under the heading "The Arrangement Agreement—Court Approval and Completion of the Arrangement".

        The Arrangement will be completed pursuant to the Arrangement Agreement among RNC, Yamana and Yamana Subco. A description of the Arrangement is included in the Proxy Circular.

        Only shareholders of record at the close of business on January 17, 2006 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

        Pursuant to the Interim Order, registered holders of RNC Common Shares have been granted the right to dissent in respect of the Arrangement Resolution and to be paid fair value for their common shares. The right of dissent is described in the Proxy Circular. Failure to strictly comply with the requirements set forth in the Proxy Circular may result in the loss of any right of dissent.

i

        Shareholders are requested to date, sign and return the enclosed form of proxy in the return envelope provided. To be counted, completed proxies returned either by mail or by fax to the office of RNC's transfer agent, Equity Transfer Services Inc., must be received before noon (Toronto time) on February 15, 2006, or, if the Meeting is adjourned, at least two business days preceding the date of any adjournment of the Meeting. If by mail, shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3. If by fax, shareholders should use (416) 361-0470.

        Unless otherwise directed, the persons named in the form of proxy accompanying the notice of the Meeting intend to vote in favour of approval of the Stated Capital Resolution and the Arrangement Resolution.

        DATED at Toronto, this 31st day of December, 2005.

                      BY ORDER OF THE BOARD OF DIRECTORS

                      (Signed) "J. Randall Martin"

                      J. Randall Martin
                       Chairman and Chief Executive Officer

        Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy at your earliest convenience. The accompanying Proxy Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

ii

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        This solicitation and the transactions contemplated in this Proxy Circular are made in the United States for the securities of a Canadian company in accordance with Canadian corporate and securities laws. The Yamana Common Shares issued pursuant to the Arrangement (including those to be issued upon the exercise of the RNC Options and RNC Warrants) have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and will instead be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

        The solicitation of proxies made in connection with this Proxy Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, this Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act. The financial statements (including the pro forma financial statements) of RNC and Yamana included or incorporated by reference in this Proxy Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable in all respects to financial statements of United States companies. Likewise, unless expressly noted, information concerning the mineral reserves and resources of RNC and Yamana contained or incorporated by reference herein has been prepared in accordance with Canadian standards and may not be comparable in all respects to similar information for United States companies.

        Shareholders who are not residents of Canada should be aware that the disposition of common shares of RNC pursuant to the Arrangement might have tax consequences both in Canada and in the United States, which may not be described fully herein. See "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations—RNC Shareholders Not Resident in Canada" and "Certain Tax Considerations to RNC Shareholders—Certain United States Federal Income Tax Consequences" in this Proxy Circular. Shareholders are encouraged to consult their own tax advisers.

        The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that RNC, Yamana and Yamana Subco are incorporated and organized under the laws of Canada, that some or all of their respective officers and directors are residents of Canada and that all or a substantial portion of the assets of RNC, Yamana and Yamana Subco may be located outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgment.

        THE SECURITIES TO BE ISSUED PURSUANT TO THIS TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

REPORTING CURRENCY

        In this document, unless otherwise specified, all references to "dollars" or "$" are to United States dollars. On December 31, 2005, the noon rate in Toronto, payable in Canadian dollars, as reported by the Bank of Canada, was CDN$1.17 for each US$1.00.

FORWARD-LOOKING STATEMENTS

        This Proxy Circular contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and RNC. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana's and RNC's properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and RNC to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and RNC not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the Arrangement and all related transactions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis and current Annual Information Form of each of Yamana and RNC filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although management of each of Yamana and RNC has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly readers should not place undue reliance on forward-looking statements. Neither Yamana nor RNC undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

        Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective Annual Information Forms of Yamana and RNC, each for the year ended December 31, 2004, and other continuous disclosure documents filed by each of Yamana and RNC since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

        Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:    This Proxy Circular uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

INFORMATION CONTAINED IN THIS PROXY CIRCULAR

        The information contained in this Proxy Circular is given as at December 31, 2005, except where otherwise noted.

        No person has been authorized to give information or to make any representations in connection with the transactions other than those contained in this Proxy Circular and, if given or made, any such information or representations should be considered as not having been authorized by RNC, Yamana or Yamana Subco.

        This Proxy Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

        Shareholders should not construe the contents of this Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY

        The following is a summary of certain information contained elsewhere in this Proxy Circular including the Exhibits hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Proxy Circular and the Exhibits hereto.

THE MEETING

Date, Time and Place of Meeting	The Meeting will be held on Friday, February 17, 2006 commencing at 11:00 a.m. (Toronto), at The TSX Broadcast Centre—Gallery, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario.
Principal Purpose of Meeting
The Meeting will be constituted as a special meeting of the holders (the "RNC Shareholders") of common shares ("RNC Common Shares") of RNC Gold Inc. ("RNC"). The principal purpose of the Meeting is to consider, pursuant to an interim order of the Superior Court of Justice (Ontario) dated January 19, 2006 (the "Interim Order") and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") approving, in advance, the arrangement (the "Arrangement") pursuant to section 192 of the Canada Business Corporations Act (the "CBCA") involving RNC, Yamana Gold Inc. ("Yamana") and 6482015 Canada Inc. ("Yamana Subco") pursuant to which, among other things: (i) RNC will amalgamate with Yamana Subco, (ii) each RNC Shareholder (other than a Dissenting Shareholder) will be entitled to receive common shares of Yamana ("Yamana Common Shares") in exchange for the RNC Common Shares held by such RNC Shareholder on the basis of 0.12 of a Yamana Common Share for each RNC Common Share (the "Exchange Ratio"), and (iii) the resulting amalgamated corporation ("Amalco") will be a wholly-owned subsidiary of Yamana. See "The Arrangement".
RNC Shareholder Approval
In order for the Arrangement to be effected, the Arrangement Resolution must be approved by an affirmative vote of not less than 66 2/3% of the votes cast in respect thereof by RNC Shareholders at the Meeting and a simple majority of the votes cast in respect thereof by the RNC Minority Shareholders at the Meeting. As of the date hereof, J. Randall Martin owns or controls, directly or indirectly, 4,124,510 RNC Common shares (10.2%) and Thomas W. Lough owns or controls, directly or indirectly, 1,064,200 RNC Common Shares (2.6%), which RNC Common Shares will be excluded for the purpose of the vote of the RNC Minority Shareholders (as hereinafter defined).

Reasons for the Arrangement
The Arrangement and related transactions allows RNC to complete the acquisition of the San Andrés mine in Honduras (the "San Andrés Mine") without further dilution to the RNC Shareholders and provides RNC with access to an experienced management team and greater financial resources to further develop and mine its mineral projects in Honduras, Nicaragua and Panama. The transaction also provides RNC Shareholders with the opportunity to participate in a combined company with a larger, more diversified asset base and with greater liquidity of their investment.
Fairness Opinion
RNC engaged Canaccord Capital Corporation ("Canaccord") as its financial advisor as of August 26, 2005. As part of its engagement, Canaccord was asked by the Independent Committee of the RNC Board of Directors (the "Independent Committee"), among other things, to consider the proposed Arrangement, and certain related transactions completed by RNC prior to the date hereof, and provide its opinion as to the fairness of the Arrangement and such related transactions, from a financial point of view, to RNC Shareholders other than the RNC Minority Shareholders; however Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions. On December 4, 2005, Canaccord provided in writing to the members of the Independent Committee its opinion, that as of that date, based upon and subject to the considerations described therein, the Arrangement, and all related transactions, as a whole, are fair from a financial point of view to the RNC Shareholders, other than certain directors, officers, and senior management of RNC.

RNC Shareholders are urged to read the full text of the Canaccord Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Canaccord in rendering the Canaccord Fairness Opinion. The Canaccord Fairness Opinion is attached as Exhibit "C" to this Proxy Circular.

Independent Committee Review and Recommendation of the Board of Directors
An Independent Committee of the Board was formed to review the Arrangement and all related transactions and reported to the Board of Directors respecting its recommendations and conclusions. The Independent Committee concluded that the Arrangement and all related transactions, as a whole, are fair to the RNC Minority Shareholders and that the Arrangement and all related transactions are in the best interests of RNC and the RNC Minority Shareholders and recommended that the Board proceed with the Arrangement and all related transactions. After considering the report of the Independent Committee, the Board of Directors (other than J. Randall Martin and Thomas W. Lough who declared their interest and abstained from voting and Peter Marrone who declared his interest and absented himself from the applicable Board meeting) adopted the Independent Committee's recommendation, concluded that the Arrangement and all related transactions as a whole, are fair to the RNC Minority Shareholders and authorized the entry by RNC into the Arrangement Agreement and all related agreements. THE BOARD OF DIRECTORS RECOMMENDS THAT RNC SHAREHOLDERS VOTE IN FAVOUR OF THE STATED CAPITAL RESOLUTION AND THE ARRANGEMENT RESOLUTION.

In respect of all matters in relation to discussions with Yamana and in relation to the Arrangement, Peter Marrone has declared his interest by virtue of his position as President and Chief Executive Officer of Yamana and has absented himself from all participation and involvement in all Board and Independent Committee deliberations or discussions connected with the Arrangement and all related matters and abstained from all votes on the Arrangement and all related matters.
In reaching its conclusions and formulating its recommendations, the Independent Committee considered a number of factors including:
	(a)	information in respect of Yamana with respect to its assets and properties (see a summary of such information set forth in "Exhibit B—Yamana Gold Inc.");
	(b)	information in respect of Yamana with respect to its historical and current financial condition, business and operations;
	(c)	historical information regarding the market prices and trading information of the RNC Common Shares and the Yamana Common Shares;
	(d)	the anticipated size and market liquidity of Yamana, subsequent to the Arrangement;
	(e)	the Yamana Common Shares offered in connection with the Arrangement provide RNC Shareholders with the opportunity to participate as shareholders of a larger, more diversified company;

(f)	the value of the outstanding RNC Common Shares on a fully diluted basis;
(g)
RNC Shareholders will retain their ability to benefit from the growth prospects represented by Yamana by receiving 0.12 of a Yamana Common Share for each RNC Common Share held pursuant to the Arrangement;
(h)
the Exchange Ratio implied a price of CDN$0.68 per RNC Common Share representing a premium of approximately 21% based on the volume-weighted-average trading prices of Yamana and RNC over the 10 trading days preceding the public announcement of the Arrangement;
(i)
the Canaccord Fairness Opinion which concluded that the Arrangement and all related transactions, as a whole, are fair, from a financial point of view, to the RNC Minority Shareholders; however Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions;
(j)
for Canadian federal income tax purposes, RNC Shareholders who hold their RNC Common Shares as capital property generally will be able to exchange their RNC Common Shares for Yamana Common Shares under the Arrangement on a tax-deferred basis under the Tax Act (see "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations");
(k)
the view of the RNC Board of Directors that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal, provided that RNC complies with the terms of the Arrangement Agreement;
(l)
the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by RNC Shareholders, and must also be approved by a simple majority of the votes cast at the Meeting by the RNC Minority Shareholders;
(m)	the Arrangement requires approval of the Court, which will consider, among other things, the fairness of the Arrangement to RNC Shareholders; and
(n)	under the Arrangement, Registered RNC Shareholders will have dissent rights.
The Independent Committee also considered current industry, economic and market conditions and trends as well as the reasons set forth under "The Arrangement—Reasons for the Arrangement".

Implementation of Arrangement
If the Arrangement is approved at the Meeting and a Final Order approving the Arrangement is issued by the Superior Court of Justice (Ontario) and the applicable conditions to completion of the Arrangement have been satisfied:
	(a)	Articles of Arrangement will be filed pursuant to which:
		(i)	RNC and Yamana Subco will amalgamate and continue as Amalco on the terms prescribed in the Plan of Arrangement;
		(ii)	all RNC Common Shares held by Yamana Subco will be cancelled without any repayment of capital in respect thereof;
(iii)
all RNC Common Shares held by RNC Shareholders (other than Dissenting Shareholders) will be exchanged for Yamana Common Shares on the basis of 0.12 of a Yamana Common Share for each RNC Common Share, and each RNC Common Share will be cancelled without any repayment of capital in respect thereof;
(iv)
each warrant to purchase RNC Common Shares (an "RNC Warrant") will entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price equal to the current exercise price per RNC Common Share;
(v)
each option to purchase RNC Common Shares (an "RNC Option") will entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price equal to the current exercise price per RNC Common Share. The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such RNC Option will otherwise be unchanged and any document or agreement previously evidencing an RNC Option will be deemed to evidence a Yamana Option;

	(vi)	each Yamana Subco Common Share will be exchanged for one Amalco Common Share;
	(vii)	RNC Shareholders (other than Dissenting Shareholders) will become shareholders of Yamana, a corporation governed by the CBCA; and
	(viii)	Amalco will be a wholly-owned subsidiary of Yamana.
See "The Arrangement."
Yamana Shareholdings
As a result of the Arrangement, based on the number of Yamana shares outstanding on December 31, 2005, existing RNC Shareholders will hold approximately 2.9% of the approximately 197.1 million Yamana Common Shares to be outstanding upon completion of the Arrangement, assuming no exercise of options or warrants of RNC and Yamana outstanding subsequent to December 31, 2005. After giving effect to the Arrangement, approximately 15.0 million Yamana Common Shares will remain reserved for issuance under Yamana and RNC options and warrants (assuming that on the Arrangement Effective Date the options and warrants of Yamana and RNC outstanding as at December 31, 2005 have not been exercised or expired and no new convertible securities of Yamana or RNC have been issued or granted).
Conditions to the Arrangement
The Arrangement is subject to a number of specified conditions, including RNC Shareholder approval, a final order of the Superior Court of Justice (Ontario) approving the Arrangement (the "Final Order") and the Toronto Stock Exchange (the "TSX"), the American Stock Exchange (the "AMEX") and the Alternative Investment Market of London Stock Exchange plc (the "AIM") conditionally approving the listing of the Yamana Common Shares to be issued pursuant to the Arrangement prior to closing. See "The Arrangement—Shareholder Approval", "The Arrangement—Regulatory Matters", and "The Arrangement Agreement—Conditions to the Closing".
Other Transactions	The following is a summary of the other certain transactions referred to in this Proxy Circular, as more particularly described in the section entitled "Other Transactions":
San Andrés Acquisition
Acquisition of 75% Majority Interest in Minerales de Occidente S.A. (the "Majority Interest Transaction")

Pursuant to an agreement (the "Majority Interest Agreement") dated as of December 4, 2005 between San Andrés (Belize) Limited ("San Andrés Belize") and Terra Mining Inc. ("Terra"), RNC, through its subsidiary San Andrés Belize completed the purchase from Terra of 75% of the outstanding shares in the capital of Minerales de Occidente S.A. ("Minosa"), the 100% owner of the San Andrés Mine in Honduras, for consideration of $12,000,000, together with the grant of a net smelter return royalty to Terra on production from the San Andrés Mine.

$18.9 million Senior Secured Loan by Yamana (the "Loan Transaction")

In connection with the purchase from Terra by San Andrés Belize of 75% of the outstanding shares in the capital of Minosa, Yamana advanced an $18.9 million senior secured loan (the "Loan") to San Andrés Belize. The Loan was used primarily to fund the purchase price of the Majority Interest Transaction and to repay $4,681,317 of indebtedness owed by Minosa. to Banco Atlantida S.A. and Inversiones SARASA on terms previously agreed by RNC. The balance of the Loan was used as set forth in the section entitled "Other Transactions—San Andrés Acquisition—$18.9 million Senior Secured Loan by Yamana". The Loan is secured by a pledge of all of the shares of San Andrés Belize and Minosa and secured by a security interest in all of the assets comprising the San Andrés Mine. The Loan bears interest at a rate of 10% per annum and is due on March 7, 2006.

In the event of a default under the Loan, including if the Arrangement is terminated or does not close on or before March 7, 2006, the Loan shall be immediately due and payable in full, together with accrued and unpaid interest and Yamana may exercise an option to acquire 100% of San Andrés Belize for an exercise price equal to the principal amount and any accrued interest due on the Loan or enforce its rights under the Loan and the security.
Acquisition of 25% Minority Interest in Minerales de Occidente S.A. (the "Minority Interest Transaction")

Pursuant to an agreement (the "Minority Interest Agreement") of purchase and sale dated December 4, 2005 between Martin, Lough, Sergio Rios Molina, as vendors, and RNC Resources, Limited ("RNC Resources"), RNC and Yamana, concurrent with the closing of the Arrangement, Yamana shall acquire all issued and outstanding shares ("RNC Honduras Shares") of RNC (Honduras) Limited ("RNC Honduras"), a private Belize company owned as to 73.7% by Martin, as to 15.8% by Lough and as to 10.5% by Sergio Rios Molina, which holds the remaining 25% interest in Minosa. The purchase price for the acquisition is $4.0 million (being the pro rata share of the cash portion of the purchase price received by Terra for its 75% interest) to be satisfied by the issuance of an aggregate of 872,093 Yamana Common Shares. The Minority Interest Agreement also provides that in the event that the Loan is in default and Yamana exercises its option to purchase San Andrés Belize or realizes on its security against a substantial portion of the San Andrés Mine assets, Yamana shall be obligated to purchase the RNC Honduras Shares for the same purchase price. The agreement supersedes RNC's previously existing option to purchase the RNC Honduras Shares and the exercise thereof by RNC for the same purchase price, unless the Loan is repaid, in which case the original option would be reinstated without amendment.

Bonanza Transaction

Pursuant to a share purchase and option agreement (the "Bonanza Agreement") dated December 4, 2005 between Martin and Lough (collectively, the "Management Group"), RNC Resources and Yamana, on the completion of the Arrangement, the Management Group has agreed to purchase and RNC Resources has agreed to sell all outstanding shares of Hemco Nicaragua for a purchase price of $0.5 million (the "Bonanza Transaction"). It is a condition of the Arrangement that RNC shall have disposed of Hemco de Nicaragua S.A. ("Hemco Nicaragua"), the subsidiary of RNC which holds RNC's Hemco/Bonanza Mine in Nicaragua and the debt relating thereto, to the Management Group.

The Bonanza Agreement provides that prior to the sale to the Management Group, Hemco Nicaragua will transfer its exploration properties to a subsidiary of the Company and Yamana will assume the debt of Hemco Nicaragua proportionate to these properties owed to Corporaciones Nationales del Sector Publico, to a maximum amount of $1.5 million. Under the agreement, on closing the Management Group will grant an option to RNC Resources to purchase Hemco Nicaragua at any time during the two year period following the closing of the Arrangement and a right of first refusal on any sale during that period.
Termination and Termination Fees
The Arrangement Agreement may be terminated by mutual written consent of the parties and upon the occurrence of various other events including, but not limited to, the Arrangement not being completed before March 7, 2006. In certain circumstances, the termination of the Arrangement Agreement will trigger a $1.8 million Termination Fee that shall be paid by RNC to Yamana, as more particularly described in the section entitled "The Arrangement Agreement—Termination and Termination Fees". Termination of the Arrangement Agreement will in certain circumstances, including, but not limited to, the Arrangement not being completed before March 7, 2006, constitute an event of a default under the Loan (as hereinafter defined), permitting Yamana to realize on its security against the San Andrés Mine. See "Other Transactions—San Andrés Acquisition".

Dissenting Shareholders
Registered RNC Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. Each RNC Common Share held by Dissenting Shareholders shall be deemed to be transferred by the holders thereof, without any further act or formality on their part, free and clear of all liens, claims and encumbrances, to Yamana. Yamana will be obliged to pay, as determined on the Arrangement Effective Date, the fair value of such Dissenting Shareholders' RNC Common Shares. See "Exhibit H—Dissent Rights". It is suggested that any RNC Shareholder wishing to avail themself of their rights under those provisions seek their own legal advice as failure to comply strictly with the provisions of the CBCA may prejudice their right of dissent.
Stock Exchange Listings
Yamana Common Shares are listed and posted for trading on the TSX under the symbol "YRI", on the AMEX under the symbol "AUY" and on AIM under the symbol "YAU". RNC Common Shares are listed and posted for trading on the TSX under the symbol "RNC". See "The Arrangement—Stock Exchange Listings".
Income Tax Considerations	Canadian and U.S. RNC Shareholders should consult their own tax advisers for specific advice concerning the tax consequences of the Arrangement.

For Canadian federal income tax purposes, a RNC Shareholder whose RNC Common Shares are capital property will generally realize neither a capital gain nor a capital loss on the exchange of such shares for Yamana Common Shares under the Arrangement. RNC Shareholders should read carefully the information under "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations" which qualifies the information set forth above.

For U.S. federal income tax purposes, Yamana and RNC have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Assuming that the Arrangement qualifies as a reorganization, in general, a U.S. Holder (as defined under "Certain Tax Considerations to RNC Shareholders—Certain United States Federal Income Tax Consequences") of RNC Common Shares will not recognize any gain or loss upon receipt of Yamana Common Shares in exchange for their RNC Common Shares, unless RNC has been a "passive foreign investment company" at any time during which the U.S. Holder has held the RNC Common Shares. Holders of RNC Common Shares should read carefully the information under "Certain Tax Considerations to RNC Shareholders—Certain United States Federal Income Tax Consequences".

Procedure for the Exchange of RNC Common Share Certificates
In order to receive Yamana Common Shares, RNC Shareholders will be required to complete the Letter of Transmittal in respect of RNC Common Shares (printed on blue paper and included in these meeting materials) in accordance with the instructions contained therein. RNC Shareholders who have properly completed, duly executed and delivered the Letter of Transmittal, their RNC Common Share certificates and all other required documents will receive Yamana Common Share certificates representing such number of Yamana Common Shares as determined in accordance with the Exchange Ratio. See "The Arrangement—Procedure for the Exchange of RNC Share Certificates".
Investment Considerations
RNC Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution, which are discussed in this Proxy Circular. These risk factors include certain risks related to the business of Yamana, which are discussed in greater detail herein. See "Exhibit B—Yamana Gold Inc.—Risk Factors".

GLOSSARY OF TERMS

        The following is a glossary of terms used frequently in this Proxy Circular and in Exhibit "A" and Exhibit "B" attached hereto.

        "Acquisition Proposal" means, in respect of RNC or any RNC Subsidiary, any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of RNC or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of RNC (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Arrangement Agreement).

        "ADP" means ADP Investor Communications Corporation.

        "affiliate" shall have the meaning ascribed to such term under the CBCA but shall not include Yamana Subco.

        "AIM" means the Alternative Investment Market of the London Stock Exchange plc.

        "Amalco" means the entity resulting from the amalgamation of the Amalgamating Corporations.

        "Amalco Common Shares" means the common shares in the share capital of Amalco.

        "Amalgamating Corporations" means Yamana Subco and RNC.

        "AMEX" means the American Stock Exchange.

        "Arrangement" means the arrangement under section 192 of the CBCA described in the Arrangement Agreement and set out in the Plan of Arrangement, involving RNC, Yamana and Yamana Subco pursuant to which, among other things: (i) RNC will amalgamate with Yamana Subco, (ii) each RNC Shareholder (other than Dissenting Shareholders, Yamana and its affiliates) will be entitled to receive Yamana Common Shares in exchange for the RNC Common Shares held by such RNC Shareholders on the basis of the Exchange Ratio, and (iii) Amalco will be a wholly-owned subsidiary of Yamana.

        "Arrangement Agreement" means the agreement between Yamana, Yamana Subco and RNC in respect of the Arrangement dated December 4, 2005, filed and available on SEDAR and incorporated by reference in this Proxy Circular as referenced in Exhibit A—RNC Gold Inc. and Exhibit B—Yamana Gold Inc. attached hereto.

        "Arrangement Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement.

        "Arrangement Resolution" means the special resolution of RNC Shareholders approving the Arrangement as set out in Exhibit "F" to this Proxy Circular.

        "Articles of Arrangement" means the articles of arrangement giving effect to the Arrangement, to be filed pursuant to the CBCA.

        "Board of Directors" or "Board" means the board of directors of RNC.

        "Canaccord" means Canaccord Capital Corporation.

        "Canaccord Fairness Opinion" means the opinion of Canaccord provided to members of the RNC Board of Directors and addressed to the Independent Committee that the Arrangement, and related transactions, as a whole, are fair from a financial point of view to the RNC Minority Shareholders; however Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions, a copy of which is attached as Exhibit "C" to this Proxy Circular.

        "Canadian Securities Regulatory Authorities" means the applicable securities commissions and similar securities regulatory authorities of the provinces and territories of Canada.

        "CBCA" means the Canada Business Corporations Act, as may be amended from time to time.

        "CDS" means the Canadian Depository for Securities Limited.

        "Certificate" means the certificate of arrangement of Amalco issued by the Director under the CBCA.

        "Closing Date" means February 28, 2006 or such other date as RNC, Yamana and Yamana Subco may mutually agree to.

        "CIBC Mellon" means CIBC Mellon Trust Company.

        "Court" means the Superior Court of Justice (Ontario).

        "CRA" means Canada Revenue Agency.

        "Director" means the director appointed pursuant to section 260 of the CBCA.

        "Dissent Notice" means a written objection to the Arrangement Resolution made by a Registered RNC Shareholder in accordance with the Dissent Procedures.

        "Dissent Procedures" means the dissent procedures described under "Information Concerning the Meeting—Dissent Rights" and "Exhibit H—Dissent Rights".

        "Dissenting Shareholder" means a Registered RNC Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

        "DPSP" means a deferred profit sharing plan (within the meaning of the Tax Act).

        "Effective Time" means 12:01 a.m. (Toronto time) on the Arrangement Effective Date.

        "Eligible Institution" means a Canadian Schedule I Chartered Bank, a major trust company in Canada, a commercial bank or trust company having an office, branch or agency in the United States, a firm which is a member of a recognized stock exchange in Canada, the Investment Dealers Association of Canada, a national securities exchange in the United States or the National Association of Securities Dealers, Inc. or a participant in the Securities Transfer Agents Medallion Program (STAMP).

        "Engagement Letter" means the engagement letter dated August 26, 2005, as amended on November 7, 2005, pursuant to which the RNC retained Canaccord to act as its financial advisor.

        "Equity Transfer" means Equity Transfer Services Inc.

        "Exchange Ratio" means the ratio of 0.12 of a Yamana Common Share exchanged for one RNC Common Share.

        "Final Order" means the final order of the Court approving the Arrangement.

        "Independent Committee" means the independent committee of the RNC Board of Directors formed to assess the Arrangement and all related transactions comprised of Harry Hopmeyer, Wayne Beach and Timothy L. Mann.

        "Interim Order" means the interim order of the Superior Court of Justice (Ontario) granted on January 19, 2006 pursuant to which RNC is authorized to present the Plan of Arrangement at the Meeting.

        "Intermediary" means an intermediary that a Non-Registered Shareholder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees.

        "Letter of Transmittal" means the Letter of Transmittal for transmittal of RNC Common Shares (printed on blue paper) in the form accompanying this Proxy Circular, or a facsimile thereof.

        "Lough" means Thomas W. Lough, the President and Chief Financial Officer of RNC.

        "Martin" means J. Randall Martin, the Chairman and Chief Executive Officer of RNC.

        "Material Adverse Change" means, in respect of Yamana or RNC, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Yamana or RNC, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Yamana and the Material Yamana Subsidiaries, or RNC and the RNC Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on Yamana and the Material Yamana Subsidiaries on a consolidated basis, or RNC and the RNC Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold or copper; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts.

        "Material Yamana Subsidiaries" means the subsidiaries of Yamana set out in Exhibit "B" hereof.

        "Meeting" means the special meeting of the RNC Shareholders to be held on February 17, 2006, and any adjournment thereof.

        "Meeting Materials" means this Proxy Circular, the Notice of Meeting, the form of proxy for use in connection with the Meeting and the Letter of Transmittal.

        "NI 54-101" means the Canadian Securities Administrators' National Instrument 54-101, Proxy Solicitation.

        "Non-Registered Shareholder" means an RNC Shareholder who is a beneficial holder of RNC Shares and is not a Registered RNC Shareholder.

        "Non-Resident Shareholders" has the meaning specified under "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations—RNC Shareholders Not Resident in Canada".

        "Notice of Meeting" means the notice dated December 31, 2005 in respect of the Meeting included in the Meeting Materials.

        "OSC" means the Ontario Securities Commission.

        "Plan of Arrangement" means the plan of arrangement proposed by RNC and Yamana to effect the Arrangement, which is attached hereto as Exhibit D.

        "Proxy Circular" means this management proxy circular, as it may be amended, restated or supplemented from time to time.

        "Record Date" means January 17, 2006.

        "Registered RNC Shareholder" means a registered holder of RNC Common Shares.

        "RESP" means a registered education savings plan (within the meaning of the Tax Act).

        "RNC" means RNC Gold Inc. a corporation existing under the CBCA.

        "RNC Common Shares" means the common shares in the share capital of RNC.

        "RNC Minority Shareholders" means all holders of RNC Common Shares other than Martin and Lough and any associate of, or person acting jointly or in concert with, or any other related party of Martin or Lough within the meaning of Rule 61-501 and subject to the exceptions set out therein.

        "RNC Options" means the options outstanding to acquire 3,581,000 RNC Common Shares issued pursuant to the RNC Stock Option Plan, with exercise prices ranging from CDN$0.37 to CDN$3.00 and with expiry dates ranging from December 3, 2008 to November 10, 2010.

        "RNC Shareholders" means holders of RNC Common Shares.

        "RNC Subsidiaries" means the subsidiaries of RNC set out in Exhibit "A" hereof.

        "RNC Warrants" means the warrants outstanding to purchase 11,104,802 RNC Common Shares with exercise prices ranging from CDN$0.75 to CDN$2.50 and expiry dates ranging from April 27, 2006 to March 22, 2010.

        "RRIF" means a registered retirement income fund (within the meaning of the Tax Act).

        "RRSP" means a registered retirement savings plan (within the meaning of the Tax Act).

        "Rule 61-501" means OSC Rule 61-501—Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

        "SEDAR" means the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

        "Stated Capital Resolution" means the special resolution of RNC Shareholders approving a reduction in the stated capital of the RNC Common Shares as set out in Exhibit "E" to this Proxy Circular.

        "Stock Option Plan" means the stock option plan of RNC, as amended.

        "Superior Proposal" means an Acquisition Proposal in respect of RNC if such Acquisition Proposal is not conditional on obtaining financing and the directors of RNC have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Yamana) from, as appropriate, the financial, legal and other advisors to RNC to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) provides consideration to RNC Shareholders that exceeds the consideration payable under the Arrangement to RNC Shareholders by at least 10%; and (b) is reasonably capable of being completed within a reasonable time.

        "Support Agreement" means the support agreement dated December 4, 2005 between Yamana and Martin, Lough, Leslie E. Coe, Wayne Beach, Harry Hopmeyer, Timothy L. Mann and RNC (Management) Limited;

        "Tax Act" means the Income Tax Act (Canada) as amended, restated or replaced from time to time.

        "Termination Fee" has the meaning ascribed thereto under "The Arrangement Agreement—Termination and Termination Fees".

        "TSX" means the Toronto Stock Exchange.

        "Yamana" means Yamana Gold Inc., a corporation existing under the CBCA.

        "Yamana Common Shares" means the common shares in the share capital of Yamana.

        "Yamana Subco" means 6482015 Canada Inc., a wholly-owned subsidiary of Yamana incorporated pursuant to the CBCA for the sole purpose of effecting the Arrangement.

        "Yamana Subco Common Shares" means the common shares in the share capital of Yamana Subco.

INFORMATION CONCERNING THE MEETING

Date, Time and Place of Meeting

        This Proxy Circular is furnished in connection with the solicitation by management of RNC Gold Inc. ("RNC") of proxies to be used at the special meeting (the "Meeting") of shareholders of RNC ("RNC Shareholders") to be held on Friday, February 17, 2006, at 11:00 a.m. (Toronto time) at The TSX Broadcast Centre—Gallery, Main Floor, The Exchange Tower, 130 King Street West, Toronto, Ontario.

Solicitation of Proxies

        The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by employees of RNC at nominal cost. Employees will not receive any extra compensation for such activities. The total cost of the solicitation will be borne by RNC.

Appointment of Proxies

        The persons named in the enclosed form of proxy are officers and/or directors of RNC. An RNC Shareholder has the right to appoint a person, who need not be an RNC Shareholder, other than the persons designated in the applicable form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such person at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the one enclosed.

Deposit of Proxies

        RNC Shareholders who do not expect to attend the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. An undated but executed proxy will be deemed to be dated the date of this Proxy Circular. Completed proxies returned either by mail or by fax to the office of RNC's transfer agent, Equity Transfer, must be received before noon (Toronto time) on February 15, 2006, or, if the Meeting is adjourned, at least two business days preceding the date of any adjournment of the Meeting. If by mail, shareholders should use the self-addressed envelope enclosed or mail to Equity Transfer, 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 3C2. If by fax, shareholders should use (416) 361-0470 (Attention: Proxy Department).

Non-Registered Shareholders

        Only Registered RNC Shareholders as at January 17, 2006, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares of RNC beneficially owned by a holder (a "Non-Registered Shareholder") are registered either:

  (a)
  in the name of an Intermediary; or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of NI 54-101, RNC has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

        Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries very often call on service companies to forward meeting materials to non-registered holders. Non-Registered Shareholders who have not waived the right to receive Meeting Materials will:

  (a)
  receive a form of proxy that has already been signed by the Intermediary (usually by facsimile) which indicates the number of RNC Common Shares beneficially owned by the Non-Registered Shareholders but which has not been completed. This form of proxy need not be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Equity Transfer in the manner described above;

  (b)
  more typically, receive a voting instruction form from an Intermediary which must be completed and signed by the Non-Registered Shareholder in accordance with the directions on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone); or

  (c)
  receive a proxy form as described in the next paragraph.

        The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP. ADP typically mails a proxy form to the non-registered holders and asks such non-registered holders to return such proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone or via the internet). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a shareholders' meeting. A Non-Registered Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

        The purpose of these procedures is to allow Non-Registered Shareholders to direct the voting of the RNC Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non- Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on that form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies to ensure that their RNC Common Shares are voted at the Meeting.

Exercise of Vote by Proxies and Discretionary Authority

        The RNC Common Shares represented at the Meeting by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy will be voted for, against or withheld from voting in accordance with the instructions contained therein, so long as such instructions are certain, on any ballot that may be called for. If no choice is specified in the proxy, such shares will be voted FOR each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.

        The form of proxy accompanying this Proxy Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of RNC knows of no matters to come before the Meeting, other than those referred to in the Notice of Meeting. However, if any other matters that are not now known to management of RNC should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

        A Registered RNC Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Equity Transfer within the same time periods in advance of the Meeting as set forth above under "Deposit of Proxies"; (b) depositing an instrument in writing executed by the holder or by his or her attorney authorized in writing or, if the holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, indicating the capacity under which such officer or attorney is signing, either at the registered office of RNC at any time up to and including noon, Toronto time, on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the applicable Meeting on the day of such Meeting, or any adjournment thereof; or (c) in any other manner permitted by law. A Non-Registered Shareholder may revoke a voting instruction form and a vote given to an Intermediary at any time by written notice, except that an Intermediary is not required to act on a revocation of a voting instruction form or to vote if such revocation is not received at least seven days prior to the Meeting.

Voting Securities

        As of December 31, 2005, 40,569,021 RNC Common Shares were outstanding, each carrying the right to one vote on matters at the Meeting. Only RNC Shareholders of record as at January 17, 2006 (the "Record Date") are entitled to vote at the Meeting.

        To the knowledge of management, no person or corporation presently beneficially owns, directly or indirectly, or exercises control or direction over, RNC Common Shares in excess of 10% of the outstanding RNC Common Shares, other than:

Name	Number of RNC Common Shares	Percentage of Issued and Outstanding RNC Common Shares
J. Randall Martin(1)	4,124,510	10.2%
Chasm Lake Management Services, LLC	5,271,000	13.0%

Note:

(1)
Of these shares, 94,910 RNC Common Shares are owned by RNC (Management) Limited, a company in which Martin owns 73.7% of the outstanding shares.

Dissent Rights

        RNC Shareholders who oppose the special resolution are entitled to dissent in accordance with the Dissent Procedures set out in "Exhibit H—Dissent Rights". "Exhibit H—Dissent Right" is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Interim Order and the Plan of Arrangement), which are technical and complex. It is suggested that any RNC Shareholder wishing to avail themself of their rights under those provisions seek their own legal advice as failure to comply strictly with the provisions of the CBCA may prejudice their right of dissent.

THE ARRANGEMENT

The Arrangement

        RNC entered into the Arrangement Agreement that will, subject to the terms and conditions of the Arrangement Agreement, result in the business combination of RNC and Yamana by way of the Arrangement, a Court-approved plan of arrangement under the CBCA. These conditions include, among others, approval by at least two-thirds of the votes cast by RNC Shareholders at the Meeting, the Court, and the TSX and AMEX.

        Subject to the conditions in the Arrangement Agreement being satisfied or waived, RNC and Yamana Subco will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 192 of the CBCA. Upon obtaining the Final Order, RNC will file the Articles of Arrangement with the Director. The Arrangement will become effective upon obtaining a certificate of arrangement from the Director. See "The Arrangement Agreement—Conditions to Closing".

        In connection with the Arrangement, among other things, RNC and Yamana Subco will amalgamate under the CBCA and each RNC Shareholder (other than Dissenting Shareholders, Yamana and its affiliates) will be entitled to receive Yamana Common Shares in exchange for the RNC Common Shares held by such RNC Shareholder on the basis of 0.12 of a Yamana Common Share for each RNC Common Share held by such RNC Shareholder, all pursuant to the provisions of the Plan of Arrangement. The rights attaching to the Yamana Common Shares are described under "Exhibit B—Yamana Gold Inc.—Description of Common Shares".

        On the Arrangement Effective Date and pursuant to the provisions of the Plan of Arrangement, the following will occur without further act or formality:

  (a)
  RNC and Yamana Subco will amalgamate and continue as one corporation on the terms prescribed in the Plan of Arrangement;

  (b)
  all RNC Common Shares held by Yamana Subco will be cancelled without any repayment of capital in respect thereof;

  (c)
  all RNC Common Shares held by RNC Shareholders (other than Dissenting Shareholders) will be exchanged for Yamana Common Shares on the basis of 0.12 of a Yamana Common Share for each RNC Common Share, and each RNC Common Share so exchanged will be cancelled without any repayment of capital in respect thereof;

  (d)
  each RNC Warrant will entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price per Yamana Common Share equal to the current exercise price per RNC Common Share;

  (e)
  each RNC Option will entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price per Yamana Common Share equal to the current exercise price per RNC Common Share. The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such RNC Option will otherwise be unchanged, and any document or agreement previously evidencing an RNC Option shall be deemed to evidence an option of Yamana;

  (f)
  each Yamana Subco Common Share will be exchanged for one Amalco Common Share;

  (g)
  RNC Shareholders (other than Dissenting Shareholders) will become shareholders of Yamana, a corporation governed by the CBCA; and

  (h)
  Amalco will be a wholly-owned subsidiary of Yamana.

        As a result of the Arrangement, based on the number of Yamana Common Shares outstanding on December 31, 2005, existing RNC Shareholders will hold approximately 2.9% of the approximately 197.1 million Yamana Common Shares to be outstanding upon completion of the Arrangement, assuming no exercise of options or warrants of RNC and Yamana outstanding subsequent to December 31, 2005. After giving effect to the Arrangement, approximately 15.0 million Yamana Common Shares will remain reserved for issuance under Yamana and RNC options and warrants (assuming that on the Arrangement Effective Date the options and warrants of Yamana and RNC outstanding on December 31, 2005, as further described below, have not been exercised or otherwise expired and no new convertible securities of Yamana or RNC have been issued or granted).

        As of December 31, 2005, Yamana had convertible securities and options outstanding entitling the holders thereof, upon exercise, to acquire a total of approximately 13.3 million Yamana Common Shares. If all outstanding convertible securities and options of Yamana were exercised and converted into Yamana Common Shares prior to the Arrangement Effective Date, a total of 204,603,967 Yamana Common Shares would be outstanding and, following the Arrangement, RNC Shareholders would hold approximately 2.8% of the total outstanding Yamana Common Shares. In addition, RNC currently has warrants and options outstanding entitling the holders thereof, upon exercise, to acquire a total of 14,685,804 RNC Common Shares, which upon completion of the Arrangement will entitle the holders thereof, upon exercise, to acquire a total of approximately 1,762,296 Yamana Common Shares. If all such outstanding warrants and options of RNC were exercised following the Arrangement, there would be a total of approximately 212,144,604 Yamana Common Shares outstanding on a fully diluted basis and RNC Shareholders would hold approximately 3.5% of the total outstanding Yamana Common Shares.

        The following table sets forth information regarding the approximate number of Yamana Common Shares to be held by RNC Shareholders and Yamana shareholders upon completion of the Arrangement (assuming that no Yamana or RNC outstanding warrants or options are exercised following December 31, 2005).

	Number of Yamana Common Shares		Approximate % of Issued and Outstanding Yamana Common Shares
Current RNC Shareholders	5,740,376	(1)	2.9%
Current Yamana Shareholders	191,341,932		97.1%
Total	197,082,308		100%

Note:

(1)
Includes the 872,093 Yamana Common Shares that will be issued in connection with the Minority Interest Transaction. See "Other Transactions".

        The Arrangement Agreement may be terminated by mutual written consent of the parties and upon the occurrence of various other events including, but not limited to, the Arrangement not being completed before March 7, 2006. In certain circumstances, the termination of the Arrangement Agreement will trigger a $1.8 million Termination Fee that shall be paid by RNC to Yamana, as more particularly described in the section entitled "The Arrangement Agreement—Termination and Termination Fees".

Background

        The following is a summary of the meetings, negotiations, discussions and actions that preceded the execution and public announcement of the Arrangement Agreement.

        RNC management has for some time been aware of the lack of market interest, particularly among institutional investors, in small gold producers and the associated discount placed on the shares of these companies. In an effort to enhance shareholder value, during the first half of 2005 RNC actively investigated a number of merger and acquisition opportunities with a view to growing the production base of the company to "intermediate" company levels. RNC entered into confidentiality agreements with a number of prospective merger and candidates, however, these matters did not progress beyond the preliminary discussion and due diligence stage.

        In the first quarter of 2005, RNC commenced focused negotiations with Terra Mining Inc. ("Terra"), a Belize corporation at arm's length to RNC, to purchase from Terra shares representing 75% of the outstanding shares in the capital of Minerales de Occidente S.A. ("Minosa"), a Honduran corporation. Minosa is the owner of 100% of the San Andrés mine (the "San Andrés Mine") in Honduras, a heap leach open pit mine which produced 65,215 ounces of gold in 2004. The remaining 25% of Minosa is owned by RNC (Honduras) Limited ("RNC Honduras"), a Belize corporation owned as to 73.7% by J. Randall Martin, the Chairman, Chief Executive Officer and a director of RNC and as to 15.8% by Thomas W. Lough, the President, Chief Financial Officer and a director of RNC and as to 10.5% by Sergio Rios Molina, the Manager of Logistics for RNC's La Libertad and Bonanza mines in Nicaragua. The San Andrés Mine is operated by certain members of management of RNC on behalf of the owners. RNC was previously granted the right and option to acquire all of the outstanding common shares of RNC Honduras (the "RNC Honduras Shares") by agreement dated July 25, 2003, as amended January 24, 2005, at a price to be agreed upon, or failing agreement, determined by binding arbitration.

        On August 26, 2005, Canaccord was engaged to provide advisory and investment banking services to RNC in connection with the proposed direct or indirect purchase of the San Andrés Mine, including, if requested by RNC, acting as lead agent in respect of a financing to fund the cash portion of the purchase price for the acquisition and the provision of a fairness opinion as to the fairness of the transaction from a financial point of view.

        In August 2005, Peter Marrone, the President and Chief Executive Officer of Yamana, was appointed to the RNC Board of Directors. As a result of Mr. Marrone's interest in the Arrangement and related transactions, he did not attend Board meetings at which matters in relation to these transactions were to be discussed or considered, and he absented himself from all participation and involvement in all Board and Independent Committee deliberations or discussions connected with the Arrangement and all related matters and abstained from all votes thereon.

        Following extensive negotiations, on September 2, 2005, RNC entered into a non-binding letter of intent with Terra for the purchase of its shares of Minosa for consideration of: (i) $12 million payable in cash; and (ii) the grant to Terra of a net smelter return royalty on production from the San Andrés Mine of 1% on the first $20 million of annual revenue and 0.5% on all annual revenue in excess of $20 million, subject to a cumulative aggregate maximum payment to Terra of $1,500,000. The letter of intent provided for a deadline for closing of December 20, 2005.

        In mid-September 2005, Canaccord was requested to prepare and provide the RNC Board of Directors with a fairness opinion in respect of the acquisition of the shares of Minosa from Terra.

        In October 2005, Mr. Marrone began discussions with Mr. Martin regarding the possibility of a business combination with Yamana as an alternative to an equity financing to complete the San Andrés Mine acquisition.

        At a meeting of the Board of Directors of RNC held on October 25, 2005, the RNC Board of Directors was briefed on the recommendation of management to exercise the RNC option to purchase all RNC Honduras Shares and to complete the purchase of certain assets owned by companies controlled by Messrs. Martin and Lough and used in or relating to RNC's mining operations to eliminate conflicts of interest and better align their interests with the interests of shareholders. Due to the related party nature of the transactions, it was determined that the Independent Committee be appointed by the RNC Board of Directors to consider the terms of these transactions and ensure that the proposed transactions were in the best interests of RNC and fair to the disinterested shareholders of RNC. On that date Canaccord was requested to expand its fairness opinion to cover the related party transactions and to receive instructions solely from and report solely to the Independent Committee in respect of the fairness opinion.

        Between November 1, 2005 and November 5, 2005, RNC and Canaccord and their respective legal counsel negotiated the terms of a draft engagement letter pursuant to which Canaccord would act as RNC's exclusive agent in an equity financing to fund RNC's acquisition of the San Andrés Mine and related transactions and for general working capital.

        On November 7, 2005, RNC entered into an agreement with the RNC Honduras shareholders to exercise its option to purchase all of the outstanding RNC Honduras Shares. The parties agreed that the purchase price for the optioned shares, which had been approved by the Independent Committee, would be $4 million, being the pro rata share of the cash portion of the purchase price to be received by Terra for its shares of Minosa, and the optionees agreed to accept securities of RNC in satisfaction of the purchase price of the same type and having the same terms, as to price and otherwise, as those to be issued to finance the purchase of the Minosa shares from Terra. The exercise of the option was subject to a number of conditions, including, completion of the Terra purchase, board approval and all necessary shareholder and regulatory approvals.

        On November 7, 2005, Yamana presented RNC with a draft non-binding indicative term sheet in respect of a proposed business combination, which would provide Yamana with an exclusivity period to conduct due diligence and negotiate in good faith a definitive acquisition agreement.

        On November 8, 2005, the Board of Directors of RNC met to consider the proposed engagement letter with Canaccord in respect of the equity financing and the non-binding proposal in respect of the business combination received from Yamana. Presentations were made separately to the Board of Directors by each of Canaccord and Yamana. Mr. Marrone did not attend the meeting other than to make the presentation on behalf of Yamana. RNC's legal counsel attended the meeting and highlighted the directors' duties and responsibilities in connection with the proposed transactions and also reported on certain legal considerations in connection therewith. Due to concerns expressed by the board with certain terms and conditions of each proposal, it was determined that the meeting be adjourned to permit management an opportunity to attempt to negotiate these terms and the meeting be reconvened later in the day. Management of RNC and legal counsel continued to negotiate during the day with their respective counterparties the terms of the Canaccord engagement letter and non-binding term sheet with Yamana. The Board of Directors reconvened later in the day and management reported on the results of the further negotiations with Canaccord and Yamana. After extensive discussion, the RNC Board of Directors resolved to authorize the Yamana proposal subject to certain changes, with Messrs. Martin and Lough abstaining. Some of the factors noted by the Board in electing to proceed with the Yamana proposal included, anticipated dilution to RNC Shareholders in connection with the equity financing, completion risk associated with the equity financing, the limited time available to complete the equity financing prior to the closing deadline for the acquisition of the shares of Minosa from Terra, the acknowledged difficulty in attracting and hiring qualified and experienced new management personnel for RNC that would be required following the acquisition of the San Andrés Mines and the uncertainty of obtaining significant additional funding that would still be required to put RNC's Cerro Quema mine in Panama into production. It was also resolved that the mandate of the

Independent Committee be modified to include consideration of the Arrangement and all related transactions.

        The respective managements and legal advisors of RNC and Yamana continued to negotiate the terms of the non-binding term sheet and the document was signed on November 9, 2005 by both parties together with a confidentiality agreement. The non-binding indicative term sheet provided for an exclusivity period in favour of Yamana until November 30, 2005.

        Between November 9, 2005 and November 30, 2005, financial, legal and accounting advisors to each of RNC and Yamana considered tax and legal structures to accomplish the proposed transactions and drafts of the Arrangement Agreement, Plan of Arrangement, Support Agreement and all other related agreements were exchanged by respective legal counsel.

        On November 30, 2005, the RNC Board of Directors met to review drafts of the Arrangement Agreement, Plan of Arrangement, Support Agreement and all other related agreements. Legal counsel for RNC attended the meeting and reported on the terms contained therein, responded to questions from directors and again advised the directors of their obligations in connection with the proposed transaction. A representative of Canaccord also attended part of the meeting and reviewed with the meeting its draft Canaccord Fairness Opinion and the backup information in support.

        The Independent Committee met as a committee five times to discuss and review the proposed transactions, receive advice from its advisors and to supervise the preparation of the Canaccord Fairness Opinion. In addition, the Independent Committee spent time reviewing and discussing matters arising out of the process among themselves and with the advisors to RNC and the Independent Committee. In recognition of the considerable additional time and effort required of each director in serving on the Independent Committee, RNC has agreed to pay each member of the Independent Committee a fee of $10,000.

        On December 2, 2005, the RNC Board of Directors met to review the terms of the Arrangement Agreement and all other transaction documents and to receive the report of the Independent Committee including the results of the Canaccord Fairness Opinion. The Independent Committee reported that it had received an oral opinion from Canaccord as to the fairness of the proposed transactions, as a whole, to disinterested shareholders, however, the definitive written Canaccord Fairness Opinion had not yet been provided. A representative from Canaccord attended a portion of the meeting and confirmed that the written Canaccord Fairness Opinion would be available prior to the execution of the definitive Arrangement Agreement. The Board of Directors then approved (with Messrs. Martin and Lough abstaining and Mr. Marrone not participating in the meeting), among other things, the entering into of the Arrangement Agreement, subject to settling the final terms thereof and receipt of the definitive written Canaccord Fairness Opinion. The definitive Arrangement Agreement and all other related agreements were executed by the parties on December 4, 2005 and a public announcement was made by the parties stating that they had entered into a definitive agreement and that the Board of Directors of RNC had unanimously approved the transaction with Yamana.

Reasons for the Arrangement

        The Arrangement and related transactions allows RNC to complete the acquisition of the San Andrés mine in Honduras without further dilution to shareholders and provides the company with access to an experienced management team and greater financial resources to further develop and mine its mineral projects in Honduras, Nicaragua and Panama. The transaction also provides RNC shareholders with the opportunity to participate in a combined company with a larger, more diversified asset base and with greater liquidity of their investment.

Independent Committee and Financial Advisor

        The Independent Committee was formed to review the Arrangement and all related transactions and to report to the RNC Board of Directors respecting its recommendations and conclusions. The Independent Committee concluded that the Arrangement and all related transactions as a whole, are fair to the RNC Minority Shareholders and that the Arrangement and all related transactions are in the best interests of RNC and the RNC Minority Shareholders and recommended that the Board proceed with the Arrangement and all related transactions. The Independent Committee has received the Canaccord Fairness Opinion, indicating that the proposed transactions as a whole, are fair from a financial point of view to the RNC Minority Shareholders.

Recommendation of the Board of Directors

        After considering the report of the Independent Committee, the Board of Directors (other than Martin and Lough who declared their interest and abstained from voting and Peter Marrone who declared his interest and absented himself from the applicable Board meeting) adopted the Independent Committee's recommendation, concluded that the Arrangement and all related transactions, as a whole, are fair to the RNC Minority Shareholders and authorized the entry by RNC into the Arrangement Agreement and all related agreements.

        In respect of all matters in relation to discussions with Yamana and in relation to the Arrangement, Peter Marrone has declared his interest by virtue of his position as President and Chief Executive Officer of Yamana and has absented himself from all participation and involvement in all board and Independent Committee deliberations or discussions connected with the Arrangement and all related matters and abstained from all votes on the Arrangement and all related matters.

        In reaching its conclusions and formulating its recommendations, the Independent Committee considered a number of factors. In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Independent Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination as to the fairness of the Arrangement. The factors considered included:

  (a)
  information in respect of Yamana with respect to its assets and properties (see a summary of such information set forth in "Exhibit B—Yamana Gold Inc.");

  (b)
  information in respect of Yamana with respect to its historical and current financial condition, business and operations;

  (c)
  historical information regarding the market prices and trading information of the RNC Common Shares and the Yamana Common Shares;

  (d)
  the anticipated size and market liquidity of Yamana, subsequent to the Arrangement;

  (e)
  the Yamana Common Shares offered in connection with the Arrangement provide RNC Shareholders with the opportunity to participate as shareholders of a larger, more diversified company;

  (f)
  the value of the outstanding RNC Common Shares on a fully diluted basis;

  (g)
  the Exchange Ratio implied a price of CDN$0.68 per RNC Common Share representing a premium of approximately 21% based on the volume-weighted-average trading prices of Yamana and for RNC over the 10 trading days preceding the public announcement of the Arrangement;

  (h)
  RNC Shareholders will retain their ability to benefit from the growth prospects represented by Yamana by receiving 0.12 of a Yamana Common Share for each RNC Common Shares held pursuant to the Arrangement;

  (i)
  the Canaccord Fairness Opinion which concluded that the Arrangement, and all related transactions as a whole, are fair, from a financial point of view, to the RNC Minority Shareholders; however Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions;

  (j)
  for Canadian federal income tax purposes, RNC Shareholders who hold their RNC Common Shares as capital property generally will be able to exchange their RNC Common Shares for Yamana Common Shares under the Arrangement on a tax-deferred basis under the Tax Act (see "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations");

  (k)
  the view of the RNC Board of Directors that the terms and conditions of the Arrangement Agreement, including the amount of the Termination Fee and the circumstances under which it is payable, do not prevent an unsolicited third party from proposing or making a Superior Proposal, provided RNC complies with the terms of the Arrangement Agreement;

  (l)
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast at the Meeting by RNC Shareholders, and must also be approved by a simple majority of the votes cast at the Meeting by the RNC Minority Shareholders;

  (m)
  the Arrangement requires approval of the Court, which will consider, among other things, the fairness of the Arrangement to RNC Shareholders; and

  (n)
  under the Arrangement, Registered RNC Shareholders will have dissent rights.

        The Independent Committee also considered current industry, economic and market conditions and trends as well as the reasons set forth under "The Arrangement—Reasons for the Arrangement".

        THE BOARD OF DIRECTORS HAS APPROVED THE ARRANGEMENT AND RECOMMENDS THAT RNC SHAREHOLDERS VOTE FOR THE STATED CAPITAL RESOLUTION AND THE ARRANGEMENT RESOLUTION.

Fairness Opinion of Canaccord

        RNC formally engaged Canaccord as its financial advisor pursuant to Engagement Letter. As part of its engagement, Canaccord was asked by the Independent Committee, among other things, to consider the proposed Arrangement and certain related transactions completed by RNC prior to the date hereof and to be completed and provide its opinion as to the fairness of such matters, from a financial point of view, to RNC Minority Shareholders. On December 4, 2005, Canaccord provided in writing to the members of the Independent Committee its opinion that as of that date, based upon and subject to the considerations described therein, the Arrangement and all related transactions, as a whole, are fair from a financial point of view to the RNC Minority Shareholders; however, Canaccord expressed no opinion on any individual component of the Arrangement or any related transactions.

        The full text of the Canaccord Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Canaccord in rendering the Canaccord Fairness Opinion, is attached as Exhibit "C" to this Proxy Circular. The Canaccord Fairness Opinion was prepared solely for the benefit and use of the members of the Independent Committee and the Board of Directors of RNC in its consideration of the Arrangement and addresses only the fairness of the Arrangement, and all related transactions, as a whole from a financial point of view, to the RNC Shareholders other than certain officers, directors and senior management of RNC. The Canaccord Fairness Opinion states that it does not constitute a recommendation to any RNC Shareholder as to how to respond to the Arrangement. The summary of the Canaccord Fairness Opinion set forth in this Proxy Circular is qualified in its entirety by reference to the full text of the Canaccord Fairness Opinion. RNC Shareholders are urged to read the Canaccord Fairness Opinion carefully and in its entirety.

        The Canaccord Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Canaccord Fairness Opinion and the condition and prospects, financial and otherwise, of RNC and its subsidiaries and affiliates, as they were reflected in the information and documents reviewed by Canaccord and as they were represented to Canaccord in discussions with management of RNC. Subsequent developments may affect the Canaccord Fairness Opinion, and Canaccord does not have any obligation to update, revise, or reaffirm the Canaccord Fairness Opinion.

        Canaccord is an investment dealer that provides research, corporate finance advice and services, and engages in trading and investment banking. Canaccord has participated in a significant number of transactions involving mining companies, including transactions involving both RNC and Yamana, and its investment banking professionals have extensive experience in preparing valuations and fairness opinions.

        Canaccord acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of RNC, Yamana or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to RNC, Yamana or the Arrangement. Neither Canaccord nor any of its affiliates is an insider, associate or affiliate (as those term are defined in the Securities Act (Ontario)) of RNC, Yamana or any of their respective associates or affiliates. In the last 24 months, the only services Canaccord and its affiliates provided to the parties to the Arrangement Agreement are those set out in the Canaccord Fairness Opinion (which is attached hereto as Exhibit "C") under the heading "Relationship with Interested Parties". Canaccord believes it is independent of both RNC and Yamana.

        Pursuant to the Engagement Letter, RNC has agreed to pay Canaccord certain fees and reimburse it for certain expenses in connection with its rendering of financial advisory services, and RNC has also agreed to indemnify Canaccord and certain related persons against certain losses, claims, damages and liabilities that may be incurred in connection with the Arrangement or their engagements.

Support Agreement

        Pursuant to the Support Agreement, the RNC Shareholders who are parties to the Support Agreement (the "Supporting Shareholders") unconditionally and irrevocably agreed, among other things: (a) not to transfer or agree to transfer any RNC Common Shares or securities convertible into or exchangeable for RNC Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by such party other than with Yamana's prior written consent, acting reasonably, (b) to vote all securities of RNC over which the party has voting power and which are entitled to be voted at the Meeting in favour of approving the Arrangement and/or any matter that could reasonably be expected to facilitate it (unless at that time there is a Superior Proposal outstanding that has not been withdrawn, in which case there shall be no obligation to vote in the manner required), and (c) to vote all of such party's voting securities against, and such party will not consent to, any Acquisition Proposal or any action that would delay, prevent or frustrate the Arrangement, other than a Superior Proposal. As at the date of the Support Agreement, the Supporting Shareholders held or controlled an aggregate of 6,832,957 RNC Common Shares representing approximately 16.8% of the issued and outstanding RNC Common Shares. In the Support Agreement, Martin and Lough also agreed that they shall not sell, transfer, pledge or otherwise dispose of Yamana Common Shares or securities convertible into Yamana Common Shares, whether then owned or thereafter acquired, or enter into any hedging transactions or other transactions which would have the effect of reducing or eliminating the risk of ownership of any such securities, on or before June 30, 2006 without the prior written consent of Yamana.

Interests of Certain Persons in the Arrangement

        In considering the recommendation of the RNC Board of Directors with respect to the Arrangement, RNC Shareholders should be aware that certain members of RNC's management and the RNC Board of Directors may have certain interests in connection with the Arrangement, including those referred to below and elsewhere in this Proxy Circular (see "Other Transactions"), that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Independent Committee and RNC Board of Directors are aware of these interests and considered them along with the other matters described above in "Recommendation of the Board of Directors".

        Mr. Peter Marrone, the President and Chief Executive Officer of Yamana, currently holds 250,000 options and 378,900 common shares of, and is a director of, RNC. Pursuant to the terms of the Arrangement Agreement, upon completion of the Arrangement, Mr. Marrone will continue as the President and Chief Executive Officer of Yamana.

        Upon completion of the Arrangement, Martin, the Chairman and Chief Executive Officer of RNC, will enter into a consulting agreement (the "Consulting Agreement") with Yamana pursuant to which Martin shall be paid $10,000 per month for a term of 18 months from the effective date of the Arrangement.

        As a result of the completion of the Arrangement, Martin and Lough will be entitled to receive termination payments in the amount of $500,000 and $260,000 respectively, being amounts equal to two times their current annual compensation, pursuant to previously disclosed employment agreements with RNC.

        Upon the arrangement becoming effective, all unvested RNC Options held by directors and officers of RNC will become fully vested and exercisable in accordance with their terms.

        The management and directors of RNC collectively own less than 1% of the outstanding Yamana Common Shares.

Procedure for the Exchange of RNC Share Certificates

        A Letter of Transmittal (printed on blue paper) is included in the Meeting Materials for the RNC Shareholders for use in exchanging their share certificates. The Letter of Transmittal should be completed and delivered to CIBC Mellon in accordance with the instructions contained in the Letter of Transmittal. The Letter of Transmittal form is also available at the website maintained by CDS at www.sedar.com. Upon the return of a properly completed Letter of Transmittal, together with certificates representing RNC Common Shares (and such other documentation as required by CIBC Mellon), certificates for the appropriate number of Yamana Common Shares will be issued without charge. No fractional Yamana Common Shares will be issued.

  Letter of Transmittal

        RNC Shareholders should, as soon as possible, deliver to CIBC Mellon at any of the offices of CIBC Mellon listed in the Letter of Transmittal (printed on blue paper) the following:

  (a)
  the certificate or certificates representing the RNC Common Shares that the RNC Shareholder wishes to have exchanged for Yamana Common Shares;

  (b)
  a Letter of Transmittal in the accompanying form as required by the rules and instructions set out in the Letter of Transmittal; and

  (c)
  any other documents specified in the instructions set out in the Letter of Transmittal.

        Yamana Common Shares will be issued for RNC Common Shares and delivered by CIBC Mellon to RNC Shareholders as soon as practicable following the Arrangement Effective Date, but only if CIBC Mellon has actually received the above documents. The Arrangement Effective Date is expected to occur by the beginning of March, 2006, provided that all other regulatory approvals have been obtained. If on such date any required regulatory approval has not yet been obtained, the Arrangement Effective Date will be the date immediately following the date the last of such approvals is obtained. Except as otherwise provided in the instructions to the Letter of Transmittal, an Eligible Institution must guarantee the signature on the Letter of Transmittal. If a Letter of Transmittal is signed by a person other than the registered owner(s) of the certificate(s) to which the Letter of Transmittal relates, and in certain other circumstances as set forth in the Letter of Transmittal, the deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s), with the signature on the endorsement panel or share transfer power of attorney guaranteed by an Eligible Institution.

Fractional Shares

        No fractional Yamana Common Shares will be issued to RNC Shareholders upon the surrender of RNC Common Shares for exchange. Any fractional number of Yamana Common Shares will be rounded up or down to the nearest whole number.

Reduction of Stated Capital of RNC

        In order to comply with certain provisions of the CBCA in connection with the Arrangement, RNC proposes to reduce the stated capital attributable to the RNC Common Shares without any payment such that, immediately following the reduction, the realizable value of RNC's assets will exceed the aggregate of its liabilities and stated capital of all classes. The reduction will enable RNC to apply for the Final Order approving the Arrangement. Such approval is not available under the CBCA where the realizable value of a corporation's assets are less than the aggregate of its liabilities and stated capital of all classes.

        As at September 30, 2005 (unaudited), the stated capital of RNC was equal to $39,110,613, whereas RNC's total shareholders equity amounted to $23,455,347, which included a deficit of $15,655,266. RNC will not incur any cash obligations relating to this reduction. This stated capital reduction will be effected pursuant to subsection 38(1) of the CBCA.

Approval of Stated Capital Resolution

        At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass the special resolution (the "Stated Capital Resolution") in the form set forth in Exhibit E, subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Corporation to reduce its stated capital pursuant to the CBCA, in such amount as may be determined by the Directors such that, immediately following the reduction, the realizable value of RNC's assets will exceed the aggregate of its liabilities and stated capital of all classes, the amount of such reduction being an amount not being represented by realizable assets of RNC.

        The Board recommends that shareholders vote for the adoption of the Stated Capital Resolution. In order to be effective, the Stated Capital Resolution must be approved by the affirmative vote of at least two-thirds of the votes cast at the Meeting in respect of such resolution.

        Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the RNC Common Shares represented by such form of proxy, properly executed, in favour of the Stated Capital Resolution.

Approval of Arrangement Resolution

        In order for the Arrangement to be effected, the RNC Shareholders will be asked to consider and, if deemed advisable, to approve the Arrangement Resolution at the Meeting. The Arrangement Resolution (the text of which appears as Exhibit "F" to this Proxy Circular) must be approved by an affirmative vote of not less than 66 2/3% of the votes cast in respect thereof by RNC Shareholders at the Meeting and a simple majority of the votes cast by the RNC Minority Shareholders at the Meeting. As of the date hereof, Martin owns or controls, directly or indirectly, 4,124,510 RNC Common shares (10.2%) and Lough owns or controls, directly or indirectly, 1,064,200 RNC Common Shares (2.6%), which RNC Common Shares will be excluded for the purpose of the majority of the vote of the RNC Minority Shareholders.

        In the absence of a specification made in the form of proxy to the contrary, the persons named in the form of proxy intend to vote in favour of the Arrangement Resolution.

Stock Exchange Listings

        The RNC Common Shares are listed and posted for trading on the TSX under the symbol "RNC". Yamana Common Shares are listed and posted for trading on the TSX under the symbol "YRI", on the AMEX under the symbol "AUY", and on the AIM under the symbol "YAU".

        It is a condition to the Arrangement that the Yamana Common Shares issued pursuant to the Arrangement be approved for listing on the TSX, the AMEX and the AIM.

        Following the Arrangement, the RNC Common Shares will be de-listed from the TSX.

Regulatory Matters

        Other than the Final Order, RNC is not aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Arrangement Effective Date. In the event that any filings or consents are required, such filings or consents will be sought, although these additional requirements could delay the Arrangement Effective Date or prevent the completion of the Arrangement. While there can be no assurance that the necessary regulatory consents or approvals will be obtained prior to the Meeting or at all, RNC currently anticipates that all such consents and approvals will have been obtained or otherwise resolved by the time of the Meeting or shortly thereafter.

        By virtue of the Minority Interest Transaction (as hereinafter defined), the Bonanza Transaction and the Consulting Agreement, the Arrangement will constitute a "business combination" under Rule 61-501 (as hereinafter defined). In accordance with the Rule, the Arrangement will be required to be approved by a majority of the minority RNC Shareholders excluding Martin and Lough and any associate of, or person acting jointly or in concert with, or any other related party of Martin or Lough within the meaning of Rule 61-501.

        The Arrangement will be exempt from the valuation requirements contained in the Rule 61-501 as the fair value of both the subject matter of the connected transactions and the consideration therefor, in the aggregate, did not exceed 25% of RNC's market capitalization at the relevant time.

  Qualification and Resale of Yamana Common Shares

  Canada

        The distribution of Yamana Common Shares issuable pursuant to the Arrangement will be exempt from the prospectus and registration requirements of securities legislation in each province and territory of Canada. Subject to certain disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares from "control distributions", Yamana Common Shares issued pursuant to the Arrangement may be resold in each province and territory in Canada, subject in certain circumstances, to the usual conditions that no unusual effort has been made to prepare the market or create demand for the Yamana Common Shares and that no extraordinary commission or consideration is paid in respect of any trade.

  United States

        The Yamana Common Shares to be issued pursuant to the Arrangement (including those to be issued upon the exercise of the RNC Options and the RNC Warrants) have not been and will not be registered under U.S. Securities Act and will instead be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on January 19, 2006 and, subject to the approval of the Arrangement by RNC Shareholders, a final hearing on the Arrangement will be held on February 22, 2006 by the Court. See "The Arrangement Agreement—Court Approval and Completion of the Arrangement".

        The Yamana Common Shares to be issued in connection with the Arrangement will be freely transferable under United States federal securities laws and will not bear any restrictive legend imposed as a result of the operation of the U.S. Securities Act, except with respect to Yamana Common Shares held by persons who are deemed to be "affiliates" (as such term is defined under the U.S. Securities Act) of RNC, Yamana or Yamana Subco prior to the Arrangement or of Yamana following the Arrangement. Persons who may be deemed to be affiliates of a company generally include individuals or entities that control, are controlled by, or are under common control with, such company and generally include executive officers and directors of such company as well as principal shareholders of such company.

        Yamana Common Shares acquired by persons who are deemed to be U.S. affiliates may be resold by such persons only in transactions permitted by the applicable resale provisions of the Securities Act. Subject to certain limitations, such affiliates may immediately resell Yamana Common Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Yamana Common Shares held by such affiliates may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Yamana Common Shares received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding Yamana Common Shares or, if the Yamana Common Shares are listed on a United States securities exchange, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to Yamana. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Yamana after a period of one or two years, depending upon whether information continues to be publicly available with respect to Yamana.

        The RNC Warrants may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. As a result, the RNC Warrants may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. person, as defined in Rule 902 of Regulation S under the U.S. Securities Act, and is not exercising the RNC Warrants for the account or benefit of a U.S. person or a person in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Yamana to the effect that the exercise of the RNC Warrants does not require registration under the U.S. Securities Act or state securities laws.

        In addition, any Yamana Common Shares issuable upon the exercise of the RNC Warrants in the United States or for the account or benefit of a U.S. person or a person in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Yamana Common Shares will bear a legend to that effect, and such Yamana Common Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and state securities laws, after providing an opinion of counsel or other documentation satisfactory to Yamana to such effect. Subject to certain limitations, the RNC Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.

        The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Yamana Common Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure that the resale of their securities complies with applicable securities legislation.

THE ARRANGEMENT AGREEMENT

        On December 4, 2005, Yamana, RNC and Yamana Subco entered into the Arrangement Agreement, a copy of which has been filed and is available for viewing on SEDAR, and which has been incorporated by reference in the Proxy Circular as set out in Exhibit A—RNC Gold Inc. and Exhibit B—Yamana Gold Inc. attached hereto. The following is a summary of the material terms of the Arrangement Agreement. This summary is qualified in its entirety by reference to the full text of the Arrangement Agreement.

        Under the terms of the Arrangement Agreement, RNC and Yamana Subco agreed, subject to certain terms and conditions, to amalgamate by way of a plan of arrangement under the CBCA.

Arrangement Effective Date

        After obtaining the approval of RNC Shareholders, the Final Order, and upon the other conditions in the Arrangement Agreement, including receipt of all regulatory approvals, being satisfied or waived, RNC intends to send the Articles of Arrangement to the Director for endorsement and filing. The Arrangement will become effective when the Director issues the Certificate.

Exchange Ratio

        Under the Arrangement, RNC will amalgamate with Yamana Subco, a newly-formed, wholly-owned subsidiary of Yamana, and each RNC Shareholder will be entitled to receive 0.12 of a Yamana Common Share for each RNC Common Share on the terms set out in the Plan of Arrangement.

Treatment of RNC Warrants and RNC Options

        The terms of the Arrangement Agreement confirm that each RNC Warrant shall entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price equal to the current exercise price per RNC Common Share.

        Each RNC Option will entitle the holder to receive upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof a number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise, at an exercise price equal to the current exercise price per RNC Common Share. The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such RNC Option will otherwise be unchanged, and any document or agreement previously evidencing an RNC Option will be deemed to evidence such Yamana option.

        Based on the number of RNC Options and RNC Warrants outstanding on December 31, 2005, upon completion of the Arrangement, holders of RNC Warrants will be entitled to purchase an aggregate of approximately 1,332,576 Yamana Common Shares at prices ranging from CDN$6.25 to CDN$20.83 with the latest expiry date being March 22, 2010. Holders of RNC Options will be entitled to purchase an aggregate of approximately 429,720 Yamana Common Shares at prices ranging from CDN$3.08 to CDN$25.00 with the latest expiry date being November 10, 2010.

Representations and Warranties

        Yamana, Yamana Subco and RNC have made certain representations and warranties in the Arrangement Agreement, which representations and warranties shall survive the execution and delivery of the Arrangement Agreement and shall terminate on the Arrangement Effective Date.

        These representations and warranties relate to, among other things: (a) their respective corporate organization, existence and similar corporate matters; (b) their respective capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) the execution and delivery of the Arrangement Agreement and consummation of the transactions contemplated thereby not (i) resulting in a violation or breach of, or requiring any consent or giving rise to a right of termination under, their respective articles or by-laws, any law, rule, regulation, order, or judgment or any contract, agreement, licence or permit, (ii) giving rise to any right of termination or acceleration of indebtedness, (iii) resulting in the imposition of any encumbrance on their respective property or assets, or (iv) resulting in payments becoming due to any of their respective directors or officers, which in any case would, individually or in the aggregate, have a Material Adverse Effect on RNC or Yamana, as the case may be; (e) directors' approvals; (f) there being no default under, or any event, condition or occurrence which, after notice or lapse of time or both, would constitute a default under any contract, agreement or licence which would, individually or in the aggregate, have a Material Adverse Effect on RNC or Yamana, as the case may be; (g) except as disclosed, since December 31, 2004, RNC and Yamana have conducted their respective businesses in the ordinary and regular course of business consistent with past practice; (h) employment and labour matters; (i) the audited consolidated financial statements for the financial years ended December 31, 2004 and December 31, 2003 in the case of RNC and December 31, 2004 and February 29, 2004 in the case of Yamana, and the nine month period ended September 30, 2005 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (j) completeness and accuracy of financial and corporate books and records; (k) the absence of material litigation; (l) title to properties and condition of assets; (m) insurance matters; (n) environmental matters; (o) the filing of tax returns, the payment of taxes and other tax matters; (p) neither party owning or licensing any intellectual property material to its business; (q) pension and employee benefits; (r) reporting issuer and listing status; (s) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation at the time of their filing; (t) compliance with applicable laws; (u) there being no option on assets; (v) absence of non-competition agreements; (w) foreign private issuer and investment company status; (x) there being no cease trade order or other order of any applicable stock exchange or securities regulatory authority; and (y) providing full disclosure.

Covenants

        Yamana, Yamana Subco and RNC have respectively covenanted with each other that certain actions are prohibited without the prior written consent of the other party. These covenants include, among others, covenants not to: (i) take or refrain from any action that would reasonably be expected to materially impede the proposed transaction, render the party's representations and warranties untrue, or would have a Material Adverse Effect on either party; (ii) split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution payable in cash, securities or otherwise; (iii) amend governing documents; and (iv) redeem, purchase or offer to purchase any outstanding shares other than pursuant to their respective stock option plans, any obligations or rights under existing contracts, agreements and commitments. Yamana, Yamana Subco and RNC have covenanted to notify the other parties of any: material change of the business; material complaint, investigation or hearing; breach of a covenant or event rendering its representations and warranties untrue.

        In addition, RNC has made certain other covenants in favour of Yamana including, among others, covenants not to: (i) reorganize, amalgamate or merge with a person other than a subsidiary; (ii) issue, sell, pledge, dispose or encumber any shares or agree to do any of the foregoing, other than shares issuable pursuant to the terms of plans and currently outstanding common share purchase warrants; (iii) sell, lease or dispose of any property or assets other than pursuant to obligations or rights under existing contracts, agreements or commitments; (iv) acquire or agree to acquire any corporation or other entity or division thereof; (v) other than in the ordinary course of business, enter into or modify any material contract, agreement, lease commitment or arrangement; (vi) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money; (vii) relinquish any contract right in excess of CDN$100,000; (viii) enter into, for speculative purposes, any interest rate, hedges, currency or commodity swaps or other similar financial instruments other than in the ordinary course of business; (ix) satisfy or settle any claim or dispute in an amount in excess of CDN$100,000; (x) settle or compromise any claim brought by a present or former securities holder of RNC in connection with the proposed Arrangement without the prior written consent of Yamana; (xi) make any changes to existing accounting practices or make any material tax election inconsistent with past practices; or (xii) without Yamana's prior written consent, enter into or modify any employment, severance, collective bargaining or similar agreement or grant any bonus, salary increase, supplementary benefits, change of control or termination pay or make any loan to any officer or director of RNC other than in the ordinary course. RNC has also covenanted to: (i) cause its subsidiaries to conduct business in the ordinary course and consistent with past practices; and (ii) use reasonable commercial efforts to ensure current insurance policies are not cancelled, terminated or lapse unless replaced with equal or greater coverage.

        Furthermore, RNC has covenanted that it will carry out the terms of the Interim Order and use all commercially reasonable efforts to obtain the approval of its shareholders.

Conditions to Closing

  Mutual Conditions Precedent

        The Arrangement Agreement provides that the obligation of each of Yamana, Yamana Subco and RNC to complete the Amalgamation is subject to the satisfaction, on or before the Arrangement Effective Date, of the following conditions, each of which may be waived by Yamana, Yamana Subco and RNC in writing, at any time:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

  (b)
  the Arrangement and, if required, all other material transactions contemplated or necessary to complete the Arrangement, with or without amendment, shall have been approved at the Meeting by the RNC Shareholders in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

  (d)
  the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

  (e)
  there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on RNC or Yamana;

  (f)
  (A) the TSX, AMEX and AIM shall have conditionally approved the listing thereon of the Yamana Common Shares to be issued pursuant to the Arrangement (including the Yamana Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the RNC Options and the RNC Warrants) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of RNC contemplated or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, AMEX and AIM, as applicable;

  (g)
  (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any governmental entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the disclosure letters exchanged between RNC and Yamana), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on RNC, Yamana or Yamana Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

  (h)
  the Yamana Common Shares issued pursuant to the Arrangement are exempt from registration requirements under the U.S. Securities Act and, except with respect to persons deemed "affiliates" of Yamana under the U.S. Securities Act, the Yamana Common Shares to be issued pursuant to the Arrangement are not subject to resale restrictions in the United

    States under the U.S. Securities Act or the U.S. Exchange Act, provided however, that RNC Warrants may not be exercised in the United States on behalf or for the benefit of, a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act), unless an exemption is available from the registration requirements of the U.S. Securities Act and any applicable state securities laws, and the holder furnishes to Yamana an opinion of counsel or other documentation satisfactory to Yamana to such effect;

  (i)
  the Bonanza Transaction and San Andrés Acquisition (both as hereinafter defined) shall have been completed in accordance with the terms and conditions of the Bonanza Agreement, the Minority Interest Agreement and the Majority Interest Agreement (both as hereinafter defined); and

  (j)
  the Arrangement Agreement shall not have been terminated.

  Additional Conditions Precedent to the Obligations of Yamana and Yamana Subco

        The Arrangement Agreement provides that the obligation of Yamana and Yamana Subco to complete the Amalgamation is subject to the satisfaction, on or before the closing date, of the following conditions, each of which may be waived only by Yamana and Yamana Subco in writing:

  (a)
  the representations and warranties made by RNC in the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date, and all other representations and warranties made by RNC in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Arrangement Effective Date as if made on and as of such date, in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Yamana, have a Material Adverse Effect on RNC, and RNC shall have provided to each of Yamana and Yamana Subco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Arrangement Effective Date. No representation or warranty made by RNC shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the disclosure letter provided by RNC to Yamana, or provided for or stated to be exceptions under the Arrangement Agreement;

  (b)
  from the date of the Arrangement Agreement to the Arrangement Effective Date, there shall not have occurred, and RNC or any of the RNC Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of fact that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on RNC;

  (c)
  RNC shall have complied in all material respects with its covenants under the Arrangement Agreement and RNC shall have provided to each of Yamana and Yamana Subco a certificate of two officers thereof certifying that, as of the Arrangement Effective Date, RNC has so complied with its covenants under the Arrangement Agreement;

  (d)
  RNC Shareholders holding no more than 5% of the outstanding RNC Common Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise) and Yamana shall have received a certificate dated the day immediately preceding the Arrangement Effective Date of two officers of RNC to such effect;

  (e)
  the Consulting Agreement shall have been executed and delivered to Yamana;

  (f)
  certain key employees of RNC and/or RNC Subsidiaries to be designated by Yamana shall have entered into employment agreements satisfactory to Yamana, acting reasonably;

  (g)
  the directors of RNC and each of the RNC Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by RNC and the RNC Subsidiaries to permit the consummation of the Arrangement; and

  (h)
  the directors of RNC shall not have withdrawn or modified in a manner adverse to Yamana their approval of the transactions contemplated by the Arrangement Agreement.

  Additional Conditions Precedent to the Obligations of RNC

        The Arrangement Agreement provides that the obligation of RNC to complete the Arrangement is subject to the satisfaction, on or before the Closing Date, of the following conditions, each of which may be waived only by RNC in writing:

  (a)
  the representations and warranties made by Yamana and Yamana Subco in the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Arrangement Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Yamana and Yamana Subco in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of RNC, have a Material Adverse Effect on Yamana, and Yamana shall have provided to RNC a certificate of two officers thereof, and Yamana Subco shall have provided to RNC a certificate of an officer thereof, certifying such accuracy or lack of Material Adverse Effect on the Arrangement Effective Date. No representation or warranty made by Yamana shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the disclosure letter provided by Yamana to RNC, or provided for or stated to be exceptions under the Arrangement Agreement;

  (b)
  from the date of the Arrangement Agreement to the Arrangement Effective Date, there shall not have occurred, and Yamana or any of the Yamana Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Yamana;

  (c)
  each of Yamana and Yamana Subco shall have complied in all material respects with their covenants under the Arrangement Agreement and Yamana shall have provided to RNC a certificate of two officers thereof, and Yamana Subco shall have provided to RNC a certificate of an officer thereof, certifying that, as of the Arrangement Effective Date, they have so complied with their covenants under the Arrangement Agreement; and

  (d)
  the directors of Yamana and Yamana Subco shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Yamana and Yamana Subco to permit the consummation of the Arrangement.

Non-Solicitation and Superior Proposal

        RNC has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of RNC or any of its subsidiaries: (i) solicit, initiate, encourage or promote (including by way of furnishing information or entering into any form or agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal; (ii) participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (iii) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal; (iv) enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal; or (v) make any public announcement or take any action inconsistent with the recommendation of the directors of RNC to approve the Arrangement, provided, however, that nothing contained in the Arrangement Agreement shall prevent or restrict the directors of RNC from considering or negotiating any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or from approving, and recommending to its shareholders or entering into an agreement in respect of a Superior Proposal, but in each case only if the directors of RNC determine in good faith after consulting with outside counsel that such action is necessary or advisable for such directors to act in a manner consistent with their fiduciary duties under applicable law.

        RNC has also agreed not to accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (i) Yamana is provided with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that the material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the directors of RNC have determined would be a Superior Proposal, and (ii) five Business Days shall have elapsed from the later of the date Yamana received notice of the determination of the directors of RNC to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date Yamana received a copy of the Acquisition Proposal (the "Notice Period").

        During the Notice Period, Yamana shall have the opportunity, but not the obligation, to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The directors of RNC shall review any such offer by Yamana in order to determine in good faith whether the offer of Yamana upon acceptance by RNC would at least match the value per RNC Common Share of the Superior Proposal. If the directors of RNC so determine, RNC shall enter into an amended agreement with Yamana reflecting the amended proposal of Yamana. RNC acknowledged and agreed that each successive financial modification of any Acquisition Proposal shall constitute a new Acquisition Proposal and shall initiate an additional Notice Period.

        If this Proxy Circular has been mailed to RNC Shareholders prior to expiry of the Notice Period, and during such period, Yamana requests in writing that the Meeting proceed, unless otherwise ordered by the Court, RNC will continue to take all reasonable steps necessary to hold the Meeting and to cause the Arrangement to be voted on at the Meeting.

Amendment and Waiver

        The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the Meeting, without, subject to applicable law, further notice to or authorization on the part of the RNC Shareholders and any such amendment may, subject to applicable law or the Final Order, without limitation: (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01(d) of the Plan of Arrangement, which provides for, among other things, that the Exchange Ratio cannot be amended without the approval of RNC Shareholders or as may be ordered by the Court). If RNC or Yamana, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and, if it and its shareholders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of RNC Shareholders. Furthermore, amendments to the Plan of Arrangement must be filed with the Court and, if made following the Meeting, (i) approved by the Court, (ii) consented to in writing by RNC and Yamana, and (iii) consented to by RNC Shareholders if required by the Court.

Termination and Termination Fees

        The Arrangement Agreement may be terminated by written notice promptly given to the other party at any time prior to the Arrangement Effective Date:

  (a)
  by mutual written consent of Yamana, Yamana Subco and RNC;

  (b)
  if any of the conditions precedent contained in the Arrangement Agreement have not been complied with or waived by Yamana, Yamana Subco or RNC, as the case may be, on or before March 7, 2006;

  (c)
  by Yamana and Yamana Subco if there is a Superior Proposal in respect of RNC and the directors of RNC: (i) shall have withdrawn or modified in an adverse manner to Yamana and Yamana Subco their approval or recommendation of the Arrangement, (ii) shall failed, after being requested by Yamana in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated in the Arrangement Agreement as promptly as possible (but in any event within two (2) Business Days) after receipt of such written request from Yamana, or (iii) shall have accepted, approved, recommended or entered into an agreement with respect to any Superior Proposal;

  (d)
  by Yamana and Yamana Subco or by RNC if the Meeting shall have been held and completed and the Arrangement or where required, any other material matter contemplated in the Arrangement Agreement or necessary to complete the Arrangement, is not approved by the requisite majority of the RNC Shareholders;

  (e)
  by RNC upon any determination by the directors of RNC that an Acquisition Proposal constitutes a Superior Proposal, and payment of the Termination Fee set out in section 6.03 of the Arrangement Agreement; or

  (f)
  by either Yamana or RNC if the Arrangement shall not have been completed by March 7, 2006 provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of RNC, then RNC shall not be entitled to terminate the Arrangement Agreement.

        RNC agreed in the Arrangement Agreement that if:

  (a)
  Yamana and Yamana Subco terminate the Arrangement Agreement as the result of (c) of the section above and RNC completes an Acquisition Proposal within six months following termination of the Arrangement Agreement;

  (b)
  RNC terminates the Arrangement Agreement as the result of a Superior Proposal;

  (c)
  Yamana and Yamana Subco terminates the Arrangement Agreement as a result of RNC failing to comply with any of the conditions precedent contained in the Arrangement Agreement through the fault of (whether by commission or omission unless such commission or omission is ordered by the Court) of RNC failing to submit the Arrangement for approval to the RNC Shareholders on or prior to the date which is five Business Days prior to March 7, 2006 or failing to solicit proxies to be voted at the Meeting in favour of the Arrangement and RNC completes an Acquisition Proposal within six months following the termination of the Arrangement Agreement; or

  (d)
  Yamana, Yamana Subco, or RNC terminate the Arrangement Agreement because an Acquisition Proposal shall have been made to RNC and made known to its shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of RNC and such proposal or its announced intention is not publicly withdrawn prior to the Meeting and RNC's shareholders do not approve the Arrangement and RNC completes an Acquisition Proposal within six months following the termination of the Arrangement Agreement;

        RNC shall pay to Yamana in the circumstances set forth in subsections (a), (c) or (d) above, within five Business Days following the completion of such Superior Proposal or Acquisition Proposal and, in the circumstances set forth in subsection (b) above, at the time of the termination of the Arrangement Agreement, an amount in cash equal to $1,800,000, in immediately available funds provided that, subject to regulatory approval, $900,000 of such amount may be paid by the issuance of RNC Common Shares to Yamana at a price of CDN$0.50 per RNC Common Share.

Indemnification and Insurance

        Yamana covenants that all rights to indemnification or exculpation in favour of current and former officers and directors of RNC and its subsidiaries as provided in their respective articles, by-laws, any agreement or directors' and officers' insurance policies will survive (or be replaced with substantially similar coverage by another provider) the completion of the Arrangement, in full force and effect for a period of not less than five years from the Arrangement Effective Date.

Expenses

        According to the Arrangement Agreement, each party shall bear its own out-of-pocket expenses incurred in connection therewith and the completion of the transactions contemplated thereby; thus, RNC shall pay, among other things, for all expenses associated with the Meeting, the preparation, printing and mailing of the Proxy Circular, and its legal, accounting and financial advisor fees rendered in connection with the transaction. In the event that the Arrangement does not proceed, Yamana will pay out-of-pocket expenses reasonably incurred by RNC prior to the announcement of the Arrangement, within five (5) Business Days of presentation therefor. Subject to regulatory approval, all costs of RNC paid by Yamana shall be reimbursed by RNC by the issuance of RNC Common Shares to Yamana at a price of CDN$0.50 per share.

Court Approval and Completion of the Arrangement

        The Arrangement requires approval by the Court under section 192 of the CBCA. Prior to the mailing of this Proxy Circular, RNC obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Exhibit G. The Notice of Application applying for the Final Order also appears as Exhibit H.

        The hearing in respect of the Final Order is currently scheduled to be held on February 22, 2006, subject to approval of the Arrangement Resolution by RNC Shareholders. In accordance with the Interim Order, should the Court adjourn the hearing to a later date, notice of the later date will be given to those who have filed and delivered an appearance in accordance with the Interim Order. Any RNC Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file an appearance as set out in the Notice of Application and satisfy any other requirements of the Court. The Court is expected to consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, with respect to the Yamana Common Shares issued pursuant to the

Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order.

        After the Final Order is obtained and the other conditions in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement for RNC must be filed with the Director to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement must be executed and delivered.

        The Arrangement will become effective when the Director issues the Certificate.

OTHER TRANSACTIONS

  San Andrés Acquisition

  Acquisition of 75% Majority Interest in Minerales de Occidente S.A. (the "Majority Interest Transaction")

        Pursuant to an agreement (the "Majority Interest Agreement") dated as of December 4, 2005 between San Andrés (Belize) Limited ("San Andrés Belize") and Terra, RNC, through its subsidiary San Andrés Belize completed the purchase from Terra of 75% of the outstanding shares in the capital of Minosa, the 100% owner of the San Andrés Mine, for consideration of $12,000,000, together with the grant of a net smelter return royalty to Terra on production from the San Andrés Mine.

  $18.9 million Senior Secured Loan by Yamana (the "Loan Transaction")

        In connection with the purchase from Terra by San Andrés Belize of 75% of the outstanding shares in the capital of Minosa, Yamana advanced an $18.9 million senior secured loan (the "Loan") to San Andrés Belize. The Loan was used primarily to fund the purchase price of the Majority Interest Transaction and to repay $4,681,317 of indebtedness owed by Minosa to Banco Atlantida S.A. and Inversiones SARASA on terms previously agreed by RNC.

        The balance of the Loan was used to make certain payments previously agreed by RNC prior to entering into the Arrangement Agreement and the Majority Interest Agreement with Yamana. A total of $518,000 of the Loan was used for the purchase by RNC's indirect wholly-owned subsidiary, Desarrollo Minero de Nicaragua S.A. ("Desminic"), the owner of RNC's La Libertad mine in Nicaragua, from RNC (Management) Limited ("RNC Management"), a private Belize corporation owned as to 73.7% by Martin, 15.8% by Lough and 10.5% by Sergio Rios Molina, of four Terex trucks and a production drill used in the La Libertad operations. A total of $518,176 of the Loan was used for the purchase by Minosa from Desarrollo Mercantiles S.A., a Honduran incorporated wholly-owned subsidiary of RNC Management, of equipment currently used in and leased to the San Andrés Mine, consisting of an excavator, a grader, a drill and a bulldozer. A total of $250,000 of the Loan was used by RNC for the repurchase of a 0.667% net smelter return royalty in favour of RNC Management over production from the San Andrés Mine. As additional consideration for these purchases, RNC Management agreed to cancel, for nominal consideration, management agreements with RNC relating to the management and execution of mining operations of RNC in respect of the La Libertad, Bonanza and Cerro Quema mines. These functions have been assumed and are being performed in-house by management of RNC. The effect of the foregoing transactions ensured that certain equipment used in the operation of the San Andrés Mine and RNC's other operations are held by RNC.

        The Loan is secured by a pledge of all of the shares of San Andrés Belize and Minosa and secured by a security interest in all of the assets comprising the San Andrés Mine. The Loan bears interest at a rate of 10% per annum and is due on March 7, 2006. In the event of a default under the Loan, including if the Arrangement is terminated or does not close on or before March 7, 2006, the Loan shall be immediately due and payable in full, together with accrued and unpaid interest and Yamana may exercise an option to acquire 100% of San Andrés Belize for an exercise price equal to the principal amount and any accrued interest due on the Loan or enforce its rights under the Loan and the security. In the event the Arrangement is terminated as a result of a breach by Yamana, Yamana shall be precluded from exercising the option or enforcing its security for a period of 60 days. In the event of a default under the Loan, Yamana's sole recourse shall be to San Andrés Belize, Minosa and the security and Yamana shall have no other recourse to RNC.

  Acquisition of 25% Minority Interest in Minerales de Occidente S.A. (the "Minority Interest Transaction")

        Pursuant to an agreement (the "Minority Interest Agreement") of purchase and sale dated December 4, 2005 between Martin, Lough, Sergio Rios Molina, as vendors, and RNC Resources, Limited ("RNC Resources"), RNC and Yamana, concurrent with the closing of the Arrangement, Yamana shall acquire the RNC Honduras Shares is a private Belize company owned as to 73.7% by Martin, 15.8% by Lough and 10.5% by Sergio Rios Molina, which holds the remaining 25% interest in Minosa. The purchase price for the acquisition is $4.0 million (being the pro rata share of the cash portion of the purchase price received by Terra for its 75% interest) to be satisfied by the issuance of an aggregate of 872,093 Yamana Common Shares. The Minority Interest Agreement also provides that in the event that the Loan is in default and Yamana exercises its option to purchase San Andrés Belize or realizes on its security against a substantial portion of the San Andrés Mine assets, Yamana shall be obligated to purchase the RNC Honduras Shares for the same purchase price. The agreement supersedes RNC's previously existing option to purchase the RNC Honduras Shares and the exercise thereof by RNC for the same purchase price, unless the Loan is repaid, in which case the original option would be reinstated without amendment.

        The Majority Interest Transaction and the Minority Interest Transaction are sometimes collectively referred to herein as the "San Andrés Acquisition".

  Bonanza Transaction

        Pursuant to a share purchase and option agreement (the "Bonanza Agreement") dated December 4, 2005 between Martin and Lough (collectively, the "Management Group"), RNC Resources and Yamana, on the completion of the Arrangement, the Management Group has agreed to purchase and RNC Resources has agreed to sell all outstanding shares of Hemco Nicaragua for a purchase price of $0.5 million (the "Bonanza Transaction"). It is a condition of the Arrangement that RNC shall have disposed of Hemco de Nicaragua S.A. ("Hemco Nicaragua"), the subsidiary of RNC which holds RNC's Hemco/Bonanza Mine in Nicaragua and the debt relating thereto, to the Management Group.

        The Bonanza Agreement provides that prior to the sale to the Management Group, Hemco Nicaragua will transfer its exploration properties to a subsidiary of the Company and Yamana will assume the debt of Hemco Nicaragua proportionate to these properties owed to Corporaciones Nationales del Sector Publico, to a maximum amount of $1.5 million. Under the agreement, on closing the Management Group will grant an option to RNC Resources to purchase Hemco Nicaragua at any time during the two year period following the closing of the Arrangement and a right of first refusal on any sale during that period.

INVESTMENT CONSIDERATIONS AND RISK FACTORS

        RNC Shareholders should carefully consider the following investment considerations and risk factors in evaluating whether to approve the Arrangement. These investment considerations and risk factors should be considered in conjunction with the other information included in this Proxy Circular. See "Exhibit B—Yamana Gold Inc.—Risk Factors".

Risk Factors Relating to the Arrangement

  Failure to complete the Arrangement could negatively impact RNC's share price, future business and operations

        Risks to which RNC is subject relating to the Arrangement not being completed include:

  (a)
  the price of the RNC Common Shares may decline to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed;

  (b)
  failure to complete the Arrangement will constitute an event of a default under the Loan and, in certain circumstances, permit Yamana to realize on its security against the San Andrés Mine (see "Other Transactions—San Andrés Acquisition");

  (c)
  certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by RNC even if the Arrangement is not completed. In addition, if the Arrangement is not completed, RNC may be required to pay Yamana the Termination Fee. The Termination Fee could adversely affect RNC's financial condition; and

  (d)
  if the Arrangement is terminated and the RNC Board of Directors decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid by Yamana pursuant to the Arrangement.

        In addition, RNC employees may experience uncertainty about their future roles with Yamana until Yamana's strategies with respect to RNC are announced and executed. This may adversely affect RNC's ability to attract or to retain key management and personnel.

  Risks associated with the fixed Exchange Ratio

        Pursuant to the provisions of the Plan of Arrangement, each RNC Common Shares will be exchanged for 0.12 of a Yamana Common Share. The Exchange Ratio is fixed and it will not increase or decrease due to fluctuations in the market price either of the Yamana Common Shares or the RNC Common Shares. The market value of the consideration that RNC Shareholders will receive in the Arrangement will depend on the market price of the Yamana Common Shares on the Arrangement Effective Date. If the market price of the Yamana Common Shares increases or decreases, the market value of the Yamana Common Shares that RNC Shareholders receive will correspondingly increase or decrease. Because the date that the Arrangement is completed will be later than the date of the Meeting, the price of the Yamana Common Shares on the Arrangement Effective Date may be higher or lower than the price on the date of the Meeting. In addition, the number of Yamana Common Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of RNC Shares. Many of the factors that affect the market price of the Yamana Common Shares and the RNC Shares are beyond the control of Yamana and RNC, respectively. These factors include fluctuations in commodity prices, most importantly gold, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

  RNC directors and executive officers may have interests in the Arrangement that are different from those of RNC shareholders

        In considering the recommendation of the RNC Board of Directors to vote in favour of the Arrangement Resolution, RNC Shareholders should be aware that certain members of the RNC Board of Directors and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of RNC Shareholders generally. See "The Arrangement—Interests of Certain Persons in the Arrangement".

  Yamana faces materially different risks related to foreign investment than those to which RNC is subject

        RNC's operations are in Nicaragua, Honduras and Panama. Yamana's primary mining operations are located in Brazil. Yamana is subject to materially different foreign investment risks than those to which RNC is subject. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on the combined company's profitability or the viability of the combined company's affected foreign operations, which could have a material adverse effect on the combined company's future cash flows, earnings, results of operations and financial condition. These risks include, but are not limited to: uncertain or unpredictable political, legal and economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the repatriation of earnings; and increased financing costs.

        These risks may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

  Uncertainties associated with the Arrangement

        The Arrangement will involve the integration of companies that previously operated independently. An important factor in the success of the Arrangement will be the ability of the management of the combined entity in managing RNC and, if appropriate, integrating all or part of the operations, systems, technologies and personnel of the two companies following the completion of the transaction. The Arrangement and/or the integration of the two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees, customers or suppliers. There can be no assurance that the Arrangement and business integration will be successful or that the combination will not adversely affect the business, financial condition or operating results of the combined entity. In addition, the combined entity may incur charges related to the Arrangement and related to integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the Arrangement or that that the benefits expected from the Arrangement will be realized.

Risk Factors Relating to Yamana

        Please refer to "Exhibit B—Yamana Gold Inc.—Risk Factors" for a discussion of risk factors relating to the business of Yamana and an investment in Yamana Common Shares.

CERTAIN TAX CONSIDERATIONS TO RNC SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        The following is a summary of the principal Canadian federal income tax considerations of the Arrangement generally applicable to RNC Shareholders who, for the purposes of the Tax Act and at all relevant times, (i) deal at arm's length with both Yamana and RNC, (ii) are not affiliated with either Yamana or RNC, and (iii) hold their RNC Common Shares as capital property. RNC Common Shares will generally be considered capital property to a RNC Shareholder unless the RNC Shareholder holds the RNC Common Shares in the course of carrying on a business or has acquired the RNC Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. RNC Shareholders who are resident in Canada for purposes of the Tax Act and whose RNC Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have such RNC Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary does not apply to a RNC Shareholder that is a "financial institution" within the meaning of subsection 142.2(l) of the Tax Act.

        This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and RNC's understanding of the current published administrative practices of the CRA as of the date hereof. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices of the CRA. This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations summarized herein.

        This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular RNC Shareholder. Accordingly, RNC Shareholders should consult their own tax advisors for advice regarding the income tax consequences of the Arrangement having regard to their particular circumstances.

        This summary is not applicable to a RNC Shareholder who acquired their RNC Common Shares pursuant to the exercise of an employee stock option and any such RNC Shareholder should consult their tax advisor with respect to the tax consequences of the Arrangement.

  Reduction of Stated Capital of RNC

        Generally, a reduction of the stated capital of any particular class of shares of a corporation will result in an equal reduction to the paid-up capital ("PUC") of the particular class of shares for Canadian income tax purposes.

        The proposal to reduce the stated capital of the RNC Common Shares will not result in any immediate Canadian income tax consequences to the RNC Shareholders. However, the reduction of the stated capital and the PUC of the RNC Common Shares could have future Canadian income tax consequences to the RNC Shareholders who acquire Yamana Common Shares if Yamana were to repurchase any of such shares under certain circumstances or if Yamana were wound-up. Yamana has no present intention to repurchase any of its shares or to wind-up.

  RNC Shareholders Resident in Canada

        The following portion of the summary is generally applicable to a RNC Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is, or is deemed to be, resident in Canada.

  Arrangement—Exchange of Shares

        A RNC Shareholder who receives Yamana Common Shares in exchange for its RNC Common Shares under the Arrangement will realize neither a capital gain nor a capital loss as a result of the Arrangement. Such a RNC Shareholder will be considered to have disposed of its RNC Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of its RNC Common Shares immediately before the Arrangement and to have acquired Yamana Common Shares at an aggregate cost equal to such proceeds of disposition.

        For the purpose of determining at any time the adjusted cost base of Yamana Common Shares acquired by a RNC Shareholder under the Arrangement, the cost of such Yamana Common Shares must be averaged with the adjusted cost base to the holder of all other Yamana Common Shares held by the holder at that time.

  Disposition of Yamana Common Shares

        A holder who disposes of Yamana Common Shares will realize a capital gain (or capital loss) to the extent that the proceeds of disposition thereof, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such holder. The income tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Taxation of Capital Gains and Capital Losses".

  Taxation of Capital Gains and Capital Losses

        One-half of capital gains will be taxable capital gains which must be included in income and one-half of capital losses will be allowable capital losses that may be deducted against taxable capital gains realized in the year of disposition. Subject to the detailed rules contained in the Tax Act, any unused allowable capital loss may be applied to reduce net taxable capital gains realized by the holder in the three preceding and in all subsequent taxation years. Recognition of capital losses otherwise realized may be denied in various circumstances set out in the Tax Act. The amount of any capital loss realized by a corporate holder on a disposition of Yamana Common Shares may be reduced by the amount of dividends received, if any, or deemed to be received on the shares, to the extent and under the circumstances provided in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns the shares or where a trust or partnership of which a corporation is a beneficiary or a member, respectively, is a member of a partnership or a beneficiary of a trust that owns the shares.

        A holder that is a Canadian-controlled private corporation throughout the relevant taxation year may be subject to an additional refundable tax of 6 2/3% on taxable capital gains. This additional tax will be refunded to the holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

        Where the holder is an individual or a trust, other than certain trusts, the realization of a capital gain may result in a liability for alternative minimum tax under the Tax Act.

  Arrangement—Dissenting RNC Shareholders

        A Dissenting Shareholder who receives from Yamana a payment in an amount equal to the fair value of the Dissenting Shareholder's RNC Common Shares will be considered to have disposed of the RNC Common Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder (less the amount of any interest awarded by a court in respect of such payment). Such a disposition of RNC Common Shares by a Dissenting Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Dissenting Shareholder of those

RNC Common Shares immediately before the disposition. The income tax treatment of capital gains and capital losses is discussed in greater detail above under the subheading "Taxation of Capital Gains and Capital Losses".

        Any interest awarded by a court to a Dissenting Shareholder will be included in such Dissenting Shareholder's income for purposes of the Tax Act.

  RNC Shareholders Not Resident in Canada

        The following summary is generally applicable to a RNC Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada, and who does not use or hold and is not deemed to use or hold RNC Common Shares in carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

  Arrangement—Exchange of Shares

        A Non-Resident Shareholder who exchanges RNC Common Shares for Yamana Common Shares under the Arrangement will generally be subject to the same tax consequences as a Canadian resident holder on the Arrangement, as discussed above. Accordingly, a Non-Resident Shareholder who receives Yamana Common Shares in exchange for RNC Common Shares on the amalgamation will generally realize neither a capital gain nor a capital loss.

  Disposition of Yamana Common Shares

        A Non-Resident Shareholder who disposes of Yamana Common Shares will not be subject to tax under the Tax Act on any gain arising on the disposition of such shares unless such shares constitute "taxable Canadian property" of the holder for the purposes of the Tax Act. In addition, if such shares do constitute taxable Canadian property, the Non-Resident Shareholder may be exempt from tax under an applicable income tax convention.

        Generally, Yamana Common Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that (i) the Yamana Common Shares are not deemed to be taxable Canadian property to the holder, and (ii) the Yamana Common Shares are listed on a prescribed stock exchange (which currently includes the TSX) and the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, has not owned 25% or more of the issued shares of any class or series of the capital stock of Yamana at any time within the 60 month period immediately preceding the particular time. Any Yamana Common Shares received by a Non-Resident Shareholder in exchange for RNC Common Shares which constitute taxable Canadian property to the Non-Resident Shareholder will be deemed to be taxable Canadian property to the Non-Resident Shareholder.

        Generally, a Non-Resident Shareholder who realizes a capital gain on a disposition of Yamana Common Shares which constitute taxable Canadian property of the holder and which is not exempt from tax under an applicable income tax convention will be subject to the tax treatment described above under the subheading "RNC Shareholders Resident in Canada "Taxation of Capital Gains and Capital Losses".

  Arrangement—Dissenting Non-Resident Shareholders

        A Non-Resident Shareholder who is a Dissenting Shareholder and who receives from Yamana the fair value of such Non-Resident Shareholder's RNC Common Shares will not be subject to tax under the Tax Act in respect of such disposition of RNC Common Shares provided such shares do not constitute "taxable Canadian property" of the Non-Resident Shareholder. See above under the subheading "RNC Shareholders Not Resident in Canada, Disposition of Yamana Common Shares" for a general discussion of the tax treatment of capital gains realized on a disposition of RNC Common Shares which constitute taxable Canadian property to the holder.

        Any interest paid to a Non-Resident Shareholder consequent upon the exercise of dissent rights will be subject to Canadian withholding tax at a rate of 25%, unless the rate is reduced under the provisions of an applicable income tax convention. Non-Resident Shareholders who are contemplating exercising their dissent rights should consult their own tax advisors.

Certain United States Federal Income Tax Consequences

        Notice Pursuant To IRS Circular 230:    Anything contained in this Proxy Circular concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder, for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this Proxy Circular. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

        The following summary describes the U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of RNC Common Shares who exchange their RNC Common Shares for Yamana Common Shares under the Arrangement and U.S. Holders of RNC Common Shares who exercise their right to dissent in accordance with the dissent procedures set out in "Exhibit G—Dissent Rights". This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final U.S. Treasury regulations under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this document and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to holders of RNC Common Shares that hold their RNC Common Shares, and will hold any Yamana Common Shares that they receive under the Arrangement, as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of RNC Common Shares in light of such holder's particular circumstances or to holders of RNC Common Shares subject to special treatment under the U.S. federal income tax laws, including:

  •
  banks, insurance companies, trusts and financial institutions;

  •
  tax-exempt organizations;

  •
  mutual funds;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  dealers in securities or foreign currency;

  •
  holders of RNC Common Shares who received their shares in compensatory transactions;

  •
  holders of RNC Common Shares who hold their shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

  •
  holders of RNC Options or RNC Warrants; and

  •
  holders who will hold 5% or more of the Yamana Common Shares, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the Code, following the exchange of RNC Common Shares for Yamana Common Shares under the Arrangement.

        For purposes of this summary, a U.S. Holder is:

  •
  an individual who is a U.S. citizen or resident alien for U.S. federal income tax purposes;

  •
  a corporation, or entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate that is subject to U.S. federal income tax on its worldwide income; or

  •
  a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership holds RNC Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold RNC Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement.

  Exchange of RNC Common Shares for Yamana Common Shares

        For U.S. federal income tax purposes, Yamana and RNC have agreed to treat the Arrangement as a reorganization under the provisions of Section 368(a) of the Code. Among other requirements that must be satisfied for the Arrangement to qualify as a reorganization, Yamana Subco must acquire, solely for Yamana Common Shares, assets of RNC having an aggregate fair market value, as of the effective time of the Arrangement, equal to at least eighty percent (80%) of the aggregate fair market value, as of the effective time of the Arrangement, of the total assets of RNC. Without limiting the generality of the immediately preceding sentence, the sum of the following amounts may not exceed twenty percent (20%) of the aggregate fair market value, as of the effective time of the Arrangement, of the total assets of RNC: (a) cash or property (other than Yamana Common Shares) paid, directly or indirectly, by Yamana or Yamana Subco to RNC or RNC Shareholders in any transaction that is undertaken in connection with the Arrangement; (b) cash paid, directly or indirectly, by Yamana or Yamana Subco to shareholders of RNC that exercise the right to dissent from the Arrangement; (c) warrants, options or other rights to acquire RNC Common Shares assumed by Yamana pursuant to the Arrangement, and (d) any other liabilities of RNC assumed by Yamana Subco or Yamana, plus the liabilities to which the assets of RNC that are acquired by Yamana Subco are subject. Assuming that the Arrangement qualifies as a reorganization, in general, a U.S. Holder will not recognize any gain or loss upon receipt of Yamana Common Shares in exchange for its RNC Common Shares unless RNC has been a passive foreign investment company ("PFIC") at any time during which the U.S. Holder has held the RNC Common Shares.

        No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. Accordingly, there can be no assurance that the Arrangement will qualify as a reorganization under the provisions of Section 368(a) of the Code or that the IRS will not challenge the status of the Arrangement as a reorganization. The requirements that must be satisfied in order for the Arrangement to qualify as a reorganization are complex, and each U.S. Holder should consult its own tax advisor regarding these requirements.

        Assuming that the Arrangement does not qualify as a reorganization, in general, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Yamana Common Shares received by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the RNC Common Shares exchanged in the Arrangement.

  Passive Foreign Investment Company Rules

        Special U.S. federal income tax rules apply to U.S. Holders if RNC currently is or has been a PFIC at any time during which the U.S. Holder has held RNC Common Shares. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is "passive" income (the "income test"), or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation.

        Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities such as oil and natural gas, annuities and gains from assets that produce passive income. Passive income does not include, however, any income that is interest, a dividend or a rent or royalty received or accrued from a related person to the extent that the amount is properly allocable to income of the related person that is not passive income. For these purposes, a related person includes a subsidiary controlled by the non-U.S. corporation, where control means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of the stock of a corporation.

        The Code and applicable U.S. Treasury regulations exclude active business gains from transactions in commodities from the definition of passive income if substantially all of the non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

        RNC believes that it should be considered to be engaged in the active conduct of a commodities business, and thus should not be a PFIC for 2006. Because this conclusion is a factual determination and is subject to change, there can be no assurances that RNC will not be a PFIC for the current year.

  Treatment if RNC is not a PFIC with respect to a U.S. Holder

        If the Arrangement qualifies as a reorganization and RNC has not been a PFIC at any time during the time during which a U.S. Holder has held RNC Common Shares, the U.S. Holder of RNC Common Shares should not be required to recognize gain on the exchange of its RNC Common Shares for Yamana Common Shares. The aggregate adjusted tax basis of the Yamana Common Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the RNC Common Shares surrendered for the Yamana Common Shares. The holding period of the Yamana Common Shares received should include the period during which the U.S. Holder held the RNC Common Shares.

  Treatment if RNC is a PFIC with respect to a U.S. Holder

        If RNC has been a PFIC at any time during the time during which a U.S. Holder has held RNC Common Shares and such U.S. Holder has not made a "qualified electing fund" election for RNC, the exchange of RNC Common Shares for Yamana Common Shares under the Arrangement should be a taxable transaction to the U.S. Holder (even if the Arrangement qualifies as a reorganization). In such case, a U.S. Holder should recognize gain upon exchanging its RNC Common Shares for Yamana Common Shares. Such gain should be equal to the difference between the fair market value of the Yamana Common Shares received and the U.S. Holder's adjusted tax basis in the RNC Common Shares exchanged. Such gain should be recognized on a share-by-share basis and should be taxable as an "excess distribution" under the PFIC rules. An excess distribution should be allocated rateably to each day that the U.S. Holder held RNC Common Shares. Amounts allocated to the current taxable year and to years before RNC became a PFIC should be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year RNC first became a PFIC should be taxed at the highest rate in effect for that year on ordinary income. The tax should be subject to an interest charge at the rate applicable to deficiencies for income tax.

        Assuming the Arrangement qualifies as a reorganization, a U.S. Holder generally should not be permitted to recognize a loss on the exchange of RNC Common Shares for Yamana Common Shares. The U.S. Holder's basis in the Yamana Common Shares received should be adjusted to reflect the gain realized. The U.S. Holder's holding period in the Yamana Common Shares received should begin on the day after the Arrangement.

  Treatment if RNC is a PFIC with respect to a U.S. Holder and Yamana is a PFIC

        If, contrary to Yamana's current belief (discussed below), Yamana is determined to be a PFIC for 2006, and RNC has also been a PFIC at any time during which a U.S. Holder has held RNC Common Shares, such a U.S. Holder of RNC Common Shares should not be required to recognize gain on the exchange of its RNC Common Shares for Yamana Common Shares, assuming the Arrangement qualifies as a reorganization. The aggregate adjusted tax basis of the Yamana Common Shares received under the Arrangement should be equal to the aggregate adjusted tax basis of the RNC Common Shares surrendered for the Yamana Common Shares. The holding period of the Yamana Common Shares received should include the period during which the U.S. Holder held the RNC Common Shares.

  Dissenting U.S. Holders of RNC Common Shares

        A U.S. Holder of RNC Common Shares that exercises its right to dissent in accordance with the dissent procedures set out in "Exhibit G—Dissent Rights" generally will recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the RNC Common Shares surrendered. Such gain or loss will generally be a capital gain or loss, unless RNC has been a PFIC at any time during the time during which the U.S. Holder held RNC Common Shares, which capital gain or loss will generally be long-term if, at the time the RNC Common Shares are surrendered, the U.S. Holder has held the RNC Common Shares for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

  Recordkeeping Requirements

        Assuming the Arrangement qualifies as a reorganization, each U.S. Holder of RNC Common Shares that receives Yamana Common Shares under the Arrangement will be required to file a statement with its U.S. federal income tax return providing its basis in the RNC Common Shares surrendered and the fair market value of the Yamana Common Shares received, and to retain permanent records of this information relating to the Arrangement.

Ownership of Yamana Common Shares

  Distributions on Yamana Common Shares

        Subject to the PFIC rules discussed below, the gross amount of any cash distribution with respect to Yamana Common Shares (before reduction for Canadian withholding taxes) will be taxable to U.S. Holders of Yamana Common Shares as a dividend to the extent of Yamana's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any cash exceeds Yamana's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Yamana Common Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Yamana Common Shares). Any balance in excess of the adjusted basis will be subject to tax as capital gain.

        Subject to certain limitations, dividends paid to noncorporate U.S. Holders, including individuals may be eligible for a reduced rate of U.S. federal income taxation if Yamana is deemed to be a "qualified foreign corporation" for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for purposes of the qualified dividend provisions of the Code. A non-U.S. corporation will also be treated as a qualified foreign corporation with respect to a dividend paid if the stock with respect to which such dividend was paid is regularly traded on an established securities market in the U.S. A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or for the preceding taxable year.

        Dividends paid on the Yamana Common Shares should be eligible for this reduced rate of U.S. federal income taxation as long as Yamana is not a PFIC and either Yamana is eligible for the benefits of the income tax treaty between the United States and Canada or the Yamana Common Shares are regularly traded on an established U.S. securities market.

        Distributions will be includable in a U.S. Holder's gross income on the date actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        If Yamana pays dividends on the Yamana Common Shares in Canadian dollars, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such dividends, a U.S. Holder's tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss.

        A U.S. Holder may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by the U.S. Holder, subject to applicable limitations in the Code. Dividends paid on the Yamana Common Shares generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" and will be treated as income from sources without the United States for U.S. foreign tax credit limitation purposes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder. U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

  Sale, Exchange or Other Disposition of Yamana Common Shares

        Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Yamana Common Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of Yamana Common Shares and the U.S. Holder's adjusted tax basis in the Yamana Common Shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Yamana Common Shares for more than one year. Net long-term capital gains of noncorporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

  Passive Foreign Investment Company Rules

        As discussed under "Exchange of RNC Common Shares for Yamana Common Shares—Passive Foreign Investment Company Rules", above, special rules apply in determining whether a non-U.S. corporation is a PFIC. Yamana anticipates that it should be considered to be engaged in the active conduct of a commodities business (as discussed above), and thus should not be a PFIC for 2006. Because this conclusion is a factual determination that is made annually and is subject to change, there can be no assurances that Yamana will not be a PFIC for the current or any future taxable year. Under the Code, if Yamana were considered to be a PFIC in any taxable year that a U.S. Holder held Yamana Common Shares, Yamana generally would be considered a PFIC for all taxable years that such U.S. Holder held Yamana Common Shares after the first taxable year that Yamana was considered to be a PFIC.

        In general, if Yamana were a PFIC, a U.S. Holder would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the Yamana Common Shares and on any "excess distributions" received. Excess distributions are amounts received by a U.S. Holder with respect to Yamana Common Shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder's holding period for the Yamana Common Shares before the current taxable year. Gain and excess distributions would be allocated rateably to each day that that U.S. Holder held Yamana Common Shares. Amounts allocated to the current taxable year and to years before Yamana became a PFIC would be treated as ordinary income. In addition, amounts allocated to each taxable year beginning with the year Yamana first became a PFIC would be taxed at the highest rate in effect for that year on ordinary income. The tax would be subject to an interest charge at the rate applicable to deficiencies for income tax.

        Rather than being subject to this tax regime, a U.S. Holder could:

  •
  make a qualified electing fund ("QEF") election to be taxed currently on its pro rata portion of Yamana's income and gain, whether or not such income or gain were distributed in the form of dividends or otherwise; or

  •
  make a "mark-to-market" election and thereby agree, for the year of the election and each subsequent tax year, to recognize ordinary gain or, to the extent of any prior ordinary gain, ordinary loss based on the increase or decrease in market value for such taxable year. A U.S. Holder's basis in its shares would be adjusted to reflect any such income or loss amounts.

        A QEF election generally should be made for the first taxable year in which a corporation is a PFIC.

        If Yamana were a PFIC, a U.S. Holder would be required to file Internal Revenue Service Form 8621 for each year in which the U.S. Holder held Yamana Common Shares.

        U.S. Holders are strongly urged to consult their own tax advisors regarding possible classification of Yamana as a PFIC and the adverse U.S. federal income tax consequences that would result from such classification.

  Information Reporting and Backup Withholding

        In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to dividends as well as proceeds of sales of Yamana Common Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the Internal Revenue Service in a timely manner.

ELIGIBILITY FOR INVESTMENT OF YAMANA COMMON SHARES

        Provided Yamana Common Shares are listed on a prescribed stock exchange (which currently includes the TSX and the AMEX), Yamana Common Shares will be qualified investments under the Tax Act for trusts governed by RRSPs, RRIFs, DPSPs and RESPs.

EXHIBIT "A"

RNC GOLD INC.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Proxy Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of RNC at Suite 208, 8 King Street East, Toronto, Ontario M5C 1B5, phone number (416) 365-9777. These documents are also available through the Internet on SEDAR, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Proxy Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of RNC at the above mentioned address and telephone number.

        The following documents, filed by RNC with the securities commissions or similar regulatory authorities in Ontario, Alberta, British Columbia and Quebec, are specifically incorporated by reference into, and form an integral part of, this Proxy Circular:

  (a)
  the annual information form (the "RNC Annual Information Form") of RNC dated March 23, 2005 for the financial year ended December 31, 2004;

  (b)
  management's discussion and analysis of RNC for the periods ended December 31, 2004 and December 31, 2003;

  (c)
  management's discussion and analysis of RNC for the nine months ended September 30, 2005;

  (d)
  the management information circular dated April 11, 2005 prepared in connection with the annual meeting of shareholders of the Corporation held on May 13, 2005, other than the sections entitled "Composition of the Compensation Committee", "Share Performance Graph" and "Statement of Corporate Governance Practices";

  (e)
  material change report of RNC dated December 20, 2005 prepared in connection with the announcement of the acquisition by RNC of the 75% majority interest in the San Andrés Mine;

  (f)
  material change report of RNC dated December 13, 2005 prepared in connection with the announcement of the Arrangement transaction;

  (g)
  material change report of RNC dated November 17, 2005 prepared in connection with the announcement of the exercise by RNC of its option to purchase all of the issued and outstanding common shares of RNC Honduras, the indirect owner of the 25% minority interest in the San Andrés Mine;

  (h)
  material change report of RNC dated March 24, 2005 prepared in connection with the announcement of the completion of a private placement of 8,952,000 units, each unit consisting of one RNC Common Share and one-half of one warrant to purchase an RNC Common Share;

  (i)
  the Arrangement Agreement between Yamana, Yamana Subco and RNC in respect of the Arrangement dated December 4, 2005.

        Annual information forms, interim financial statements, annual financial statements, management's discussion and analysis, management information circulars and material change reports (excluding confidential material change reports) all as filed by RNC with the various securities commissions or similar regulatory authorities in Canada after the date of this Proxy Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Proxy Circular.

        Any statement contained in this Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

RNC GOLD INC.

Incorporation

        RNC resulted from a reverse take-over completed on December 4, 2003 by RNC Gold Ontario Inc., a corporation incorporated under the Business Corporations Act (Ontario) on February 17, 2003, of Tango Mineral Resources Inc., a corporation formed under the Canada Business Corporations Act on May 5, 1994 by the amalgamation of Kingswood Resources Inc. and Botswana Minerals Corporation. The company resulting from the reverse take-over, RNC, changed its name from Tango Mineral Resources Inc. to RNC Gold Inc. pursuant to articles of amendment filed on December 4, 2003 and is organized under the Canada Business Corporations Act.

        RNC's executive and registered head office is located at Suite 208, 8 King Street East, Toronto, Ontario M5C 1B5.

Principal Subsidiaries

        The following chart illustrates the principal subsidiaries of RNC (collectively, the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by RNC:

Note:

(1)
Balance of 40% is held in escrow pursuant to an escrow agreement dated April 5, 2004 to be transferred to RNC (Panama) Limited in the event that the mine is constructed and put into production by February 2007.

        As used in this exhibit to the Proxy Circular, except as otherwise required by the context, reference to "RNC" means, collectively, RNC Gold Inc. and the RNC Subsidiaries.

Overview of Business

        RNC is a Canadian company active in the exploration, development and operation of precious metal mines. Its primary focus is on open pit, heap leach gold mines operating in the Caribbean basin.

        RNC's principal assets consist of 100% indirect ownership of the La Libertad gold mine in Nicaragua, 100% indirect ownership of the Hemco mine and concessions in Nicaragua, 60% indirect ownership of the Cerro Quema project in Panama (with the balance of 40% held in escrow and to be transferred to RNC once the mine commences production), 75% ownership of the Pichachos property in Mexico and 75% indirect ownership of the San Andrés Mine in Honduras, together with agreements to acquire the remaining 25% of the San Andrés Mine (see "Other Transactions—San Andrés Acquisition").

Recent Developments

  Unit Offering

        On March 23, 2005 RNC announced the completion of a private placement of 8,952,000 units at a price of CDN$1.00 per unit providing RNC with gross proceeds of CDN$8,952,000. Each unit consisted of one RNC Common Share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one RNC Common Share at a price of CDN$1.25 per share until March 22, 2010. Canaccord and Jennings Capital Inc acted as agents in connection with the offering and received a cash commission equal to 7 per cent of the gross proceeds raised under the private placement and broker warrants exercisable to purchase 626,640 RNC Common Shares at a price of CDN$1.21 per share for a period of 18 months from closing.

  Zopolite Acquisition

        In May 2005 RNC acquired from Standard Mining Corporation (a wholly-owned subsidiary of Canadian company Doublestar Resources Limited) all of the outstanding shares of Aurora Exploracion (Honduras) S. de R.L. ("Aurora"), a Honduran company. Aurora is the 100% owner of the Zopolite and Camalote mineral exploration concessions located in the Department of Santa Barbara, Honduras. The purchase price for the shares of Aurora was satisfied by the issuance of 325,000 RNC Common Shares.

  Auramet Loan

        In October 2005, RNC received a loan of $433,908.27 from Auramet Trading LLC ("Auramet"). The loan bore interest at 10% per annum, was secured by a pledge of shares of Desminic and Hemco Nicaragua and was repayable in 12 weekly payments of principal and interest, the last being due on December 21, 2005. In consideration for the loan, RNC paid an arrangement fee of $15,000 and issued to Auramet warrants to purchase 150,000 RNC Common Shares at a price of CDN$0.75 per share expiring October 2007. The loan has been repaid in full and all security has been released to RNC.

  Pichachos Property

        The Pichachos property consists of two mineral concessions known as the Pichachos and the Tango concessions which are owned by Minero Tango S.A. de C.V. RNC owns 75% of Minero Tango S.A. de C.V. The remaining 25% is owned by Minero Carmargo S.A. RNC can earn the remaining 25% by spending CDN$1,500,000 on exploration prior to December 31, 2006. In July of 2004, RNC entered into an option agreement with Northwestern Mineral Ventures ("NWT") whereby NWT may earn a 50% interest in the property by incurring a minimum of CDN$1,500,000 on qualifying expenditures prior to December 30, 2006 and preparing a bankable feasibility study.

        On May 31, 2005 RNC announced that it had entered into an acquisition agreement to sell its interest in the Pichachos property to NWT. Upon signing RNC received 100,000 shares of NWT and NWT is required to make the following additional payments totalling CDN$20.0 million to RNC to complete the purchase: (i) Cdn$3.0 million on completion of the bankable feasibility study; (ii) CDN$9.0 million on commencement of commercial production; and (iii) CDN$2.0 million on each of the first through fourth anniversaries of the commencement of commercial production.

        On November 17, 2005 NWT advised RNC that it did not wish to proceed with the option with respect to the Tango concessions without prejudice with respect to its option on the Pichachos concession.

  Appointment of New Director

        In August 2005, Peter Marrone, the President and Chief Executive Officer of Yamana, was appointed to the RNC Board as an independent director.

  Arrangement and Related Transactions

        On December 4, 2005 RNC announced that it had entered into the Arrangement Agreement and agreements relating to certain related transactions with Yamana (see "The Arrangement" and "Other Transactions").

  San Andrés Acquisition and Related Transactions

        On December 19, 2005 RNC announced the completion of the acquisition of a 75% indirect interest in the San Andrés Mine from Terra and related transactions funded by a $18.9 million senior secured loan advanced by Yamana to a subsidiary of RNC (see "Other Transactions—San Andrés Acquisition"). A detailed description of the San Andrés Mine is set out below in this Exhibit A under the heading "Mineral Projects".

CONSOLIDATED CAPITALIZATION

        The following table sets forth RNC's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of RNC since December 31, 2004, including reflecting consolidated capitalization on an adjusted basis to give effect to the San Andrés Acquisition. The table should be read in conjunction with the consolidated financial statements of RNC, including the notes thereto, and management's discussion and analysis set out elsewhere or incorporated by reference in this Proxy Circular.

	As at December 31, 2004	As at September 30, 2005 After Giving Effect to San Andrés Acquisition
Long-term debt(1)	$2,782,000	$1,314,000
Common Shares (Authorized—unlimited)	$21,096,000 (31,291,451 shares)	$25,686,000 (40,569,021 shares)
Common Share Purchase Options	— (2,232,000 options)	— (3,131,000 options)
Common Share Purchase Warrants	$6,992,000 (14,987,245 warrants)	$9,179,000 (19,462,675 warrants)
Agents options	$477,000 (708,400 options)	$638,000 (1,335,040 options)
Contributed Surplus	$2,838,000	$3,607,000
(Deficit) Retained Earnings	($12,500,000)	($15,655,000)

Total Capitalization	$21,685,000	$24,769,000

Note:

(1)
The $18.9 million Loan from Yamana to fund the San Andrés Acquisition is due and payable on March 7, 2006 and therefore is classified as short-term debt and not included in Consolidated Capitalization.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following selected financial data for RNC is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated financial statements of RNC as at and for the fiscal years ended December 31, 2004, 2003 and 2002 together with the auditors' reports thereon and the notes thereto and management's discussion and analysis in respect thereof set out elsewhere or incorporated by reference in this Proxy Circular.

Summary Financial Data
(U.S. dollars in thousands except where stated)

	Year Ended December 31
	2004	2003	2002
Statements of Operations
Operating revenues	32,166	14,815	7,343
Operating expenses	(29,004)	(18,372)	(8,011)
Operating earnings (loss)	3,162	(3,557)	(668)
Net income (loss)	(2,077)	(13,633)	(3,160)
Net income (loss) per share—
Basic ($/share)	(0.08)	(1.38)	(0.32)
Diluted ($/share)	(0.08)	(1.32)	(0.48)
Shares outstanding as of the end of the period (thousands)	31,291	17,106	10,000
Balance Sheet
Total assets	33,768	29,332	13,540
Shareholders' equity	18,902	(721)	(2,530)
Capital stock	31,402	9,702	10

        The following selected financial data for RNC is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated financial statements of RNC for the nine-month periods ended September 30, 2005 and 2004 and the notes thereto and management's discussion and analysis in respect thereof set out elsewhere or incorporated by reference in this Proxy Circular.

Summary Financial Data
(U.S. dollars in thousands except where stated)

	Nine-months ended September 30, 2005	Nine-months ended September 30, 2004
Statements of Operations
Operating revenues	20,360	24,042
Operating expenses	(22,025)	(22,325)
Operating earnings (loss)	(1,665)	1,717
Net income (loss)	(3,155)	(201)
Net income (loss) per share—
Basic ($/share)	(0.08)	(0.01)
Diluted ($/share)	N/A	N/A
Shares outstanding as of the end of the period (thousands)	40,569	31,291
Balance Sheet
Total assets	34,776	34,122
Shareholders' equity	(15,655)	(10,625)
Capital stock	39,110	31,020

        The following selected financial data for RNC is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated proforma financial statements of RNC for the year ended December 31, 2004 and the nine-month period ended September 30, 2005 set out elsewhere in this Proxy Circular.

Pro Forma Summary Financial Data
(U.S. dollars in thousands except where stated)

	Nine-months ended September 30, 2005	Year ended December 31, 2004
Statements of Operations
Operating revenues	39,305	58,920
Operating expenses	(40,152)	(54,497)
Operating earnings (loss)	(848)	4,424
Net income (loss)	(4,250)	(2,041)
Shares outstanding as of the end of the period (thousands)	40,569	31,291
Balance Sheet
Total assets	65,723	—
Shareholders' equity	23,455	—
Capital stock	43,111	—

RISK FACTORS

        The operations of RNC are speculative due to the high-risk nature of its business. In addition to information set out elsewhere, or incorporated by reference, in this Proxy Circular, RNC Shareholders should carefully consider the risk factors set out in the RNC Annual Information Form that is incorporated by reference in this Proxy Circular.

MINERAL PROJECTS

San Andrés Project

Introduction

        The summary of technical information on the San Andrés Project in the following section is based on and is, in some cases, a direct excerpt of the technical report (the "Technical Report") entitled "Technical Report, San Andrés Project, Honduras" prepared for RNC Gold Inc. on October 21, 2005 by Chlumsky, Armbrust and Meyer, LLC ("CAM"), an is qualified in its entirety by, and should be read in conjunction with the Report which has been filed and is available on SEDAR at www.sedar.com. Dr. George A. Armbrust, Ph D, CPG, CAM's principal geologist, conducted a site visit to the project on September 7 to 8, 2005. Dr. Armbrust is a qualified person within the meaning of National Instrument 43-101 ("NI 43-101").

        At the request of RNC, CAM has conducted a reserve audit of the San Andrés Project located in the Department of Copán, Honduras. The review is for the East Ledge deposit, currently being mined, and the Twin Hills project, for which a feasibility report dated July 2003 has been prepared by Bikerman Engineering & Technology Associates Inc. on behalf of Minerales de Occidente, S.A. de C.V. ("MINOSA").

        CAM's scope of work for the reserve audit focused on a detailed review of the geological interpretation, exploration program and data compilation, and resource/reserve estimation methods, including quality assurance/quality control ("QA/QC") procedures, variography, and construction of the geologic and block models of the deposit. CAM has not prepared an independent reserve estimate for the project, but has reviewed the cost and recovery parameters used by MINOSA in preparing the reserve estimate.

Property Description and Location

Description

        MINOSA holds mineral tenure to the San Andrés Project pursuant to a gold and silver exploitation concession called "San Andrés" covering a total of 399.09 hectares or about 4.0 square kilometers. All mining claims are granted for a period of 40 years with a later possible extension of an additional 20 years.

        In May 2002, MINOSA submitted applications for four additional mining concessions; San Andrés II (900 hectares), San Andrés III (869 hectares), San Andrés IV (999 hectares) and San Andrés V (1,000 hectares). The current mining law (1999, Decree No. 292-98) states that all mining concessions must be between 100 and 1,000 hectares in size and that production must begin no later than the eighth year after approval in order to avoid fees. To date, approval of the MINOSA applications remain pending and all are in various stages of the application process. The concessions are contiguous and surround the existing San Andrés mining concession. Neighboring the San Andrés concession to the south and east is the La Fuente concession which has been held by Minera Energetica Centro Americana ("MECA") since 1995. In June 2002, MINOSA entered into a lease contract with MECA which includes a purchase option for the mining rights to the La Fuente concession. In 2004, the La Fuente concession (2,033 hectares) was broken into three smaller areas

(totaling 2,033 hectares) in order to comply with the new mining law. To date, the approval of these new applications also remains pending.

Location

        The San Andrés Project is located in the Department of Copán in the interior highlands of western Honduras approximately 150 kilometers from San Pedro Sula within the Municipality of La Union. The property lies in the Trifinio District, a 7,500 square kilometer area that straddles the borders between Honduras, El Salvador and Guatemala known for its gold, silver, antimony, copper, lead, zinc and iron resources (Nelson, 1990). The property is centered on latitude 14.76° North (UTM 1,632,640 m North) and longitude 88.94° West (UTM 291,085 m East).

Ownership and Royalties

        MINOSA is owned 75% by RNC Resources Ltd., a subsidiary of RNC, and 25% by RNC (Honduras) Limited ("RNC Honduras"), controlled by senior executives of RNC.

        Terra Mining Inc. holds a net smelter royalty ("NSR") on San Andrés Project. The NSR is 1% on the first $20.0 million of annual revenues reducing to 0.5% on the remaining annual revenues. The cumulative maximum NSR will be $1.5 million.

        A net 1.0% royalty is required by law to be paid to the local municipality "La Union" on gross production revenues. The government is currently reviewing the royalty and may increase it to 2.5%.

Surface Rights

        At San Andrés, except for the crusher and leach pads, all current development work and mining activities occur within the San Andrés mining concession. Forty percent (40%) of the surface rights on the mining concession are held by MINOSA. The other 60% percent of the concession is "crown land" whereby MINOSA is provided access rights under the provisions of the mining concession. MINOSA privately owns the surface rights for the portion of the land occupied by the leach pads and the crusher facilities that are outside the mining concession.

        MINOSA consults with and at times compensates the local communities affected by the operation of the mine. The villages of San Andrés, San Miguel, Planatares and Azacualpa, located within the mining concession.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Property Access

        Access to the property is via paved highways for about 200 kilometers from San Pedro Sula or 415 kilometers from the capital city of Tegucigalpa. Both cities are serviced by international airports with daily flights to the continental United States and to other cities in Latin America. San Pedro Sula is 40 kilometers from Puerto Cortés, the major Honduran seaport on the Caribbean Sea.

        The property is approximately 18 kilometers due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The town site and property of San Andrés is reached via a 28-kilometer paved highway from Santa Rosa de Copán, and then by a 22-kilometer improved gravel road from the turn-off at the town of Cucuyagua.

Physiography and Climate

        The project elevation ranges between 750 and 1,300 meters in a region of very steep slopes, but moderate topographic relief.

        The climate of San Andrés is temperate, with a distinct rainy season from May to November. Monthly rainfall data was collected at San Andrés from 1947 to 1995. Total annual rainfall during this period averaged 1,626.3 mm. The driest months were February and March (26.3 and 22.9 mm, respectively). Wettest months were June and September (306.3 and 303.6 mm, respectively). Average monthly temperatures have been recorded at Santa Rosa de Copán for the period 1953 to the present. Typically, December and January are the coolest months, with average daily temperatures of 17.9° C and 17.8° C, respectively. April and May are typically the warmest months with average temperatures of approximately 22° C.

Infrastructure

        The San Andrés Project has been in operation since 1983, and as such, has a well developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay laboratory, and on-site camp facilities for management, staff and contractors. On-site communication includes radio and telephone services.

Water Supply

        Process water is supplied by rainwater run-off collected in the surge pond and by direct pumping from a pump station in the perennial Rio Lara adjacent to the absorption-desorption-recovery plant. Flow measurements of feeder streams indicate that the Rio Lara flow rate is in excess of 100 cubic meters per hour at the driest time of the year.

Buildings

        The administration and accounting office is located in Santa Rosa de Copán. This office complex houses the general, operations and administration managers, as well as certain accounting, engineering, geology, human resources and safety and environmental staffs. Two maintenance shops for mine equipment are located in the mine area. The assay lab is equipped to run both fire assay and atomic absorption analyses.

Power

        Power is generated by 3 Caterpillar 3516 generators producing 1.75 MW each and a smaller 1.00 MW generator. Operations are run with one of the 3516 and the smaller unit to minimize fuel costs. When the crushing circuit is not running, the 1.00 Mw generator is used. The two other 1.75 Mw generators are for back up and maintenance purposes. Bulk fuel is trucked to the power plant where it is unloaded into two 10,000 gallon fuel storage tanks. Fuel from this site is also be used for light vehicles. All tanks have concrete containment areas to prevent ground spillage in the event of leakage. Bulk lubricants are also stored within a protected area.

History

        The San Andrés property was explored in the 1930's and 1940's by numerous companies including Gold Mines of America and the New York and Honduras-based Rosario Mining Company ("Rosario"). Gold Mines of America and Rosario developed more than 3,140 meters of underground drifts and cross-cuts in a zone of epithermal quartz veins and quartz stockworks. One cross-cut, driven perpendicular to an epithermal quartz vein, reportedly cut 100 meters grading 8.3 g/t gold. Several other cross-cuts intersected from 30 to 90 meters grading 2.4 to 6.2 g/t gold. Gold Mines of America operated a small amalgamation plant in 1936 and 1937 to exploit these gold reserves.

        In 1945, the property was acquired by the San Andrés Mining Company and purchased by the New Idria Company ("New Idria"). A 200-ton-per-day cyanide circuit was installed in 1948. Approximately

300,000 tons of surface and 100,000 tons of underground ore averaging 5.8 g/t gold were mined and milled by New Idria.

        In 1969, the Honduran Government, in association with the United Nations, restricted exploration in a 10,800 square kilometer area of western Honduras for study purposes. This area included the San Andrés property. The area remained inactive until it was reopened in 1974.

        In 1974, an exploration permit was granted to Minerales, S.A. de c.v. ("MINSA"), a Noranda subsidiary. MINSA then joint-ventured the property with Rosario and exploration efforts consisted of soil sampling, mapping and trenching with the purpose of exploring for a large, disseminated, open pitable gold deposit.

        Unfavorable changes in the Honduran tax law forced MINSA to drop the concession in 1976. Compañia Minerales de Copán, S.A. de C.V. ("Minerales de Copán") acquired the property in 1983 following an improvement in the Honduran tax laws. A 60 short ton per day heap-leach operation was installed and 170 locals employed on a basic, shovel-and-wheel-barrow operation. Minerales de Copán conducted mining operations at San Andrés from 1983 to 1997. Between 350 and 500 short tons per day of gold-silver ore were mined from exposed mineralized conglomerates. In 1993, Fischer-Watt acquired an option from Minerales de Copán to further explore the property. They conducted additional mapping and sampling programs with promising results.

        The Minerales de Copán option was acquired by Greenstone Resources Ltd. ("Greenstone") from Fischer-Watt in 1994. The option was exercised in 1996 and Greenstone subsequently acquired Minerales de Copán. Feasibility studies began in 1996, and in 1997 Greenstone completed a feasibility study that evaluated mining of the Water Tank Hill deposit. The project involved an expansion of the existing open pit mine within the concession area and the development of new heap leach processing facilities on adjacent land to the south. Other components included a conveyor system to transport the ore to the processing facilities, a waste rock disposal area, a spoil pile, access/haul roads, an on-site landfill, and the relocation of the village of San Andrés. Proposed production was 2.1 million tonnes per year (Mtpy) and mine life estimated at 7 years. The facilities were constructed to handle in excess of 3.5 Mtpy.

        Operations associated with the Minerales de Copán mine were suspended in May 1997, pending the activities associated with the proposed project. To meet the mining construction schedule, access road improvements and construction of the leach pad, spoil pile and new village began in July 1997 under the approval of the Honduran Ministry of the Environment (the Secretaría de Estado en el Despacho del Ambiente or SEDA). Following review and approval of the Environmental Impact Assessment (EIA) for the project, Greenstone received a mining permit on December 9, 1998 and began mining in early 1999.

        Mining and crushing operations ceased at San Andrés in December 1999. A small crew remained to manage leaching operations, maintain the site and perform the actions required under the site permits.

        MINOSA resumed mining operations in early August 2000.

Geology

Regional Geology

        Honduras can be divided into three morphotectonic zones. The Cordillera del Norte comprises the northern third of the country and generally consists of Permian metamorphic rocks ranging in age from 280 to 225 million years old. Gold mineralization in this zone is predominantly associated with bull quartz veins hosted by schists. Gold is locally mined from the quartz veins as well as from placer deposits derived from these deposits.

        The Cordillera Central covers the central third of the country and embodies Cretaceous sedimentary rocks ranging in age from 136 to 65 million years old. These rocks are host to numerous large and small mineralized systems including: stratigraphic controlled deposits (e.g. El Mochito); vein deposits (e.g. El Rosario Mine); manto deposits; skarn systems (e.g. Minas de Oro); porphyry deposits (e.g. Quitagana) and epithermal stockwork vein deposits (e.g. Tatumbla). The Twin Hills deposit is an epithermal stockwork vein deposit and lies in the Cordillera Central.

        The third morphotectonic zone is called the Cordillera del Sur and covers the southern third of the country. This zone consists of Tertiary volcanic rocks that range in age from 65 to 2 million years old. Mineralization in these rocks generally consists of high-grade epithermal veins. Several of these vein systems are currently being mined.

Local and Property Geology

        The oldest rocks recognized at San Andrés are Permian metasediments which are grey green to locally black in color and appear to be a thick sequence of metamorphosed shales, sandstones and arkosic sands. The metasediments (phyllites) are exposed on the north, or footwall side of the San Andrés fault, located immediately to the north and northwest of the Water Tank Hill pit and mine area.

        The phyllites are overlain by porphyritic andesites of the Tertiary Matagalpa Formation. This unit underlies much of the San Andrés Mine, the Cerro Cortez Hill area, and extends eastward to the Quebrada del Agua Caliente. The extrusive phase of the andesites consists of agglomerates, flows and tuff breccias. Locally, the andesite appears to have intruded into the overlying sandstone and conglomerate rock units. The andesiteconglomerate contact is often very irregular in form and typically exhibits shearing. There are zones of mixed rock along the contact where angular fragments of andesite porphyry are found in a matrix of conglomerates and sands. In places, the andesite is grayish green in color and consists of moderately abundant plagioclase and hornblende phenocrysts in a felsic to glassy matrix. Fine-grained andesite dikes and small sills are found in phyllite along a road-cut north of the San Andrés Fault. Overlying the andesites are a thick red bed sequence of quartz conglomerates, medium to fine sands and silts. These rocks are believed to be the Tertiary Subinal Formation.

        The youngest rock units present in the area are Quaternary and recent alluvial and colluvial deposits which fill canyon bottoms and stream valleys and occur locally as slope cover.

Structure

        The San Andrés mine area is dominated by a series of sub-parallel and widely spaced east to northeast-striking faults that are typically steeply dipping to the south and by numerous north to northwest-striking faults that dip moderately to steeply to the east and to the west. One of the most prominent and important faults is the San Andrés Fault which strikes east to east-northeast and dips steeply south. This fault forms a major boundary between the metasediments to the north (footwall) and the host rocks for the San Andrés mine which includes the andesite, conglomerates and rhyolite tuff units on the south (hanging wall side). All faults mapped to date in the district are normal but probably have an extensive strike-slip component.

Deposit Type and Mineralization

        The style of gold mineralization and hydrothermal alteration at San Andrés is typical of the hot springs epithermal environments associated with these types of deposits and is zoned to structurally-controlled feeder conduits.

        At San Andrés, gold and silver mineralization is associated with a high level epithermal, quartz carbonateadularia system consisting of veins, stockworks and disseminations. In the andesite, overlying conglomerate and rhyodacite, the quartz veins are typically composed of banded chalcedony and fine grained white quartz which has replaced calcite. The bladed calcite texture seen in veining is ubiquitous and the quartz replacement is almost always complete.

        The rock formations and structural setting of the East Ledge zone are the same as that seen in the Water Tank Hill Pit only 200 meters to the west. Gold was deposited in several sub-parallel faults which strike north to north-northwest that occur south of the San Andrés Fault and appear to be conjugate to the latter.

        At Twin Hills, one kilometer southeast of Water Tank Hill, gold and silver occur in a more widespread, disseminated pattern with less veining and structural control within a zone more than 75 meters thick, in the Padre Miguel Group rhyolite tuffs. Within the underlying conglomerates and andesite, the gold is associated with stockwork veining and discreet through-going veins.

Exploration and Data Compilation

        The primary sources of information for CAM's review of the exploration programs and database compilation are reports entitled Resource and Reserve Modeling of Mina San Andrés, East Water Tank Hill deposit (East Ledge), Honduras, prepared by Bikerman Engineering & Technology Associates, Inc., dated January 2003, and Feasibility Study of the Twin Hills Project, Department of Copán, Honduras, prepared by Bikerman Engineering & Technology Associates, Inc., dated July 2003. Electronic copies of the database and Medsystem run-files, and selected assay certificates also were examined. Geologic and block-model sections and bench plans were examined on site, and the geologic interpretation and exploration methods were discussed with the project geologist.

Topographic Surveys

        The San Andrés property was flown for aerial photography in 1996. A total of 24, 1:15,000 scale color photographs were taken over a total of three flight lines. These aerial photos were later ortho-corrected and topographic maps with two meter contour intervals were created. The topographic survey is centered on the old San Andrés town site and covers approximately 25 square kilometers.

        This digital topography has been used by MINOSA in the design of the East Ledge and Twin Hills block models and resulting pit designs. Survey data collected by MINOSA during the advance of mining at Water Tank Hill and later with East Ledge has been combined into the topographic survey where mining has since changed the relief.

        MINOSA's survey data has been collected and incorporated by qualified survey engineers using modern electronic total stations and AutoCAD software.

Geologic Mapping

        Geologic mapping at a scale of 1:1000 was conducted on the 1150 bench level of the Water Tank Hill pit in 2001. Geologic mapping of the East Ledge pit highwall was conducted between the 1120 and 1060 elevations (11 benches) as the East Ledge pit was advanced in 2004. Geologic monitoring and mapping continues to date.

        During 1997 and 1998, geologic mapping and sampling programs undertaken by Greenstone over Twin Hills and surrounding areas involved the collection of nearly 1,700 bedrock channel samples from all significant road cut and outcrop exposures on the property. The mapping and channel sampling programs helped to define targets for drilling, zone definition and in the development of the geologic model. These samples were not used for grade estimation in the calculating of resource. A geologic outcrop- style map covering most of the San Andrés concession area was prepared in 1997 and is available in digital format.

Geophysical Surveys

        Between December 1997 and February 1998, was conducted an Induced Polarization (IP) and Magnetometer geophysical survey covering an area from Water Tank Hill, south to Twin Hills and east over Cortez Ridge within the San Andrés concession. Approximately 27.7 line kilometers were covered with readings taken every 12.5 meters along lines spaced 50 meters apart, oriented at N65°E. Previously mapped structures were delineated geophysically with the intention of locating other similar structures in covered areas.

        Interpretation of the data identified four structurally favorable zones, three in the north-south corridor between Cerro Cortez and Twin Hills and the forth south-west of the School House Hill, just south of the Water Tank Hill resource area.

Drilling

        MINOSA has two hydraulic percussion drills for blasthole drilling. MINOSA also has a reverse circulation ("RC") drill used in exploration that is used for back up in production drilling if required.

        The drilling is done normally on a 4 meter by 4 meter (spacing and burden) pattern with a depth of 6.6 meters. The bench height is 6 meters and 0.6 meters for subdrilling. There are locations where the pattern is required to be tightened to 3.5 meters by 3.5 meters in order to obtain the required fragmentation.

        Drilling at East Ledge and Twin Hills has been conducted by several companies from 1992 to 2005. Most of this drilling has been RC drilling.

Drilling at East Ledge

        The earliest exploration work in the East Ledge zone consisted of surface geologic mapping and outcrop sampling, followed with three drill holes by Fischer-Watt Gold during a 1991-1992 exploration program, and some limited drilling on the peripheries of the zone by Greenstone during their development drilling on the Water Tank Hill deposit in 1998. Despite the known existence of mineralization in the area, the geologic interpretations of the area precluded the possibility of a significant mineable gold deposit.

        MINOSA RC drill tested the East Ledge area in March 2001 while evaluating several areas around the Water Tank Hill pit for additional waste dump sites. The 2001 drilling was originally planned for three holes to condemn the area for a waste dump site. The drill program was expanded to 15 holes as the first holes encountered significant mineralization that was not foreseen. The final 12 holes total 1,368 meters and the average hole depth was 114 meters.

        A development RC drilling program to evaluate mineralization in the East Ledge zone began in February 2002. A total of 6,143.5 meters were drilled in 47 drill sites with an average hole depth of 131 meters.

Drilling at Twin Hills

        Mineralization was discovered at Twin Hills as a result of two exploration drill holes (SA-56 & SA-57) collared during Greenstone's 1994-1995 RC drill program.

        A total of 13,494 meters in 106 drill holes have now been collared in the Twin Hills area. Of this total, 97(12,216 meters) were RC holes and 9 (1,278 meters) were core holes for a total of 9,219 samples and 8,813 assays. The deposit has also been extensively channel sampled, however, only the drill assay results are used in the resource and reserve calculations at Twin Hills.

Sampling Method and Approach

        The sampling method and approach for exploration drilling at the East Ledge and Twin Hills areas was the same.

        All core produced from the core holes was logged, photographed and then split either by a hydraulic splitter or diamond saw. One half of the core was submitted for assay and the other half was kept for storage at the onsite sample storage facilities. Sample intervals were defined by a geologist based on changes in lithology and mineralized zones and generally ranged between 1 and 3 meters in length. RC drill cuttings were collected from the cyclone discharge at the rig into 5-gallon plastic buckets. Each sample represented 5 feet or 1.5 meters of drilling. The volume of the chips collected in the buckets was measured and recoveries estimated from number of buckets filled per 1.5-meters or 5-foot sample interval.

        When drilling dry, the recovered sample was passed from the bucket through a Gilson splitter and reduced to two samples of about five kilograms each. One sample ("primary sample") was shipped to the assay lab for analysis. The other sample ("library sample") remained on site in storage. When drilling wet, a rotary wet splitter was used to produce the two samples. The wet samples were passed through the Gilson splitter if further size reduction was necessary.

        In addition to the primary and library samples collected at every sample interval, a third sample ("duplicate sample") was split off from the sample stream approximately 15 percent of the time. The duplicate samples were collected at random intervals, labeled with a special code and submitted along with the primary samples to the assay lab for check assay purposes.

        In an effort to retain more of the sample fines from being lost to the overflow when drilling wet, the sample collection methodology was changed in April 1997. The new method involved the collection of the wet sample into two 25-gallon drums placed in series before the 5-gallon plastic bucket. The sample slurry would cascade and collect into all three containers. Even when the volume of water was very high and overflow occurred at the last container, overall sample recovery was improved as the new method promoted the decanting and settling of the sample fines. The rest of the sample collection and preparation procedures at the rig generally remained the same throughout all the drill programs.

Sample Preparation, Analysis and Security

East Ledge Sample Preparation, Analysis and Security

        All samples from MINOSA's 2001 and 2002 East Ledge drilling campaigns were assayed at the San Andrés mine laboratory. The mine laboratory used the same procedure for sample prep and analysis, as was the practice for blast hole drill samples.

        All samples were analyzed for gold (and most samples for silver) by fire assay methods with an atomic absorption spectroscopy finish.

        Sample preparation and analyses procedures generally follow industry standards.

Twin Hills Sample Preparation, Analyses and Security

        Several different North American assay labs were utilized for the San Andrés samples. Fischer-Watt used American Assay Lab in Sparks, Nevada, United States during their 1992 drilling program. Greenstone started out by using Chemex Labs located in Mississauga, Ontario, Canada but switched to Barringer Assay Lab in Reno, Nevada, United States in January 1998 (starting with RC hole SA-232 and core hole SC-5).

        In April 1997, a new procedure was initiated where all samples were submitted first to McClelland labs in Tegucigalpa, Honduras for partial sample preparation. At McClelland, the 5-kilogram samples were dried, crushed to minus10-mesh and a 800- to1,000-gram sub-sample produced. The sub-sample was then forwarded to a North American assay lab for final sample preparation and assay analysis. This procedure was implemented to reduce the air freight costs.

        All samples were analyzed for gold (and most samples for silver) by fire assay methods with an A.A. finish using a 29.162 gram (1 assay-ton) sample. Except for the very early work (i.e. Fischer-Watt program), metal values were reported in grams per tonne. All original assay certificates are on file on site.

        Sample preparation and analyses procedures at both McClelland and the North American assay labs follow industry standards.

Data Verification

        MINOSA's data verification program included: (i) verification of the survey and topographic data; (ii) verification of the assay data and (iii) verification of the geologic data.

Verification of Survey and Topography Data

        Beginning with the 1996 RC drill program, drill hole collars were surveyed using modern, electronic survey equipment. The 1997-1998 program utilized a Topcon FC/48GX total station instrument from drill hole SA 149 onwards. About 1 in 15 holes were randomly selected and re-surveyed to check the quality of the survey results. It is not exactly known how the drill holes were surveyed prior to 1996. However, various surveyed reference points were known to exist around the WTH area as far back as the 1992 Fischer-Watt program. The exploration personnel used these surveyed points to identify the drill-hole collar coordinates in the early programs. It is possible that some of the final coordinates of these holes were determined by Brunton and tape methods.

        Before being entered into the database, all survey and collar information was converted from a mine grid coordinate system to UTM coordinates. All drill holes drilled prior to 1996 were in mine grid coordinates and had to be converted to the UTM coordinate system. Those holes that were still locatable in the field were resurveyed into UTM's directly. Those that were no longer locatable were converted arithmetically into UTMs based on their original mine grid coordinates and a mine grid to UTM conversion factor. Down-the-hole surveys were performed on 14 core holes (SC-12, 14, 16-18, 20, 21, 23-27, 31 & 32) using a Sperry Sun single shot instrument. No factor was applied to the orientation of any of the un-surveyed holes.

Verification of Assay data and Check Assays Programs—East Ledge

        For the 2002 drill campaign, all assay results were sent electronically from the assay lab and downloaded directly into the database to prevent data entry errors. All assay results from the prior drill program were entered manually. This data was all verified against the original hand-written assay results before modeling was initiated.

        Two separate check-assay programs were run on the reverse-circulation drill samples in 2002. The first program ("Check Assay Program #1") was performed by sending a sample split to the laboratory at the same time as the primary sample. This was performed for all 47 drill holes of the 2002 drill campaign.

        The second program ("Check Assay Program #2") was initiated after the drilling of the first 14 holes had been completed and the sample assay results from these holes were known. It was noticed that the check assay results for samples submitted at the same time as the primary sample showed good correlation whereas check samples submitted at a later date had poorer correlation. As such, starting on the 15th hole of the 2002 drill campaign, a second duplicate sample was submitted at least two days after the primary sample and the first duplicate were submitted.

        In October 2003 MINOSA initiated an internal check assay program to confirm the reliability of the assaying procedures in the San Andrés mine laboratory. At random intervals, 5 sample pulps from blasthole samples collected within the East Ledge pit are selected by non-laboratory personnel, re-numbered, and re-submitted for assay. Through June 2005, 1,047 samples have been re-assayed in this fashion. The results of this internal analysis are used as a guide as to the general performance of the mine laboratory. In addition, beginning in November 2004, 10 samples are also selected on a monthly basis and sent to CAS Laboratories in Tegucigalpa for external reanalysis. All results to date have been satisfactory.

Verification of Assay Data and Check Assay Programs—Twin Hills

        During the 1997-1998 drill programs all assay results were sent electronically from the assay lab and downloaded directly into the database to prevent data entry errors. All assay results from the prior drill programs were entered manually. This data was all verified against the original assay certificates before modeling was initiated.

        The assays were also reviewed for the potential of down-the-hole contamination. Mine Development Associates ("MDA") of Reno, Nevada, United States performed an audit and each hole was checked statistically for contamination at rod changes. They also performed grade decay analysis to check for overall contamination.

        Individual drill chip records were also reviewed visually for potential contamination. The statistical analysis of the assays and the visual review of the RC drill chips resulted in no clear indication of any problems with contamination. All assay data was confirmed to be valid and used in the model. Check assay programs on the drill data was conducted in four phases. These are discussed in the following sections.

        A check-assay program was run on the reverse-circulation drill samples in 1995. The program ("Check Assay Program #1") occurred while drilling was in progress. A total of three samples from Twin Hills were taken in Check Assay Program #1. Check Assay Program #1 consisted of one random 1.5-meter duplicate sample taken approximately every 100 meters, and sent to either American or Chemex Labs for assay. Duplicate assays correlate very well with the original assays.

        A second check assay program for Twin Hills was instituted in early 1998 on 1,544 duplicate samples from 136 drill holes (SA-149 through SA-285). Samples were taken from Greenstone's 1997-1998 RC drill program and included holes collared at Waste Tank Hill, Twin Hills and other nearby prospects. While drilling, a random, duplicate sample is taken every six to ten meters (15 percent of all samples) and sent for gold and silver analysis. Statistical analysis of the check assay results was performed by MDA.

        The results show that the correlation between the original assays and the duplicates taken at the drill are excellent. As part of Check Assay Program #4, 86 pulp samples from Chemex were sent to Barringer, and 92 pulps were sent from Barringer to Chemex. The procedure was implemented as a means of checking the variability between labs. Also, 118 coarse rejects were sent from McClelland labs in Tegucigalpa to CAS labs in Tegucigalpa, and assayed by both Barringer and CAS. The procedure checks the sample preparation procedures at McClelland. Results show a good correlation coefficient for gold (r = 0.950 - 0.997) between labs and confirm that the assay results are indeed reproducible within industry standards. Metallic screen assays were done on 47 samples to check for coarse gold.

        Although an average 4% of the total gold was in the plus 150-mesh portion of the sample, MDA concluded that this did not present a problem in assay reproducibility.

        A resource and reserve review of the San Andrés deposits was conducted by MDA in April 1999. The salient points of the MDA correlation study (geological features vs. precious metal grade) are summarized below:

  •
  precious metal grades are positively related to quartz veins in all rock types with minor variations;

  •
  precious metal grades are related to quartz after calcite with minor variations;

  •
  calcite veining does not form a definitive relationship with grade;

  •
  in general, there is an increase in grade with an increase in hematite/limonite;

  •
  silicification and grade is positively correlated;

  •
  oxidation does not form a relationship with grade; and

  •
  propylitic alteration is inversely related to grade.

        MDA then coded the gold assays by geological zone and performed a similar study. It was found that the geological zones honored the grade-geology relationship described above. For example, as the geologic zone increased from a low grade to a high grade zone, the logged limonite, hematite fractures, quartz veins, silicification and quartz after calcite increased. Carbonate decreased along with propylitic alteration while oxidation and calcite veining did not show consistent trends.

Data Verification by CAM

  Check of Assay Certificates against Database Entries

        Approximately 80% of the drill hole assay data was transferred electronically from the laboratory and was entered directly into the database minimizing the chance for any data-entry errors. For the other 20 percent of the drill holes (8 out of 86 holes at East Ledge and 29 out of 97 holes at Twin Hills), assays were manually entered into the database. As a check for possible data entry errors, CAM requested assay certificates for seven holes which had been entered manually and checked the data from the certificates against the data in the database. No errors were found.

  Exploration Assay Database

        CAM was provided with the exploration databases as a series of spreadsheets, Medsystem files and data in other formats. The two models and databases have been developed over several years by various people and a number of files provided to CAM are apparently intermediate work products which were not used in preparation of the current model. Initially, some legacy Medsystem files provided to CAM were not consistent with the current model. CAM recommends that RNC review the exploration database and cull those files which are no longer useful.

        After the current exploration data sets were obtained, CAM ran its standard check procedure on the exploration databases. This check procedure includes:

  •
  Check for duplicate collars.

  •
  Check for twin holes.

  •
  Check for statistically anomalous downhole surveys.

  •
  Review of assay statistics by grade class.

  •
  Review of assay statistics by length class.

  •
  Check for assay values successively the same.

  •
  Check for assay spikes.

  •
  Check for downhole contamination by decay analysis.

  •
  Check of total grade thickness by hole.

        A few anomalies were noted, but the number and type of anomalies were within industry norms for databases of this size, and do not effect the overall resource estimate. On the basis of these statistical checks, and the checks of data entry discussed previously, CAM believes that the exploration database has been prepared according to industry norms and is suitable for the development of geological and grade models.

  QA/QC Data

        CAM reviewed the QA/QC data on the latest round of drilling provided with the East Ledge resource and reserve report. There are 552 duplicate #1 and 293 duplicate #2 assay results.

        There was a more or less uniform dispersion about the 45° line and a tendency towards greater variability at the low end. The plot also seems to show two different dispersions about the 45° line. While there is no statistical evidence of bias in the data, CAM notes that at least four of the highly anomalous data values are symmetric about the 45° line which may be indicative of some type of sample mix-up.

        To further investigate the possibility of two different dispersions, CAM constructed a cumulative frequency plot of the ratio of duplicate #1 to original on a log basis discarding all composites less than 0.04 g/t Au (values less than 0.04 were discarded to eliminate the greater dispersion which is almost always observed for low value assays). About 73% of the duplicates having a dispersion between a factor of 0.667 and 1.5, and the remaining 27 percent having a dispersion outside that range. For precious metals duplicate assays, CAM prefers that less than 5 percent of the duplicates fall in the higher dispersion group and that the range of dispersion in the lower dispersion group be between 0.83 and 1.20. The facts that there are more high dispersion samples and the variance of the low dispersion group are higher than are usual for the industry indicates that there may be an opportunity to obtain more precise (less dispersion) assays by some combination of greater sample size, finer sample grind or better sample mixing prior to assay. Despite these opportunities for improvement, CAM believes that the QA/QC program, and by inference the entire assay program, has produced a database of acceptable quality for use in a resource estimate.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

        The resource estimate for the East Ledge deposit is based on drilling by Fischer-Watt (1992), Greenstone (1998) and MINOSA (2001-2002). The resource estimate for Twin Hills is based on drilling by Greenstone (1997-1998). No additional drilling by MINOSA was used in the resource estimate for Twin Hills.

East Ledge

        For the East Ledge deposit, geologic model zones (Oxidation and Rock Type) were assigned to drill intervals and groups of intervals, based primarily upon common geological characteristics. Bottle roll recovery was considered in the assignment of Oxidation zone codes. Gold grade was not considered in the assignment of the geologic zones. Oxidation codes were used to produce machine generated boundaries to separate oxide, oxide-mixed, sulfide-mixed, and sulfide zones.

        A three-dimensional block model was created using Medsystem software to estimate the measured and indicated resource for the East Ledge deposit. The computer block model relies on these geologic zones to control the interpolation and estimation of grade within the block model. Assay data was composited, using 6-meter, down-the-hole composites, honoring all geologic zone boundaries. Grade was estimated by zone from the neighboring composite grades using ordinary inverse-distance-cubed method of interpolation. Tonnage was estimated by zone using the appropriate specific gravity.

Twin Hills

        For the Twin Hills deposit, geologic cross sections were produced at 1:500 scale throughout the deposit at 30-meter intervals. The sections contained mineral domains as outlined by the exploration geologists as well as the oxide/mixed/sulfide contact and core hole structural data. The sectional information was imported into SURPAC and the contacts posted to plan at 6-meter bench intervals. The geology was interpreted manually, on each bench, using the geological contacts and mineralized domains posted by SURPAC as a guide. The bench geology was then digitized and loaded into Medsystem program for computer resource block modeling. The geologic model segregates and defines the mineralization at Twin Hills into low-grade and higher-grade zones using 0.3 g/t Au to separate the two zones. Each block in the Medsystem block model was assigned one of the zone codes defined in the geologic model directly from the bench plan polygons. The geologic zones were used to limit the interpolation of grade within each zone in the block model. To account for the differences in the metallurgical characteristics of the ore, each drill intercept was assigned an "oxide" code as follows: 1=oxide; 2=mixed; and 3=sulfide. An "oxide" code was then assigned to the composites during the compositing routine using the majority rule. An "oxide" code was assigned to each block from the composites. Uncapped gold assay data was used honoring the mineralized domain boundaries. A specific gravity of 2.4 was used for all material at Twin Hills. Interpolation of grade to the blocks was done by kriging for gold and by the inverse distance squared method for silver. The model was divided into high-grade and low-grade zones, which were estimated separately. In addition, the model was divided into 5 distinct areas within which the dip of mineralization suggested the existence of unique orientations. These areas were labeled 1, 2, 3e, 3w, and 4. Block estimations were constrained within each area and within each zone, and were modeled to reflect the strike, dip, and plunge of the strongest continuity within each area.

Resource Classification

        Resource classification was done by Bikerman Engineering & Technology Associates, Inc., using the same parameters for East Ledge and Twin Hills. The gold grade was estimated for each block using an inverse distance cubed method of interpolation using an isotropic search, a maximum of two composites per hole and a range of 50 meters. Measured and indicated resources were defined based upon the distance to the nearest composite from the block center. Both the East Ledge and Twin Hill resource estimates were originally assumed indicated or measured without differentiating.

        For the purpose of National Instrument 43-101, total measured and indicated resources in the report were reassigned to the indicated category. This conservative approach is justified by the inherent limitations of the data. First, the 50-meter drill hole pattern used both at East Ledge and Twin Hills is considered wide for the classification of the resources into the measured category. Secondly, the 50-meter area of influence used to define the outer limit of indicated resources is stretching the outer limit of the search parameter. On the other hand, however, the lack of drill hole data at the periphery of the mineralized zones is such that mineralized zones remained open in several sectors such at the western extremity of the East Ledge deposit. In the opinion of CAM, the latter argument, without totally eliminating the element of risk, was enough of a positive assumption to justify this extrapolation.

        Furthermore, current pit design extends to the peripheral area where, based on the general lack of drill hole data, pit material was classified as waste. Current mining of those areas is proving ore where waste material was indicated based on the lack of data.

        CAM recommends that future drilling for the purpose of delineating measured and indicated resources be done using a tighter drill pattern to elevate the level of confidence to more acceptable levels.

East Ledge Resource Estimate

        The estimated mineral resources for the East Ledge area as at January 1, 2005 are set forth in the following table and is based on a cutoff grade of 0.4 g/t Au:

OXIDE			SULFIDE
Tonnes	g/t Au	Contained Gold Ounces	Tonnes	g/t Au	Contained Gold Ounces
14,560,228	0.713	333,776	3,912,176	1.138	143,139

Twin Hills Resource Estimate

        The estimated mineral resources for the Twin Hills area as at January 1, 2005 are set forth in the following table:

Indicated Resources for Twin Hills

Tonnes	Grade (g/t Au)	Contained Gold Ounces
20,503,000	0.76	502,000

        A portion of the inferred resource was estimated manually used the "method of sections" technique for resource calculation. The resource utilized the same geologic cross sections used for the development of the computer block model. Potential mineralization was projected from the edge of Zone 1 and Zone 2 and/or from drill intersections in those areas with interpreted geologic continuity. Extrapolation of the zones was based on the search parameters derived from geostatistical analysis.

        The total Inferred resource for the Twin Hills deposit generated from both the Medsystem and polygonal models as at January 1, 2005 is provided in the following table, based on a cutoff grade 0.35 g/t Au:

Inferred Resources* for Twin Hills
Inferred Resources

Tonnes	Grade (g/t Au)	Contained Gold Ounces
29,700,000	0.65	625,000

Mineral Reserve Estimate

        A Lerchs-Grossman algorithm was used to optimize the pit. This algorithm provided a basis pit shape that serves as the basis for final pit design. The routine floats an economic cone over all blocks in the 3-D block model to determine what mineralized material can be mined and processed economically given the assumed economic parameters.

        The pit optimization procedures used to define the final pit designs at East Ledge and Twin Hills are based on the following factors and assumptions:

  •
  gold price of US$400 net per ounce;

  •
  process recovery of 75 percent of the contained gold values;

  •
  total operating costs of $4.75 per ton of ore;

  •
  overall pit slope of 45 degrees;

  •
  surface topography as of July 2005 for East Ledge and April 2003;

  •
  minimum pit bottom of 20 meters;

  •
  6-meter bench heights;

  •
  specific gravity of 2.34 for all rock types;

  •
  ultimate haul road grade of no greater than 10 percent; and

  •
  haul-road width of 20 meters (18 meters usable).

Mineral Reserve Estimate

        Probable mineral reserve estimates, as of January 1, 2005, for East Ledge and Twin Hills pits are shown in the following table:

Probable Mineral Reserves for East Ledge and Twin Hills

Area	Tonnes	Grade (g/t Au)	Contained Gold Ounces
East Ledge	6,117,663	0.90	177,029
Twin Hills	11,221,620	0.83	300,042
Total	17,339,283	0.86	477,071

Mining Operations

        Mining of the East Ledge and for the proposed Twin Hills deposits are and will be by open-pit methods utilizing large-scale earthmoving equipment. Feasible pit shapes complete with haul-road design have been modeled for the Twin Hills deposit based on the disposition of grade values in the resource model; economic parameters such as gold price and mining and operating costs and; technical parameters such as pit slopes and gold recovery. Silver values were not taken into consideration in the mine model.

        Mining activities conducted at the San Andrés project are done by SOCOCO de Costa Rica S.A. ("SOCOCO"), a Costa Rican Mining contractor. SOCOCO is responsible for all of the material movement within the pit and surrounding areas. Ore is processed through a two-stage crushing circuit and transported by conveyors and stacked on the leach pads.

        The mining departments work a schedule of six days per week, two shifts a day at 12 hours per shift. Mining and crushing departments are shut down on Sunday for a weekly scheduled maintenance shift.

Mine Life, Production Schedule and Projected Cash Flow

        CAM estimates a total mine life of five years for San Andrés, with an assumed gold recovery of 75 percent, to recoverable gold estimated at 299,532 ounces.

        A summary of the production schedule for 2006 through 2010 is set out in the table below:

Production Schedule

Item	2006	2007	2008	2009	2010	Total
Mining
Ore mined—tonnes	3,380,000	3,380,000	3,390,500	3,380,000	384,350	13,914,850
Grade ore mined	1.092	0.802	0.851	0.828	0.873	0.889
Waste mined—tonnes	3,002,000	1,155,000	177,500	557,500	164,310	5,056,310
Material mined	6,382,000	4,535,000	3,568,000	3,937,500	548,660	18,971,160
Strip ratio	0.89	0.34	0.05	0.16	0.43	0.47
Contained ounces	118,705	87,175	92,711	89,996	10,787	399,374
Estimated recovery	75%	75%	75%	75%	75%
Recoverable ounces delivered to pad	89,029	65,382	69,534	67,497	8,090	299,532

        Ore at the San Andrés project is processed by two-stage crushing to minus 2-inch, agglomerated, and stacked on the leach pad in 8-meter lifts. The ore is leached for an average of 60 days before the next lift is added on the leach pad. Gold and silver are recovered in the absorption-desorption-recovery (ADR) plant.

East Ledge Metallurgical Testwork

        Upon completion of MINOSA's 2001 exploration drilling campaign, standard bottle roll tests were performed on drill cuttings at the San Andrés mine laboratory. Thirty-five individual samples from 5 different drill holes (MO-01-004, -006, -008, -009, and -011) were received by the laboratory. Each composite was mixed and split into four parts for completion of the following test work: assay, bottle roll test of course ore (~6 mesh), bottle roll test of pulverized ore (~200 mesh), along with size fraction analysis. The test were done using a concentration of 0.4 kg/t of sodium cyanide, 45 percent solid, 10 kg/t of cement for both 24 and 48 hour residence times. Upon completion of the 2002 East Ledge drill campaign further bottle roll test work was performed at the San Andrés mine laboratory. These tests were run using the same parameters as those for the 2001 drill samples with results being measured after 48 hours. Fraction analysis was not performed on the 2002 bottle roll samples.

Twin Hills Metallurgical Testwork

        Metallurgical testing has been performed on samples of bulk ore and ore composites from the Twin Hills deposit. Twin Hills composite ore samples were amenable to direct agitated cyanide treatment and resulted in gold recoveries that ranged from 63.0% to 93.5% (average of 78.3%) and 73.4% to 96.6% (average of 89.4%) for 80% passing 10 and 200 mesh samples, respectively, after 144 hours of leaching. One composite (out of a total of 10) was not amenable to cyanide treatment at either crush size and not included in the averages. Gold recovery rates were rapid and extraction essentially complete within 24 hours. Minor "pre-robbing" was noted in four of the composites after 24 to 48 hours; however, the "preg-robbing" was not typical of ores containing carbonaceous material and more likely caused by clays absorbing dissolved gold values for a short time during the leaching.

        The Twin Hills column leach tests resulted in gold recoveries of 86.5%, 87.5% and 87.2% percent for 80% passing 3-inch, 1-inch and 1/2-inch crush sizes, respectively, in 68 days (leaching and rest cycles). The ore is not sensitive to crush size for the three crush sizes evaluated. Recovery rates were fairly rapid for all feed sizes, and extraction was essentially complete in 10-15 days of leaching. With the exception of one of the composites, cyanide consumption was low and averaged 0.19 kg/t (10 mesh bottle rolls). Consumption was higher for the 200 mesh bottle rolls (averaged 0.7 kg/t). Cyanide consumption in the column leach tests ranged from 0.3 to 0.6 kg/t and increased with decreasing crush size. The 5 kg cement/t of ore added to the 1-inch and 1/2-inch feeds during the agglomeration pretreatment was sufficient to produce strong and stable agglomerates and to maintain protective alkalinity throughout the leach cycle. Lime requirements were also generally low. The 2.5 kg lime/t ore added to the 3-inch dry ore charge before leaching was sufficient to maintain protective alkalinity throughout the leach cycle. Gold recovery for feasibility purposes is 70% for Twin Hills ore. Cement requirements of 9 kg/tonne are expected for the project based on the column tests.

Environmental

        CAM did not conduct an environmental audit of the San Andrés Project; however, during the site visit for the reserve audit, CAM noted that MINOSA appeared to be operating the project in an environmentally responsible manner. The site is orderly and clean, and on-going dump reclamation is in progress.

        The Technical Report contains detailed information on environmental standards, existing site conditions, and MINOSA's environmental management plan which was provided by MINOSA and has not been modified by CAM.

Environmental Impact Assessment

        SRK Inc. ("SRK") completed an Environmental Impact Assessment (EIA) in April 1998, following the completion of baseline studies and a review of Greenstone's 1996 project feasibility study. The EIA was the source document used to create the Environmental Management Plan used for all permitting and compliance monitoring at San Andrés. The EIA concluded that there are no serious long-term environmental hazards that would exist or be created by the operation as designed, considering that all reclamation and control programs were completed and are currently applied.

        Since 1998, two further EIA reports have been completed; one in 2002 (ECADEH, Environmental Impact Assessment for the extension of Water Tank Hill pit) to license the East Ledge. The Environmental License was issued in 2002. A second additional EIA to the first prepared by SRK was issued by ECOSERVISA (Ecoservisa, 2004, Environmental Impact Assessment for the development of Twin Hills and Cerro Cortez pits) resulting in an Environmental License issued in 2005.

        MINOSA and the General Department of Environmental Evaluation and Control ("DECA") have entered into Mitigation Measures Contracts (the "MMCs"). These contracts include "compensatory measures" which consist in reforestation of municipal or private land outside the concession area similar in extension to those cut cleaned for the projects development.

Environmental Audits

        SRK has conducted two Environmental Audits on the property in 2001 and 2002.

        In both cases SRK issued a series of recommendations; in the first audit SRK (2001) recommended the attention to items related to good housekeeping, the need to update some programs inside the Environmental Management Plan and other related to slope stability in waste dumps. MINOSA followed most recommendations which were complied with.

        On the second audit (2002), SRK reviewed those previous recommendations and issued other recommendations primarily to update all of the programs enclosed in the Environmental Management Plan. The 2002 audit also evaluated the performance derived from recent changes in the site environmental management. The overall qualification in both internal audits was satisfactory and most of the recommended items have been successfully complied with.

        Two Honduran regulatory government agencies perform external audits to check compliance with the MMCs and the Honduran environmental and mining laws.

        The Executive Direction to Foment Mining ("DEFOMIN") performs a bimonthly inspection to check compliance with applicable mining laws and the MMCs. They also issue some punctual recommendations related to housekeeping, water balance and discharges, general mining operations and water quality results. DECA leads the conforming of the National System Assessing the Environmental Impact for new developing projects (S.I.N.E.I.A) which includes other related sectors such as Hydraulic resources, Forest Administration, Health Ministry, Municipality and local civil organizations to assess the potential impacts (such as the Environmental Licensing for new mining pits) and establish mitigation measures. DECA also checks compliance with the MMCs. During the last DECA audit (2004) performed on the San Andrés project, MINOSA was qualified with 65% compliance. However much of the qualifications were low based on subjective interpretations such as whether a specific environmental plan had been written submitted by MINOSA. After submission, DECA qualified compliance in the range of 50% or 60%, because the Plan needed to be reviewed and approved.

        Recent bimonthly inspections performed by DEFOMIN in San André's property, give us a qualification of full or nearly full compliance.

Environmental Management Plan

        The management plan was formulated at the request of the government of Honduras and takes the commitments made within the three EIA, the Mitigations Contracts and recommendations issued by either DECA or DEFOMIN.

        Overall, the plan outlines with the commitments made to the Honduran government and to RNC's shareholders for the protection of the environment and for mitigation of the environmental impacts that will be caused by the construction and operation of the San Andrés project.

        The management plan includes:

  •
  Environmental Monitoring Plan, updated each year

  •
  Contingency Plan, updated on 2003 and reviewed in 2004

  •
  Materials Management Plan

  •
  Spilled soils management and remediation Plan, updated in 2004

  •
  Erosion Control Plan, updated each year

  •
  Explosives Management Plan

  •
  Surface and Underground Water Management Plan, updated in 2004.

  •
  Mine Waste Management Plan, updated each year

  •
  Wastewater Treatment and Management Plan, updated each year

  •
  Health and Safety Plan, updated each year

  •
  Reforestation Plan, updated in 2005

  •
  Reclamation and Closure Plan, in process

  •
  Plan of Sewage and Potable Water Management, permanent since 2002

  •
  Plan to encapsulate waste rock with AMD potential, prepared in 2004

Closure and Reclamation

        Closure and reclamation activities are divided into five main areas:

  •
  Mine and mine waste reclamation;

  •
  Heap leach reclamation;

  •
  Community education programs in preparation for mine closure;

  •
  Process and auxiliary facility demolition or detoxification; and

  •
  Post-reclamation monitoring and maintenance.

        The total closure and reclamation costs for San Andrés are estimated to be US$546,254.

Exploration and Development

        The vast majority of exploration drilling to date at San Andrés has focused on the definition of the three known resource areas: Water Tank Hill, Twin Hills and East Ledge. Very little drilling has been completed on established nearby exploration targets. RNC believes that several of these drill targets have a high probability of containing economic mineralization and exist near the current mining operations.

        The first such target is the southern extension of the East Ledge zone. This zone is defined by a 200 meterwide north north-west trending shear and fault system whose southern terminus coincides with the western portion of the Twin Hills deposit, approximately 260 meters to the south-east of the existing East Ledge pit.

        Initial reverse circulation exploration drilling in 2005 within this zone (4 drill holes completed to date) has returned positive results and continues to lend support to the idea that economic mineralization extends south from the East Ledge pit towards the Twin Hills resource.

        A second target, located 200 meters to the north-east of the East Ledge pit, is Cerro Cortez which is comprised of a thick package of tuffaceous volcaniclastic sediments underlain by andesite. Silicification and quartz veining can be found along north north-east and north north-west trends coinciding with similar trending near vertical fault structures. Results from surface geochemistry (trench, rock and soil sampling) along with limited air track drilling, have defined a zone averaging 0.77 g/t Au on surface at Cerro Cortez.

        The full dimensions of the Twin Hills deposit have not yet been defined, and there is excellent potential for resource expansion here especially along the southern and north-western limits. All pre-2005 drilling completed at Twin Hills contains ore intersections that have been incorporated into the Twin Hills reserve model; however, the current resource estimation terminates at these southern drill holes as no further information was available south of these points. Preliminary reverse circulation exploration drilling began in 2005 to explore south of the existing Twin Hills resource limits with positive success.

        Other areas of interest in close proximity to current mining operations are Banana Ridge, the southern extension of Fault A, and the School House Hill target. These three targets are comprised of south south-east trending, sub-parallel mineralized structures that extend south out of the old Water Tank Hill resource area and, in the case of Fault A, can be traced in outcrop for nearly 500 meters beyond the old pit limits.

        In addition to the numerous targets in close proximity to the current mining infrastructure, two interesting targets exist along the eastern limit of the San Andrés concession, near the Quebrada Agua Caliente, approximately 1 kilometer north-east of the East Ledge pit. These targets are referred to as the Buffa zone and the Agua Caliente zone and have been identified through mapping, geochemical sampling and trenching.

        The Buffa zone covers an area defined by trenching along the north bank of Quebrada San Andrés and is hosted by phyllite north of the San Andrés fault. Individual trench samples up to 15.1 g/t Au over 1.2 meters have been collected from quartz, chalcedony and quartz after calcite veins in this zone. The Agua Caliente zone is marked by clay altered and silicified andesite and conglomerate cut by quartz after calcite veins seen in exposures along the north-south road paralleling Quebrada Agua Caliente up to its confluence with Quebrada San Andrés. Limited trenching has also been completed over this area revealing individual quartz chalcedony veins up to 1.6 meters in width with samples up to 31 g/t Au.

        RNC had proposed an exploration drilling program and associated expenditures for 2005-2006 in the six areas described above. The work program has been divided into Priority 1 and Priority 2, Priority 2 being dependent on successful results from Priority 1 drilling. The program consisted of 99 drill holes for 12,990 meters at a total cost of $643,773.

        CAM has reviewed the plans for the proposed exploration program. It is CAM's opinion that the program has been well-organized and is appropriate to accomplish the stated objectives. The character of the property is of sufficient merit to justify the current exploration program and budget.

        Subject to the Arrangement being completed, Yamana intends to review the proposed exploration program and currently anticipates budgeting approximately $1.5 million.

PRICE RANGE AND TRADING VOLUME

        The RNC Common Shares are listed and posted for trading on the TSX under the symbol "RNC". The following table sets forth information relating to the monthly trading of the common shares on the TSX for the periods indicated.

Period	High	Low	Volume
	(CDN.$)	(CDN$)
1st Quarter 2004	3.60	2.00	4,572,500
2nd Quarter 2004	2.26	1.55	693,800
3rd Quarter 2004	1.80	1.25	1,120,200
4th Quarter 2004	1.64	1.30	4,323,300
1st Quarter 2005	1.63	0.92	4,163,665
2nd Quarter 2005	0.94	0.66	8,070,753
3rd Quarter 2005	0.79	0.33	10,115,693
October 2005	0.71	0.50	1,654,897
November 2005	0.58	0.50	1,794,383
December 2005	0.94	0.54	5,052,423

LEGAL PROCEEDINGS

        RNC is not a party to, nor is any of its property the subject of, any legal proceedings or any pending legal proceedings, or, to RNC's knowledge, contemplated legal proceedings, the outcome of which could have a material adverse effect on RNC other than a Statement of Claim dated May 20, 2005 filed in the Supreme Court of Justice (Ontario) by Fasken Martineau DuMoulin LLP claiming CDN$362,050.63 for professional services rendered plus interests and costs. RNC filed a Statement of Defence and Counterclaim on July 4, 2005 disputing the claim and claiming $4 million in damages for negligence, breach of contract and breach of fiduciary duty, a declaration that the plaintiff be obliged to indemnify RNC for certain losses, an order for the assessment of all of the plaintiff's accounts, a refund of legal fees paid by RNC to the plaintiff, plus interest and costs.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as disclosed elsewhere or incorporated by reference herein, none of the directors, executive officers or principal shareholders of RNC and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect RNC or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        No individual who is, or any time during the most recent completed fiscal year of RNC was, a director, executive officer or senior officer of RNC, nor any associate of any one of them is, or at any time since the beginning of the most recently completed fiscal year of RNC was indebted to RNC or any of its subsidiaries or to another entity, which such indebtedness is, or was at any time during the most recent completed fiscal year of RNC, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding.

INTERESTS OF EXPERTS

        Certain disclosure with respect to the San Andrés Mine (see "Mineral Projects—San Andrés Project") contained in this Proxy Circular or in documents incorporated in it by reference is derived from the Technical Report prepared by CAM. As at December 31, 2005, CAM did not beneficially own, directly or indirectly, any securities of RNC or Yamana. Also as at December 31, 2005, Canaccord, who prepared the Canaccord Fairness Opinion attached as Exhibit C to this Proxy Circular, did not, other than in the ordinary course of business in connection with sales and trading functions, beneficially own, directly or indirectly, any securities of RNC or Yamana other than options to acquire 300,000 RNC Common Shares exercisable at a price of CDN$0.76 per share until June 4, 2006 and warrants to acquire 563,996 RNC Common Shares exercisable at a price of CDN$1.21 per share until September 22, 2006.

EXHIBIT "B"

YAMAHA GOLD INC.

        This information contained in this Exhibit B has been prepared by management of Yamana Gold Inc. and contains information in respect of the business and affairs of Yamana. Information provided by Yamana is the sole responsibility of Yamana and RNC does not assume any responsibility for the accuracy or completeness of such information.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Proxy Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5, telephone (416) 815-0220. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Proxy Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the above mentioned address and telephone number.

        The following documents, filed by Yamana with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Proxy Circular:

  (a)
  the renewal annual information form (the "Annual Information Form") of Yamana dated March 28, 2005 for the financial year ended December 31, 2004;

  (b)
  the information disclosed under the section entitled "The Corporation—Overview of Business and Recent Developments—Chapada Project—Chapada Technical Report" contained in the short form prospectus of the Corporation dated November 2, 2004 (contained at pages 9 and 10 of the Corporation's short form prospectus dated November 2, 2004);

  (c)
  the material change report of Yamana dated November 23, 2004 relating to the final feasibility study for the São Francisco property;

  (d)
  the audited comparative consolidated financial statements of Yamana as at December 31, 2004 and February 29, 2004 and for the ten month period ended December 31, 2004, and the years ended February 29, 2004 and February 28, 2003, together with the notes thereto and the auditors' report thereon;

  (e)
  management's discussion and analysis of Yamana for the ten-month period ended December 31, 2004;

  (f)
  the unaudited interim comparative consolidated financial statements of Yamana as at September 30, 2005, and for the nine months then ended, with comparatives for the ten-month period ended December 31, 2004, together with the notes thereto;

  (g)
  management's discussion and analysis of Yamana for the nine months ended September 30, 2005;

  (h)
  the management information circular dated March 15, 2005 prepared in connection with the annual meeting of shareholders of the Corporation held on May 3, 2005, other than the sections entitled "Composition of the Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Corporate Governance Practices";

  (i)
  the material change report of Yamana dated May 12, 2005 relating to the feasibility report results for the São Vicente property. See "Recent Developments";

  (j)
  the material change report of Yamana dated June 24, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants. See "Recent Developments";

  (k)
  the management information circular dated June 28, 2005 prepared in connection with the special meeting of shareholders of Yamana held on July 28, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants;

  (l)
  the management information circular dated June 28, 2005 prepared in connection with the meeting of warrantholders held on July 28, 2005 relating to the amendment of Yamana's July 31, 2008 listed common share purchase warrants;

  (m)
  material change report of Yamana dated December 9, 2005 prepared in connection with the announcement of transactions which provide for Yamana to acquire RNC and 100% of the San Andrés Mine in Honduras which is currently subject to a purchase agreement with RNC; and

  (n)
  the Arrangement Agreement between Yamana, Yamana Subco and RNC in respect of the Arrangement dated December 4, 2005.

        Annual information forms, interim financial statements, annual financial statements, management's discussion and analysis, management information circulars and material change reports (excluding confidential material change reports) all as filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this Proxy Circular and prior to the RNC Shareholders Meeting shall be deemed to be incorporated by reference in this Proxy Circular.

        Any statement contained in this Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Proxy Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

Incorporation

        Yamana was continued under the Canada Business Corporations Act by Articles of Continuance dated February 7, 1995. On July 30, 2003, pursuant to Articles of Amendment, the name of Yamana was changed from Yamana Resources Inc. to Yamana Gold Inc. On August 12, 2003, the authorized capital of Yamana was altered by consolidating all of the then issued and outstanding common shares of Yamana on the basis of one new common share for 27.86 then existing common shares.

        Yamana's head office is located at 150 York Street, Suite 1902, Toronto, Ontario, M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

Principal Subsidiaries

        The following chart illustrates the principal subsidiaries of Yamana (collectively, the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by Yamana:

        As used in this management information circular, except as otherwise required by the context, reference to the "Corporation" or "Yamana" means, collectively, Yamana Gold Inc. and the Subsidiaries.

Overview of Business

        The Corporation is engaged in the operation, development, exploration and acquisition of mineral properties in Brazil and Argentina. The Corporation is an intermediate gold producer and its objective is to achieve sustainable production of 750,000 ounces of annual gold production by 2008 in addition to copper production from the Chapada copper gold property. As a result of the completion of the Arrangement and other transactions described in this Proxy Circular, Yamana will strengthen its position as an intermediate gold producer and move closer to accomplishing its strategic goal of producing 750,000 ounces by 2008. Further, Yamana will have added a production and exploration platform in another area of Latin America. Upon the completion of the Arrangement, Yamana will have added two producing mines, La Libertad in Nicaragua, and San Andrés in Honduras to its existing mineral projects. Yamana will also own the Cerro Quema project in Panama, a development stage property. In addition, Yamana will own the prospective exploration ground surrounding RNC's Bonanza mine in Nicaragua with a two-year option to purchase the Bonanza mine.

        The Corporation operates the Fazenda Brasileiro gold mine in Bahia State, Brazil and the Fazenda Nova gold mine in Goiás State, Brazil. At its São Francisco gold property in Mato Grosso State, Brazil, the open pit pre-strip is complete and the mining of ore commenced in December 2005. Ore is being loaded onto the heapleach pads and it is expected that 720,000 tonnes of ore will be stacked by the end of January 2006. The primary, secondary and tertiary crushing circuits are operational and the gravity circuit is completed and will be subject to commissioning in February 2006. The project is expected to be fully operational before the end of the first quarter. The Corporation is constructing its Chapada copper-gold mine in Goiás State and expects to commence mining operations at Chapada by the end of 2006. The Corporation also holds the feasibility study stage São Vicente gold property in Mato Grosso State, the late exploration projects Ernesto and C-1. Santa Cruz and significant exploration land packages in the Santa Elina and Itapicuru gold belts. The Corporation expects to complete construction of the São Francisco gold mine in early 2006. Mining operations are expected to commence at São Francisco following completion of construction.

        The Corporation will require an operating license from the Brazilian Departmento Nacional da Produçaõ Mineral (the "DNPM") to operate a mine in Brazil. An operating license will only be issued by the DNPM to the Corporation after construction of each mine is completed. In some cases, the DNPM will grant a temporary operating license during the period in which an application for an operating license is pending. However, there is no assurance that permanent operating licenses will be issued to the Corporation in connection with the São Francisco gold mine or the Chapada copper gold mine. The Corporation is currently considering various alternatives for the provision of power to São Francisco. One of the alternatives is to connect to the national grid for electric power. The Corporation believes that this is the most cost-effective alternative. It also believes that its current permits should allow for the construction of the power sub station and power line. The Corporation has obtained this additional license. The Corporation has started operations at São Francisco and is in the normal start up phase of a mine.

        The Corporation also holds exploration gold properties in the eastern part of Santa Cruz Province in the Patagonia region of Argentina, which it is planning to sell, and the Cumaru property located in Para State, Brazil.

        The Corporation is actively pursuing growth opportunities involving the acquisition of mineral exploration, development or production assets through the acquisition of such interests directly or by way of acquisitions of other mining companies with such assets. The Corporation is currently engaged in discussions with respect to such opportunities. At any given time, discussions and activities can be in process on a number of different initiatives, each at different stages of evaluation and negotiation. Other than the Arrangement with RNC, the Corporation currently does not have any binding agreements or commitments to enter into any such transaction. There is no assurance that any potential transaction will be successfully completed.

Recent Developments

  São Vicente Feasibility Study

        In May 2005, the Corporation announced the results of a positive feasibility study (the "Feasibility Study") completed in respect of its São Vicente gold project in Mato Grosso State, Brazil, prepared by Minerconsult Engenharia Ltda, incorporating specific data supplied by Independent Mining

Consultants, Inc., Kappes, Cassiday Associates and Metago. The Feasibility Study is summarized in a technical report on the São Vicente Gold Project, Mato Grosso State, Brazil, dated as of June 16, 2005 (the "Technical Report"), prepared for the Corporation by Michael G. Hester, Vice President and Principal Mining Engineer of Independent Mining Consultants, Inc. and by Ivan C. Machode, P.Eng., Principal of TechoMine Services LLC, each of whom is a qualified person as defined in National Instrument 43 101. The feasibility study is an update to the prior preliminary feasibility study completed by Watts, Griffis and McOuat Limited in July 2003, and was completed based on prior data collected before the current exploration efforts of the Corporation at São Vicente. The results of the Feasibility Study confirm an increase in mineral reserves at São Vicente of 26%, with an increase in forecast gold production of 25% to 174,380 ounces. The initial plan for São Vicente contemplated treating São Vicente and São Francisco on a combined basis; however, the results of the Feasibility Study support the Corporation's later conclusion that São Vicente can be constructed as a stand alone project. Based on positive results to date from continuing exploration at São Vicente, the Corporation has decided to defer a formal construction decision pending further exploration results and further feasibility evaluation to optimize the project.

  Newly Discovered Area at Fazenda Brasileiro Mine

        In early June 2005, the Corporation announced the discovery of a new mineralized zone within the Fazenda Brasileiro mine in Bahia State, Brazil. Results for the first seven of 22 drill holes were provided and all seven holes hit high grade intercepts starting at 48 metres depth and located generally within 50 metres of existing mine workings. This C-Quartz discovery cross cuts the mine sequence and represents an entirely new target type for the mine. The C-Quartz structure is currently being explored with a two-phase drilling program. Although initial results have been encouraging, there is currently not enough data to support a reserve or resource estimate at C Quartz, and the Corporation cannot ensure that this discovery will result in additional reserves or resources at Fazenda Brasileiro.

  Exploration Update

        The Corporation's exploration efforts in Brazil include: (i) further drilling at Ernesto, a property located approximately 65 kilometres south of the Corporation's São Francisco project, after an initial resource estimate was determined (measured and indicated resources of 845,566 tonnes at an average grade of 8.07 grams of gold per tonne and an inferred resource of 510,646 tonnes at a grade of 5.98 grams of gold per tonne); and (ii) further drilling and bulk sampling at São Vicente Deep South and at C-1 Santa Luz. Ernesto and São Vicente Deep South are high priority targets on the Corporation's 750,000 hectares of mineral claims on the Santa Elina Gold Belt. C-1 Santa Luz is one of eight priority targets on the Corporation's 150,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt. These projects are subject to completion of either feasibility studies or favourable construction decisions. Development of these projects is anticipated to be sequential, however, whether or not they are developed, or are developed in sequence, will depend on results from continuing exploration efforts and scoping and feasibility studies. Current internal estimates and completed scoping studies suggest that these projects could contribute in excess of an additional 225,000 ounces of gold production beginning late 2007 or early 2008. However, there is no assurance that all or any of them will be developed nor that they will be developed within the periods contemplated herein.

  Loan Update

        On April 29, 2005, the Corporation drew down under its previously announced $100 million loan facility and the lender advanced the funds. Upon drawdown, the funds were deposited in escrow for the benefit of the Corporation pending perfection and registration of security interests and receipt of certain authorizations, approvals and opinions relating to the perfection and registration of such security interests. The period for perfection and registration of security interests varied depending on the collateral class and registration process. To accommodate the applicable registration process, the Corporation and the lender under the facility provided for a two-staged release from escrow. On August 8, 2005, the first $70 million was released to the Corporation and the remaining $30 million was released on October 7, 2005.

        The loan is governed by an amended and restated trust indenture between the Corporation and BNY Trust Company of Canada dated as of April 19, 2005 as supplemented and amended.

  Warrant Transaction

        As of July 29, 2005, the Corporation effected an amendment of the terms of its 40,567,656 listed common share purchase warrants (the "Warrants") in order to encourage the early exercise of the Warrants, each of which was exercisable to purchase one Common Share of the Corporation at a price of Cdn.$1.50 until July 31, 2008. A total of 39,866,635 Warrants were exercised during a 30 day voluntary early exercise period expiring on August 29, 2005 at a rate of 1.0356 Common Shares for each Warrant exercised at the exercise price of Cdn.$1.50. An aggregate of 41,285,875 Common Shares were issued pursuant to the early exercise of the Warrants. Upon the expiry of the voluntary early exercise period, the remaining 701,021 Warrants were automatically exchanged, without payment of the exercise price or any additional consideration, at a rate of 0.6793 of a Common Share for each Warrant exchanged. An aggregate of 476,198 Common Shares were issued pursuant to the automatic exchange of Warrants. The net proceeds realized by the Corporation in connection with the Warrant transaction were approximately Cdn.$58,000,000.

  Appointment of New Directors

        On June 16, 2005, Nigel Lees was appointed as a director of the Corporation. Mr. Lees has over 25 years experience in the investment banking industry in Canada and the United Kingdom. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of Sage Gold Inc., a public precious metals exploration company. Mr. Lees is also a director of Patricia Mining Corp. and URSA Major Minerals Incorporated, each of which is a TSX Venture Exchange listed mineral exploration company.

        On August 5, 2005, Dino Titaro was appointed as a director of the Corporation. Mr. Titaro is currently the President and Chief Executive Officer of Carpathian Gold Inc., a public mineral exploration company listed on the TSX Venture Exchange. Mr. Titaro is also a director of each of Plata Peru Resources Inc., a TSX Venture Exchange listed company, Richview Resources Inc. and Cogient Corp.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the Corporation's consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Corporation since December 31, 2004, the date of the most recent audited consolidated financial statements of the Corporation, including reflecting consolidated capitalization on an adjusted basis to give effect to the Arrangement. The table should be read in conjunction with the audited consolidated financial statements of the Corporation, including the notes thereto, and management's discussion and analysis incorporated by reference in this Proxy Circular.

	As at December 31, 2004		As at September 30, 2005 After Giving Effect to the Public Offering(1)(2)		As at September 30, 2005 After Giving Effect to the Arrangement
Loan Facility	—		$101,480,400(3)		$101,480,400
Common Shares	$147,407,000		$310,560,000		$340,352,200
(Authorized—unlimited)	(122,286,716 shares	)	(191,338,348 shares	)	(197,078,655)
Preference Shares	—		—		—
(Authorized—unlimited)	(Nil	)	(Nil	)	(Nil	)
Common Share Purchase Options	— (6,660,000 options	)	— (7,954,000 options	)	— (8,383,720 options	)
Common Share Purchase Warrants	$10,864,000 (43,434,000 warrants	)	$3,740,000 (5,312,000 warrants	)	$4,566,000 (6,644,576 warrants	)
Contributed Surplus	$1,775,000		$4,676,000		$5,240,995
Deferred Stock-Based Compensation	—		—		$(55,700)
Retained Earnings	$263,000		$(3,775,000)		$(3,775,000)

Total Capitalization	$160,309,000		$416,681,400		$447,808,895

Notes:

(1)
Yamana completed a public offering of 26,000,000 common shares for gross proceeds of CDN$130,000,000 ($110,900,000) (net proceeds of CDN$123,438,000 ($105,300,000)) on October 5, 2005.

(2)
As of August 29, 2005, all of the Corporation's 40,567,656 listed common share purchase warrants were exercised or exchanged for an aggregate of 41,762,073 common shares, for net proceeds to the Corporation of approximately CDN$58,000,000 ($48,250,000).

(3)
Accrued interest of $2,641,000 not included in balance.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following selected financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the audited comparative consolidated financial statements of Yamana as at and for the ten months ended December 31, 2004, and the fiscal years ended February 29, 2004 and February 28, 2003 together with the auditors' report thereon and the notes thereto and management's discussion and analysis in respect thereof incorporated by reference in this Proxy Circular.

Summary Financial Data
(U.S. dollars in thousands except where stated)

	Ten months ended December 31, 2004	Year ended February 29, 2004	Year ended February 28, 2003
Statements of Operations
Operating revenues	32,298	19,811	—
Operating expenses	22,660	13,508	—
Operating earnings (loss)	9,638	6,303	—
Net income (loss)	2,783	1,008	(3,392)
Net income (loss) per share—
Basic ($/share)	0.03	0.02	(1.45)
Diluted ($/share)	0.02	0.02	(1.45)
Weighted average number of shares outstanding as of the end of the period (thousands)	100,036	43,674	2,347
Balance Sheet
Total assets	177,106	93,948	6,621
Shareholders' equity	160,309	81,261	3,770
Capital stock	147,407	74,427	3,516

        The following selected financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated financial statements of Yamana for the nine-month period ended September 30, 2005, the ten-month period ended September 30, 2004 and the ten-month period ended December 31, 2004 and the notes thereto and management's discussion and analysis in respect thereof incorporated herein by reference.

Summary Financial Data
(U.S. dollars in thousands except where stated)

	Nine months ended September 30, 2005	Ten months ended September 30, 2004
Statements of Operations
Operating revenues	29,383	32,446
Operating expenses	25,780	22,123
Operating earnings (loss)	3,603	10,323
Net income (loss)	(4,038)	2,618
Net income (loss) per share—
Basic ($/share)	(0.03)	0.03
Diluted ($/share)	(0.03)	0.03
Weighted average number of shares outstanding as of the end of the period (thousands)	129,654	94,660
		Ten months ended December 31, 2004
Balance Sheet
Total assets	345,206	177,106
Shareholders' equity	210,124	160,309
Capital stock	205,483	147,407

        The following selected unaudited proforma financial data for Yamana is based upon, and should be read in conjunction with, the more detailed financial information appearing in the unaudited consolidated proforma financial statements of Yamana for the fiscal year ended December 31, 2004 and the nine-month period ended September 30, 2005 included elsewhere in this Proxy Circular. The unaudited proforma consolidated financial statements of Yamana reflect the completion of the Arrangement as if it had occurred on January 1, 2004 for the purposes of the proforma consolidated statement of operations, and on September 30, 2005 for the purposes of the proforma balance sheet. Yamana is currently evaluating RNC's mining operations as part of its transition plan relating to the integration of the operations with Yamana's existing operating mines and projects under construction. Yamana plans to make appropriate capital expenditures in the La Libertad and San Andrés mines and leverage its existing operational expertise to improve mining operations and reduce costs the La Libertad and San Andrés mines. The unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or financial results that would have been achieved had the Arrangement been completed as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

Pro Forma Summary Financial Data
(U.S. dollars in thousands except where stated)

	Nine-months ended September 30, 2005	Year ended December 31, 2004
Statements of Operations
Gold sales	59,479	79,900
Operating expenses	59,856	70,027
Operating earnings (loss)	(376)	9,873
]Net income (loss)	(11,478)	505
Net income (loss) per share—
Basic ($/share)	(0.09)	(0.00)
Shares outstanding as of the end of the period (thousands)	197,078	154,027
Balance Sheet
Total assets	398,025	—
Shareholders' equity	240,985	—
Capital stock	235,218	—

PRICE RANGE AND TRADING VOLUME

        The Yamana Common Shares are listed and posted for trading on the TSX under the symbol "YRI" and on the AMEX under the symbol "AUY". The following tables set forth information relating to the monthly trading of the common shares on the TSX and the AMEX for the periods indicated.

Period:	High	Low	Volume
	(CDN$)	(CDN$)	(CDN$)
1st Quarter 2004	4.48	2.75	22,877,022
2nd Quarter 2004	4.59	2.30	31,666,294
3rd Quarter 2004	3.40	2.60	21,348,894
4th Quarter 2004	3.94	3.05	32,559,927
1st Quarter 2005	4.55	3.33	50,225,940
2nd Quarter 2005	4.89	3.37	35,151,188
3rd Quarter 2005	5.60	4.35	44,930,414
October 2005	5.03	4.30	14,890,299
November 2005	5.95	4.41	13,934,035
December 2005	7.88	5.57	30,876,217
AMEX
Period:	High	Low	Volume
	($)	($)	($)
1st Quarter 2004	3.39	2.11	9,974,500
2nd Quarter 2004	3.49	1.65	10,089,500
3rd Quarter 2004	2.65	1.92	10,669,500
4th Quarter 2004	3.30	2.51	17,095,600
1st Quarter 2005	3.78	2.67	25,853,600
2nd Quarter 2005	3.95	2.68	18,039,300
3rd Quarter 2005	4.70	3.52	30,919,800
October 2005	4.30	3.65	13,189,700
November 2005	5.04	3.74	15,938,900
December 2005	6.76	4.78	33,650,600

RISK FACTORS

        The operations of Yamana are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. An investment in Yamana Common Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Yamana Common Shares. In addition to information set out elsewhere, or incorporated by reference, in this Proxy Circular, RNC Shareholders should carefully consider the risk factors set out in the Annual Information Form that is incorporated by reference in this Proxy Circular. Such risk factors could materially affect the future operating results of Yamana and could cause actual events to differ materially from those described in forward-looking statements relating to Yamana.

CONSENT OF

DELOITTE & TOUCHE LLP

        We have read the Management Proxy Circular of RNC Gold Inc. (the "RNC") dated December 31, 2005 relating to the Amalgamation by way of Arrangement and related transactions between RNC, Yamana Gold Inc. ("Yamana") and 6482015 Canada Inc.. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Management Proxy Circular of our report to the shareholders of Yamana on the consolidated balance sheets of the Corporation as at December 31, 2004 and February 29, 2004 and the consolidated statements of operations, deficit and cash flows for the ten month period ended December 31, 2004 and the years ended February 29, 2004 and February 28, 2003. Our report is dated March 7, 2005.

Vancouver, British Columbia	(Signed) DELOITTE & TOUCHE LLP
January 23, 2006	Chartered Accountants

EXHIBIT "C"

Canaccord Fairness Opinion

December 4, 2005

PRIVATE AND CONFIDENTIAL

Independent Committee of the Board of Directors
RNC Gold Inc.
8 King Street East, Suite 208
Toronto, ON
M5C 1B5

To the Independent Committee of the Board of Directors of RNC Gold Inc.:

        Canaccord Capital Corporation ("Canaccord") understands that RNC Gold Inc. ("RNC") is considering the following transactions:

  (a)
  Yamana Gold Inc. ("Yamana") will, directly or indirectly, acquire (the "Business Combination") all of the outstanding common shares of RNC ("RNC Shares");

  (b)
  Yamana will provide a senior secured loan to RNC (the "Loan Financing"), the proceeds of which will be used by RNC to fund (i) the Terra Mining Acquisition (as defined below), (ii) the repayment of indebtedness of not more than US$5.325 million (the "Minosa Debt") owing by Minosa (as defined below) to Banco Atlantida S.A. and Inversiones SARASA (the "Debt Repayment"), and (iii) certain related transactions discussed below;

  (c)
  prior to the closing of the Business Combination, RNC Resources (as defined below) will dispose (the "Hemco/Bonanza Mine Disposition") of its 100% interest in the Hemco/Bonanza mine (the "Hemco/Bonanza Mine") and the debt relating thereto to a new entity to be controlled by certain directors and senior officers of RNC (collectively, the "RNC Management Group"); and

  (d)
  upon the completion of the Business Combination, Yamana will acquire (the "Minosa Minority Interest Acquisition") from RNC (Honduras) Limited ("RNC Honduras"), a private company which is controlled by certain directors and senior officers of RNC, the remaining 25% of the issued and outstanding common shares of Minosa (the "Minosa Minority Interest"), with the Business Combination, the Loan Financing, the Hemco/Bonanza Mine Disposition and Minosa Minority Interest Acquisition being, collectively, referred to herein as the "Yamana Acquisition Transaction".

        For purposes of this Fairness Opinion (as defined below), the Yamana Acquisition Transaction and the San Andres Mine Acquisition Transaction (as defined below), as a whole, shall constitute the "Transaction".

Summary of the Transaction

        Canaccord understands that RNC has entered into an agreement of purchase and sale (the "Terra Mining Acquisition Agreement") with Terra Mining Inc. ("Terra Mining") dated December 4, 2005 setting out the definitive terms under which, among other things, RNC will acquire (the "Terra Mining Acquisition") from Terra Mining, through a wholly-owned special-purpose corporation ("RNC Subco"), 75% of the issued and outstanding common shares of an operating company, Minerales de Occidente, S.A. de C.V. ("Minosa"), which owns 100% of the San Andres gold mine in Honduras (the "San Andres Mine").

        Canaccord also understands that RNC has entered into an arrangement agreement with Yamana and 6482015 Canada Inc. ("Yamana Subco"), a wholly-owned subsidiary of Yamama, dated December 4, 2005 (the "Yamana Acquisition Agreement") setting out the definitive terms of the Yamana Acquisition Transaction.

        The Yamana Acquisition Transaction is conditional upon, among other things:

  (a)
  receipt of all requisite court, regulatory, shareholder and third party approvals and consents;

  (b)
  Yamana's completion of corporate, financial, technical and legal due diligence, other than due diligence with respect to the Loan Transaction; and

  (c)
  key employees of RNC or subsidiaries of RNC to be designated by Yamana shall have entered into satisfactory employment agreements with Yamana.

        Canaccord understands that the Transaction must be approved by the RNC Shareholders.

Business Combination

        Under the Business Combination, which will be structured as a court approved plan of arrangement under which RNC and Yamana Subco will be amalgamated and the holders of RNC Shares will be entitled to receive 0.12 common shares of Yamana ("Yamana Shares") in exchange for each RNC Share so held (the "Exchange Ratio") (valuing the Business Combination, as at November 10, 2005, being the date of the letter of intent between Yamana and RNC in connection with the Yamana Acquisition Transaction, at approximately C$0.68 per RNC Share). The Exchange Ratio, prior to any adjustment, represents a premium of approximately 21.0% over the volume weighted average price of the RNC Shares on the Toronto Stock Exchange for the ten trading days which preceded December 2, 2005, such date being the last trading day prior to the date of this Fairness Opinion.

        Upon the completion of the Business Combination, each holder of a warrant, option or other convertible security of RNC, which was exercisable or convertible, as the case may be, into RNC Shares, will be exercisable or convertible, as the case may be, into Yamana Shares in lieu of RNC Shares on the same terms and conditions as the original warrant, option or other convertible security of RNC after taking into consideration the Exchange Ratio.

        Also upon completion of the Business Combination, Yamana shall enter into a consulting agreement (the "Consulting Agreement") with J. Randall Martin, the Chairman and Chief Executive Officer of RNC, for a term of 18 months. The Consulting Agreement shall provide for compensation payable to Mr. Martin in the amount of US$10,000 per month.

        In the event that RNC completes a merger, share exchange, business combination, sale of substantially all the assets of RNC, take-over bid, amalgamation or similar transaction, other than the Business Combination, and in certain other situations, RNC shall pay to Yamana a fee of US$1.8 million (the "Break Fee"). The Break Fee shall be payable in cash, provided that, subject to regulatory approval, 50% of the Break Fee may be paid at RNC's option in RNC Shares at a price equal to C$0.50 per RNC Share.

San Andres Mine Acquisition Transaction

        The Terra Mining Acquisition, together with all of the other matters set out below under "San Andres Mine Acquisition Transaction", (collectively, the "San Andres Mine Acquisition Transaction") will be completed for aggregate consideration of US$22.5 million, on the terms publicly announced by RNC on September 7, 2005 and November 7, 2005, and such other terms and conditions as are satisfactory to Yamana.

        Pursuant to the Terra Mining Acquisition Agreement, RNC will acquire, through RNC Subco, the 75% interest in Minosa (the "Minosa Majority Interest") held by Terra Mining, a private Belize company, on or before December 19, 2005, for a purchase price of US$12 million and the issue to Terra Mining of a net smelter return royalty (the "Royalty") payable as follows: a 1% Royalty on the first US$20 million in annual revenue from the San Andres Mine, reducing to a 0.5% Royalty thereafter, with the total aggregate payments pursuant to the Royalty subject to a maximum of US$1.5 million. The Terra Mining Acquisition Agreement provides for a US$500,000 break fee payable by RNC Subco to Terra Mining in the event that certain conditions of closing set out therein are not satisfied by RNC Subco.

        In connection with the Terra Mining Acquisition, RNC shall repay the Minosa Debt.

        In addition, a company affiliated with RNC Honduras, Desarrollo Mercantiles S.A., will be selling to Minosa certain equipment consisting of an excavator, a grader, a drill and a bulldozer that it currently leases to the San Andres Mine, for a cash purchase price of US$518,176. In addition, RNC (Management) Limited ("RNC Management"), which is controlled by certain directors and senior officers of RNC, will sell to Desarrollo Minero de Nicaragua S.A., an indirect wholly-owned subsidiary of RNC, four Terex trucks and a production drill for a cash purchase price of US$518,000. The cash purchase prices of the equipment represent the cash purchase prices of the equipment at the time that such equipment was put into service at the respective operations. RNC Management will also receive a cash payment of US$250,000 as consideration for cancelling a 0.667% royalty held by RNC Management in relation to the San Andres Mine that is payable by Minosa. As additional consideration for these purchases, RNC Management has agreed to cancel for nominal consideration management agreements with RNC relating to the management and execution of mining operations of RNC in respect of its La Libertad and Bonanza Mines and Cerro Quema project.

        Prior to closing of the Terra Mining Acquisition, Minosa will pay a cash dividend of US$500,000 to be distributed as follows: (i) US$375,000 to Terra Mining; and (ii) US$125,000 to RNC Management. Minosa will also make payments of US$90,000 to each of Terra Mining and RNC Management for accounts payable. An additional non-cash dividend will be declared by Minosa in an amount sufficient to eliminate the loans to its shareholders, Terra Mining and RNC Honduras, which loans are currently US$808,183.

Loan Financing

        RNC Subco, as borrower, RNC Resources Limited ("RNC Resources"), an indirect wholly-owned subsidiary of RNC, and Minosa as guarantors and Yamana as lender, have entered into a credit agreement (the "Loan Agreement") dated December 4, 2005 providing that, subject to completion of due diligence satisfactory to Yamana, Yamana will make a senior secured loan (the "Loan") to RNC Subco in an amount not to exceed US$18.9 million, being the amount required to complete the San Andres Mine Acquisition Transaction. The Loan will be secured by a limited recourse guarantee from RNC Resources, with recourse limited to a pledge of all of the shares of RNC Subco owned by RNC Resources and, upon the completion of the Terra Mining Acquisition, a pledge by RNC Subco of the Minosa Majority Interest, and a guarantee from Minosa generally secured against all of the assets comprising the San Andres Mine (such guarantees, share pledges and other security interests being, collectively, the "Security"). Upon the completion of the Terra Mining Acquisition, Yamana shall have the right to make any material operating decisions relating to the San Andres Mine and, if requested by Yamana, RNC shall appoint one or more representatives of Yamana to supervise the management of the San Andres Mine.

        The funds advanced pursuant to the Loan Financing will bear interest at a rate of 10% per annum and will be due on March 7, 2006. In the event of a default under the Loan, including if the Yamana Acquisition Agreement is terminated or the Business Combination does not close on or before

March 7, 2006, the Loan shall be immediately due and payable in full, together with accrued and unpaid interest, and Yamana may, in the event of default by RNC Subco in repaying the Loan, in satisfaction of the outstanding indebtedness under the Loan: (i) exercise an option (the "San Andres Mine Option") to acquire 100% of RNC Subco for an exercise price equal to the principal amount and any accrued interest due under the Loan; or (ii) enforce any of its rights under the Loan and the Security. Also in the event of a default under the Loan, Yamana's sole recourse shall be to RNC Subco, Minosa and the Security. In the event the Yamana Acquisition Agreement is terminated as a result of a breach by Yamana, Yamana shall be precluded from exercising the San Andres Mine Option or acquiring RNC Subco, Minosa or all of the assets comprising the San Andres Mine upon exercise of its rights under the Loan or the Security for a period of 60 days.

        If Yamana exercises the San Andres Mine Option or acquires RNC Subco, Minosa or all of the assets comprising the San Andres Mine upon exercise of its rights under the Loan or the Security or if an event of default occurs under the Loan and is outstanding for more than 60 days, Yamana shall be obligated to acquire, and the RNC Management Group shall be obligated to sell, the Minosa Minority Interest within 15 business days at a purchase price equal to US$4 million, such purchase price to be satisfied by the issue to the RNC Management Group of 827,093 Yamana Shares.

Hemco/Bonanza Mine Disposition

        Pursuant to a share purchase and option agreement dated December 4, 2005 between Yamana, RNC Resources and the RNC Management Group (the "Bonanza Agreement"), RNC Resources will sell all of the shares of RNC (Hemco) Limited ("RNC Hemco"), the indirect subsidiary of RNC, which indirectly holds the Hemco/Bonanza Mine, and the debt relating thereto to the RNC Management Group for a cash purchase price of US$0.5 million. Yamana has agreed to pay 66.67% of the debt of RNC Hemco relating to the Hemco/Bonanza Mine in accordance with the terms thereof, subject to a maximum of US$1.5 million. Prior to the disposition of the shares of RNC Hemco to the RNC Management Group, RNC Hemco shall transfer its exploration properties to a subsidiary of RNC.

        The RNC Management Group will grant to RNC Resources an option to acquire 100% of RNC Hemco at any time during the two years following the closing of the Business Combination (the "RNC/Hemco Option") for an aggregate purchase price payable to the RNC Management Group equal to: (i) a cash payment of US$0.5 million; plus (ii) the amount of any subsequent cash contributions made by the RNC Management Group (other than loans or advances that are repayable) to fund the capital and operating expenditures of the Hemco/Bonanza Mine; and plus (iii) (A) a cash payment of US$2.0 million if the RNC/Hemco Option is exercised on or before the first anniversary of the closing of the Business Combination, or (B) a cash payment of US$3.0 million if the RNC/Hemco Option is exercised after the first anniversary of the closing of the Business Combination but before the second anniversary of the closing of the Business Combination (collectively, the "Exercise Price"). The RNC/Hemco Option will expire at 5:00 p.m. (Toronto time) on the date which is the second anniversary of the closing of the Business Combination. Notwithstanding the RNC/Hemco Option, the RNC Management Group will have the right to sell RNC Hemco, at any time after the date which is nine months after the completion of the Business Combination and prior to the expiry of the term of the RNC Hemco Option, to a bona fide third party, provided that Yamana will have the right to match the offered sale price. In the event of the sale of RNC Hemco or the RNC Hemco Mine to a third party during the term of the RNC/Hemco Option at a price which is greater than the Exercise Price then in effect, Yamana will be entitled to receive 20% of the amount of the sale price that exceeds the Exercise Price then in effect.

Summary of the Minosa Minority Interest Acquisition

        Pursuant to a share purchase agreement between the shareholders of RNC Honduras, RNC Resources, RNC and Yamana dated December 4, 2005 (the "Minosa Minority Interest Acquisition

Agreement"), upon the completion of the Business Combination, Yamana will acquire, through RNC Resources, the Minosa Minority Interest, being all of the outstanding shares of RNC Honduras, the private Belize company controlled by J. Randall Martin, the Chairman and Chief Executive Officer of RNC, and Thomas Lough, the President and Chief Financial Officer of RNC, which owns the Minosa Minority Interest. The purchase price for the Minosa Minority Interest shall be equal to US$4.0 million, payable in Yamana Shares. In the event that the Yamana Acquisition Agreement is terminated or the Business Combination is not completed on or before March 7, 2006, the Minosa Minority Interest shall be subject to the San Andres Mine Option.

Engagement of Canaccord

        The Board of Directors of RNC engaged Canaccord, by engagement letter dated August 26, 2005, as amended and restated on November 7, 2005, (the "Engagement Letter") to act for RNC as exclusive financial advisor (the "Engagement"). The initial discussions between RNC and Canaccord in relation to the Engagement occurred in August 2005. On October 25, 2005, an independent committee (the "RNC Independent Committee") of the Board of Directors of RNC was formed to consider the San Andres Mine Acquisition Transaction and, on that date, RNC directed Canaccord to solely receive instructions from and report solely to the RNC Independent Committee in respect of this Fairness Opinion. Pursuant to the Engagement Letter, the Yamana Acquisition Transaction constitutes an "Alternative Transaction" (as such term is defined therein), and Canaccord continued to act with respect thereto in its capacity as financial advisor to RNC. As financial advisor to RNC, Canaccord has provided advice and assistance in connection with the Transaction, including the preparation and delivery to the RNC Independent Committee of this opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Transaction, as a whole, to the shareholders of RNC, other than the RNC Management Group and their associates and affiliates.

        Pursuant to the Engagement Letter, RNC has agreed to pay Canaccord a fee of C$75,000 for delivering this Fairness Opinion. Canaccord will also be reimbursed for all of its reasonable out-of-pocket expenses, including legal expenses. In addition, RNC has agreed to indemnify Canaccord in respect of certain matters arising out of the Engagement. No portion of the compensation payable by RNC pursuant to the Engagement Letter in relation to this Fairness Opinion is contingent upon the approval of the Transaction by the directors of RNC or the completion of the Transaction.

        This Fairness Opinion has been prepared in accordance with the disclosure standards for fairness opinions of the Investment Dealers Association of Canada (the "IDA"), but the IDA has not been involved in the preparation or review of this Fairness Opinion.

        RNC has acknowledged that this Fairness Opinion and all oral or written advice and materials provided by Canaccord to RNC (including its directors, management and counsel) in connection with the Engagement are intended solely for the benefit and internal use of RNC (including its directors, management and counsel), and RNC agrees that this Fairness Opinion and such advice and materials shall not be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to Canaccord or the Engagement be made by RNC (or its directors, management and counsel), without the prior written consent of Canaccord in each specific instance.

Credentials of Canaccord

        Canaccord is Canada's largest independently-owned investment banking firm. Canaccord employs approximately 1,300 people with offices in major Canadian cities as well as internationally in Britain, the United States and Barbados. Canaccord has approximately C$11 billion in assets under administration and is publicly traded with a market capitalization of C$600 million. Canaccord provides a wide range of services, including corporate finance, mergers and acquisitions and financial advisory services, institutional and retail equity sales and trading and investment research. Canaccord and its principals have extensive knowledge of Canadian equity capital markets, including the mining sector, have prepared numerous valuations and fairness opinions and have led numerous transactions involving private and publicly traded companies.

        This Fairness Opinion is the opinion of Canaccord and the form and content hereof has been approved for release by a committee of its officers and directors, who are experienced in the preparation of fairness opinions and in merger, acquisition, divestiture and valuation matters.

Relationship with Interested Parties

        Canaccord is not an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of RNC, RNC Management, RNC Honduras, RNC Subco, Yamana, Yamana Subco, Terra Mining, Minosa, Banco Atlantida S.A. or Inversiones SARASA or their respective associates or affiliates (collectively, the "Interested Parties").

Relationship with RNC

        Prior to the Engagement, Canaccord has acted for RNC as a financial advisor and as an agent for certain equity financings by RNC. In July 2005, Canaccord acted as financial advisor to RNC with respect to reviewing a strategic opportunity for RNC, with Canaccord being paid a fee of 300,000 warrants to purchase RNC Shares. In March 2005, Canaccord acted as lead agent to RNC in connection with a private placement of securities of RNC, which raised gross proceeds of C$8,952,000. In April 2004, Canaccord acted as lead agent to RNC in connection with a private placement of securities of RNC, which raised gross proceeds of C$20 million. The fees received by Canaccord in connection with the above financial advisory mandate and equity financings were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature. Canaccord helped arrange meetings between the senior management of both RNC and Yamana in connection with the entering into of the Yamana Acquisition Agreement.

Relationship with Yamana

        Prior to the Engagement, Canaccord has acted for Yamana as a financial advisor and as an underwriter of certain equity financings by Yamana. In October 2005, Canaccord was the lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$130 million. In November 2004, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$91 million. In December 2003, Canaccord acted as lead underwriter in connection with a public offering of equity securities of Yamana, which raised gross proceeds of C$27.7 million. In August 2003, Canaccord acted as lead agent in connection with a private placement of equity securities of Yamana, which raised gross proceeds of C$55 million. In addition, Canaccord acted as financial advisor to Yamana with respect to facilitating a debt financing for the construction of the Chapada project of Yamana. The fees received by Canaccord in connection with the above equity financings and financial advisory mandate were consistent with accepted industry practices in Canada for the fees payable to investment dealers for services of this nature.

Other Activities of Canaccord

        Canaccord acts as a trader and dealer, both as principal and agent, in all Canadian financial markets and, in such capacity, may have had, or in the future may have, positions in the securities of the Interested Parties and, from time to time, may have executed, or in the future may execute transactions, on behalf of the Interested Parties or other clients for which it received or may receive compensation. In addition, as an investment dealer, Canaccord conducts research on securities and may, in the ordinary course of business, be expected to provide research reports and investment advice to its clients on issues and investment matters, including research and advice on one or more of the Interested Parties or the Transaction.

        Other than pursuant to the Engagement, Canaccord does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Canaccord may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

Description of RNC

        RNC is a gold mining company focused on mines and projects in the Caribbean basin. The principal assets of RNC include the La Libertad mine and the Hemco/Bonanza Mine in Nicaragua, and the Cerro Quema project, which is under construction in Panama. RNC has also entered into the Terra Mining Acquisition Agreement and the Yamana Acquisition Agreement. As at December 4, 2005, there were 40,569,021 RNC Shares outstanding and, on a fully diluted basis, 64,987,736 RNC Shares outstanding.

Scope of Review

        In preparing this Fairness Opinion, Canaccord reviewed and, where considered appropriate, relied upon, without independent investigation, among other things, the following:

  (a)
  the Terra Mining Acquisition Agreement;

  (b)
  the Yamana Acquisition Agreement;

  (c)
  the Loan Agreement;

  (d)
  the Bonanza Agreement;

  (e)
  the Minosa Minority Interest Acquisition Agreement;

  (f)
  the San Andres Mine Life of Mine Plan dated October 21, 2005;

  (g)
  the technical report of the San Andrés Mine dated October 21, 2005 prepared by Chlumsky, Armbrust and Meyer, LLC in accordance with National Instrument 43-101—Standards of Disclosure for Mineral Projects;

  (h)
  financial statements of Minosa for each of the years ended December 31, 2001 to 2004, inclusive;

  (i)
  San Andres Mine operating reports for each of the months January 2004 to July 2005, inclusive;

  (j)
  other material agreements and documents related to the Transaction;

  (k)
  public information with respect to other transactions of a comparable nature considered by Canaccord to be relevant; and

  (l)
  certain other documents filed by RNC and Yamana on the System for Electronic Document Analysis and Retrieval since July 1, 2003, which Canaccord considered necessary in its evaluation.

        During the last week of August 2005 and the first week of September 2005, an officer of Canaccord met with a significant shareholder of Terra Mining. Such officer of Canaccord also visited the San Andres Mine during the week of October 10, 2005 to perform due diligence, including: (i) meeting with representatives of RNC and Minosa and with management of the San Andres Mine; (ii) reviewing certain of the above-noted documents; and (iii) conducting a site visit to the San Andres

Mine. Such officer of Canaccord visited RNC's La Libertad mine and Hemco/Bonanza Mine in the second quarter of 2005.

        Canaccord has not, to the best of its knowledge, been denied access by RNC or Minosa or any of their respective associates or affiliates or by management of the San Andres Mine to any information requested by Canaccord.

Prior Valuations

        RNC has represented, to the best of its knowledge, to Canaccord that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501—Insider Bids, Issuer Bids, Business Combinations And Related Party Transactions ("OSC Rule 61-501")) of the San Andres Mine in the past 24 months from the date hereof, other than various property appraisals of the San Andres Mine prepared in the normal course of business, which have been reviewed by Canaccord, and relied upon, without independent investigation by Canaccord, in connection with this Fairness Opinion.

Assumptions and Limitations

        With the approval of RNC and as provided for under the Engagement, Canaccord has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts, projections, estimates and budgets and other information, data, advice, opinions and representations obtained by it from public sources or provided to Canaccord by RNC or Minosa, or their respective officers, associates, affiliates, consultants, advisors and representatives, or by the San Andres Mine management pursuant to the Engagement (collectively, the "Information") relating to RNC, Yamana or the San Andres Mine. This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement, but subject to the exercise of its professional judgment, and except as expressly described herein, Canaccord has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior management of RNC has represented to Canaccord in a certificate that, among other things: (i) the Information provided to Canaccord, directly or indirectly, orally or in writing, by RNC or any of its associates or affiliates or their respective agents, advisors, consultants and representatives for the purpose of the Engagement, including in relation to the preparation of this Fairness Opinion, was, at the date the Information was provided to Canaccord, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of RNC and each of their subsidiaries, associates or affiliates, their respective securities or the San Andres Mine or omit to state a material fact in respect of RNC or the San Andres Mine necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) all business plans, forecasts, projections, estimates and budgets provided to Canaccord were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of RNC and its associates and affiliates as to the matters covered thereby and such forecasts, projections, estimates and budgets reasonably represent the views of management of RNC and its financial prospects and forecasted performance of RNC and its affiliates and the San Andres Mine and are consistent with historical operating experience and accounting policies and procedures applied by RNC and, in relation to the San Andres Mine, by Minosa; and (iii) since the dates on which the Information was provided to Canaccord, there have not been any material changes or new material facts, financial or otherwise, relating to the business or affairs of RNC, its associates or affiliates or the San Andres Mine or any change in any material fact or in any material element of any of the Information or new material fact, which is of a nature as to render any portion of the Information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to Canaccord.

        Canaccord has assumed that all conditions precedent to the completion of the Transaction can be satisfied by the parties thereto in the time required and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to RNC or liability of RNC to third parties, that the procedures being followed to implement the Transaction are valid and effective, that, in connection with the approval of the Transaction by the RNC Shareholders, all required documents will be distributed to the RNC Shareholders in accordance with all applicable laws, and that the disclosure in such documents will be accurate and will comply with the requirements of all applicable laws.

        This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of RNC, Yamana and the San Andres Mine as they were reflected in the information and documents, including the Information, reviewed by Canaccord and as it was represented to Canaccord in its discussions with representatives of RNC, Yamana, Minosa or the San Andres Mine management. In its analysis and in connection with the preparation of this Fairness Opinion, Canaccord made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of RNC, Yamana or the San Andres Mine.

        This Fairness Opinion has been provided exclusively for the use of the RNC Independent Committee for the purposes of considering the terms of the Transaction. Canaccord disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion, which may arise or come to Canaccord's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Canaccord reserves the right to change, modify or withdraw this Fairness Opinion.

        Canaccord has not been engaged to provide and has not provided: (i) a formal valuation of RNC or its securities or the San Andres Mine pursuant to OSC Rule 61-501 or otherwise; (ii) an opinion concerning the future trading price of any of the securities of RNC or Yamana following the completion of the Transaction; (iii) an opinion as to the fairness of the process underlying the Transaction; or (iv) a recommendation to any RNC Shareholder to vote for or against the Transaction, and, in each case, this Fairness Opinion should not be construed as such.

Approach to Fairness

        The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Canaccord's assessment of the surrounding factual circumstances relating to the Transaction and Canaccord's analysis of such factual circumstances in its best judgment. Any attempt to select portions of Canaccord's analysis or of the factors considered, without considering all of the analysis employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion. This Fairness Opinion should be read in its entirety.

        In rendering this Fairness Opinion, Canaccord has considered and performed a variety of financial analyses, including, among others, the following specific methodologies and valuation metrics:

  •
  Net Asset Value ("NAV")

    The NAV approach reflects the amount, timing, and relative certainty of future cash flows expected to be generated by the business or projects being valued using a discounted cash flow approach. This methodology adjusts the cash flows to provide for cash taxes, capital expenditures and other items. The free cash flow generated is then discounted to a present value using discount rates that reflect: (i) prevailing interest rates; (ii) the risk of the business or projects; and (iii) the general practice employed in valuing similar businesses or projects. This was the principal method used by Canaccord to evaluate the Transaction.

  •
  Peer Group Comparable Companies—Reserves and Resources Approach

    This methodology, which uses the average value established by the equity market for gold equivalent reserves and resources for selected peer group companies, was included in the analysis performed by Canaccord as a secondary check on the Exchange Ratio.

  •
  Peer Group Comparable Companies—Cash Flow Multiples

    Pursuant to this methodology, Canaccord compared the projected price to cash flow multiple of RNC for 2006 to multiples of its peer group as an additional check on the Exchange Ratio. An analysis based on the price to earnings multiple of RNC was not performed by Canaccord as this measure was not considered meaningful given that RNC has not recorded positive net income to date.

  •
  Precedent Transactions Method

    Under this methodology, Canaccord compared the premia reflected in the Exchange Ratio to the premia paid on transactions involving other similar companies over the share price, in each case, of the respective other company prior to the announcement of the applicable transaction.

  •
  Breakeven Gold Prices

    Pursuant to this methodology, Canaccord considered the cost per ounce of gold applicable to the Transaction compared to various precedent transactions, taking into consideration the costs of acquisition, development and production.

Conclusion

        Based upon the above information, observations, assumptions and limitations and analyses and other relevant factors, Canaccord is of the opinion that, should the Transaction be approved by the RNC Shareholders and be completed, the Transaction, as a whole, is fair, from a financial point of view, to the RNC Shareholders, other than the RNC Management Group and their associates and affiliates.

        However, should the Transaction not be approved by the RNC Shareholders or be completed, Canaccord expresses no opinion as to the fairness of the Transaction, from a financial point of view, to the RNC Shareholders.

Yours truly,

(Signed) "CANACCORD CAPITAL CORPORATION"

EXHIBIT "D"

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01    Definitions

        In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

  (a)
  "affiliate" shall have the meaning ascribed to such term under the CBCA but shall not include Yamana Subco;

  (b)
  "Amalgamating Corporations" means Yamana Subco and RNC collectively and "Amalgamating Corporation" means either one of them;

  (c)
  "Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

  (d)
  "Arrangement" means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

  (e)
  "Arrangement Agreement" means the arrangement agreement dated as of December 4, 2005 between Yamana, Yamana Subco and RNC, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

  (f)
  "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the CBCA to be filed with the Director after the Final Order is made;

  (g)
  "Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

  (h)
  "CBCA" means the Canada Business Corporations Act;

  (i)
  "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 192(7) of the CBCA;

  (j)
  "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in section 4.04 hereof;

  (k)
  "Corporation" means the corporation continuing from the Amalgamation;

  (l)
  "Court" means the Superior Court of Justice (Ontario);

  (m)
  "Depositary" means CIBC Mellon Trust Company, being the depositary appointed by Yamana for the purpose of, among other things, exchanging certificates representing RNC Common Shares for Yamana Common Shares in connection with the Arrangement;

  (n)
  "Director" means the director appointed pursuant to section 260 of the CBCA;

  (o)
  "Dissent Procedures" means the procedures set forth in section 190 of the CBCA required to be taken by a registered holder of RNC Common Shares to exercise the right of dissent in respect of such RNC Common Shares in connection with the Arrangement;

  (p)
  "Dissenting Shareholders" means the registered holders of RNC Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

  (q)
  "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

  (r)
  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

  (s)
  "Final Order" means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to subsection 192(4) of the CBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  (t)
  "Former RNC Shareholders" means the holders of RNC Common Shares immediately prior to the Effective Time;

  (u)
  "Interim Order" means the interim order of the Court, including any amendment thereto, pursuant to subsection 192(4) of the CBCA made in connection with the Arrangement;

  (v)
  "Meeting Date" means the date of the RNC Meeting;

  (w)
  "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

  (x)
  "Proxy Circular" means the management information circular prepared for the RNC Meeting;

  (y)
  "RNC" means RNC Gold Inc., a corporation existing under the CBCA;

  (z)
  "RNC Common Shares" means the common shares which RNC is authorized to issue;

  (aa)
  "RNC Meeting" means the special meeting of the holders of RNC Common Shares held to consider and approve, among other things, the Arrangement;

  (bb)
  "RNC Options" means the outstanding options to purchase an aggregate of 3,581,000 RNC Common Shares issued pursuant to the RNC Share Option Plan and otherwise;

  (cc)
  "RNC Share Option Plan" means the share option plans of RNC adopted on December 4, 2003, as amended;

  (dd)
  "RNC Warrants" means the outstanding warrants to purchase an aggregate of 20,239,315 RNC Common Shares;

  (ee)
  "Subject Shares" means the RNC Common Shares held, directly or indirectly, by or for the benefit of Yamana or its affiliates immediately prior to the Effective Time, together with the RNC Common Shares deemed to be transferred to Yamana in subsection 3.01(a) hereof;

  (ff)
  "Yamana" means Yamana Gold Inc., a corporation existing under the Canada Business Corporations Act;

  (gg)
  "Yamana Common Shares" means the common shares which Yamana is authorized to issue; and

  (hh)
  "Yamana Subco" means 6482015 Canada Inc., a wholly owned subsidiary of Yamana existing under the CBCA.

        In addition, words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02    Interpretation Not Affected by Headings

        The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03    Number, Gender and Persons

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04    Date for any Action

        If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05    Statutory References

        Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01    Arrangement Agreement

        This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE
ARRANGEMENT

Section 3.01    Arrangement

        At the Effective Time, the following shall occur without any further act or formality:

    each RNC Common Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Yamana, with Yamana being obliged to pay therefor the amount determined and payable in accordance with Section 5 hereof, and the name of such holder will be removed from the register of holders of RNC Common Shares and Yamana will be recorded as the registered holder of the RNC Common Shares so transferred and will be deemed to be the legal and beneficial owner of such RNC Common Shares;

    the Amalgamating Corporations shall be amalgamated and continue as one corporation on the terms prescribed in this Plan of Arrangement (the "Amalgamation") and the Corporation shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations, a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation,

    the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 104(1) of the CBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation, and the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

    immediately upon the Amalgamation as set forth in subsection (b), all RNC Common Shares held by Yamana Subco shall be cancelled without any repayment of capital in respect thereof;

    immediately upon the Amalgamation as set forth in subsection (b), all RNC Common Shares (other than the Subject Shares) held by Former RNC Shareholders (other than Dissenting Shareholders) shall be exchanged with Yamana for Yamana Common Shares on the basis of 0.12 of a Yamana Common Share for each RNC Common Share, subject to sections 3.03 and 5.01 hereof, and shall thereafter be cancelled without any repayment of capital in respect thereof, immediately upon the Amalgamation as set forth in subsection (b), each Subject Share shall be cancelled and the holders thereof shall receive, for each Subject Share, 0.12 of a Yamana Common Share;

    immediately upon the Amalgamation as set forth in subsection (b), each RNC Warrant shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise;

    immediately upon the Amalgamation as set forth in subsection (b), each RNC Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of RNC Common Shares otherwise issuable upon the exercise thereof, the number of Yamana Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of RNC Common Shares to which such holder was theretofore entitled upon such exercise; and

    immediately upon the Amalgamation as set forth in subsection (b), each common share of Yamana Subco shall be exchanged for one Common Share.

Section 3.02    Post-Effective Time Procedures

        On or promptly after the Effective Date, Yamana shall deliver or arrange to be delivered to the Depositary certificates representing the Yamana Common Shares required to be issued to Former RNC Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former RNC Shareholders for distribution to such Former RNC Shareholders in accordance with the provisions of Article 6 hereof.

        Subject to the provisions of Article 6 hereof, Former RNC Shareholders shall be entitled to receive delivery of the certificates representing the Yamana Common Shares to which they are entitled pursuant to subsection 3.01(d) hereof.

        Yamana and its affiliates shall be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to subsection 3.01(e) hereof.

Section 3.03    No Fractional Yamana Common Shares

        No fractional Yamana Common Shares shall be issued to Former RNC Shareholders. Any fractional number of Yamana Common Shares shall be rounded up or down to the nearest whole number.

ARTICLE FOUR
THE CORPORATION

Section 4.01    Name

        The name of the Corporation shall be 6482015 Canada Inc. or such other number company name as may be assigned to the Corporation.

Section 4.02    Registered Office

        The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

Section 4.03    Authorized Capital

        The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).

Section 4.04    Share Provisions

        The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

    Voting.    Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

    Dividends.    Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

    Liquidation.    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05    Restrictions on Transfer

        There shall be restrictions upon the right to transfer shares of the Corporation and the approval of either the board of directors of the Corporation or the shareholders of the Corporation (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.06    Stated Capital

        At the Effective Time, the Corporation shall add to the stated capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the stated capital account maintained by Yamana Subco in respect of the common shares of Yamana Subco immediately prior to the Effective Time and the amount of the stated capital account maintained by RNC in respect of the RNC Common Shares immediately prior to the Effective Time.

Section 4.07    Directors

  Minimum and Maximum.    The directors of the Corporation shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten directors.

  Initial Directors.    The number of directors on the board of directors shall initially be set at two. The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence
Peter Marrone	Toronto, Ontario
Charles Main	Mississauga, Ontario

        The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

Section 4.08    Business and Powers

        There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.9    By-Laws

        The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of Yamana Subco.

Section 4.10    Québec Charging Power

        Without restricting any of the powers and capacities of the Corporation, whether under the CBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE FIVE
DISSENT PROCEDURES

Section 5.01    Dissent Procedures

        Holders of RNC Common Shares may exercise Dissent Procedures with respect to RNC Common Shares in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 190(5) of the CBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 190(5) of the CBCA must be received by RNC not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the RNC Meeting and provided further that holders who exercise such rights of dissent and who:

    are ultimately entitled to be paid fair value for their RNC Common Shares, which fair value, notwithstanding anything to the contrary contained in section 190 of the CBCA, shall be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by Yamana;

    are ultimately not entitled, for any reason, to be paid fair value for their RNC Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of RNC Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(d) hereof which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures;

    but further provided that in no case shall Yamana, Yamana Subco, RNC or any other person be required to recognize Dissenting Shareholders as holders of RNC Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of RNC Common Shares at the Effective Time.

ARTICLE SIX
DELIVERY OF YAMANA COMMON SHARES

Section 6.01    Delivery of Yamana Common Shares

        Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding RNC Common Shares which were exchanged for Yamana Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the RNC Common Shares formerly represented by such certificate under the CBCA and the by-laws of RNC and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Yamana Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof.

        After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more RNC Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Yamana Common Shares which the holder of such certificate is entitled to receive in accordance with section 6.01(a) hereof.

Section 6.02    Lost Certificates

        In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding RNC Common Shares which were exchanged for Yamana Common Shares in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Yamana Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the Yamana Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Yamana Common Shares is to be delivered shall, as a condition precedent to the delivery of such Yamana Common Shares, give a bond satisfactory to Yamana and the Depositary in such amount as Yamana and the Depositary may direct, or otherwise indemnify Yamana, Yamana Subco and the Depositary in a manner satisfactory to Yamana and the Depositary, against any claim that may be made against Yamana, Yamana Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03    Distributions with Respect to Unsurrendered Certificates

        No dividend or other distribution declared or made after the Effective Time with respect to Yamana Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding RNC Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Yamana Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Yamana Common Shares.

Section 6.04    Withholding Rights

        Yamana, Yamana Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former RNC Shareholder such amounts as Yamana, Yamana Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former RNC Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05    Limitation and Proscription

        To the extent that a Former RNC Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Yamana Common Shares which such Former RNC Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Yamana Common Shares shall be delivered to Yamana by the Depositary for cancellation and shall be cancelled by Yamana, and the interest of the Former RNC Shareholder in such Yamana Common Shares shall be terminated as of such final proscription date.

ARTICLE SEVEN
AMENDMENTS

Section 7.01    Amendments to Plan of Arrangement

        Yamana and RNC reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Yamana and RNC, (iii) filed with the Court and, if made following the RNC Meeting, approved by the Court, and (iv) communicated to Former RNC Shareholders if and as required by the Court.

        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by RNC at any time prior to the RNC Meeting provided that Yamana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the RNC Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

        Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the RNC Meeting shall be effective only if (i) it is consented to in writing by each of Yamana and RNC, and (ii) if required by the Court, it is consented to by holders of the RNC Common Shares voting in the manner directed by the Court.

EXHIBIT "E"

STATED CAPITAL RESOLUTION

SPECIAL RESOLUTION OF THE RNC SHAREHOLDERS

1.
Pursuant to subsection 38(1)(c) of the Canada Business Corporations Act, RNC Gold Inc. ("RNC") is hereby authorized to reduce the stated capital attributable to its common shares by such amount as shall be determined by the directors such that, immediately following such reduction, the realizable value of RNC's assets will exceed the aggregate of RNC's liabilities and its stated capital of all classes; and

2.
Any director or officer of RNC be and he is hereby authorized and directed, for and on behalf of RNC, to execute and deliver all such documents and to do all such other acts or things as he may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination.

E-1

EXHIBIT "F"

ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THE RNC SHAREHOLDERS

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving RNC Gold Inc. (the "Corporation"), pursuant to the Arrangement Agreement (the "Arrangement Agreement") among the Corporation, Yamana Gold Inc. ("Yamana") and 6482015 Canada Inc., dated as of December 4, 2005, all as more particularly described and set forth in the Management Information Circular of the Corporation dated December 31, 2006 (the "Circular") accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended) is approved.

2.
The plan of arrangement (the "Plan of Arrangement") involving the Corporation and implementing the Arrangement, the full text of which is attached as Exhibit D to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is approved.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation, or that the Arrangement has been approved by the Courts, the directors of the Corporation are authorized without further notice to, or approval of, the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, including, without limitation, in connection with any dissent-provisions that are (x) approved by the Court in its discretion, and also (y) approved by Yamana and the Corporation, each acting reasonably, and (ii) not to proceed with the Arrangement.

4.
Any officer or director of the Corporation is authorized to execute articles of arrangement and such other documents as are necessary or desirable and deliver same to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

5.
Any officer or director of the Corporation is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this resolution.

F-1

EXHIBIT "G"

INTERIM ORDER

        Commercial List File No. 06-CL-6243

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MR.	)	THURSDAY, THE 19TH DAY
JUSTICE CUMMING	)	OF JANUARY, 2006

RNC GOLD INC. and 6482015
CANADA INC.

        Applicants

    IN THE MATTER OF Section 192 of the CANADA BUSINESS CORPORATIONS ACT, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

    AND IN THE MATTER OF a Proposed Arrangement involving RNC GOLD INC., YAMANA GOLD INC. and 6482015 CANADA INC.

INTERIM ORDER

        THIS MOTION, made by RNC Gold Inc. ("RNC") for advice and directions of the Court in connection with a proposed arrangement under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") and for an Order:

  (a)
  abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

  (b)
  authorizing RNC to call and conduct a meeting of the holders of its common shares to approve the proposed plan of arrangement; and

  (c)
  granting certain other ancillary relief,

was heard this day at 393 University Avenue, 8th Floor, Toronto, Ontario.

        ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Thomas W. Lough sworn January 17, 2006 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant, the Director appointed under the CBCA having been served and not opposing the relief contained herein,

Service

        1.     THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged and that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the holders (the "RNC Shareholders") of RNC's issued and outstanding common shares or on any other interested person is hereby dispensed with.

The Meeting

        2.     THIS COURT ORDERS that RNC shall call, hold and conduct a special meeting (the "Meeting") of the RNC Shareholders to consider and, if deemed advisable, to pass, with or without variation, among other things, a special resolution to approve the proposed plan of arrangement (the "Plan of Arrangement") referred to in the Supporting Affidavit or as subsequently modified.

        3.     THIS COURT ORDERS that, subject to paragraph 4 below, RNC, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of further Order of the Court or first convening the Meeting or first obtaining any vote of the RNC Shareholders respecting the postponement or adjournment.

        4.     THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the CBCA, the articles and the by-laws of RNC, including a quorum requirement of at least two (2) persons present in person or by proxy at the Meeting.

        5.     THIS COURT ORDERS that the only persons entitled to notice of or to attend the Meeting shall be RNC Shareholders as they may appear on the records of RNC as at the close of business on January 17, 2006 (the "Record Date") and the directors, auditors and advisors of RNC, and the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be such RNC Shareholders, subject to the provisions herein with respect to persons who become registered holders of common shares in RNC after that date.

        6.     THIS COURT ORDERS that RNC shall mail the Management Information Circular (the "Information Circular"), substantially in the form attached as Exhibit "A" to the Supporting Affidavit with such amendments as are not inconsistent with the provisions of this Interim Order, the Notice of Application and any other documents or communications determined by RNC to be necessary or appropriate which are not inconsistent with the provisions of this Interim Order (collectively, the "Meeting Materials") to the RNC Shareholders as shown on the register of shareholders at the close of business on the Record Date, to RNC's directors, and to the auditors of RNC by one of the following methods not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

  (i)
  in the case of registered holders of RNC's common shares, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of RNC or its registrar and transfer agent;

  (ii)
  in the case of non-registered holders of RNC's common shares, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial holders of the RNC's common shares;

  (iii)
  in the case of the directors of RNC, by ordinary prepaid mail, courier or delivery in person, addressed to the individual directors; and

  (iv)
  in the case of the auditors of RNC, by ordinary prepaid mail, courier or delivery in person, addressed to the firm of auditors;

and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

        7.     THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

  (i)
  in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

  (ii)
  in the case of distribution by courier, one (1) business day after receipt by the courier; and

  (iii)
  in the case of distribution by delivery in person, on receipt thereof by the intended addressee.

        8.     THIS COURT ORDERS that RNC is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

        9.     THIS COURT ORDERS that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this Interim Order, shall not invalidate any resolution passed at the Meeting or the proceedings herein.

        10.   THIS COURT ORDERS that the Information Circular shall be filed with the Court following the mailing thereof to the RNC Shareholders and others referred to in paragraph 6 above. The Information Circular shall contain (i) a copy of the Notice of Meeting; (ii) a copy of the Notice of Application; (iii) a copy of this Interim Order; (iv) a copy of the proposed Plan of Arrangement; (v) the materials prescribed by the CBCA and applicable securities legislation; and (vi) such further and other materials as RNC may provide.

        11.   THIS COURT ORDERS that the Meeting shall be conducted at the location specified in the Notice of Meeting.

        12.   THIS COURT ORDERS that J. Randall Martin, Chairman of the Board of Directors of RNC, or such person as may be appointed in accordance with the by-laws of RNC, shall preside as the Chair of the Meeting, and, subject to the provisions of the CBCA and subject to the provisions of this Interim Order, shall decide all matters relating to the conduct of the Meeting.

        13.   THIS COURT ORDERS that the Chair shall direct a vote at the Meeting in respect of a special resolution relating to the Plan of Arrangement and the vote required to pass the aforesaid special resolution relating to the Plan of Arrangement at the Meeting, with or without variation, shall be the affirmative vote of at least two-thirds of the votes cast by the holders of RNC's common shares, present in person or represented by proxy, at the Meeting, and the affirmative vote of a majority of the votes cast by the holders of RNC's common shares excluding J. Randall Martin and Thomas W. Lough, both senior management of RNC, and any associates of, or person acting jointly or in concert with, or any other related party of Messrs. Martin or Lough within the meaning of Ontario Securities Commission Rule 61-501 and subject to the exceptions set out therein.

Rights of Dissent

        14.   THIS COURT ORDERS that the RNC Shareholders shall be granted a right of and be entitled to dissent in respect of approving the proposed Arrangement pursuant to the Plan of Arrangement so long as they provide written objection thereto to RNC at or before 5:00 p.m. (Eastern Time) on the business day preceding the Meeting (or any postponement or adjournment thereof) (with a copy to be sent to CIBC Mellon Trust Company, as set out in the Information Circular) and otherwise strictly comply with the requirements of the Plan of Arrangement, and the requirements of the CBCA, except as modified by this Interim Order.

Approval of Arrangement

        15.   THIS COURT ORDERS that upon approval of the Plan of Arrangement by the RNC Shareholders in the manner set forth in this Interim Order, the Applicants may apply before this Court on Wednesday, February 22, 2006 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Interim Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicants' solicitors in accordance with the terms set out in the Information Circular and herein.

        16.   THIS COURT ORDERS that any of the RNC Shareholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Intention to Appear on the Applicants' solicitors and files it with the Court no later than two (2) days prior to the Approval Application, and the Notice of Intention to Appear shall set out the address for service in respect of such holder or person and indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat together with any evidence or materials which are to be presented to this Court.

        17.   THIS COURT ORDERS that the Applicants may, at any time, seek leave to vary this Order without further notice.

        18.   THIS COURT ORDERS that notice of the Application herein in the form of notice attached as Schedule "A" hereto shall be published in the Toronto Globe & Mail on two (2) days between seven (7) and ten (10) days apart, the latter notice to appear no later than February 15, 2006 and that such notice shall constitute good and sufficient notice of this Application on all interested persons who may wish to appear in this proceeding and no other form of service need be made with such form and service being effective on the day after final publication of such notice.

"Cumming J."

SCHEDULE "A" TO THE ORDER
OF THE ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
MADE ON JANUARY 17, 2006

        NOTICE IS HEREBY GIVEN that RNC Gold Inc. ("RNC") is proposing a plan of arrangement providing for, among other things, the exchange by the common shareholders of RNC of their common shares for shares of Yamana Gold Inc. pursuant to the provisions of the Canada Business Corporations Act. Holders of shares, warrants, options and creditors of RNC may appear and be heard at the hearing scheduled before a judge presiding over the Commercial List on Wednesday, February 22, 2006 at 10:00 a.m. at 393 University Avenue, Toronto, Ontario, if they comply with the requirements set out in both the Notice of Application with respect to such hearing and an Interim Order of the court, copies of which are attached as exhibits to a management information circular delivered to the common shareholders of RNC with respect to a meeting of its common shareholders being held on February 17, 2006. Copies of the management information circular and proxy statement prepared in connection with such meeting may be obtained from the transfer agent of RNC at Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario, M5H 4C3.

IN THE MATTER OF RNC GOLD INC. AND 6482015 CANADA INC.

        Commercial List File No. 06-CL-6243

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

INTERIM ORDER

CASSELS BROCK & BLACKWELL LLP
Barristers & Solicitors
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

Robert B. Cohen, LSUC #32187D
Tel: (416) 869-5425
Fax: (416) 350-6929

Solicitors for the Applicants

EXHIBIT "H"

NOTICE OF APPLICATION

        Commercial List Court No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

RNC GOLD INC. and 6482015
CANADA INC.

        Applicants

    IN THE MATTER OF Section 192 of the CANADA BUSINESS CORPORATIONS ACT, being Chapter C-44 of The Revised Statutes of Canada 1985, as amended

    AND IN THE MATTER OF a Proposed Arrangement involving RNC GOLD INC., YAMANA GOLD INC. and 6482015 CANADA INC.

NOTICE OF APPLICATION

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicants appears on the following pages.

        THIS APPLICATION will be made to a judge presiding over the Commercial List on Thursday, January 17, 2006 at 10:00 a.m. at 393 University Avenue, 8th Floor, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants' lawyer(s) or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants' lawyer(s) or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS

PROCEEDING BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date:	January 17, 2006	Issued by
Local registrar
		Address of court office	393 University Avenue Toronto ON M5G 1E6
TO:	ALL HOLDERS OF SHARES, WARRANTS AND OPTIONS OF RNC GOLD INC.
AND TO:	OTHER PERSONS AND ENTITIES HAVING AN INTEREST IN THE AFFAIRS OF RNC GOLD INC.
AND TO:	The Director under the Canada Business Corporations Act Industry Canada Arrangements and Exemptions Section 365 Laurier Avenue West Ottawa, ON K1A 0C8

APPLICATION

1.
THE APPLICANTS MAKE APPLICATION FOR:

(a)
An Interim Order for advice and directions of this Honourable Court pursuant to subsection 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to notice, the conduct of a meeting (the "Meeting") of the common shareholders of RNC Gold Inc. ("RNC") and such other matters pertaining to a proposed arrangement (the "Arrangement") involving RNC, as described below;

(b)
A Final Order of the Superior Court of Justice pursuant to section 192 of the CBCA approving the Arrangement if it is adopted and approved by the common shareholders of RNC (the "RNC Shareholders") at the Meeting; and

(c)
Such further and other relief as to this Honourable Court seems just.

2.
THE GROUNDS FOR THE APPLICATION ARE:

(a)
RNC is a corporation existing under the CBCA. The common shares of RNC are publicly traded;

(b)
RNC is engaged in the business of gold mining with operations in Honduras, Nicaragua and Panama;

(c)
RNC intends to call and conduct the Meeting to have the RNC Shareholders consider and vote upon a proposed arrangement (the "Arrangement") providing for the exchange by the RNC Shareholders of their Common Shares for Shares of Yamana Gold Inc. ("Yamana"), which is engaged in the business of development and mining activities, primarily in Brazil;

(d)
the Arrangement is supported by a fairness opinion which states that the Arrangement, and all related transactions, as a whole, are fair from a financial point of view, to the RNC Shareholders, other than certain interested directors, officers and senior management of RNC and their associates;

(e)
the shares of Yamana to be issued to RNC Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

(f)
the Arrangement is a multi-step process, and it is impracticable for RNC to proceed with the proposed transaction other than under section 192 of the CBCA;

(g)
RNC shall not be insolvent upon the completion of the Arrangement and neither Yamana nor the co-applicant, 6482015 Canada Inc., is or will be insolvent upon the completion of the Arrangement;

(h)
pursuant to an interim order (the "Interim Order") of this Court to be obtained by the Applicant, notice of this application will be served on all RNC Shareholders at their respective registered addresses as they appear on the books of RNC at the close of business on January 17, 2006, including those RNC Shareholders whose registered addresses are outside the Province of Ontario. Service of these proceedings on Other Securityholders and on persons outside Ontario will be effected pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and the Interim Order. With respect to all other persons and entities having an interest in the affairs of RNC, notice of this application will be given in accordance with the provisions of the Interim Order;

(i)
Rules 14.05 and 38 of the Rules of Civil Procedure;

(j)
section 192 of the CBCA; and

  (k)
  such further and other grounds as counsel may advise and this Honourable Court may permit.

3.
THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

(a)
the affidavit of Thomas W. Lough, President and Chief Financial Officer of RNC;

(b)
a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

(c)
such further affidavits of deponents on behalf of the Applicants reporting as to compliance with the Interim Order; and

(d)
such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

January 17, 2006	Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2
Robert B. Cohen LSUC#: 32187D Tel: 416-869-5425 Fax: 416-350-6929
Solicitors for the Applicants

IN THE MATTER OF RNC GOLD INC. AND 6482015 CANADA INC.

        Commercial List Court No.:

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

NOTICE OF APPLICATION

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929

Solicitors for the Applicants

EXHIBIT "I"

Dissent Rights

        Section 190 of the CBCA provides registered shareholders with the right to dissent from certain resolutions which effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered RNC Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered RNC Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA as modified by the Plan of Arrangement and the Interim Order will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of RNC Common Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Final Order is effective. Pursuant to the Interim Order, once determined, the fair value will be paid only in cash, subject to pro-ration.

        Section 190 of the CBCA provides that there is no right of partial dissent and, accordingly, a shareholder may only make a claim under that section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a Registered RNC Shareholder may only exercise the right to dissent under section 190 (as modified by the Plan of Arrangement and the Interim Order) in respect of RNC Common Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a non-registered shareholder are registered either (a) in the name of an Intermediary or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Shareholder's name).

        A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of the shares and either (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Shareholder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, may require that the shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register the shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the right to dissent directly.

        A Registered RNC Shareholder who wishes to dissent must provide to RNC, at 8 King Street East, Suite 208, Toronto, Ontario M5C 1B5 or by facsimile transmission to (416) 365-1828, attention Thomas W. Lough on or before 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting (or any adjournment or postponement thereof), written objection to the special resolution (a "Dissent Notice"), with copy to CIBC Mellon to facsimile number (416) 643-5501 (Attention: Stock Transfer Services). It is important that Registered RNC Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA.

        The filing of a Dissent Notice does not deprive a Registered RNC Shareholder of the right to vote at the Meeting; however, the CBCA provides, in effect, that a Registered RNC Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution. The CBCA does not provide, and RNC will not assume, that a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered RNC Shareholder need not vote their RNC Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a Registered RNC Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such RNC Common Shares in favour of the Arrangement Resolution and thereby causing the Registered RNC Shareholder to forfeit their dissent rights. See "Information Concerning the Meeting—Revocation of Proxies".

        Yamana is required, within 10 days after RNC Shareholders adopt the Arrangement Resolution, to send a notice to each shareholder who has filed a Dissent Notice that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any RNC Shareholder who voted for the Arrangement Resolution or who has withdrawn their Dissent Notice.

        A Dissenting Shareholder who has not withdrawn their Dissent Notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, send to RNC (with copy to CIBC Mellon) a written notice (a "Demand for Payment") containing their name and address, the number of RNC Common Shares in respect of which they dissent, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send to RNC (with a copy to CIBC Mellon) certificates representing RNC Common Shares in respect of which they dissent. A Dissenting Shareholder who fails, within the appropriate time frame, to send a Dissent Notice, a Demand for Payment and certificates representing RNC Common Shares in respect of which they dissent has no right to make a claim under section 190 of the CBCA. RNC or CIBC Mellon will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a RNC Shareholder in respect of the RNC Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of the shares as determined pursuant to the Interim Order, unless (i) the Dissenting Shareholder withdraws their Dissent Notice before RNC makes a written offer to pay in accordance with subsection 190(12) of the CBCA (an "Offer to Pay"), (ii) RNC fails to make an Offer to Pay and the Dissenting Shareholder withdraws their Demand for Payment, or (iii) the RNC Board of Directors revokes the Arrangement Resolution, in which case the Dissenting Shareholder's rights as a shareholder will be reinstated.

        Yamana is required, not later than seven days after the later of the Arrangement Effective Date or the date on which Yamana received the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment an Offer to Pay for their RNC Common Shares in an amount considered by the Yamana Board of Directors to be the fair value such RNC Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Yamana must pay for the RNC Common Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if Yamana does not receive an acceptance within 30 days after the Offer to Pay has been made.

        If Yamana fails to make an Offer to Pay for a Dissenting Shareholder's RNC Common Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay which has been made, Yamana may, within 50 days after the Arrangement Effective Date or within such further period as a Court may allow, apply to a Court to fix a fair value for the RNC Common Shares of Dissenting Shareholders. If Yamana fails to apply to a Court, a Dissenting Shareholder may apply to a Court for the same purpose within a further period of 20 days or within such further period as a Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to a Court, all Dissenting Shareholders whose RNC Common Shares have not been purchased by Yamana will be joined as parties and bound by the decision of the Court, and Yamana will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Upon any such application to a Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the RNC Common Shares of all Dissenting Shareholders who have not accepted an Offer to Pay. The final order of a Court will be rendered against Yamana in favour of each Dissenting Shareholder and for the amount of the fair value of their RNC Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Arrangement Effective Date until the date of payment. An application to the Court by either Yamana or a Dissenting Shareholder must be in the Province of Ontario or in the province within which the Dissenting Shareholder resides if Yamana carries on business in that province.

        Pursuant to the Plan of Arrangement, in no case shall Yamana, Yamana Subco, RNC or any other person be required to recognize any Dissenting Shareholder as RNC Shareholders after the Effective Time, and the names of such RNC Shareholders shall be deleted from the register of holders of RNC Common Shares at the Effective Time.

        Under the CBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the dissent rights as provided for in the Plan of Arrangement and the Interim Order. It is not anticipated that additional RNC Shareholder approval would be sought for any such variation.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. It is recommended that any Registered RNC Shareholder wishing to avail themself of their dissent rights under those provisions seek legal advice as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice their dissent rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Tax Considerations to RNC Shareholders—Certain Canadian Federal Income Tax Considerations—RNC Shareholders Resident in Canada".

EXHIBIT "J"

AUDITED FINANCIAL STATEMENTS OF RNC FOR THE YEARS ENDED DECEMBER 31, 2004, 2003
AND 2002 AND UNAUDITED FINANCIAL STATEMENTS OF RNCFOR THE NINE-MONTHS ENDED
SEPTEMBER 30, 2005

Auditors' Consent

        We have read the management proxy circular of RNC Gold Inc. (the Company) dated December 31, 2005 relating to the amalgamation of the Company and a wholly owned subsidiary of Yamana Gold Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the use in the above-mentioned management proxy circular of our report to the directors of the Company on the balance sheets of the Company as at December 31, 2004 and 2003, and the statements of operations, retained earnings (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. Our report is dated January 28, 2005 (except for note 22, which is as at December 31, 2005).

(signed) PriceWaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

January 23, 2006

Auditors' Report

To the Directors of

RNC Gold Inc.

        We have audited the consolidated balance sheets of RNC Gold Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, retained earnings (deficit) and cash flows for the three years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PriceWaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

January 28, 2005
(except for note 22, which is as at December 31, 2005)

RNC Gold Inc.

CONSOLIDATED BALANCE SHEETS

as at September 30 2005, December 31, 2004 and 2003 (expressed in U.S dollars, unless otherwise stated)

	Note Ref.	September 30 2005	December 31 2004	December 31 2003
		$	$	$
		unaudited
Assets
Current assets
Cash and cash equivalents		1,067,823	87,592	504,279
Accounts receivable	8	2,545,064	1,933,270	1,650,583
Inventory	9	4,449,546	4,015,535	2,817,448

		8,062,433	6,036,397	4,972,310

Property, plant and equipment	10	17,856,194	19,949,228	20,901,111
Mineral properties	11	8,857,170	7,782,226	3,459,013

		34,775,797	33,767,851	29,332,434

Current liabilities
Accounts payable and accrued liabilities	12	7,141,274	5,473,559	4,967,485
Interest payable	13	—	2,300,000	1,707,032
Purchase price payable	7	—	—	2,750,000
Current portion of unrealized loss on option contracts	19	—	2,129,771	6,387,940
Current portion of long term debt	13	1,802,333	955,252	3,787,284

		8,943,607	10,858,582	19,599,741

Long term debt
Long term debt	13	1,314,307	2,782,013	3,803,458
Due to related parties	14	—	125,000	4,711,050
Asset retirement obligations	4	1,062,536	1,099,824	975,656
Unrealised Loss on Option Contracts	19	—	—	840,778

		2,376,843	4,006,837	10,330,942

Non-Controlling interest	15	—	—	122,805
Share Capital
Common shares	17	25,686,008	21,095,777	5,908,262
Warrants	17	9,178,928	6,991,914	2,880,475
Agents options	17	638,343	477,000	—
Contributed surplus	17	3,607,334	2,837,768	913,229
Deficit		(15,655,266)	(12,500,027)	(10,423,020)

		23,455,347	18,902,432	(721,054)

		34,775,797	33,767,851	29,332,434

The acompanying notes form an integral part of these consolidated financial statements.

RNC Gold Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED (DEFICIT)

Sep. 30, 2005

(expressed in U.S dollars, unless otherwise stated

		Nine- Months ended September 30
				Years Ended December 31
	Note Ref.
		2005	2004	2004	2003	2002
		$	$	$	$	$
		(unaudited)
Gold sales		20,359,703	24,042,656	32,165,546	14,815,367	7,342,566
Mine operating costs		(18,663,568)	(18,533,123)	(24,288,652)	(14,721,121)	(6,588,092)
Royalties and production taxes		(284,248)	(347,767)	(450,181)	(150,905)	—
Amortization and depreciations		(3,046,276)	(3,382,278)	(4,110,902)	(3,497,186)	(1,408,461)
Accretion expense and severence costs	4	(30,985)	(62,245)	(153,362)	(3,532)	(13,622)
Net operating margin(deficit)		(1,665,374)	1,717,243	3,162,449	(3,557,377)	(667,609)
Administration		(1,943,006)	(998,866)	(1,807,061)	(1,985,989)	—
Exploration		(616,658)	(544,899)	(757,211)	—	—
Interest expense		(238,744)	(513,991)	(1,194,320)	(1,877,007)	(735,677)
Foreign exchange gains (losses)		(172,935)	(169,727)	(182,788)	(321,197)	—
Other income (expenses)		2,562,509	(515,300)	(313,180)	250,044	279,446
Stock-based compensation expense	17	(769,566)	(562,126)	(944,539)	(675,530)	—
Nicaraguan income taxes		(568,370)	(660,386)	(868,094)	(444,461)	—
Non-hedge derivative gain (loss)	19	256,906	2,158,902	940,582	(5,582,745)	(1,463,071)
Loss before non-controlling interest and discontinued operations		(3,155,239)	(89,150)	(1,964,162)	(14,194,262)	(2,586,911)
Non-controlling Interest		—	(112,845)	(112,845)	(122,805)	—
Loss before discontinued operations		(3,155,239)	(201,995)	(2,077,007)	(14,317,067)	(2,586,911)
Income from Discontinued operations		—	—	—	683,415	(573,831)
Loss for the year		(3,155,239)	(201,995)	(2,077,007)	(13,633,652)	(3,160,742)
Retaned earnings (deficit)—Beginning of the period		(12,500,027)	(10,423,020)	(10,423,020)	3;210,632	620,471
Deficit—end of the period		(15,655,266)	(10,625,015)	(12,500,027)	#VALUE!	(2,540,271)
Basic and diluted loss per share before discontinued operations		(0.05)	(0.01)	(0.08)	(1.38)	(0.39)
Basic and diluted loss per share		(0.08)	(0.01)	(0.08)	(1.32)	(0.48)
Weighted average number of common shares outstanding
Basic		37,734,048	25,177,194	26,714,111	10,337,606	6,620,000

The acompanying notes form an integral part of these consolidated financial statements.

RNC Gold Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S dollars, unless otherwise stated)

			Nine-Month periods ended September 30
					Years Ended December 31
	Note Ref.
			2005	2004	2004	2003	2002
			$ (unaudited)	$ (unauidted)	$	$	$
Cash provided by (used in)
Operating activities
Loss before non-controlling interest and discontinued operations			(3,155,239)	(89,150)	(1,964,162)	(14,194,262)	(2,586,911)
Non-cash items:
Amortization of property, plant and equipment			3,046,276	3,382,278	4,110,902	3,497,186	1,408,461
Non-cash portion of non-hedge derivative loss (gain)			(1,262,632)	(4,373,712)	(4,247,639)	5,582,745	1,463,071
Stock-based compensation expense			769,566	562,126	944,539	979,239	—
Foreign exchange			—	—	—	—	—
Non-cash gain on partial settlement of CORNAP			(2,648,371)	—	—	—	—
Other non-cash costs			38,897	(52,775)	225,395	—	—
Accretion expense and severence costs			(45,848)	62,245	153,362	3,532	13,622
			(3,257,351)	(508,988)	(777,603)	(4,131,560)	298,243
Net change in non-cash working capital balances related to operations			(199,451)	(3,756,513)	(4,015,011)	(878,934)	46,601

Subtotal—Cash from operating activities			(3,456,802)	(4,265,501)	(4,792,614)	(5,010,494)	344,844

Investing activities
Purchases of property, plant and equipment			(953,241)	(2,524,994)	(3,159,019)	(1,786,864)	(723,180)
Investment in mineral properties	11		(956,305)	(1,573,403)	(1,708,159)	(238,856)	(75,671)
Proceeds from disposition of mineral properties	11	b	—	—	75,000	—	—
Net cash provided by (used in) discontinued operations			—	—	—	—	(634,003)
Net cash received on acquisition			—	—	—	—	248,209

Subtotal—cash from investing activities			(1,909,546)	(4,098,397)	(4,792,178)	(2,025,720)	(1,184,645)

Financing activities
Increase (decrease) in debt	13		(272,254)	(3,541,778)	(3,547,119)	(1,896,404)	1,378,995
Increase (decrease) in due to related parties	14		(125,000)	(2,380,696)	(2,255,696)	1,877,537	(447,462)
Proceeds of exercise of warrants	17		—	1,223,702	1,223,702	—	—
Net cash proceeds of private placement financing	17		6,743,833	13,747,218	13,747,218	7,443,765	—

Subtotal—cash from financing activities			6,346,579	9,048,446	9,168,105	7,424,898	931,533

Increase (decrease) in cash and cash equivalents during the year			980,231	684,548	(416,687)	388,684	91,732
Cash and cash equivalents—Beginning of period			87,592	504,279	504,279	115,595	23,863

Cash and cash equivalents—End of period			1,067,823	1,188,826	87,592	504,279	115,595

The acompanying notes form an integral part of these consolidated financial statements.

RNC Gold Inc.

Notes to Consolidated Financial Statements

For the periods ended September 30, 2005 and December 31, 2004 and 2003

(expressed in US dollars)

(The financial information as at Sept. 30, 2005 and for the nine-month periods ended Sept. 30, 2005 and 2004 is unaudited.)

1.     Going concern and proposed transaction

        During the nine months ended September 30, 2005, the Company recorded a loss of $3.2 million, cash flow from operations continues to be negative and the Company has accumulated a deficit at September 30, 2005 of $15.7 million.

        At September 30, 2005, the Company had a $0.9 million working capital deficit. Additionally, the scheduled Corporaciones Nacionales del Sector Publico (CORNAP) debt payment of $0.250 million was outstanding.

        Management has changed mining operations at the Desminic mine to using a contractor miner in an attempt to generate greater tonnage to the leach pads and therefore increase gold production.

        The Company has entered into an agreement with Yamana Gold Inc. ("Yamana") as more fully described in note 22 subsequent events. Yamana will acquire the Company through a share exchange and finance its operations including the Company's recent commitment to acquire the San Andres gold mine in Honduras.

        Should the Yamana acquisition as described in the subsequent event note 22, not proceed, the Yamana loan of $18.9 million will come due March 7, 2006. Significant doubt would exist as to the Company's ability to continue as a going concern and the carrying value of the Company's assets could be subject to material adjustments.

2.     Basis of presentation

        The consolidated financial statements of RNC Gold Inc. ("RNC" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles. The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

        The consolidated financial statements include the assets and liabilities, revenues and expenses of the following operating subsidiaries at:

	Sept. 30/05	Dec. 31/04	Dec. 31/03
RNC Resources Limited Resources	100%	100%	100%
Dessarrollo Minera de Nicaraga S.A. de C.V.	100%	100%	100%
Hemco de Nicaragua S.A. ("Desminic")	100%	100%	80%
Minera Tango S.A. de C.V.	75%	75%	50%
Minera Cerro Quema S.A. de C.V.	60%*	60%*	10%

*
Increases to 100% at no additional cost upon commencement of production

        Additionally, RNC owns an option to purchase a 25% interest in the San Andres mine in Honduras. (see subsequent event note 22).

3.     Interim financial information

        The financial information at September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004 are unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year due to the seasonality of the Company's operations.

        These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual audited consolidated financial statements, which are available on the SEDAR database.

4.     Changes in accounting policies

        Effective January 1, 2004, RNC adopted the recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for asset retirement obligations included within mine reclamation and closure costs. Under the new recommendations, the fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life. Previously, reclamation and closure costs were accrued on a periodic basis to the amount of the future value by the end of the mine's life. This change in accounting policy was applied retroactively and did not have a material impact on the opening balances of reclamation and closure costs and property, plant and equipment.

        Asset retirement obligations and severance costs accrued are as follows:

	Sept. 30/05	Dec. 31/04	Dec. 31/03
	$ unaudited	$	$
Asset retirement obligations	444,207	413,216	375,656
Severance liability	618,329	686,608	600,000

	1,062,536	1,099,824	975,656

        The severance liability is being accounted for in compliance with Nicaraguan law.

5.     Summary of significant accounting policies

Estimates, risks and uncertainties

        The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly. The most significant estimates and assumptions relate to the carrying values of mineral properties, property, plant and equipment, and the cost of satisfying asset retirement obligations.

        Realization of the Company's assets is subject to risks and uncertainties, including reserves estimations, future gold prices, changes in government legislation and various operational factors.

Cash and cash equivalents

        Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with original maturity dates of less than three months.

Inventory

        Finished products and in-process inventory are valued at the lower of average cost and net realizable value. Expenses are capitalized as ore in stockpiles and ore being heap-leached include mining and crushing expenses. Stripping costs are expensed as incurred. Materials and supplies are valued at the lower of average cost and replacement cost.

Resource assets

        Mineral property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives (Desminic—5 years, Hemco—8 years).

        Reviews are undertaken annually to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is less than the carrying value, a write-down to fair value is recorded through a charge to income.

Property, plant and equipment

        Property, plant and equipment are recorded at cost and amortized on a straight-line or unit-of-production basis over the shorter of the estimated useful life or the life of the mine. Reviews of the carrying amounts of property, plant and equipment are performed when events or changes in circumstances suggest that the carrying amounts may not be recoverable. If it is determined that impairment exists, a write-down is recorded through a charge to income. Plant and equipment, pads and ponds and buildings and installations are amortized using the straight-line method based on the shorter of their estimated useful life and the life of the mine (Desminic—5 years; Hemco—8 years). Light vehicles, furniture and office equipment are amortized on a straight-line basis over their estimated useful lives (Desminic—5 years; Hemco—5 years).

Revenue recognition

        Revenue is recognized when title and risk of ownership of the ore have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays. Such adjustments have historically not been material.

Exploration and development costs

        Exploration and related costs are expensed in the period incurred. Significant mineral property acquisition costs and development costs relating to specific mineral properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

Asset retirement obligations

        The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The fair value of the future liability for an asset retirement obligation is recognized in the period in which it is incurred with an offsetting amount being recognized as an increase in the carrying amount of the corresponding asset. This asset is amortized over the estimated life of the mine while the corresponding liability accretes to its future value by the end of the mine's life. Fair value estimations are, however, subject to change based on negotiations with regulatory authorities, and changes in laws and regulations.

Stock option plan

        The Company has a stock option plan, which is described in note 17. The Company accounts for stock options using the fair value method. Under this method, compensation expense is measured at the fair value on the date of grant using the BlackScholes valuation model, and is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period of the options granted. If and when the stock options are ultimately exercised, these amounts are transferred to share capital.

Loss per share

        Loss per share is computed based on the weighted average number of common shares outstanding during the period. The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period. Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

Translation of foreign currencies

        Foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenues and expenses are translated at the average rate during the period. Gains or losses on foreign currency transactions are recognized in income.

Financial instruments

        The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values.

Reclassification

        Certain comparative figures have been reclassified to conform to the current periods presentation.

6.     Discontinued operations

        During January 2002, the management of RNC Resources Limited reorganized its assets and liabilities to more effectively manage its various operations. The determination was made that the mining operations controlled by RNC Resources Limited would be continued in RNC while the assets and liabilities related to the management and leasing activities would be transferred to RNC (Management) Limited, a related party. The assets and liabilities of the Honduran activities were transferred to RNC (Honduras) Limited, a related party.

        These transactions became effective as of July 25, 2003, and the assets and liabilities, revenues and expenses of the discontinued operations ceased to be a part of RNC.

7.     Business combinations

        On July 25, 2003, pursuant to a share and debt purchase agreement between RNC and Auric Resources Inc. ("Auric"), RNC increased its indirect interest in Desminic to 90% and in Hemco to 80%. RNC also purchased an additional 40% of the Desminic Hamilton Bank debt (see note 14 (a)). The aggregate purchase price was $5,500,000, plus the issuance by RNC to Auric of 180,000 units, for total consideration of $5,759,200. This price was satisfied on July 25, 2003 by the payment of $180,000 in cash, the issuance by RNC of 1,949,485 units (which includes the initial 180,000 units) and the agreement by RNC to pay $2,750,000 on or before June 30, 2004. Each unit was priced at CAN$2.00 and consisted of one common share and one-half of one common share purchase warrant of RNC. One full warrant was exercisable at CAN$2.25 until December 4, 2004 and CAN$2.50 thereafter until expiry on December 4, 2005. As security for the balance of the purchase price, RNC pledged to Auric: (a) 20% if its shares of Desminic, and (b) the Hemco mining concessions.

        As part of the agreement, if Auric, on the sale of its common shares of RNC, realized a net price in excess of CAN$2.00 per share, the difference would be used to reduce the June 30, 2004 obligation. These securities were sold on January 7, 2004 for a net price of CAN $2.76 per share, resulting in a reduction of the purchase price payable of approximately $980,000. The reduction in the purchase price payable was accounted for as an increase in contributed surplus. The remainder of the purchase price was paid in full on June 30, 2004 and the security was released.

        Effective September 17, 2003, 700,000 units were issued by RNC to acquire the remaining 10% of Desminic. Each unit was priced at CAN$2.00 per unit and consisted of one common share and one half of one common share purchase warrant of RNC. One full share purchase warrant was exercisable at CAN$2.25 until December 4, 2004 and CAN$2.50 thereafter until expiry on December 4, 2005.

        A summary of the consideration paid to acquire the ownership interests in Hemco and Desminic at July 25, 2003 and September 17, 2003 is presented below:

July 25, 2003	$
Common shares issued (180,000 units issued)	259,200
Additional common shares issued (1,769,485 units issued)	2,570,000
Cash paid	180,000
Note payable on or before June 30, 2004	2,750,000

5,759,200

September 17, 2003	$
Common shares issued (700,000 units issued)	1,008,000
Total consideration paid	6,767,200

        The total consideration was allocated to Hemco and Desminic as follows:

$
Hemco	900,000
Desminic	5,867,200

Total purchase price allocated	6,767,200

        Below summarizes the accounting impact of the asset acquisitions conducted during 2003:

i) Desminic

        The effect of the acquisition of the additional 40% interest and 10% interest in Desminic was treated as a single purchase as management believes that the fair values of assets and liabilities as reported at June 30, 2003 appropriately reflect fair values both as at July 25, 2003 (date of 40% acquisition) and as at September 17, 2003 (date of 10% acquisition). Prior to July 25, 2003, RNC used proportionate consolidation to account for its 50% joint venture interest in Desminic. Subsequent to the July 25, 2003 acquisition, RNC applied full consolidation accounting, whereby 100% of the Desminic financial results are included in the results of RNC. The net asset values of Desminic at the dates of acquisition were in a deficit position. The entire excess purchase price was allocated to property, plant and equipment. The purchase price was allocated as follows at July 25, 2003:

July 25, 2003
Purchase price allocated to Desminic acquisitions	5,867,200
Fair value of Desminic shareholder debt	(1,093,414)
Fair value of Desminic shareholder interest	(200,000)

4,573,786
Deficit at date of purchase	2,275,294

Purchase price allocated to property, plant and equipment	6,849,080

        The following table summarizes the fair value of the assets and liabilities acquired:

July 25, 2003
$
Assets
Current assets	942,657
Property, plant and equipment	11,627,095
Mineral properties	—

Total assets	12,569,752

Liabilities
Current liabilities	5,032,447
Interest payable	(669,108)
Desminic shareholder debt	(1,112,833)
Other liabilities	3,482,046

Total liabilities	6,702,552
Net assets acquired	5,876,220
Total consideration allocated to Desminic acquisitions	5,867,200

ii) Hemco

        The effect of the acquisition of the additional 30% interest in Hemco on July 25, 2003 resulted in a change from proportionate consolidation to account for this joint venture to full consolidation. The fair values of the assets and liabilities were reviewed to determine whether they reflected fair values. No adjustments were determined to be necessary. No non-controlling interest exists at the date of acquisition, as the net asset value at that date was in a deficit position. The purchase was allocated as follows at July 25, 2003:

$
Purchase price allocated to Hemco	900,000
Excess of fair value monetary liabilities over fair value of monetary assets	657,971

Purchase price allocated to property, plant and equipment	1,557,971

        The following table summarizes the fair value of assets and liabilities acquired:

July 25, 2003
$
Assets
Current assets	1,430,989
Property, plant and equipment	1,877,708
Mineral properties	700,000

Total assets	4,008,697

Liabilities
Current liabilities	1,439,869
Other liabilities	1,668,828

Total liabilities	3,108,697

Net assets acquired	900,000

Total consideration allocated to Hemco acquisition	900,000

iii) Tango Mineral Resources Inc.

        On May 12, 2003, RNC entered into a letter of intent to acquire Tango Mineral Resources Inc. ("Tango"). The acquisition was conditional on RNC's completing a minimum financing of CAN$7.5 million and a corporate reorganization. These conditions were satisfied on July 25, 2003. The shareholders of Tango approved a 25 to 1 consolidation of Tango shares. Each Tango share was exchanged for one unit of RNC, with each unit consisting of a common share and one half of a common share purchase warrant. Effective December 4, 2003, the date of the acquisition, the shareholders of Tango received 1,208,897 common shares and 604,449 warrants of RNC (7% of total outstanding), while the RNC shareholders held 15,897,500 shares and 8,776,174 warrants (93% of total). One full warrant was exercisable at CAN$2.25 until December 4, 2004 and at CAN$2.50 thereafter, until expiry on December 4, 2005.

        For accounting purposes, the business combination of RNC with Tango was accounted for using the reverse take-over method of purchase accounting. RNC was deemed to be the acquirer and was assumed to be purchasing the assets and liabilities of Tango, since the original shareholders of RNC became the owners of more than 50% of the voting shares of Tango. The results of the operations of Tango are included from the date of the transaction.

        The 1,208,897 units issued to Tango shareholders at the date of acquisition were valued at CAN$2.00 per unit. At an exchange rate of CAN$1.00 = US$0.72, the total consideration for the acquisition of Tango was $1,740,811.

        The following table summarizes the fair value of assets and liabilities acquired:

July 25, 2003
Assets
Current assets	93,103
Property, plant and equipment	2,298
Mineral properties	1,762,458

Total assets	1,857,859

Liabilities
Current liabilities	117,048
Other liabilities	—

Total Liabilities	117,048

Net assets acquired	1,740,811

Total consideration allocated to Tango acquisition	1,740,811

iv) Acquisition of remaining 20% of Hemco.

        Effective June 30, 2004, RNC issued 855,000 common shares to acquire the outstanding 20% of Hemco that it did not already own. The common shares issued were valued at CAN$1.66. The total value attributable to the 855,000 common shares issued was $1,055,000. At the date of the acquisition, the non-controlling interest in the assets and liabilities of Hemco amounted to $235,000. The excess of the value of consideration paid over the non-controlling interest was allocated to mineral properties at Hemco. At June 30, 2004, RNC owned 100% of Desminic and 100% of Hemco.

8.     Accounts receivable

	Sept. 30/05	Dec. 31/04	Dec. 31/03
	$ unaudited	$	$
Rebates and other receivables	1,985,116	1,169,114	1,181,277
Value-added tax	559,948	764,156	469,306

	2,545,064	1,933,270	1,650,583

9.     Inventory

	Sept. 30/05	Dec. 31/04	Dec. 31/03
	$ unaudited	$	$
Parts and supplies	3,248,054	3,308,938	2,512,534
Gold in process	1,201,492	706,597	304,914

	4,449,546	4,015,535	2,817,448

10.   Property, plant and equipment

	Cost	Accumulated Amortization	Sep. 30/05 Net
	$ unaudited	$	$
Plant and equipment	23,948,658	10,363,695	13,584,963
Pads and ponds	5,929,311	3,370,806	2,558,505
Buildings and installations	788,285	362,680	425,605
Light vehicles	1,422,879	221,100	1,201,779
Furniture and office equipment	120,825	35,483	85,342

	32,209,958	14,353,764	17,856,194

	Cost	Accumulated Amortization	Dec. 31/05 Net
	$	$	$
Plant and equipment	24,072,280	7,998,837	16,073,443
Pads and ponds	5,929,311	2,896,461	3,032,850
Buildings and installations	643,962	310,494	333,468
Light vehicles	500,576	80,316	420,260
Furniture and office equipment	110,587	21,380	89,207

	31,256,716	11,307,488	19,949,228

	Cost	Accumulated Amortization	Dec. 31/03 Net
	$	$	$
Plant and equipment	21,279,883	4,767,866	16,512,017
Pads and ponds	5,929,311	2,174,081	3,755,230
Buildings and installations	643,962	231,662	412,300
Light vehicles	213,938	14,488	199,450
Furniture and office equipment	30,603	8,489	22,114

	28,097,697	7,196,586	20,901,111

11.   Mineral properties

	Sept.30/05	Dec.31/04	Dec.31/03
	$ unaudited	$	$
Hemco concessions (Nicaragua) (note 11 (a))	2,720,000	2,720,000	1,400,000
Tango properties (note 11 (b))	1,666,780	1,666,778	1,762,458
Cerro Quema (Panama) (note 11 (c))	4,031,268	3,155,326	296,555
Santo Domingo (Nicaragua) (note 11 (d))	240,122	240,122	—
Zopilote (Honduras) note 9 (e))	199,000	—	—

	8,857,170	7,782,226	3,459,013

a)
The Hemco concession and producing Bonanza mine are located in northeast Nicaragua. Hemco controls 204,995 hectares for which management is considering various opportunities. On the acquisition of RNC's 80% interest in Hemco, a total of $1,400,000 was allocated to exploration concessions. On acquisition of the remaining 20% interest in Hemco on June 30, 2004, the excess of consideration paid over the non-controlling interest was allocated to the Hemco mineral property (see note 7(iv)).

  In addition, during the fourth quarter of 2004, RNC capitalized $500,000 related to its 20% acquisition of Hemco. RNC was made aware of a legal judgement against Hemco that had not previously been disclosed to RNC. The final negotiated settlement of $500,000 was reached and received court approval.

  Desminic holds exploitation concessions covering 10,950 hectares located near the town of La Libertad in Nicaragua. These concessions were granted in August 1994 for a period of 40 years. In addition, Desminic holds three exploration concessions covering 6,700 hectares. The exploration concessions were granted in July 2002 for a period of 25 years.

  No value has been assigned to the Desminic exploitation or exploration concessions.

b)
The Picachos and Tango properties in Durango, Mexico, as well as the Caber properties in Northern Quebec were acquired as part of the reverse take-over of Tango. At June 30, 2003, the net book value of these properties on the accounting records of Tango was $841,858. On the acquisition of Tango, the excess of the value of common shares issued over the fair value of net assets acquired, $920,600, was attributed to these properties.

  Effective June 29, 2004, RNC sold the Caber properties for net proceeds of approximately $180,000. The proceeds of the sale were applied to reduce the investment in the Tango properties.

  Additionally, effective May 13, 2004, RNC issued 30,000 common shares and paid cash of CAN$46,000 to increase its ownership interest in Minera Tango from 50% to 75%. The terms of this agreement allow RNC to increase its ownership to 100% with qualifying expenditures of CAN$1.5 million prior to December 31, 2006.

  Subsequent to increasing its interest in Minera Tango to 75%, RNC entered into an option agreement with Northwestern Mineral Ventures Inc. ("NWT") to explore RNC's Mexican silver gold epithermal properties.

  Under the terms of the agreement, NWT is to invest a minimum of CAN$1.5 million on qualifying expenditures prior to December 30, 2006 and prepare a bankable feasibility study. Following completion of the minimum expenditures, RNC's ownership will increase from 75% to 100% in these properties. Upon completion of a bankable feasibility study, NWT will earn 50% of the equity in the properties. RNC will be the operator of the exploration program and the operator of any mine developed.

c)
Pursuant to an agreement between RNC and Carena Equities Corp. dated January 2002, RNC earned 10% of the Cerro Quema mine development project in 2002 upon completion of a positive feasibility study.

  Effective April 5, 2004, RNC issued 900,000 common shares and 450,000 common share purchase warrants as part consideration for the purchase of an additional 50% interest in the Cerro Quema mine development project in Panama. In addition, RNC paid cash of $610,000. Each whole common share purchase warrant issued in conjunction with the transaction is exercisable at a price of CAN$2.25 until December 4, 2004, and at a price of CAN$2.50 thereafter until expiry on December 4, 2005. RNC's ownership interest increases from 60% to 100% at no additional cost to RNC on commencement of production.

  The Cerro Quema balance reflects the cost of RNC's acquisitions of its interests in Cerro Quema, the expenditures to prepare the feasibility studies, maintain the property and begin mine development activities.

d)
During April 2004, RNC purchased 100% of the Santo Domingo exploration and exploitation rights located within the boundaries of RNC's La Libertad concessions. The purchase was affected through the payment of $230,000 cash at closing, and a commitment to pay $130,000 on commencement of production as well as a 2% net smelter royalty on production from the Santo Domingo concessions.

e)
On May 30, 2005, RNC acquired 100% of the Zopilote gold project in Honduras in exchange for 325,000 common shares of RNC which were valued at $199,000.

12.   Accounts payable and accrued liabilities

	Sept.30/05	Dec.31/04	Dec.31/03
	$ unaudited	$	$
Trade payables to Nicaraguan vendors	1,452,321	1,210,707	581,530
Trade payables to North American vendors	1,075,494	1,007,200	1,381,401
Assumed from predecessor company*	250,000	514,961	1,584,460
Royalties and taxes payable	435,643	832,125	1,005,617
Accrued liabilities	3,927,816	1,908,566	414,477

	7,141,274	5,473,559	4,967,485

*
In 2000, Desminic assumed $5,653,022 in accounts payable of a predecessor company. Through a Nicaraguan Judicial process, these liabilities were used to acquire the concessions and assets associated with the La Libertad mine. The outstanding amount as at September 30, 2005 was $250,000 (December 31, 2004—$514,961, December 31, 2003—$1,584,460).

13.   Current and long-term debt

	Sept.30/05	Dec.31/04	Dec.31/03
	$ unaudited	$	$
CORNAP (Note 13(a))	2,214,707	2,782,013	3,058,450
Senior lender(b)	—	—	2,253,356
Nicaraguan bank debt (Note 11(c))	601,644	438,263	584,285
Equipment debt (Note 11(d))	300,289	516,989	1,694,651
	3,116,640	3,737,265	7,590,742
Current portion	(1,802,333)	(955,252)	(3,787,284)

	1,314,307	2,782,013	3,803,458

a)
As a result of the privatization in 1992 of the Hemco concessions, Hemco assumed an interest-bearing liability of $9,000,000 to Corporaciones Nacionales del Sector Publico ("CORNAP"), a Nicaraguan government body. Interest is accrued at 1.5% per month. While this debt is not by its terms forgivable, the Company and the predecessor owners of Hemco had negotiated the forgiveness of the payments since 1997 as a result of infrastructure improvements made within the Hemco concessions.

  During 2004, RNC recorded a reduction in the principal amount outstanding to CORNAP of $276,413 as a result of credits for infrastructure improvements. At December 31, 2004 the principal owed to CORNAP was $2,782,013 (December 31, 2003—$3,058,450) all of which is classified as long-term. Full provision was made for accrued interest in current liabilities. In May 2005, management restructured the terms of the outstanding principal and interest associated with this liability. Prior to restructuring, the Company reflected a principal liability of $2,782,013 and an interest liability of $2,300,000 respectively, payable to CORNAP. In the course of restructuring these obligations, CORNAP relieved all interest payable ($2,300,000) and $417,706 of the principal payable. The outstanding principal balance of $2,364,307 is non-interest bearing and is to be repaid through bi-monthly payments of $150,000. Accordingly, $900,000 of the outstanding principal liability has been classified on the balance sheets under "Current' portion of long term debt.

b)
Effective December 6, 2002, Desminic entered into a loan agreement with an international bank for a maximum amount of $3,500,000. Semi-monthly principal payments of $84,500 each commenced on April 13, 2003. Interest was calculated at 10% per annum. The bank was entitled to receive advance payments of principal based on a defined surplus cash flow calculation. The loan was secured by a general assignment of the concessions and the property, plant and equipment of Desminic. This loan was repaid in full in 2004.

  In conjunction with this loan, Desminic was required to enter into a series of option contracts (Note 19). The contracts were eliminated during 2005.

c)
Desminic and Hemco have various working capital loans with local Nicaraguan banks that at September 30, 2005 totalled $601,644 (December 31, 2004—$438,263 and at December 31, 2003—$584,285). The interest rates vary between 12% and 19% per year. The total amount of these loans is due within the next 12 months.

d)
Desminic has various pieces of mobile mine equipment financed through Caterpillar Financial Inc. The loans are secured against the specific equipment to which the loans relate. Interest is calculated at LIBOR plus 4%. The equipment loans will be repaid in 2006.

14.   Due to related parties

	Sept.30/05	Dec.31/04	Dec.31/03
	$ unaudited	$	$
Leslie Coe (note 14(a))	—	—	1,307,884
RNC Management Limited (note 12(a) and (b))	—	125,000	2,875,151
Minerales de Occidente S.A. (note 12 (c))	—	—	528,015

	—	125,000	4,711,050

a)
During May 2002, the shareholders of Desminic acquired, through the United States Federal Depository Insurance Corporation's liquidation of Hamilton Bank N.A., title to certain secured loans advanced to Desminic. The outstanding balance of the loan at the time of acquisition was $10,934,140. The entire loan was acquired by the Desminic shareholders on a pro rata basis for $2,484,767. A total of $900,000, representing a portion of RNC's then 50% share of the loan acquisition cost, was paid on RNC's behalf by RNC Management Limited. The related amount payable from RNC to RNC Management Limited accrues interest at 12% per annum.

  Effective July 25, 2003, in connection with RNC's increase of its indirect interest in Desminic from 50% to 90%, RNC acquired an additional 40% of the Desminic shareholder debt from Auric. The 10% outstanding balance of the Desminic shareholder debt was owed to Leslie Coe, an individual who was a 10% shareholder in Desminic until September 17, 2003. The principal balance of $1,093,414 owed to Leslie Coe represented 10% of the outstanding loan balance at the date of acquisition and accrued interest at 12% per annum. Leslie Coe's 10% interest in the Desminic shareholder debt was secured by 10% of the assets and pledges of Desminic. The amounts owed with respect to the Desminic shareholder debt were as follows:

	Sept.30/05	Dec.31/04	Dec.31/03
	$ unaudited	$	$
Principal payable to Leslie Coe	—	—	1,093,414
Interest payable to Leslie Coe	—	—	214,470
Principal payable to RNC Management	—	—	900,000
Interest payable to RNC Management	—	—	176,533

	—	—	2,384,417

  In connection with the April 27, 2004 private placement (Note 17), RNC paid cash of $1,977,913 and issued 1,584,323 units to satisfy related party debt obligations. The units have the same terms as those issued under the April 27, 2004 private placement. The units were valued at $2,330,354. As a result, all amounts due to related parties were repaid at this time.

b)
RNC Management Limited is related to RNC as it is a private company owned by certain members of RNC's senior management (note 21). The amount owed to RNC Management Limited with respect to mine equipment leasing and management services was $292,571 at December 31, 2004 (December 31, 2003—$1,398,618) These amounts are charged to Desminic at RNC Management Limited's cost plus a 5% administrative charge. Outstanding amounts accrue interest at 12% per annum. In addition, RNC Management Limited loaned RNC $125,000 in December 2004. This loan was unsecured, accrued interest at 12% per annum and had no fixed terms of repayment. In 2003, Hemco owed RNC Management Limited $400,000 as reimbursement for costs incurred on RNC's initial acquisition of its 50% interest in Hemco. This amount was unsecured and non-interest bearing.

c)
Minerales de Occidente ("Minerales") owns the San Andres mine in Honduras. RNC Honduras, a company whose shares are owned by certain members of RNC's senior management, owns 25% of Minerales. During the year ended December 31, 2003, Desminic purchased equipment from Minerales for $842,239, representing the amount Minerales paid for the equipment. This obligation was satisfied through the cash payment of $400,000, and a note payable for the outstanding balance. At December 31, 2004, Desminic owed Minerales $130,918 for parts and supplies purchased during the year. This liability was included in trade accounts payable. At December 31, 2003, Desminic owed Minerales $442,239 related to past services. Amounts owed to Minerales are unsecured, bear interest at 12% per annum and have no fixed terms of repayment. The amounts owed to Minerales were unpaid during 2004.

15.   Non-controlling interest

        On July 25, 2003, RNC increased its ownership in Hemco from 50% to 80%. The non-controlling interest in the net earnings of the joint venture prior to the date of the additional acquisition was $nil, as Hemco was proportionately consolidated by RNC. In addition, Hemco was in a net deficit position at the date of the additional 30% acquisition. For the period July 25, 2003, the 20% interest in the net earnings of the mine was $122,805.

        On June 30, 2004, RNC acquired the remaining 20% of Hemco that it did not already own (note 17(i)). At this time, the non-controlling interest in Hemco was eliminated.

16.   Income taxes

        The Company uses the liability method to provide for future income taxes. Future income taxes arise from the recognition of the income tax consequences of the temporary differences by applying statutory income tax rates applicable to future years' differences between the financial statement carrying amounts and the income tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets it believes will, more likely than not, fail to be realized.

        The tax loss carry forwards for Desminic and Hemco are as follows:

	Desminic	Hemco
2005	$5,227,392		$3,595,014
2006	$17,695,712		$22,619,895
2007	$3,035,540	$	nil
2008	$3,773,684	$	nil

Total	$29,732,328		$26,214,909

        The applicable income tax rate on the mine's earnings is 30%. A valuation allowance has been applied against all of the above future income tax assets. These losses can be utilized through 2007 for Desminic, and 2006 for Hemco.

17.   Capital stock

a)    Authorized

        The Company is authorized to issue an unlimited number of common shares without nominal or par value.

b)    Common shares issued and outstanding

        The following common shares were issued and outstanding as at September 30:

	Sep. 30, 2005		Dec. 31, 2004		Dec. 31, 2003
	Shares	$	Shares	$	Shares	$
	unaudited
Balance—beginning of period	31,291,451	21,095,777	17,106,397	5,908,262	6,620,000	10,000
Common shares issued during the period	—	—	—	—	—	—
Share purchase warrants exercised	570	1,291	695,637	1,437,263	—	—
For acquisitions(i)	325,000	193,639	1,785,000	2,104,680	7,276,397	8,618,667
Private placement(ii)	8,952,000	4,395,301	10,120,000	9,870,218	3,210,000	3,030,498
To satisfy related party debt(iii)	—	—	1,584,323	1,775,354	—	—
Fractional shares adjustment	—	—	94	—	—	—
Reduction in share capital	—	—	—	—	—	(5,750,903)

Balance—end of period	40,569,021	25,686,008	31,291,451	21,095,777	17,106,397	5,908,262

(i)
Effective May 30, 2005 RNC signed an agreement to purchase the Zopilote gold project in Honduras from Standard Mining Corporation for consideration of 325,000 common shares of RNC. The common shares issued in conjunction with the transaction were valued at $193,639.

  During the nine-month period ended September 30, 2004, RNC issued common shares for acquisitions as follows:

	Number of shares	$ Amount
Cerro Quema—increased ownership from 10-60%	900,000	1,000.000
Minera Tango S.A.—increased ownership from 50-75%	30,000	49,680
Hemco—increased ownership from 80-100%	855,000	1,055,000

Subtotal	1,785,000	2,104,680

  Cerro Quema acquisition

  Effective April 5, 2004, RNC issued 900,000 common shares of RNC and 450,000 common share purchase warrants as part consideration for the purchase of an additional 50% interest in the Cerro Quema mine development project in Panama. In addition, RNC paid cash of $610,000 to finalize the purchase. Each whole common share purchase warrant issued in conjunction with the transaction is exercisable at a price of CAN$2.50 until expiry on December 4, 2005.

  The value of the common shares issued was established at CAN$2.00 per common share. The value attributable to the 900,000 common shares issued was $1,000,000 (net of warrant valuation). The 450,000 common share purchase warrants issued in conjunction with the transaction were valued at $370,000 using the BlackScholes option pricing model, an expected life of 1.35 years, a risk-free interest rate of 4%, an expected volatility of 110% and an expected dividend yield of 0%.

  Mineral Tango acquisition

  Mineral Tango holds the Picachos property and Tango claims located in the state of Durango, Mexico. Effective May 13, 2004, RNC issued 30,000 common shares and paid cash of CAN$46,000 to increase its ownership of Minera Tango S.A. ("Minera Tango") from 50% to 75%. The terms of the agreement allow RNC to increase its ownership to 100% with qualifying exploration expenditures of approximately $1.5 million. The value of the common shares issued was established at CAN$2.30 per common share. The total value attributable to the 30,000 common shares issued was $49,680.

  Hemco acquisition

  Effective June 30, 2004, RNC issued 855,000 common shares to acquire the outstanding 20% of Hemco that it did not already own. The common shares issued were valued at CAN$1.66. The total value attributable to the 855,000 common shares issued was $1,055,000. At the date of the acquisition, the non-controlling interest in the assets and liabilities of Hemco amounted to $235,000. The excess of the value of consideration paid over the non-controlling interest was allocated to the exploration concessions at Hemco.

(ii)
Private placement

  Effective March 22, 2005, RNC completed a private placement financing for gross proceeds of CAN$8,952,000. The financing represented the issuance of 8,952,000 units at a price of CAN$1.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of RNC at a price of CAN$1.25 per common share until expiry on March 22, 2010.

  In conjunction with the private placement offering, the agent's received a 7% cash commission and were issued 626,640 options to purchase common shares of RNC at a price of CAN$1.21 per common share for a period of 18 months subsequent to March 22, 2005. The net proceeds of the private placement financing were calculated as follows:

	CAN$	US$
8,952,000 units at CAN$1.00 per unit	8,952,000	7,369,286
Less: 7% Cash commission	(626,640)	(515,850)
Legal and regulatory costs paid in cash	(132,604)	(109,603)

Net cash proceeds	8,192,756	6,743,833

  The net cash proceeds of the private placement amounted to $6,743,833. A value of $4,395,301 was allocated to the common shares issued in conjunction with the private placement, after allocation of the values attributable to the warrant component and the agent's options.

  The 4,476,000 common share purchase warrants issued in conjunction with the transaction were valued at $2,187,189 using the BlackScholes option pricing model, a stock price on March 22, 2005 of CAN$1.00 per common share, an exercise price of CAN$1.25, an expected life of 5 years, a risk-free interest rate of 4%, an expected volatility of 75% and an expected dividend yield of 0%.

  The 626,640 agents' options issued in connection with the private placement were valued at $161,343, using the BlackScholes option pricing model, a stock price on March 22, 2005 of CAN$1.00 per common share, an exercise price of CAN$1.21 per common share, an expected life of 1.5 years, a risk-free interest rate of 4%, an expected volatility of 75% and an expected dividend yield of 0%.

  Effective April 27, 2004, RNC closed a private placement financing of CAN$20,240,000. The financing represented the issuance of 10,120,000 units at a price of CAN$2.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of RNC at a price of CAN$2.50 for a period of 24 months subsequent to April 27, 2004.

  In conjunction with the private placement offering, the Agents' received a 7% cash commission and were issued 708,400 options to purchase common shares of RNC at a price of CAN$2.00 per common share for a period of 18 months, subsequent to April 27, 2004.

  The net proceeds of the private placement financing were calculated as follows:

	CAN$	US$
10,120,000 units at CAN$2.00 per unit	20,240,000	14,997,840
Less: 7% Cash commission	(1,416,800)	(1,049,848)
Legal costs paid in cash	(277,902)	(200,774)

Net cash proceeds	18,545,298	13,747,218

  The net cash proceeds of the private placement amounted to $13,747,218. A value of $9,870,218 was allocated to the common shares issued in conjunction with the private placement, after allocation of the values attributable to the warrant component and the agent's options (note 17 (c) and (d)).

  The 5,060,000 common share purchase warrants issued in conjunction with the transaction were valued at $3,400,000 using the BlackScholes option pricing model, a stock price on April 27, 2004 of CAN$1.84, an exercise price of CAN$2.50 per common share, an expected life of 2 years, a risk-free interest rate of 4%, an expected volatility of 110% and an expected dividend yield of 0%.

  The 708,400 agents' options issued in connection with the private placement were valued at $555,000, using the BlackScholes option pricing model, a stock price on April 27, 2004 of CAN$1.84 per common share, an exercise price of CAN$2.00 per common share, an expected life of 1.5 years, a risk-free interest rate of 4%, an expected volatility of 110% and an expected dividend yield of 0%.

  Related party issuance

  In conjunction with the private placement, RNC paid cash of $1,977,913 and issued 1,584,323 units to satisfy the existing related party debt obligations. The units have the same terms as those issued under the April 27, 2004 private placement. The units were valued at $2,330,354. A value of $1,775,354 was allocated to the 792,162 common share purchase warrants issued. The warrants were valued using the BlackScholes option pricing model, an exercise price of CAN$2.50 per common share, an expected life of 2 years, a risk-free interest rate of 4%, a expected volatility of 110% and an expected dividend yield of 0%.

(iii)
2003 Transactions

  During the year ended December 31, 2003, RNC undertook the following transactions impacting the share capital of the Company.

  Desminic bridge financing

  On June 2, 2003, Desminic entered into a bridge financing for $1,500,000 with its senior lender. Interest on this loan was calculated at 10% per annum. Fees paid were $125,000, plus the issuance by RNC to the senior lender of 310,000 warrants to purchase common shares of RNC. Each warrant had a two-year term and was exercisable for one common share of RNC at an exercise price of CAN$2.25 per common share during year one and CAN$2.50 during year two. This bridge financing was repaid from the proceeds of the July 25, 2003 financing. The 310,000 warrants were valued at $90,619 using the BlackScholes option pricing model, a volatility of 80%, a risk-free interest rate of 3% and an expected dividend yield of 0%.

  Financing and asset purchases

  On July 25, 2003, RNC completed a financing for $7,075,359, consisting of the issuance of a total 5,367,500 units. Each unit was priced at CAN$2.00 and consisted of one common share and one-half of one common share purchase warrant of RNC. One full warrant is exercisable at CAN$2.50 per common share until expiry on December 4, 2005. As part of the compensation for this transaction, 400,000 broker warrants were issued. The 400,000 broker warrants were valued at $116,000 using the BlackScholes option pricing model, a volatility of 80%, a risk-free interest rate of 3% and an expected dividend yield of 0%. The proceeds were used by RNC to:

  •
  repay the bridge loan to a senior lender;

  •
  increase its ownership in Desminic to 90%;

  •
  increase its ownership in Hemco to 80%;

  •
  acquire an option to earn 50% of the Cerro Quema gold project in Panama; and

  •
  acquire an option to purchase a 25% interest in the San Andres mine in Honduras.

  Additional Desminic purchase

  Effective September 17, 2003, RNC acquired the remaining 10% of Desminic for consideration of 700,000 units. Each unit was priced at CAN$2.00 and consisted of one common share and one half of one common share purchase warrant of RNC. One full warrant is exercisable at CAN$2.50 per common share until expiry on December 4, 2005.

  Acquisition of RNC Resources Limited

  On July 25, 2003 RNC acquired the shares of RNC Resources limited in exchange for 6,620,00 common shares and 3,310,000 common share purchase warrants exercisable for two years at a price of CAN$2.25 per common share during year one and CAN$2.50 per common share during year two.

  Forebearance agreement

  In conjunction with the satisfaction and termination of the forbearance agreement on September 26, 2003, RNC issued 117,424 warrants to its senior lenders. One full warrant is exercisable at CAN$2.50 per common share until expiry on December 4, 2005. The 117,424 warrants were valued at $97,070 using the BlackScholes option pricing model, a volatility of 80%, a risk-free interest rate of 3% and an expected dividend yield of 0%.

  Private placement

  On September 26, 2003, RNC completed a financing of CAN$6,420,000 by issuing 3,210,000 units. Each unit was priced at CAN$2.00 and consisted of one common share and one half of one common share purchase warrant. One full warrant is exercisable at CAN$2.50 per common share until expiry on December 4, 2005. As compensation, the agent received a fee of approximately 7%.

  Tango acquisition

  On December 4, 2003, RNC acquired Tango. At closing, the security-holders of RNC received one new Tango share for each RNC share and one New Tango purchase warrant for each RNC purchase warrant. As a result, the shareholders of Tango held 1,208,897 (7% of total) and 604,449 warrants while the RNC shareholders held 15,897,500 shares and 8,776,174 warrants (93% of total) immediately after the acquisition. One full warrant is exercisable at CAN$2.50 per common share until expiry on December 4, 2005.

  Reduction of stated capital

  Effective December 2, 2003, the shareholders of the Company approved that the stated capital of the Company be reduced by the amount of $5,750,903.

c)    Warrants

        For the nine-month periods ended September 30, 2005 and for the years ended 2004 and 2003, share purchase warrants were issued and exercised as follows:

	September 30, 2005		December 31, 2004		December 31, 2003
	Warrants	$	Warrants	$	Warrants	$
	unaudited
Balance—beginning of period	14,987,245	6,991,914	9,380,623	2,880,475	—	—
Issued:
Property acquisition note 17 (b)	—	—	450,000	370,000	—	—
Private placement note 17 b	4,476,000	2,187,189	5,060,000	3,400,000	9,380,623	2,880,475
Related party issuance	—	—	792,162	555,000	—	—
Fractional shares adjustment	—	—	97	—	—	—
Exercised during the period	(570)	(175)	(695,637)	(213,561)	—	—

Balance—end of period	19,462,675	9,178,928	14,987,245	6,991,914	9,380,623	2,880,475

        At September 30, 2005 and 2004, the following common share purchase warrants were issued and outstanding:

	Sept. 30/05	Dec. 31/04
	unaudited
Publicly traded under symbol "RNC.WT"
Exercisable at CAN$2.50 until expiry on December 4, 2005	9,134,513	9,135,083
Exercisable at CAN$2.50 until expiry on April 27, 2006	5,852,162	5,852,162
Exercisable at CAN$1.25 until expiry on March 22, 2010	4,476,000	—

Balance at end of period	19,462,675	14,987,245

d)    Agents' options

        In connection with the March 22, 2005 private placement, 626,640 agents' options were issued. Each agent's option is exercisable for a period of 18 months subsequent to the closing of the private placement, and entitles the holder to purchase a common share of RNC at a price of CAN$1.21. The agent's options were valued using the BlackScholes pricing model at $161,343.

        In connection with the private placement described in Note 17(b), 708,400 agents' options were issued. Each agent's option is exercisable for a period of 18 months subsequent to the closing of the April 27, 2004 private placement, and entitles the holder to purchase a common share of RNC at a price of CAN$2.00. The agent's options were valued using the BlackScholes pricing model at $477,000.

	Agent's Options	Sep. 30/05
		unaudited
Balance—beginning of period	708,400	477,000
Private placement—(March 22, 2005	626,640	161,343

Balance—end of period	1,335,040	638,343

e)    Stock option plan

        The shareholders of the Company have approved a Stock Option Plan (the "Plan") that provides for the issue of common shares of the Company to eligible employees, directors, officers and consultants of the Company and its affiliates. The number of common shares eligible for issuance under the Plan is 4,000,000 (2003 - 2,800,000).

        The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the market price of the stock at the date of the grant. Options granted to employees, officers and consultants vest over two years—one third on the date of grant, one third one year from the date of grant, and one third two years from the date of grant. Options granted to external members of the Board of Directors vest immediately on the date of grant. During the nine-month period ended September 30, 2005 and 2004 stock options were granted, exercised and forfeited as follows:

	September 30, 2005		December 31, 2004		December 31, 2003
	Number of Options	Weighted Average Exercise Price— CAN	Number of Options	Weighted Average Exercise Price— CAN	Number of Options	Weighted Average Exercise Price— CAN
	unaudited
Balance—beginning of period	2,232,000	$2.18	1,497,000	$3.00	1,497,000	$3.00
Granted	1,225,000	$0.71	1,617,000	$1.86	—	—
Exercised	—	—	—	—	—	—
Forfeited	(326,000)	$2.35	(882,000)	$3.00	—	—

Balance—end of period	3,131,000	$1.46	2,232,000	$2.18	1,497,000	$3.00

        The fair value of the stock options granted in the nine-month periods ended September 30, 2005 was estimated at the grant date based on the BlackScholes option-pricing model, using the following assumptions:

Expected dividend yield	0%
Average risk-free interest rate	4.0%
Expected life	2.0 years
Expected volatility	75%

        Stock options granted during 2004 were valued using the same assumptions as presented above, with the exception that a volatility assumption of 110% was used.

        The fair value of the 1,617,000 stock options granted during 2004 was determined to be $836,920, of which $497,969 was expensed in 2004. The unamortized balance related to the options granted in 2004 of $338,971 will be charged to stock-based compensation expense in future periods.

        The fair value of the 1,225,000 stock options granted during 2005 was determined to be $304,535, of which $165,285 was expensed at September, 2005. The unamortized balance of options granted in 2005 of $139,250 will be charged to stock based compensation expense in future periods.

        Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

        At September 30, 2005 the following options were vested and outstanding:

Option Price (CAN$)	Number of Options	Weighted Average Remaining Life Contractual
$0.37	661,667	5.0 years
$1.48	341,667	4.2 years
$1.75	1,026,667	3.7 years
$3.00	360,667	3.2 years

f)    Weighted average common shares outstanding

        For purposes of calculating loss per share for the periods ended September 30, 2004 and 2005 as well as for the years ended December 31, 2004, and 2003, the weighted average number of common shares outstanding has been retroactively adjusted for the 25 to 1 reverse stock split that took place in conjunction with the reverse take-over of Tango.

g)    Contributed surplusp

        During the nine-month periods ended September 30, 2005 and 2004, the changes in the contributed surplus account are as follows:

	Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2003
	$ unaudited	$	$
Balance—beginning of period	2,837,768	913,229	237,699
Add
Main on partials settlement of debt	—	980,000	—
Stock-based compensation expense	769,566	944,539	675,530

Balance—end of period	3,607,334	2,837,768	913,229

18.   Segmented information

        RNC operates three reportable segments. The Desminic and Hemco mines are located in Nicaragua. The corporate segment is located in Canada, is responsible for exploration and business development and provides management, administrative and support services to RNC's other segments. The Cerro Quema mine development project and RNC's Mexican properties are included within the corporate segment. Substantially all of the Company's revenues and property, plant and equipment are located in Nicaragua.

a)    Unaudited segmented consolidated balance sheets at:

September 30, 2005

	Desminic	Hemco	Corporate	Total
Cash and cash equivalents	480,438	278,795	308,590	1,067,823
Accounts receivable	2,097,672	256,781	190,611	2,545,064
Inventory	1,746,482	2,703,064	—	4,449,546

	4,324,592	3,238,640	499,201	8,062,433
Property, plant and equipment, net	13,807,877	4,048,316	—	17,856,193
Mineral properties	240,122	2,720,000	5,897,048	8,857,170

Total assets	18,372,591	10,006,956	6,396,249	34,775,796

Accounts payable and accrued liabilities	4,121,284	1,563,001	1,456,989	7,141,274
Current portion of long-term debt	600,616	1,201,717	—	1,802,333

	4,721,900	2,764,718	1,456,989	8,943,607
Long-term debt	—	1,314,307	—	1,314,307
Asset retirement obligations	802,113	260,423	—	1,062,536

Total liabilities	5,524,013	4,339,448	1,456,989	11,320,450

December 31, 2004

	Desminic	Hemco	Corporate	Total
Cash and cash equivalents	6,290	60,528	20,774	87,592
Accounts receivable	1,349,770	416,573	166,927	1,933,270
Inventory	1,379,362	2,636,173	—	4,015,535

	2,735,422	3,113,274	187,701	6,036,397
Property, plant and equipment, net	16,248,757	3,700,471	—	19,949,228
Mineral properties	240,122	2,720,000	4,822,104	7,782,226

Total assets	19,224,301	9,533,745	5,009,805	33,767,851

Accounts payable and accrued liabilities	3,103,483	1,418,394	951,682	5,473,559
Interest payable	—	2,300,000	—	2,300,000
Unrealized loss on option contracts	2,129,771	—	2,129,771
Current portion of long term debt	727,690	227,562	—	955,252

	5,960,944	3,945,956	951,682	10,858,582
Long-term debt	—	2,782,013	—	2,782,013
Due to related parties	—	—	125,000	125,000
Asset retirement obligations	823,006	276,818	—	1,099,824

Total liabilities	6,783,950	7,004,787	1,076,682	14,865,419

December 31, 2003

	Desminic	Hemco	Corporate	Total
Cash and cash equivalents	305,093	61,708	137,478	504,279
Accounts receivable	948,738	578,583	123,262	1,650,583
Inventory	960,334	1,857,114	—	2,817,448

	2,214,165	2,497,405	260,740	4,972,310

Property, plant and equipment, net	18,377,492	2,523,619	—	20,901,111
Mineral properties	—	1,400,000	2,059,013	3,459,013

Total assets	20,591,657	6,421,024	2,319,753	29,332,434

Accounts payable and accrued liabilities	3,533,573	466,632	967,280	4,967,485
Interest payable	7,032	1,700,000	—	1,707,032
Purchase price payable	—	—	2,750,000	2,750,000
Current portion of long term debt	3,503,198	284,086	—	3,787,284
Current portion of unrealized loss	6,387,940	—	—	6,387,940

	13,431,743	2,450,718	3,717,280	19,599,741
Long-term debt	745,008	3,058,450	—	3,803,458
Due to related parties	4,283,698	427,352	—	4,711,050
Asset retirement obligations	775,656	200,000	—	975,656
Unrealized loss on option contracts	840,778	—	—	840,778
Non-controlling interest	—	122,805	—	122,805

Total liabilities and non-controlling interest	20,076,883	6,259,325	3,717,280	30,053,488

b)    Segmented Statements of Operations for the periods nine months ended September 30, 2005) (unaudited)

September 30, 2005

	Desminic	Hemco	Corporate	Total
Gold sales	11,151,333	9,208,370	—	20,359,703

Mine operating costs	(11,235,507)	(7,428,061)	—	(18,663,568)
Royalties and production taxes	(191,726)	(92,522)	—	(284,248)
Amortization and depletion	(2,572,977)	(473,299)	—	(3,046,276)
Accretion expense and severance costs	(30,985)	—	—	(30,985)

Net operating margin	(2,879,862)	1,214,488	—	(1,665,374)

Administration	(333,676)	(335,390)	(1,273,940)	(1,943,006)
Exploration	(62,436)	(319,293)	(234,929)	(616,658)
Interest expense	(195,416)	(23,974)	(19,355)	(238,745)
Foreign exchange loss	(10,194)	(106,480)	(56,261)	(172,935)
Other income (expense)	(261,246)	2,811,709	12,045	2,562,508
Stock-based compensation expense	—	—	(769,566)	(769,566)
Nicaraguan minimum tax	(287,763)	(280,607)	—	(568,370)
Non-hedge derivative gain (loss)	256,906	—	—	256,906

Income (loss) for the period	(3,773,687)	2,960,453	(2,342,006)	(3,155,240)

Nine-month periods ended September 30, 2004 (unaudited)

September 30, 2004

	Desminic	Hemco	Corporate	Total
Gold sales	15,572,098	8,470,558	—	24,042,656

Mine operating costs	(11,951,129)	(6,581,994)	—	(18,533,123)
Royalties and production taxes	(260,968)	(86,799)	—	(347,767)
Amortization and depreciation	(3,009,257)	(373,021)	—	(3,382,278)
Accretion expense and closure costs	(28,170)	(34,075)	—	(62,245)

Net operating margin (deficit)	322,574	1,394,669	—	1,717,243

Administration	—	—	(998,866)	(998,866)
Exploration	(47,398)	(356,541)	(140,960)	(544,899)
Interest expense	(532,253)	(6,070)	24,332	(513,991)
Foreign exchange loss	(56,933)	(49,714)	(63,080)	(169,727)
Other income (expense)	131,997	(239,255)	(408,042)	(515,300)
Stock based compensation expense	—	—	(562,126)	(562,126)
Nicaraguan minimum tax	(399,678)	(260,708)	—	(660,386)
Non-hedge derivative gain	2,158,902	—	—	2,158,902

Income (loss) before non-controlling interest	1,577,211	482,381	(2,148,742)	(89,150)
Non-controlling interest	—	(112,845)	—	(112,845)

Income (loss) for the period	1,577,211	369,536	(2,148,742)	(201,995)

Year ended December 31, 2004

December 31, 2004

	Desminic	Hemco	Corporate	Total
Gold sales	20,848,022	11,317,524	—	32,165,546

Mine operating costs	(15,505,054)	(8,738,598)	—	(24,288,652)
Royalties and production taxes	(334,351)	(115,830)	—	(450,181)
Amortization and depreciation	(3,439,792)	(671,109)	—	(4,110,901)
Accretion expense and severance costs	(37,560)	(115,802)	—	(153,362)

Net operating margin	1,531,265	1,631,185	—	3,162,450

Corporate administration	(449,316)	(97,011)	(1,260,734)	(1,807,061)
Exploration	(93,094)	(488,500)	(175,617)	(757,211)
Interest income (expense)	(552,506)	(666,908)	25,095	(1,194,320)
Foreign exchange loss	(77,685)	(106,193)	1,090	(182,788)
Other expense	(17,425)	93,870	(389,625)	(313,180)
Stock-based compensation expense	—	—	(944,539)	(944,539)
Nicaraguan income taxes	(519,738)	(348,356)	—	(868,094)

Non-hedge derivative loss	940,582	—	—	940,582

Income (loss) before non-controlling interest	762,083	18,085	(2,744,330)	(1,964,162)
Non-controlling interest	—	(112,845)	—	(112,845)

Income (loss) for the year	762,083	(94,760)	(2,744,330)	(2,077,007)

Year ended December 31, 2003

December 31, 2003

	Desminic	Hemco	Corporate	Total
Gold sales	7,545,262	7,270,105	—	14,815,367

Mine operating costs	(8,350,915)	(6,370,206)	—	(14,721,121)
Royalties and production taxes	(362,484)	—	—	(362,484)
Amortization and depreciation	(3,282,869)	(214,317)	—	(3,497,186)
Accretion expense and closure costs	(3,532)	—	—	(3,532)

Net operating margin (deficit)	(4,454,538)	685,582	—	(3,768,956)

Corporate administration	—	—	(1,985,989)	(1,985,989)
Interest expense	(1,170,755)	(706,252)	—	(1,877,007)
Foreign exchange gain (loss)	(401,474)	93,329	—	(308,145)
Other income (expense)	479,519	(475,409)	—	4,110
Stock-based compensation expense	—	—	(675,530)	(675,530)
Nicaraguan income taxes	—	—	—	—
Non-hedge derivative gain	(5,582,745)	—	—	(5,582,745)

Loss before non-controlling interest and discontinued operations	(11,129,993)	(402,750)	(2,661,519)	(14,194,262)
Non-controlling interest	—	(122,805)	—	(122,805)

Loss before discontinued operations	(11,129,993)	(525,555)	(2,661,519)	(14,317,067)
Income from discontinued operations	—	—	683,415	683,415

Loss for the year	(11,129,993)	(525,555)	(1,978,104)	(13,633,652)

Period from February 28, 2002 to December 31, 2002

	Desminic	Hemco	Corporate	Total
Gold sales	4,322,054	3,020,512	—	7,342,566
Mine operating costs	(4,874,366)	(2,399,537)	—	(7,273,903)
Amortization and depreciation	(1,345,725)	(62,736)	—	(1,408,461)
Accretion expense and severance costs	(13,622)	—	—	(13,622)

Net operating (loss) margin	(1,911,659)	558,239	—	(1,353,4?? ))

Administration	—	—	(573,831)	—
Interest expense	(732,639)	(3,038)	—	(735,677)
Other income (expense)	1,070,059	(790,614)	—	279,445
Non-hedge derivative gain(loss)	(1,463,071)	—	—	(1,463,071
Income (loss) for the period	(3,037,310)	(235,413)	(573,831)	(3,846,554)

c)    Segmented Consolidated Statements of Cash Flows for the periods ended

Nine months ended September 30, 2005 (unaudited)

	Desminic	Hemco	Corporate	Total
Cash provided by (used in)
Operating activities
Income (loss) for the period	(3,773,687)	2,960,453	(2,342,005)	(3,155,239)
Non-cash items
Amortization and depletion	2,572,977	473,299	—	3,046,276
Non cash portion of non-hedge derivative gain	(1,262,632)	—	—	(1,262,632)
Accretion expense and severance costs	(45,848)	—	—	(45,848)
Stock based compensation expense	—	—	769,566	769,566
Non-cash gain on settlement of CORNAP	—	(2,648,371)	—	(2,648,371)
Other non-cash costs (income)	73,997	(108,656)	73,556	38,897

	(2,435,193)	676,725	(1,498,883)	(3,257,351)
Net change in non-cash working capital balances related to operations	(918,582)	237,508	481,623	(199,451)

	(3,353,775)	914,233	(1,017,260)	(3,456,802)

Investing activities
Purchases of property, plant and equipment	(132,097)	(821,144)	—	(953,241)
Investments in mineral properties	—	—	(956,305)	(956,305)

	(132,097)	(821,144)	(956,305)	(1,909,546)

Financing activities
Increase (decrease) in debt	(127,074)	(75,845)	(69,335)	(272,254)
Increase (decrease) in due to related parties	359,799	—	(484,799)	(125,000)
Net proceeds of private placement	—	—	6,743,833	6,743,833
Inter-segment transfers	3,727,297	201,022	(3,928,318)	—

	3,960,022	125,177	2,261,381	6,346,579

Increase (decrease) in cash and cash equivalents	474,150	218,266	287,816	980,232

Cash and cash equivalents—beginning of period	6,290	60,528	20,774	87,592

Cash and cash equivalents—ending of period	480,440	278,794	308,590	1,067,824

Nine-month period ended September 30, 2004 (unaudited)

	Desminic	Hemco	Corporate	Total
Cash provided by (used in)
Operating activities
Income (loss) before non-controlling interest	1,577,210	482,382	(2,148,742)	(89,150)
Non-cash items
Amortization and depletion	3,009,257	373,021	—	3,382,278
Non-cash portion of non-hedge derivative gain	(4,373,712)	—	—	(4,373,712)
Accretion expense and closure costs	28,170	34,075	—	62,245
Stock based compensation expense	—	—	562,126	562,126
Other non-cash costs (income)	(52,775)	—	—	(52,775)

	188,150	889,478	(1,586,616)	(508,988)
Net change in non-cash working capital balances related to operations	(1,612,966)	173,252	(2,316,900)	(3,756,614)

	(1,424,816)	1,062,730	(3,903,515)	(4,265,602)

Investing activities
Purchases of property, plant and equipment	(1,133,521)	(1,391,473)	—	(2,524,992)
Investments in mineral properties	(240,122)	—	(1,333,281)	(1,573,403)

	(1,373,643)	(1,391,473)	(1,333,281)	(4,098,397)

Financing activities
Increase (decrease) in due to related parties	(1,953,344)	(427,352)	—	(2,380,696)
Proceeds of exercise of warrants	—	—	1,223,702	1,223,702
Increase (decrease) in debt	(3,587,254)	45,476	—	(3,541,778)
Net proceeds of private placement	—	—	13,747,218	13,747,218
Inter-segment transfers	8,109,632	786,550	(8,896,183)	—

	2,569,034	404,674	6,074,737	9,048,445

Increase (decrease) in cash and cash equivalents	(229,425)	75,931	837,940	684,446

Cash and cash equivalents—beginning of period	305,093	61,708	137,478	504,279

Cash and cash equivalents—ending of period	75,668	137,639	975,418	1,188,725

Year ended December 31, 2004

	Desminic	Hemco	Corporate	Total
Cash provided by (used in)
Operating activities
Income (loss) before non-controlling interest	762,083	311,728	(2,744,330)	(1,964,162)
Non-cash items
Amortization and depletion	3,439,792	671,109	—	4,110,901
Non cash portion of non-hedge derivative gain	(4,247,639)	—	—	(4,247,639)
Accretion expense and severance costs	37,560	115,802	—	153,362
Stock-based compensation expense	—	—	944,539	944,539
Other non-cash costs (income)	(68,246)	—	—	(68,246)

	(76,450)	1,098,639	(1,799,791)	(777,602)
Net change in non-cash working capital balances related to operations	(2,125,461)	334,712	(2,24,263)	(4,015,011)

	(2,201,911)	1,433,351	(4,024,054)	(4,792,614)

Investing activities
Purchases of property, plant and equipment	(1,311,058)	(1,847,961)	—	(3,159,019)
Proceeds of disposition of mineral properties	—	—	75,000	75,000
Investments in mineral properties	(240,122)	—	(1,468,037)	(1,708,159)

	(1,551,180)	(1,847,961)	(1,393,037)	(4,792,178)

Financing activities
Increase (decrease) in debt	(3,520,516)	(26,603)	(3,547,119)
Decrease in due to related parties	(1,953,344)	(427,352)	125,000	(2,255,696)
Proceeds of private placement	—	—	13,747,218	13,747,218
Proceeds of exercise of warrants	—	—	1,223,702	1,223,702
Inter-segment transfers	8,928,148	867,385	(9,795,533)	—

	3,454,288	413,430	5,175,387	9,168,105

Increase (decrease) in cash and cash equivalents	(298,803)	(1,180)	(116,704)	(416,687)

Cash and cash equivalents—beginning of period	305,093	61,708	137,478	504,279

Cash and cash equivalents—ending of period	6,290	60,528	20,774	87,592

Year ended December 31, 2003

	Desminic	Hemco	Corporate	Total
Cash provided by (used in)
Operating activities
Loss before discontinued operations	(11,129,993)	(402,750)	(2,661,519)	(14,194,262)
Non-cash items
Amortization and depletion	3,282,869	214,317	—	3,497,186
Non-hedge derivative loss	5,582,745	—	—	5,582,745
Stock based compensation expense	—	—	979,239	979,239
Accretion expense and closure costs	3,532	—	—	3,532

	(2,260,847)	(188,433)	(1,682,280)	(4,131,560)
Net change in non-cash working capital balances related to operations	(1,741,788)	18,834	844,020	(878,934)

	(4,002,635)	(169,599)	(838,260)	(5,010,494)

Investing activities
Investments in mineral properties	—	—	(238,856)	(238,856)
Purchases of property, plant and equipment	(1,642,996)	(143,868)	(1,786,864)

	(1,642,996)	(143,868)	(238,856)	(2,025,720)

Financing activities
Increase (decrease) in due to related parties	7,782,573	324,135	(6,229,171)	1,877,537
Proceeds of private placement financing	—	—	7,443,765	7,443,765
Inter-segment transfers	—	—	—	—
Increase (decrease) in debt	(1,932,769)	36,365	—	(1,896,404)

	5,849,804	360,500	1,214,594	7,424,898

Increase (decrease) in cash and cash equivalents	204,173	47,033	137,478	388,684

Cash and cash equivalents—beginning of period	100,920	14,675	—	115,595

Cash and cash equivalents—ending of period	305,093	61,708	137,478	504,279

Period from February 28, 2002 to December 31, 2002

	Desminic	Hemco	Corporate	Total
Cash provided by (used in)
Operating activities
Loss before discontinued operations	(3,037,310)	(235,413)	—	3,272,723
Non-cash items			—
Amortization and depletion	1,345,725	62,736	—	1,463,071
Non-hedge derivative loss	1,463,071		—
Stock based compensation expense
Accretion expense and closure costs	13,622		—	13,622

	(214,892)	(172,677)	—	(387,569)
Net change in non-cash working capital balances related to operations	83,258	(36,659)	—	46,599

	(131,634)	(209,336)	—	(340,970)

Investing activities
Investments in mineral properties
Purchases of property, plant and equipment	(604,177)	(119,002)	—	723,179

Financing activities
Increase (decrease) in due to related parties	(553,621)	106,159	—	(447,462)
Proceeds of private placement financing
Inter-segment transfers
Increase (decrease) in debt	1,221,819	157,174	—	1,378,993

	668,198	263,333	—	931,531

Increase (decrease) in cash and cash equivalents	(67,613)	(65,005)	—	(132,618)

Cash and cash equivalents—beginning of period	168,530	79,680	—	248,210

Cash and cash equivalents—ending of period	100,917	14,675	—	115,592

19.   Gold option contracts and other income (expenses)

a)
Gold option contracts

        The mark to market valuation of the outstanding liability associated with the Company's option contracts was $2,129,771 as at December 31, 2004 (December 31, 2003—$7,228,718). At inception, the option contracts were not designated as hedges. Immediately subsequent to the April 27, 2004 private placement, RNC re-purchased 18,229 ounces from the option contracts at a price of $387 per ounce. At December 31, 2004, option contracts representing 21,848 ounces were outstanding (December 31, 2003 - 92,040).

b)
Other income (expense)

        Other income (expense) for the nine-month period ended September 30, 2005 includes a non-cash gain of $13,648,371 related to the restructuring Corporaciones Nacionales del Sector Publico ("CORNAP") debt.

20.   Commitments and contingencies

        Desminic and Hemco gold sales are subject to a minimum income tax equal to a net 3.0% net smelter royalty ("NSR"). This amount is classified on the consolidated "Statements of operations' as Nicaraguan income taxes.

        In addition, Desminic is subject to a 2% NSR payable to Inversiones Mineras S.A., and the production of Hemco is subject to an additional 1% NSR payable to Auric Resources Limited.

        Desminic and Hemco are subject to annual surface taxes of $296,801 and $80,000, respectively, payable to the Nicaraguan government.

        From time to time, the Company is involved in various legal proceedings in the normal course of operations. The Company does not believe that any of these actions will have a material adverse effect on the Company's financial position.

21.   Related party transactions

        Effective July 25, 2003, RNC Management and RNC Honduras ceased to be a part of RNC (note 4). RNC Management Limited is related to RNC as it is a private company owned by certain members of RNC's senior management. RNC Management Limited leases mining equipment to Desminic and provides technical and administrative management services to Desminic, Hemco and RNC's corporate office in Toronto. The leasing and management services are provided at cost plus a 5% administrative charge to cover banking and related fees.

        During the year ended December 31, 2004 and the period from July 25, 2003 to December 31, 2003, RNC Management charged the following amounts to Desminic and Hemco:

	Sep. 30/05	Dec. 31/04	Dec. 31/03
	$	$	$
Equipment rental	300,500	391,452	154,488
Management fees	1,317,781	1,321,777	1,386,461

	1,618,281	1,713,229	1,540,949

22.   Subsequent events

a)
RNC has reached a purchase agreement with a third party holding a 75% interest in the San Andres mine. The agreement enables RNC to acquire the 75% interest in the operating mine and concessions in exchange for a cash payment of 412,000,000. The same time RNC will acquire the remaining 25% from a related party. The purchased price will be $4, 4000.000 being the pro rate equivalent accepted by the third party. This remaining 25% will be paid in common share.

b)
Yamana Transaction

Yamana Agreement

        On December 4, 2005, the company announced the following transactions with Yamana Gold Inc.

        Yamana will acquire the Company through a share exchange. The company's shareholders will receive 0.12 of a Yamana share for each RNC share tendered. The transaction is subject to shareholder approval.

        Yamana will advance the Company $18.9 million to enable it to complete the San Andres acquisition. RNC had previously announced an agreement to purchase San Andres which was owned 75% by third parties and 25% by RNC (Honduras) Limited which is a related party. This transaction was closed December 16, 2005.

        Yamana will retain the exploration properties surrounding the Hemco/Bonanza Mine but not the exploitation concession containing the Hemco/Bonanza Mine which will be sold to current management of RNC. Yamana will have an option to re-acquire the mine for a period of two years. A loss will accrue to the disposition is dependent on shareholder approval of the acquisition of the Company by Yamana.

c)
Warrants Expiring

        All but 5,060,000 of the 14,987,245 warrants outstanding at September 30, 2005 have expired unexercised at December 4, 2005. The remaining 5,060,000 are exercisable on or before April 27, 2006 at $2.50 Canadian per share.

23.   Reclassification

        Certain comparative figures have been reclassified to conform to the current year presentation.

EXHIBIT "K"

AUDITED FINANCIAL STATEMENTS OF MINERALES DE OCCIDENTE S.A. FOR THE FINANCIAL
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

AND AUDITED FINANCIAL STATEMENTS OF MINERALES DE OCCIDENTE S.A.
FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Auditor's Consent

        We have reviewed the management proxy circular of RNC Gold Inc. (the Company) dated December 31, 2005 relating to the amalgamation of the Company and a wholly owned subsidiary of Yamana Gold Inc.

        We consent to the use in the above-mentioned management proxy circular of our reports to the directors of Minerales de Occidente, S.A. de C.V. on the Balance Sheets of the Company, statements of operations, retained earnings (deficit) and cash flows for the nine months ended September 30, 2005 and 2004 and for each of the years ended December 31, 2004, 2003 and 2002, these reports are dated December 19, 2005, January 28, 2005 and March 3, 2004 respectively. These reports were prepared under the US GAAP and re-expressed in US Dollars on January 20, 2006.

Moore Stephens Baggia y Asociados

Tegucigalpa, Honduras
January 20, 2006

Colonia El Prado, 1a Calle, No. 147, Apdo. Postal No. 1753, Tegucigalpa, M.D.C., Honduras, C.A.
PBX: (504) 239-4795; FAX (504) 231-0932, E-mail: msbaggiayasoc@amnettgu.com y
baggia@moorestephenshn.com—Página Web: www.moorestephenshn.com

Independent Auditors' Report
Board of Directors
MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA)

        We have audited the consolidated balance sheets of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), Santa Rosa de Copan, Honduras, C. A., to December 31, 2004 and 2003 and the related statements of earnings, statements of changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        Except for the indicated in the following paragraph, we conducted our audits in accordance with the international standards on auditing promulgated for the International Accountants Federation. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the general presentation of the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        To December 31, 2003, we did not observe the physical count of the inventories corresponding to parts, supplies and process gold inventory; since the date was prior to the time at which we were engaged as auditors for the Company.

        In our opinion, except for the expressed in paragraph three, if we observed the physical count of the inventories, the financial statements referred present reasonably, in all material respects, the financial position of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), as of December 31, 2004 and 2003 and the results of its operations, changes in stockholders' equity and its cash flows for the year ended, in conformity with United States generally accepted accounting principles (US GAAP), applied in a consistently form.

January 28, 2005
(Except for Note 1, which is at dated January 20, 2006)

Colonia El Prado, 1a Calle, No. 147, Apdo. Postal No. 1753, Tegucigalpa, M.D.C., Honduras, C.A.
PBX: (504) 239-4795; FAX (504) 231-0932, E-mail: msbaggiayasoc@amnettgu.com y
baggia@moorestephenshn.com—Página Web: www.moorestephenshn.com

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Balance Sheets
As of December 31, 2004 and 2003
(Expressed in US Dollars)

	NOTE	2004	2003
		US $	US $
ASSETS
Current Assets
Cash and cash equivalents		586,912	672,769
Accounts Receivables	3	6,086,035	3,150,831
Inventories	4	4,082,583	4,440,856

Total current Assets		10,755,530	8,264,456

Investments	5	232,391	3,047,481
Property, Plant and Equipment, net	6	12,548,400	13,762,210
Other assets, net		106,848	125,985

Total assets		23,643,169	25,200,132

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	1,866,385	2,289,691
Current portion of long term debt	8	3,632,185	2,635,879

Total current liabilities		5,498,570	4,925,570
Long term liabilities
Long term debt	8	2,714,580	6,433,261
Due to related parties	8	1,589,699	2,617,297
Future tax Liability		745,478	1,146,016
Accrued severance		627,773	515,500
Asset retirement obligation		291,856	265,324

Total long term liabilities		5,969,386	10,977,398

Stockholders' Equity
Capital stock
Common stock		33,672	33,672

Retained earnings
Prior year		9,263,492	10,155,925
Current year		2,878,049	(892,433)

Total Retained earnings		12,141,541	9,263,492

Total Stockholder' Equity		12,175,213	9,297,164

Potential Liabilities	12
Total Liabilities and Stockholder' Equity		23,643,169	25,200,132

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Earnings Statement
(Expressed in US Dollars)
For the periods ended at December 31, 2004 and 2003

	NOTE	2004	2003
		US $ US $
Gold sales		26,754,596	18,697,647
Cost of costs		(21,092,386)	(17,306,812)
Depreciation Expenses		(2,055,347)	(1,595,672)
Reclamation Expenses		(45,669)	(43,257)

Mine operating earnings		3,561,194	(248,094)
Other Income (expense)		(74,503)	(396,986)
Foreign exchange gain (loss)		(3,826)	459,468

Operating earnings		3,482,865	(185,701)

Other Expenses
Interests expenses		(1,005,354)	(1,004,398)

Earnings (loss) before income tax expense		2,477,511	(1,190,099)
Income Tax		400,538	297,666

Income for the period		2,878,049	(892,433)

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C.V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Statements of Changes in Stockholders' Equity
(Expressed in US Dollars)
As of December 31, 2004 and 2003

	NOTE	2004	2003
		US $	US $
Common stocks:
At beginning and end of year
5,000 common stocks with a nominal value of US $6.73 each		33,672	33,672

Non-distributed profits:
At beginning of year		9,263,492	10,155,836
Earnings (loss) Net for the period		2,878,049	(892,433)

Total non distributed profits		12,141,541	9,263,492
Total Stockholders' Equity		12,175,213	9,297,164

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Cash Flow Statement
(Expressed in US Dollars)
As of December 31, 2004 and 2003

	NOTE	2004	2003
		US $	US $
Cash flow due to Operational Activities:
Earnings or (loss) net of the period		2,878,049	(892,433)
Adjustments to conciliate the net Earnings of the exercise with the net cash originating of the operational activities:
Depreciations		2,055,347	1,595,672
Increase (decrease) in accounts receivables		(2,935,204)	(1,066,166)
Increase (Decrease) in inventories		358,272	(913,509)
Increase (decrease) in accounts payable and accrued liabilities		(296,655)	143,702
Future tax liability		(400,538)	(297,666)
Increase in Income Tax			(1,206,912)

Provided net cash (used) by operational activities		1,659,271	(2,637,312)

Cash flow due to Investment Activities:
Investments acquisitions		2,815,090	(730,000)
Net increase of property, plant and equipment		(841,537)	(714,264)

Provided net cash (used) by investment activities		1,973,553	(1,444,264)

Cash flow due to financing activities:
Decrease in payables notes		(3,718,681)	4,082,702

Provided net cash (used) by financing activities		(3,718,681)	4,082,702

Increase (decrease) in cash		(85,857)	1,126
Cash at the beginning of the year		672,769	671,643

Cash at the end of the year		586,912	672,769

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Notes to Financial Statements
As of December 31, 2004 and 2003

Note 1

Summary of the Main Accounting Policies

1.     Change in Accounting Policy

        Effective January 1, 2002 Minerales de Occidente, S.A. de C.V. ("MINOSA" or the "COMPANY") adopted U.S. Generally Accepted Accounting Principles ("US GAAP"). Previously the company applied Generally Accepted Accounting Principles in Honduras. The net effect of the change in accounting policy to the retained earnings was $7,977,935 for the year 2004 and $4,330,861 for the year 2003.

        The results from applying the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") don't differ substantially from the results that would be obtained from the application of the CANADIAN Generally Accepted Accounting Principles ("CANADIAN GAAP")

        The Re-expression and the adjustments effect of the financial statements under US GAAP ended at January 20, 2006.

        Below is a summary of most important policies used by Minerales de Occidente, S.A. de C.V. (MINOSA), in the preparation of the financial statements, after adopting the United States generally accepted accounting principles (US GAAP):

a)    Estimates, risks, and uncertainties

        The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. While management believes that these estimates and assumptions relate to the carrying values of mineral properties, plant and equipment, the cost of satisfying asset retirement obligations.

        Realization of the Company's assets is subject to risks and uncertainties including reserves estimations, future gold prices, changes in government legislation, and various operational factors.

b)    Cash and cash equivalents

        Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with original maturity dates of less than three months.

c)     Translation of Foreign Currency

        The Honduran currency is called the lempira ("L"). The company's functional currency is US dollars ("US dollars"). Current assets and current liabilities are translated at the exchange rate as at the balance sheet date. Property, plant and equipment, long-term investments, shareholders' equity are translated at the historical exchange rate. Operating results, except amortization, are translated at the average exchange rate during the period. The lempira to US dollar exchange rates at the period ends were—December 31, 2004 18.6328 Lempiras per US dollar, December 31, 2003 - 17.7482 Lempiras per US dollar.

d)    Inventory

        Finished products and in-process inventory are valued at the lower of average cost and net realizable value. Expenses capitalized as ore in stockpiles and ore being heap-leached include mining and crushing expenses. Materials and supplies are valued at the lower of average cost and replacement cost.

e)     Resource assets

        Mineral property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the following basis:

        Where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over the recoverable proven and probable reserves.

        Reviews are undertaken annually to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is less than the carrying value an impairment exists, a write-down to fair value is recorded through a charge to income.

f)     Property, plant and equipment

        Property, plant and equipment are recorded at cost and amortized on a straight-line or unit-of-production basis over the shorter of the estimated useful life or the life of the mine. Reviews of the carrying amounts of property, plant and equipment are performed when events or changes in circumstances suggest that the carrying amounts may not be recoverable. If it is determined that impairment exists, a write-down is recorded through a charge to income.

g)     Revenue recognition

        Revenue is recognized when title and risk of ownership of the dore have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays; such adjustments have not historically been material.

h)    Exploration and development costs

        Exploration and related costs are expensed in the period incurred. Significant mineral property acquisition costs and development costs relating to specific mineral properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

i)     Financial instruments

        The carrying values of cash and cash equivalents, notes receivable, accounts receivable, investments, accounts payable and accrued liabilities approximate their fair values.

j)     Reclassification

        Certain comparative figures have been reclassified to conform to the current year presentation.

Note 2

Constitution and Activity of the Company

        MINOSA is engaged in the exploration, development and operation of mines in Honduras. The Company was constituted through public deed No. 29 in Tegucigalpa, M.D.C.; dated July 17th, 2000, in the offices of Lawyer Conrado Ernesto Rodríguez as an "Sociedad Anónima de Capital Variable", with a minimum capital of L.500,000 and a maximum of L.1,000,000 divided in 10,000 common shares with a nominal value of L.100 each. The legal address of the Company was established in Tegucigalpa, M.D.C., Republic of Honduras but MINOSA operations can extended over the entire Republic. The main offices are in Santa Rosa de Copan, Department of Copan with the principal asset being the San Andres gold mine. As of December 31, 2004, the paid-in capital was paid.

Note 3

Accounts Receivables

        Accounts receivables are detailed as follows:

	December 31
	2004	2003
Accounts Receivables—gold sales	$1,363,422	$759,017
Accounts Receivables—Related Parties	3,950,071	1,942,239
Other	772,542	449,575

Total	$6,086,035	$3,150,831

        Accounts receivables—Related parties are detailed as follows:

	December 31
	2004	2003
Desarrollo Minero de Nicaragua	$—	$442,239
Corporación de Occidente, S.A. de C.V.	1,500,000	1,125,000
Central American Mining Holding Limited	537,500	375,000
Sociedad Nacional de Inversiones, S.A.(1)	1,912,571	—

Total	$3,950,071	$1,942,239

(1)
To December 31, 2004, we include loans to Sociedad Nacional de Inversiones, S.A. de C.V., (SONISA) for shares sales that the Society maintains in Compañía de Bienes Atlántida, S.A. de C.V. (COBIASA), and part of the shares of RNC Gold were sold to partners.

Note 4

Inventory

        The Inventory is detailed as follows:

	December 31
	2004	2003
In process gold inventory	$1,923,316	$2,970,572
Parts and supplies	2,159,267	1,470,284

Total	$4,082,583	$4,440,856

Note 5

Investments

        Investments are detailed as follows:

	Participation		December 31
	2004	2003	2004	2003
Compañía de Bienes Atlántida, S.A.		40%	$—	$2,317,481
RNC Gold	3%	12%	232,391	730,000

Total			$232,391	$3,047,481

        The company uses the equity method to record in those companies where it owns 20% or more of the outstanding shares.

Note 6

Property, Plant and Equipment

        Property, plant and equipment and accumulated amortization to December 31, 2004 and 2003 are detailed as follows:

	Balance at 31/12/03	Additions	Retirements	Balance at 31/12/04
Land	$808,153			808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	78,945	17,200		96,145
Fields and water tanks	4,251,048	106,792		4,357,840
ADR Plant and Structures	3,036,093	27,631		3,063,724
Mobile equipment	1,108,056	8,452	(2,126)	1,114,382
Light vehicles	384,920	34,163		419,083
Crushing machines and Transporters	8,484,991			8,484,991
Several Equipments	2,539,299	267,076		2,806,375
Property rights	78,543	39,654		118,197
Machinery in transit		342,695		342,695

Sub-total	21,635,313	843,663	(2,126)	22,476,850
Accumulated depreciations	(7,873,103)	(2,055,347)		(9,928,450)

Total Fixed Assets, net	$13,762,210	(1,211,684)	(2,126)	12,548,400

	Balance at 31/12/02	Additions	Retirements	Balance at 31/12/03
Land	$808,153			808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	78,945			78,945
Fields and water tanks	4,063,286	187,762		4,251,048
ADR Plant and Structures	3,034,336	1,757		3,036,093
Mobile equipment	657,711	3,154,326	(2,703,981)	1,108,056
Light vehicles	384,920			384,920
Crushing machines and Transporters	8,484,991			8,484,991
Several Equipments	2,492,680	75,240	(28,621)	2,539,299
Property rights	50,763	27,780		78,543

Sub-total	20,921,050	3,446,865	(2,732,602)	21,635,313
Accumulated depreciations	(6,277,431)	(1,595,672)		(7,873,103)

Total Fixed Assets, net	$14,643,619	1,851,193	(2,732,602)	13,762,210

        To December 31, 2003 the Company's fixed assets and amortization sub ledgers were inadequate.

        During 2004, the Company reconciled and standardized the sub ledgers of fixed assets and amortization. This resulted additional adjustments for the previous periods of US $458,015.

Note 7

Accounts Payable and Accrued Liabilities

        Account payable and accrued liabilities, are detailed as follows:

	December 31
	2004	2003
Local Suppliers	$473,459	$474,118
Foreign Suppliers(1)	1,114,745	1,482,934
Municipality Taxes	22,656	30,911
Other Accounts payables	255,525	301,728

Total	$1,866,385	$2,289,691

(1)
Represent commitments with foreign companies to provide materials and supplies for the mine as well as freight and consulting services.

Note 8

Current and long—term debt

        Current and long—term debt are detailed as follows:

	December 31
	2004	2003
Banco Atlántida(a)	$5,024,515	$8,106,890
Inversiones SARASA(b)	1,322,250	962,250
Terra Mining Inc.(c)	1,589,699	2,617,297

	7,936,464	11,686,437
Long term portion maturity	(4,304,279)	(9,050,558)

Total	$3,632,185	$2,635,879

(a)
On September 12, 2003 Minosa entered into a loan agreement with Banco Atlántida, S.A. for $8,977,122. Repayment terms were 35 monthly principal and interest installments of $289,666.48 each at an interest rate of 10% per annum. The final payment of $339,880.83 was scheduled for August 12, 2006. This loan was secured by the mining concessions.

(b)
The Company entered a series of loans with Inversiones SARASA at a interest rate of 10% with interest paid monthly and the principal to be paid on termination in December 2005.

(c)
On formation of the Minosa the Company entered into a loan agreement with Terra Mining Inc. with repayment in equal monthly installments at an interest rate of 10% with the loan maturing in January 2006.

Note 9

Historical Review of the Mining Concession denominated San Andrés

        On January 27, 1983 Compañia Minerales de Copan, S.A. de C.V. was granted the San Andres mining concession located near the village of San Andres, Municipality of la Union in the Department of Copan, Honduras. The concession area was 399.09 hectares and the grant was for 40 years.

        On January 15, 1998 the concession was transferred to Greenstone Minera de Honduras, S.A. ("Greenstone"). As well the mining and environmental permits were transferred to Greenstone.

        By judicial order the concession, mining and environmental permits were assigned to ("COBIASA") Compañia de Bienes Atlántida, S.A. de C.V. on June 26, 2000.

        In 2001, COBIASA assigned its rights to Minerales de Occidente, S.A. de C.V.

Note 10

Honduras Tax

Value Added Tax

        La Dirección Ejecutiva de Ingresos through Authorization No. GRCS-UV-004-2004 waived Minosa's obligation to pay the Honduran value added tax for the purchase of raw materials and other necessary materials in the mining operation. This authorization was signed in Tegucigalpa, Municipio del Distrito Central on February 18, 2004 and was effective for one year.

Net Asset Tax

        Accordingly to the Mining Law, the net asset tax is not applicable to pre-production companies and for companies during the first five (5) years from the commencement of production. MINOSA began commercial operations in August 2000, thus the company is free from the net asset tax until August 2005.

Special Regulations to determine the Income Tax

        Under the Mining Law, special regulations are established to be observed and applied for determining the income tax of the mining and metallurgical activity, as follows:

  •
  20% amortization rate on all fixed assets.

  •
  The exploration expenses are expensed when they occur or they can be deferred and amortized based on the estimated mine reserves.

  •
  The acquisition value of mining rights from third parties can be amortized over the estimated probable mine reserves.

  •
  The development and preparation expenses, can be deduced in the period when they occur; or can be amortizations in the subsequent periods.

        The accumulated loss can be carried forward for three years.

Note 11

Environmental impact study (EIA)

        In August, 2002, MINOSA presented to the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA), the updated Environmental Impact Study for "West Extension of WATER TANK HILL", located in the area know as Mina San Andrés, Municipio de La Union, Copan. The "West Extension of WATER TANK HILL" was granted through environmental license No. 106-2003 dated May 19, 2003.

        This license covers an area of 13 hectares which was developed as an open pit gold mine. The stated production capacity was 9,100 tons per day over an estimated mine life of four (4) years.

        On May 31, 2004 the Environmental License No. 064-2004 for the operation of the Twin Hill Pit and Cerro Cortés Project was issued.

        The Twin Hills and Cerro Cortés Pits are located on lands which belong to the Municipality of La Union and are considered wooded. In addition to the Environmental License and to the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA) permit, the company also needs the authorization and permission from the Corporación de Desarrollo Forestal (COHDEFOR). The COHDEFOR permit was received in April, 2005.

        The Dirección Ejecutiva de Fomento a la Minería (DEFOMIN), through the Environmental Department, periodically executes environmental pursuit labors to the San Andres Mine. The last Supervision was made January 26 to 30, 2004 according to Legal Letter No. DEF-026-04, document which reflects some observations, recommendations and indicates the execution term. The most important observations are detailed as follows:

  •
  System of eye washing in inadequate places

  •
  Ground affected by hydrocarbons

  •
  Ground affected by hydrocarbons in the oil warehouses due to the inadequate storage

  •
  Oxygen Tanks arranged inadequately

        All these situations were satisfactorily fulfilled according with the Legal Letter No. DEF-026-04; nevertheless, the piezometers construction in front of the cyanided solution tanks is still pending, which will be finished no later than June, 2004. To December 31, 2004, this construction was concluded.

Note 12

Potential Liabilities

        According to Honduran Law employees fired without cause must receive severance pay equivalent to one month's salary for each year employed, with a maximum of 15 months. Although the company is responsible for this contingent liability under normal conditions the sum to be paid each year is not considerable and the costs are charged to expenses as they occur. To December 31, 2004 and 2003 the Company has accrued for severance liability for $627,773 and $515,500, respectively.

        In court with the Juzgado Segundo de Letras Seccional of Copan an ordinary labor demand of First Instance for the severance payment for direct and unfaithful dismissal and other acquired rights by one of the employees, claiming for the severance payment and lost wages. This demand recently was failed in favor of the petitioner being pending the notification of the appraisal.

        Under Honduran law, the government can audit tax returns for the previous five years. To date, the government has not audited any of the annual sales or income tax returns nor any of the employee income tax withholdings returns. Additionally, the municipal tax returns are pending review by the proper Municipal authorities.

Note 13

Going Concern

        During 2003, the Company had a net loss of $1,351,812 and a net operating deficit of $248,094.

        Completion of the Water Tank Hill pit and a delay in obtaining the environmental permit for the East Ledge Pit forced management to mine low grade material resulting in reduced production and high unit operating costs.

        The East Ledge permits were obtained in early 2004 and operations returned to normal. This combined with rising gold prices has resulted in a return to profitability.

Independent Auditors' Report
Board of Directors
MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA)

        We have audited the consolidated balance sheets of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), Santa Rosa de Copan, Honduras, C. A., to December 31, 2003 and 2002 and the related statements of earnings, statements of changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        Except for the indicated in the following paragraph, we conducted our audits in accordance with the international standards on auditing promulgated for the International Accountants Federation. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the general presentation of the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        To December 31, 2003 and 2002, we did not observe the physical count of the inventories corresponding to parts, supplies and process gold inventory; since the date was prior to the time at which we were engaged as auditors for the Company.

        In our opinion, except for the expressed in paragraph three, if we observed the physical count of the inventories, the financial statements referred present reasonably, in all material respects, the financial position of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), as of December 31, 2003 and 2002 and the results of its operations, changes in stockholders' equity and its cash flows for the year ended, in conformity with United States generally accepted accounting principles (US GAAP), applied in a consistently form.

        As it is mentioned in Note 1 to the financial statements, from January 1rst, 2002 the company discontinue the application of the Honduran generally accepted accounting principles (PCGA) by the application of the United States generally accepted accounting principles (US GAAP), as accountant bases for the operations registry and treatment. Due to this change the company registry a series of adjustments in order to reflect the financial statements according to the United States generally accepted accounting principles (US GAAP).

March 3, 2004
(Except for Note 1 which is dated January 20, 2006)

Colonia El Prado, 1a Calle, No. 147, Apdo. Postal No. 1753, Tegucigalpa, M.D.C., Honduras, C.A.
PBX: (504) 239-4795; FAX (504) 231-0932, E-mail: msbaggiayasoc@amnettgu.com y
baggia@moorestephenshn.com—Página Web: www.moorestephenshn.com

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Balance Sheets
At December 31, 2003 and 2002
(Expressed in US Dollars)

	NOTE	2003	2002
		US $	US $
ASSETS
Current Assets
Cash and cash equivalents		672,769	671,643
Accounts Receivables	3	3,150,831	2,084,665
Inventories	4	4,440,856	3,527,346

Total current Assets		8,264,456	6,283,654

Investments	5	3,047,481	2,317,481
Property, plant and Equipment, net	6	13,762,210	14,643,619
Other asset, net		125,985	145,122

Total Assets		25,200,132	23,389,876

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	7	2,289,691	3,382,497
Taxes payable			1,206,912
Current portion of long term debt	8	2,635,879	261,671

Total current liabilities		4,925,570	4,851,080

Long term liabilities
Long term debt	8	6,433,261	2,350,559
Due to related parties	8	2,617,297	3,850,559
Future Tax Liability		1,146,016	1,443,681
Accrued severance		515,500	463,194
Asset retirement obligation		265,324	241,204

Total long term liabilities		10,977,398	8,349,197

Stockholders' Equity
Capital stock
Common stock		33,672	33,672

Retained earnings
Prior year		10,155,925	5,193,590
Current year		(892,433)	4,962,335

Total Retained Earnings		9,263,492	10,155,925

Total Stockholder' Equity		9,297,164	10,189,597

Potential Liabilities	12
Total Liabilities and Stockholder' Equity		25,200,132	23,389,876

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Statement of Operations and Retained Earnings
(Expressed in US Dollars)
For the periods ended at December 31, 2003 and 2002

	NOTE	2003	2002
		US $	US $
Gold sales	9	18,697,647	30,200,817
Cost of sales		(17,306,812)	(18,591,921)
Depreciation Expenses		(1,595,672)	(2,887,665)
Reclamation Expenses		(43,257)	(41,065)

Mine operating earnings		(248,094)	8,680,166

Exploration and geology expenses		—	(614,677)
Other expenses		(396,986)	(125,543)
Foreign exchange gain (expense)		459,379	158,191

Operating earnings		(185,701)	8,098,137

Interests and Bank expenses		(1,004,398)	(778,537)
Investments losses		—	(497,263)

Earnings (loss) before income tax expense		(1,190,099)	6,822,337
Income Tax expense		297,666	(1,860,002)

Income for the period	15	(892,433)	4,962,335

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C.V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Statements of Changes in Stockholders' Equity
(Expressed in US Dollars)
As of December 31, 2003 and 2002

	NOTE	2003	2002
		US $	US $
Common stocks:
At beginning and end of year
5,000 common stocks with a nominal value of L.100 each		33,672	33,672

Non-distributed profits:
At beginning of year		10,155,925	6,168,577
Earnings (loss) Net for the period		(892,433)	4,962,335

Total available		9,263,492	11,130,912
Paid cash dividends			(974,987)

Total Retained Earnings		9,263,492	10,155,925

Total Stockholders' Equity		9,297,164	10,189,597

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Cash Flow Statement
(Expressed in US Dollars)
As of December 31, 2003 and 2002

	NOTE	2003	2002
		US $	US $
Cash flow due to Operational Activities:
Earnings or (loss) net of the period		(892,433)	5,937,322
Adjustments to conciliate the net Earnings of the exercise with the net cash originating of the operational activities:
Depreciations		1,595,672	2,887,665
Increase (decrease) in accounts receivables		(1,066,166)	(1,781,922)
Increase (Decrease) in inventories		(913,509)	(1,265,032)
Increase (decrease) in account payable and accrued liabilities		143,702	1,733,702
Increase in Income Tax		(1,206,912)	1,206,912
Future Tax Liability		(297,666)	(255,343)

Provided net cash (used) by operational activities		(2,637,312)	8,463,304

Cash flow due to Investment Activities:
Investments acquisitions		(730,000)	623,897
Dividend paid			(974,987)
Net increase of property, plant and equipment		(714,264)	(1,228,585)

Provided net cash (used) by investment activities		(1,444,264)	(1,579,675)

Cash flow due to financing activities:
Decrease in payables notes		4,082,702	(6,441,870)

Provided net cash (used) by financing activities		4,082,702	(6,441,870)

Increase (decrease) in cash		1,126	441,759
Cash at the beginning of the year		671,643	229,884

Cash at the end of the year		672,769	671,643

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Notes to Financial Statements
As of December 31, 2003 and 2002

Note 1

Summary of significant accounting policies

2.     Change in Accounting Policy

        Effective January 1, 2002 Minerales de Occidente S.A. de C.V. ("MINOSA" or the "COMPANY") adopted U.S. Generally Accepted Accounting Principles ("US GAAP"). Previously the company applied Generally Accepted Accounting Principles in Honduras. The net effect of the change in accounting policy to the retained earnings was $4,330,861 for the year 2003 and $3,272,209 for the year 2002.

        The results from applying the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") don't differ substantially from the results that would be obtained from the application of the CANADIAN Generally Accepted Accounting Principles ("CANADIAN GAAP")

        The Re-expression and the adjustments effect of the financial statements under US GAAP ended at January 20, 2006.

        Below is a summary of most important policies used by Minerales de Occidente, S.A. de C.V. (MINOSA), in the preparation of the financial statements, after adopting the United States generally accepted accounting principles (US GAAP):

a)    Estimates, risks, and uncertainties

        The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. While management believes that these estimates and assumptions relate to the carrying values of mineral properties, plant and equipment, the cost of satisfying asset retirement obligations.

        Realization of the Company's assets is subject to risks and uncertainties including reserves estimations, future gold prices, changes in government legislation, and various operational factors.

b)    Cash and cash equivalents

        Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with original maturity dates of less than three months.

c)     Translation of Foreign Currency

        The Honduran currency is called the lempira ("L"). The company's functional currency is US dollars ("US dollars"). Current assets and current liabilities are translated at the exchange rate as at the balance sheet date. Property, plant and equipment, long-term investments, shareholders' equity are translated at the historical exchange rate. Operating results, except amortization, are translated at the average exchange rate during the period. The lempira to US dollar exchange rates at the period ends were—December 31, 2003 17.7482 lempiras per US dollar, December 31, 2002 - 16.9233 lempiras per US dollar.

d)    Inventory

        Finished products and in-process inventory are valued at the lower of average cost and net realizable value. Expenses capitalized as ore in stockpiles and ore being heap-leached include mining and crushing expenses. Materials and supplies are valued at the lower of average cost and replacement cost.

e)     Resource assets

        Mineral property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the following basis:

        Where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over the recoverable proven and probable reserves.

        Reviews are undertaken annually to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is less than the carrying value an impairment exists, a write-down to fair value is recorded through a charge to income.

f)     Property, plant and equipment

        Property, plant and equipment are recorded at cost and amortized on a straight-line or unit-of-production basis over the shorter of the estimated useful life or the life of the mine. Reviews of the carrying amounts of property, plant and equipment are performed when events or changes in circumstances suggest that the carrying amounts may not be recoverable. If it is determined that impairment exists, a write-down is recorded through a charge to income.

g)     Revenue recognition

        Revenue is recognized when title and risk of ownership of the dore have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays; such adjustments have not historically been material.

h)    Exploration and development costs

        Exploration and related costs are expensed in the period incurred. Significant mineral property acquisition costs and development costs relating to specific mineral properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

i)     Financial instruments

        The carrying values of cash and cash equivalents, notes receivable, accounts receivable, investments, accounts payable and accrued liabilities approximate their fair values.

j)     Reclassification

        Certain comparative figures have been reclassified to conform to the current year presentation.

Note 2

Constitution and Activity of the Company

        MINOSA is engaged in the exploration, development and operation of mines in Honduras. The Company was constituted through public deed No. 29 in Tegucigalpa, M.D.C.; dated July 17th, 2000, in the offices of Lawyer Conrado Ernesto Rodríguez as an "Sociedad Anónima de Capital Variable", with a minimum capital of L.500,000 and a maximum of L.1,000,000 divided in 10,000 common shares with a nominal value of L.100 each. The legal address of the Company was established in Tegucigalpa, M.D.C., Republic of Honduras but MINOSA operations can extended over the entire Republic. The main offices are in Santa Rosa de Copan, Department of Copan with the principal asset being the San Andres gold mine. As of December 31, 2004, the paid-in capital was paid.

Note 3

Accounts Receivables

        Accounts receivables are detailed as follows:

	December 31
	2003	2002
Accounts Receivables—gold sales	$759,017	$—
Accounts Receivables—Related Parties	1,942,239	1,949,799
Other	449,575	134,866

Total	$3,150,831	$2,084,665

        Accounts receivables—Related parties are detailed as follows:

	December 31
	2003	2002
Desarrollo Minero de Nicaragua	$442,239	$449,799
Corporación de Occidente, S.A. de C.V.	1,125,000	1,125,000
Central American Mining Holding Limited	375,000	375,000

Total	$1,942,239	$1,949,799

Note 4

Inventory

        Inventories are detailed as follows:

	December 31
	2003	2002
In process gold inventory	$2,970,572	$2,143,583
Parts and supplies	1,470,284	1,383,763

Total	$4,440,856	$3,527,346

Note 5

Investments

        Investments are detailed as follows:

	Participation		December 31
	2003	2002	2003	2002
Compañía de Bienes Atlántida, S.A.	40%	40%	$2,317,481	$2,317,481
RNC Gold	12%	12%	730,000	—

Total			$3,047,481	$2,317,481

        The company uses the equity method to record in those companies where it owns 20% or more of the outstanding shares.

Note 6

Property, Plant and Equipment

        Property, plant and equipment and accumulated amortization to December 31, 2003 and 2002 are detailed as follows:

	Balance at 31/12/02	Additions	Retirements	Balance at 31/12/03
Land	$808,153			808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	78,945			78,945
Fields and water tanks	4,063,286	187,762		4,251,048
ADR Plant and Structures	3,034,336	1,757		3,036,093
Mobile equipment	657,711	3,154,326	(2,703,981)	1,108,056
Light vehicles	384,920			384,920
Crushing machines and Transporters	8,484,991			8,484,991
Several Equipments	2,492,680	75,240	(28,621)	2,539,299
Property rights	50,763	27,780		78,543

Sub-total	20,921,050	3,446,865	(2,732,602)	21,635,313
Accumulated depreciations	(6,277,431)	(1,595,672)		(7,873,103)

Total Fixed Assets, nets	$14,643,619	1,851,193	(2,732,602)	13,762,210

	Balance at 31/12/01	Additions	Retirements	Balance at 31/12/02
Land	$808,153			808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	70,549	8,396		78,945
Fields and water tanks	3,449,998	613,288		4,063,286
ADR Plant and Structures	3,032,755	1,581		3,034,336
Mobile equipment	450,235	207,476		657,711
Light vehicles	145,366	239,554		384,920
Crushing machines and Transporters	8,484,991			8,484,991
Several Equipments	2,385,153	107,527		2,492,680
Property rights		50,763		50,763

Sub-total	19,692,465	1,228,585		20,921,050
Accumulated depreciations	(3,389,766)	(2,887,665)		(6,277,431)

Total Fixed Assets, nets	$16,302,699	(1,659,080)		14,643,619

        To December 31, 2003 the Company's fixed assets and amortization sub ledgers were inadequate.

Note 7

Accounts Payable and Accrued Liabilities

        Accounts payable and accrued liabilities, are detailed as follows:

	December 31
	2003	2002
Local Suppliers	$474,118	$1,260,480
Foreign Suppliers(1)	1,482,934	1,515,974
Municipality Taxes	30,911	59,972
Other accounts payable	301,728	546,071

Total	$2,289,691	$3,382,497

(1)
Represent commitments with foreign companies to provide materials and supplies for the mine, as well as freight and consulting services.

Note 8

Current and long-term debt

        Current and long-term debt are detailed as follows:

	December 31
	2003	2002
Banco Atlántida(a)	$8,106,890	$1,500,000
Inversiones SARASA(b)	962,250	1,050,000
Grupo Q	—	62,230
Terra Mining Inc.(c)	2,617,297	3,850,559

	11,686,437	6,462,789
Long term portion maturity	(9,050,558)	(6,201,118)

Total	$2,635,879	$261,671

(a)
On September 12, 2003 Minosa entered into a loan agreement with Banco Atlántida, S.A. for $8,977,122. Repayment terms were 35 monthly principal and interest installments of $289,666.48 each at an interest rate of 10% per annum. The final payment of $339,880.83 was scheduled for August 12, 2006. This loan was secured by the mining concessions.

(b)
The Company entered a series of loans with Inversiones SARASA at a interest rate of 10% with interest paid monthly and the principal to be paid on termination in December 2005.

(c)
On formation of the Minosa the Company entered into a loan agreement with Terra Mining Inc. with repayment in equal monthly installments at an interest rate of 10% with the loan maturing in January 2006.

Note 9

Historical Review of the Mining Concession denominated San Andrés

        On January 27, 1983 Compañía Minerales de Copan, S.A. de C.V. was granted the San Andres mining concession located near the village of San Andres, Municipality of la Union in the Department of Copan, Honduras. The concession area was 399.09 hectares and the grant was for 40 years.

        On January 15, 1998 the concession was transferred to Greenstone Minera de Honduras, S.A. ("Greenstone"). As well the mining and environmental permits were transferred to Greenstone.

        By judicial order the concession, mining and environmental permits were assigned to ("COBIASA") Compañía de Bienes Atlántida, S.A. de C.V. on June 26, 2000.

        In 2001, COBIASA assigned its rights to Minerales de Occidente, S.A. de C.V.

Note 10

Honduras Tax

Value Added Tax

        La Dirección Ejecutiva de Ingresos through Authorization No. GRCS-UV-004-2004 waived Minosa's obligation to pay the Honduran value added tax for the purchase of raw materials and other necessary materials in the mining operation. This authorization was signed in Tegucigalpa, Municipio del Distrito Central on February 18, 2004 and was effective for one year.

Net Asset Tax

        Accordingly to the Mining Law, the net asset tax is not applicable to pre-production companies and for companies during the first five (5) years from the commencement of production. MINOSA began commercial operations in August 2000, thus the company is free from the net asset tax until August 2005.

Special Regulations to determine the Income Tax

        Under the Mining Law, special regulations are established to be observed and applied for determining the income tax of the mining and metallurgical activity, as follows:

  •
  20% amortization rate on all fixed assets.

  •
  The exploration expenses are expensed when they occur or they can be deferred and amortized based on the estimated mine reserves.

  •
  The acquisition value of mining rights from third parties can be amortized over the estimated probable mine reserves.

  •
  The development and preparation expenses can be deduced in the period when they occur; or can be amortizations in the subsequent periods.

        The accumulated loss can be carried forward for three years.

Note 11

Environmental impact study (EIA)

        In August, 2002, MINOSA presented to the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA), the updated Environmental Impact Study for "West Extension of WATER TANK HILL", located in the area know as Mina San Andrés, Municipio de La Union, Copan. The "West Extension of WATER TANK HILL" was granted through environmental license No. 106-2003 dated May 19, 2003.

        This license covers an area of 13 hectares which was developed as an open pit gold mine. The stated production capacity was 9,100 tons per day over an estimated mine life of four (4) years.

        On May 31, 2004 the Environmental License No. 064-2004 for the operation of the Twin Hill Pit and Cerro Cortés Project was issued.

        The Twin Hills and Cerro Cortés Pits are located on lands which belong to the Municipality of La Union and are considered wooded. In addition to the Environmental License and to the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA) permit, the company also needs the authorization and permission from the Corporación de Desarrollo Forestal (COHDEFOR). The COHDEFOR permit was received in April, 2005.

        The Dirección Ejecutiva de Fomento a la Minería (DEFOMIN), through the Environmental Department, periodically executes environmental pursuit labors to the San Andres Mine. The last Supervision was made January 26 to 30, 2004 according to Legal Letter No. DEF-026-04, document which reflects some observations, recommendations and indicates the execution term. The most important observations are detailed as follows:

  •
  System of eye washing in inadequate places

  •
  Ground affected by hydrocarbons

  •
  Ground affected by hydrocarbons in the oil warehouses due to the inadequate storage

  •
  Oxygen Tanks arranged inadequately

        All these situations were satisfactorily fulfilled according with the Legal Letter No. DEF-026-04; nevertheless, the piezometers construction in front of the cyanided solution tanks is still pending, which will be finished no later than June, 2004. To December 31, 2004, this construction was concluded.

Note 12

Potential Liabilities

        According to Honduran Law employees fired without cause must receive severance pay equivalent to one month's salary for each year employed, with a maximum of 15 months. Although the company is responsible for this contingent liability under normal conditions the sum to be paid each year is not considerable and the costs are charged to expenses as they occur. To December 31, 2004 and 2003 the Company has accrued for severance liability for $515,500 and $463,194, respectively.

        In court with the Juzgado Segundo de Letras Seccional of Copan an ordinary labor demand of First Instance for the severance payment for direct and unfaithful dismissal and other acquired rights by one of the employees, claiming for the severance payment and lost wages. This demand recently was failed in favor of the petitioner being pending the notification of the appraisal.

        Under Honduran law, the government can audit tax returns for the previous five years. To date, the government has not audited any of the annual sales or income tax returns or any of the employee income tax withholdings returns. Additionally, the municipal tax returns are pending review by the proper Municipal authorities.

Note 13

Going Concern

        During 2003, the Company had a net loss of $1,351,812 and a net operating deficit of $248,094.

        Completion of the Water Tank Hill pit and a delay in obtaining the environmental permit for the East Ledge Pit forced management to mine low grade material resulting in reduced production and high unit operating costs.

        The East Ledge permits were obtained in early 2004 and operations returned to normal. This combined with rising gold prices has resulted in a return to profitability.

Independent Auditors' Report
Board of Directors
MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA)

        We have audited the consolidated balance sheets of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), Santa Rosa de Copan, Honduras, C. A., to September 30, 2005 and 2004 and the related statements of earnings, statements of changes in stockholders' equity, and cash flows for the Nine Months periods ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the international standards on auditing promulgated for the International Accountants Federation. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the general presentation of the financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred present reasonably, in all material respects, the financial position of MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA), as of September 30, 2005 and 2004 and the results of its operations, changes in stockholders' equity and its cash flows for the Nine Months periods ended, in conformity with United States generally accepted accounting principles (US GAAP), applied in a consistently form.

        As it is mentioned in Note 13, On December 16, 2005 a wholly owned subsidiary of RNC Gold Inc., San Andres (Belize) Limited purchased Terra Mining Inc.'s 75% equity ownership in Minosa. San Andres (Belize) Limited loaned Minosa sufficient funds to repay the Banco Atlántida, S.A. debt, the Inversiones SARASA debt as well as $518,176 for the purchase of mining equipment.

December 19, 2005
(Except for Note 1, which is at dated January 20, 2006)

Colonia El Prado, 1a Calle, No. 147, Apdo. Postal No. 1753, Tegucigalpa, M.D.C., Honduras, C.A.
PBX: (504) 239-4795; FAX (504) 231-0932, E-mail: msbaggiayasoc@amnettgu.com y
baggia@moorestephenshn.com—Página Web: www.moorestephenshn.com

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Balance Sheets
As of September 30, 2005 and 2004
(Expressed in US Dollars)

	Note	30 - Sep 2005	30 - Sep 2004
		(US $)	(US $)
ASSETS
Current Assets
Cash & cash equivalents		427,197	124,101
Accounts Receivables	3	3,512,051	3,920,805
Inventories	4	4,055,384	3,883,133

Total current Assets		7,994,632	7,928,039

Investments	5	232,391	2,533,149
Property, plant and equipment—net	6	13,423,142	12,873,677
Other assets—net		92,495	111,632

Total assets		21,742,660	23,446,497

LIABILITIES
Current Liabilities
Accounts Payables and accrued liabilities	7	2,281,862	1,687,442
Taxes payable		639,975	464,772
Current portion of long term debt	8	4,438,248	4,438,248

Total current liabilities		7,360,085	6,590,462

Long Term Liabilities
Long term debt	8	717,198	1,940,517
Due to related parties	8	609,397	1,892,667
Future tax Liability		561,308	1,146,015
Accrued severance		789,360	595,257
Asset retirement obligation		313,747	285,223

Total Long Term Liabilities		2,991,010	5,859,679

Stockholders' Equity
Capital stock		33,672	33,672

Retained earnings
Prior year		12,141,541	9,263,492
Current year		1,338,976	1,699,192
Paid cash dividends		(2,122,624)

Total Retained earnings		11,357,893	10,962,684

Total Stockholder' Equity		11,391,565	10,996,356

Potential Liabilities	11
Total Liabilities & Stockholder' Equity		21,742,660	23,446,497

The accompanying notes forma an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Earnings Statement
(Expressed in US Dollars)
For the Nine Months periods ended September 30, 2005 and 2004

	Note	30 - Sep 2005	30 - Sep 2004
		(US $)	(US $)
Gold Sales		18,945,235	19,875,715
Sales Costs		(14,601,009)	(15,697,570)
Depreciation Expenses		(1,765,209)	(1,221,869)
Reclamation Expenses		(36,243)	(34,252)

Mine operating earnings		2,542,774	2,922,024
Other expenses		(183,557)	(264,938)
Exploration and geology expenses		(73,896)
Foreign exchange gain (loss)		19,569	320,158

		2,304,890	2,977,244
Interests expenses		(510,109)	(813,280)

Earning (loss) before income tax expense		1,794,781	2,163,964
Income Tax		(455,805)	(464,772)

Income for the Period		1,338,976	1,699,192

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Statements of Changes in Stockholders' Equity
(Expressed in US Dollars)
For the nine months periods ended at September 30, 2005 and 2004

	Note	30 - Sep 2005	30 - Sep 2004
		(US $)	(US $)
Common stocks:
At beginning and end of year
5,000 common stocks with a nominal value of US $6.73 each		33,672	33,672

Non-distributed profits:
At beginning of year		12,141,541	9,263,492
Earnings (loss) Net for the period		1,338,976	1,699,192
Paid cash dividends		(2,122,624)

Total non distributed profits		11,357,893	10,962,684

Total Stockholders' Equity		11,391,565	10,996,356

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Statements of Changes in Stockholders' Equity
(Expressed in US Dollars)
For the nine months periods ended at September 30, 2005 and 2004

	Note	30—Sep 2005	30—Sep 2004
		(US $)	(US $)
Cash provided by (used in) operating activities:
Earning (loss) for the period		1,338,976	1,699,192
Non-Cash items
Amortization and Depletion		1,765,209	1,221,869
(Increase) Decrease in account receivable		2,573,984	(769,974)
(Increase) Decrease in inventories		27,199	557,723
Increase (Decrease) in account payable and accrued liabilities		598,955	(502,614)
Increase in income tax liability		639,975	464,772
Future tax liability		(184,170)

Cash provided by (used in) operating activities:		6,760,128	2,670,968

Cash provided by (used in) invested activities:
Investments acquisitions			514,332
Dividends paid to group shareholders		(2,122,624)
Purchase of property, plant and equipment		(2,625,598)	(318,983)

Cash provided by (used in) invested activities		(4,748,222)	195,349

Cash provided by (used in) financing activities:
Increase (Decrease) in debt		(2,171,621)	(3,415,005)

Increase (decrease) in cash during the period		(159,715)	(548,688)
Cash and cash equivalent—beginning of period		586,912	672,789

Cash and cash equivalents—end of period		427,197	124,101

The accompanying notes form an integral part of these financial statements

MINERALES DE OCCIDENTE, S. A. DE C. V.
(MINOSA)
(Santa Rosa de Copan, Copan)
Honduras, C.A.

Notes to Financial Statements
(Expressed in US Dollars)

Note 1

Summary of the Main Accounting Policies

1.     Change in Accounting Policy

        Effective January 1, 2002 Minerales de Occidente, S.A. de C.V. ("MINOSA" or the "COMPANY") adopted U.S. Generally Accepted Accounting Principles ("US GAAP"). Previously the company applied Generally Accepted Accounting Principles in Honduras. The net effect of the change in accounting policy to the retained earnings was $1,469,740 and $4,025,670 for the nine months ended September 30, 2005 and 2004 respectively.

        The results from applying the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") do not differ substantially from the results that would be obtained from the application of the CANADIAN Generally Accepted Accounting Principles ("CANADIAN GAAP")

        The Re-expression and the adjustments effect of the financial statements under US GAAP ended at January 20, 2006.

        Below is a summary of most important policies used by Minerales de Occidente, S.A. de C.V. (MINOSA), in the preparation of the financial statements, after adopting the United States generally accepted accounting principles (US GAAP):

a)    Estimates, risks, and uncertainties

        The preparation of financial statements in accordance with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. While management believes that these estimates and assumptions relate to the carrying values of mineral properties, plant and equipment, the cost of satisfying asset retirement obligations.

        Realization of the Company's assets is subject to risks and uncertainties including reserves estimations, future gold prices, changes in government legislation, and various operational factors.

b)    Cash and cash equivalents

        Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with original maturity dates of less than three months.

c)     Translation of Foreign Currency

        The Honduran currency is called the lempira ("L"). The company's functional currency is US dollars ("US dollars"). Current assets and current liabilities are translated at the exchange rate as at the balance sheet date. Property, plant and equipment, long-term investments, shareholders' equity are translated at the historical exchange rate. Operating results, except amortization, are translated at the average exchange rate during the period. The lempira to US dollar exchange rates at the period ends were—September 30, 2005 18.6328 lempiras per US dollar, September 30, 2004 - 18.4412 lempiras per US dollar.

d)    Inventory

        Finished products and in-process inventory are valued at the lower of average cost and net realizable value. Expenses capitalized as ore in stockpiles and ore being heap-leached include mining and crushing expenses. Materials and supplies are valued at the lower of average cost and replacement cost.

e)     Resource assets

        Mineral property acquisition and mine development costs, including costs incurred during production to expand ore reserves, are deferred and depleted over their estimated economic lives on the following basis:

        Where the operating plan calls for production from well-defined ore reserves, the unit-of-production method is applied over the recoverable proven and probable reserves.

        Reviews are undertaken annually to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is less than the carrying value an impairment exists, a write-down to fair value is recorded through a charge to income.

f)     Property, plant and equipment

        Property, plant and equipment are recorded at cost and amortized on a straight-line or unit-of-production basis over the shorter of the estimated useful life or the life of the mine. Reviews of the carrying amounts of property, plant and equipment are performed when events or changes in circumstances suggest that the carrying amounts may not be recoverable. If it is determined that impairment exists, a write-down is recorded through a charge to income.

g)     Revenue recognition

        Revenue is recognized when title and risk of ownership of the dore have passed and collection is reasonably assured. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue are recorded in the period of final settlement of prices, weights and assays; such adjustments have not historically been material.

h)    Exploration and development costs

        Exploration and related costs are expensed in the period incurred. Significant mineral property acquisition costs and development costs relating to specific mineral properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

i)     Financial instruments

        The carrying values of cash and cash equivalents, notes receivable, accounts receivable, investments, accounts payable and accrued liabilities approximate their fair values.

j)     Reclassification

        Certain comparative figures have been reclassified to conform to the current year presentation.

Note 2

Constitution and Activity of the Company

        MINOSA is engaged in the exploration, development and operation of mines in Honduras. The Company was constituted through public deed No. 29 in Tegucigalpa, M.D.C.; dated July 17th, 2000, in the offices of Lawyer Conrado Ernesto Rodríguez as an "Sociedad Anónima de Capital Variable", with a minimum capital of L.500,000 and a maximum of L.1,000,000 divided in 10,000 common shares with a nominal value of L.100 each. The legal address of the Company was established in Tegucigalpa, M.D.C., Republic of Honduras but MINOSA operations can extended over the entire Republic. The main offices are in Santa Rosa de Copan, Department of Copan with the principal asset being the San Andres gold mine. As of December 31, 2004, the paid-in capital was paid.

        As at September 30, 2005 Minerales de Occidente, S.A. de C.V. was owned by Terra mining Inc. and 25% by RNC Honduras Limited. (See subsequent event note 13).

Note 3

Accounts receivable

Accounts receivables are detailed as follows:

	September 30, 2005	September 30, 2004
Accounts receivables—gold sales	$609,024	$1,158,704
Receivables Accounts—Related Parties	2,694,074	2,644,041
Other	208,953	118,060

Total	$3,512,051	$3,920,805

        The receivables accounts of related parties to September 30, 2005, are detailed as follows:

	September 30, 2005	September 30, 2004
Stockholder	$807,554	$419,249
Sociedad Nacional de Inversiones, S.A. (SONISA)	1,886,520	2,224,792

Total	$2,694,074	$2,644,041

Note 4

Inventory

The inventory is detailed as follows:

	September 30, 2005	September 30, 2004
In process gold inventory	$1,558,136	$1,938,418
Parts and supplies	2,497,248	1,944,715

Total	$4,055,384	$3,883,133

Note 5

Investments

        Investments are detailed as follows:

	% ownership		September 30
	2005	2004	2005	2004
Compañía de Bienes Atlántida, S.A.		40%	$—	$2,300,758
RNC Gold	3%	3%	232,391	232,391

Total			$232,391	$2,533,149

        As at September 30, 2005, the balance of the investments not was the same as at September 30, 2004.

        The company uses the equity method to record its investments in those companies where it owns 20% or more of the outstanding shares.

Note 6

Property, plant and equipment

        Property, plant and equipment and accumulated amortization to September 30, 2005 and 2004 are detailed as follows:

	Balance at 31/12/04	Additions	Retirements	Balance at 30/09/05
Land	$808,153			$808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	96,145			96,145
Fields and water tanks	4,357,840	2,097,153		6,454,993
ADR Plant and Structures	3,063,724			3,063,724
Mobile equipment	1,114,382	1,312		1,115,694
Light vehicles	419,083	46,797		465,880
Crushing machines and Transporters	8,484,991	339,973		8,824,964
Several Equipments	2,806,375	133,360		2,939,735
Property rights	118,197			118,197
Machinery in transit	342,695			342,695

Sub-total	22,476,850	2,618,595		25,095,445
Accumulated depreciations	(9,928,450)	(1,743,853)		(13,672,303)

Total Fixed Assets, nets	$12,548,400	874,742		$13,423,142

	Balance at 31/12/03	Additions	Retirements	Balance at 30/09/04
Land	$808,153			$808,153
Buildings	865,265			865,265
Hardware Furniture and Equipment	78,945	17,200		96,145
Fields and water tanks	4,251,048			4,251,048
ADR Plant and Structures	3,036,093	8,401		3,044,494
Mobile equipment	1,108,056			1,108,056
Light vehicles	384,920			384,920
Crushing machines and Transporters	8,484,991			8,484,991
Several Equipments	2,539,375	2,737		2,542,036
Property rights	78,543			78,543
Machinery in transit		304,998		304,998

Sub-total	21,635,313	333,336		21,968,649
Accumulated depreciations	(7,873,103)	(1,221,869)		(9,094,972)

Total Fixed Assets, nets	$13,762,210	(888,533)		$12,873,677

Note 7

Accounts payable and accrued liabilities

        Accounts payable and accrued liabilities, are detailed as follows:

	September 30, 2005	September 30, 2004
Local Suppliers	$1,551,439	$692,569
Foreign Suppliers(1)	693,347	815,346
Municipality taxes	14,598	16,862
Interest payables	22,478	162,665

Total	$2,281,862	$1,687,442

(1)
Represent commitments with foreign companies to provide materials and supplies for the mine as well as freight and consulting services.

Note 8

Current and long term dent

        Current and long-term debts are detailed as follows:

	September 30, 2005	September 30, 2004
Banco Atlántida(a)	$3,833,196	$5,416,515
Investments SARASA(b)	1,322,250	962,350
Terra Mining Inc.(c)	609,397	1,892,567

	5,764,843	8,271,432
Long term portion maturity	(1,326,595)	(3,833,184)

Total	$4,438,248	$4,438,248

(a)
On September 12, 2003 Minosa entered into a loan agreement with Banco Atlántida, S.A. for $8,977,122. Repayment terms were 35 monthly principal and interest installments of $289,666.48 each at an interest rate of 10% per annum. The final payment of $339,880.83 was scheduled for August 12, 2006. This loan was secured by the mining concessions.

(b)
The Company entered a series of loans with Inversiones SARASA at a interest rate of 10% with interest paid monthly and the principal to be paid on termination in December 2005.

(c)
On formation of the Minosa the Company entered into a loan agreement with Terra Mining Inc. with repayment in equal monthly installments at an interest rate of 10% with the loan maturing in January 2006.

Note 9

Historical Review of the Mining Concession denominated San Andrés

        On January 27, 1983 Compañía Minerales de Copan, S.A. de C.V. was granted the San Andres mining concession located near the village of San Andres, Municipality of la Union in the Department of Copan, Honduras. The concession area was 399.09 hectares and the grant was for 40 years.

        On January 15, 1998 the concession was transferred to Greenstone Minera de Honduras, S.A. ("Greenstone"). As well the mining and environmental permits were transferred to Greenstone.

        By judicial order the concession, mining and environmental permits were assigned to ("COBIASA") Compañía de Bienes Atlántida, S.A. de C.V. on June 26, 2000.

        In 2001, COBIASA assigned its rights to Minerales de Occidente, S.A. de C.V.

Note 10

Honduras Tax

Value Added Tax

        La Dirección Ejecutiva de Ingresos through Authorization No. GRCS-UV-004-2004 waived Minosa's obligation to pay the Honduran value added tax for the purchase of raw materials and other necessary materials in the mining operation. This authorization was signed in Tegucigalpa, Municipio del Distrito Central on February 18, 2004 and was effective for one year.

Net Asset Tax

        Accordingly to the Mining Law, the net asset tax is not applicable to pre-production companies and for companies during the first five (5) years from the commencement of production. MINOSA began commercial operations in August 2000, thus the company is free from the net asset tax until August 2005.

Special Regulations to determine the Income Tax

        Under the Mining Law, special regulations are established to be observed and applied for determining the income tax of the mining and metallurgical activity, as follows:

  •
  20% amortization rate on all fixed assets.

  •
  The exploration expenses are expensed when they occur or they can be deferred and amortized based on the estimated mine reserves.

  •
  The acquisition value of mining rights from third parties can be amortized over the estimated probable mine reserves.

  •
  The development and preparation expenses, can be deduced in the period when they occur; or can be amortizations in the subsequent periods.

        The accumulated loss can be carried forward for three years.

Note 11

Study of Environmental impact (EIA)

        On August, 2002, Minerales de Occidente, S.A. of C.V. presented to the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA), the updated Environmental Impact Study of the project "West Extension of the Extraction Edge WATER TANK HILL", located in the area know as Mina San Andrés, Municipio de La Union, Copan. The "West Extension of the Extraction Edge WATER TANK HILL", was granted through environmental license No. 106-2003 dated May 19, 2003.

        This extension will be developed in a single stage, over an area of 13 hectares and the use of material through an opened sky mine extraction of auriferous mineral deposits of the present edge. 9,100 daily tons of minerals is the projected capacity and the considered life of the project is four (4) years.

        Actually the Company is analyzing the Environmental Impact Study of the Edge Twin Hill Project, in order to obtain the Environmental License for operation.

        On May 31, 2004 the Environmental License No. 064-2004 for the operation of the Edge Twin Hill and Cerro Cortés Project was issued.

        The Twin Hills and Cerro Cortés Edges are common lands which belong to Municipality La Union, considered wooded and covered with pine trees. Reason why although the Company has the Environmental License and authorization for the operation of this edge from the Natural Resource and Environmental Office (Secretaria de Estado en los Despachos de Recursos Naturales y Ambiente, (SERNA), also needs the authorization and permission from the Corporación de Desarrollo Forestal (COHDEFOR). The COHDEFOR permit was received in April, 2005.

Note 12

Potential Liabilities

        According to Honduran Law employees fired without justified cause must receive severance pay equivalent to one month's salary for each year employed, with a maximum of 15 months. Although the company is responsible for this contingent liability under normal conditions the sum to be paid each year is not considerable and the costs are charged to expenses as they occur. To September 30, 2005 and 2004, the Company has liabilities for severance pay for US $789,360 and US $595,257.

        Actually there is in court with the Juzgado Segundo de Letras Seccional of Copan an ordinary labor demand of First Instance for the severance payment for direct and unfaithful dismissal and other acquired rights by one of the employees, claiming for the severance payment and fallen wages. This demand recently was failed in favor of the petitioner being pending the notification of the appraisal.

        Sales and Income Tax return, as well as the tax withholdings made to executives and the rest of the company's employees for income tax to December 31, 2000 to 2004, are pending to be reviewed by the proper fiscal authorities. The returns presented to the Municipality of San Andrés are pending to be reviewed by the proper Municipal authorities.

        According to the current law in Honduras, income tax returns are subjected to reviewed by tax authorities for the last five (5) years.

Note 13

Subsequent event

        On December 16, 2005 a wholly owned subsidiary of RNC Gold Inc., San Andres (Belize) Limited purchased Terra Mining Inc.'s 75% equity ownership in Minosa. San Andres (Belize) Limited loaned Minosa sufficient funds to repay the Banco Atlántida, S.A. debt, the Inversiones SARASA debt as well as $518,176 for the purchase of mining equipment.

        It was also announced that San Andres (Belize) Limited would acquire the 25% of Minosa owned by RNC (Honduras) Limited.

EXHIBIT "L"

PRO FORMA FINANCIAL STATEMENTS OF RNC AND YAMANA

To the Directors of RNC Gold Inc.

Compilation Report on Pro Forma Financial Statements

        We have read the accompanying unaudited pro forma balance sheet of RNC Gold Inc. (the company) as at September 30, 2005 and unaudited pro forma statements of operations for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

  1.
  Compared the figures in the columns captioned "RNC Gold Inc., Minerales Occidente S.A. and Yamana Gold Inc." to the unaudited financial statements of each company as at September 30, 2005 and for the nine months then ended, and the audited financial statements of the companies for the year ended December 31, 2004, respectively, and found them to be in agreement.

  2.
  Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

  a)
  the basis for determination of the pro forma adjustments; and

  b)
  whether the pro forma financial statements comply as to form in all material respects with Canadian standards.

    The officials:

    a)
    described to us the basis for determination of the pro forma adjustments, and

    b)
    stated that the pro forma statements comply as to form in all material respects with Canadian standards.

  3.
  Read the notes to the pro forma statements, and found them to be consistent with the basis described for determination of the pro forma adjustments.

  4.
  Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "RNC Gold Inc., Minerales Occidente S.A." and Yamana Gold Inc., as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma Yamana Gold Inc." to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information.

        Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) PriceWaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

January 23, 2006

Yamana Gold Inc.
Pro Forma Consolidated Balance Sheet
Unaudited
As at September 30, 2005
(expressed in U.S. dollars)

	RNC Gold Inc.	Minerales de Occidente S.A.	Minosa Acquisition & Financing	Pro forma RNC Gold Inc.	Yamana Gold Inc.	Disposition of Hemco	Plan of Arrangement	Pro forma Yamana Gold Inc.
			(note 2)			(note 3)	(note 4)
Assets
Current assets
Cash & cash equivalents	1,067,823	427,197	(402,947)	1,092,073	107,790,000	221,205	(18,903,000)	90,200,278
Accounts receivable	2,545,064	3,512,051	(2,696,594)	3,360,521	161,000	(256,781)	—	3,264,740
Inventory	4,449,546	4,055,384	—	8,504,930	8,485,000	(2,703,064)	—	14,286,866
Advances and deposits	—	—	—	—	4,214,000	—	—	4,214,000
Income tax recoverable	—	—	—	—	1,363,000	—	—	1,363,000

	8,062,433	7,994,632	(3,099,541)	12,957,524	122,013,000	(2,738,640)	(18,903,000)	113,328,884
Investments	—	232,391	(232,391)	—	—	—	—	—
Property, plant and equipment	17,856,194	13,515,637	1,036,176	32,408,007	25,077,000	(4,048,316)	—	53,436,691
Assets under construction	—	—	—	—	92,748,000	—	—	92,748,000
Mineral properties	8,857,170	—	11,500,557	20,357,727	61,511,000	—	12,786,068	94,654,795
Other assets	—	—	—	—	42,279,000	—	—	42,279,000
Future income tax assets	—	—	—	—	1,578,000	—	—	1,578,000
	34,775,797	21,742,660	9,204,801	65,723,258	345,206,000	(6,786,956)	(6,116,932)	398,025,370

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7,141,274	2,281,862	4,000,000	13,423,136	16,525,000	(1,563,001)	(1,740,000)	26,645,135
Taxes payable	—	639,975	—	639,975	—	—	—	639,975
Current portion of long term debt	1,802,333	4,438,248	14,209,822	20,450,403	—	(601,717)	(18,903,000)	945,686

	8,943,607	7,360,085	18,209,822	34,513,514	16,525,000	(2,164,718)	(20,643,000)	28,230,796
Long term liabilities
Long term debt	1,314,307	717,198	(717,198)	1,314,307	104,121,000	(438,102)	—	104,997,205
Due to related parties	—	609,397	(609,397)	—	—	—	—	—
Future tax liability	—	561,308	2,875,139	3,436,447	8,562,000	—	3,196,517	15,194,964
Royalty payable	—	—	838,000	838,000	—	—	—	838,000
Asset retirement obligations	1,062,536	1,103,107	—	2,165,643	5,874,000	(260,423)	—	7,779,220

	2,376,843	2,991,010	2,386,544	7,754,397	118,557,000	(698,525)	3,196,517	128,809,389
Shareholders' equity (deficiency)
Capital stock
Common stock	25,686,008	33,671	(33,671)	25,686,008	205,483,000	—	4,049,097	235,218,105
Warrants	9,178,928	—	—	9,178,928	3,740,000	—	(8,352,896)	4,566,032
Agents options	638,343	—	—	638,343	—	—	(638,343)	—
Contributed surplus	3,607,334	—	—	3,607,334	4,676,000	—	(3,307,286)	4,976,048
Deficit								—
Prior year	(12,500,027)	10,018,918	(10,018,918)	(12,500,027)	263,000	(3,923,713)	16,423,740	263,000
Current year	(3,155,239)	1,338,976	(1,338,976)	(3,155,239)	(4,038,000)	—	3,155,239	(4,038,000)
	—	—		—	—	—	—	—

	(15,655,266)	11,357,894	(11,357,894)	(15,655,266)	(3,775,000)	(3,923,713)	19,578,979	(3,775,000)

	23,455,347	11,391,565	(11,391,565)	23,455,347	210,124,000	(3,923,713)	11,329,551	240,985,185
	34,775,797	21,742,660	9,204,801	65,723,258	345,206,000	(6,786,956)	(6,116,932)	398,025,370

Yamana Gold Inc.
Pro Forma Consolidated Statement of Operations
Unaudited
For the nine month period ended September 30, 2005
(expressed in U.S. dollars)

	RNC Gold Inc.	Minerales de Occidente S.A.	Minosa Acquisition & Financing	Proforma RNC Gold Inc.	Yamana Gold Inc.	Disposition of Hemco	Plan of Arrangement	Proforma Yamana Gold Inc.
			(note 5a)				(note 5a)
Gold sales	20,359,703	18,945,235	—	39,304,938	29,383,000	(9,208,370)	—	59,479,568
Cost of sales	(18,663,568)	(14,601,009)	—	(33,264,577)	(20,952,000)	7,428,061	—	(46,788,516)
Royalties and production taxes	(284,248)	—	—	(284,248)	—	92,522	—	(191,726)
Depreciation, amortization and depletion	(3,046,276)	(1,765,209)	(1,725,000)	(6,536,485)	(4,570,000)	473,299	(1,917,900)	(12,551,086)
Accretion of assets retirement obligation	(30,985)	(36,243)	—	(67,228)	(258,000)	—	—	(325,228)

Mine operating earnings	(1,665,374)	2,542,774	(1,725,000)	(847,600)	3,603,000	(1,214,488)	(1,917,900)	(376,988)
Corporate administration	(1,943,006)	—	—	(1,943,006)	(6,314,000)	335,390	—	(7,921,616)
Exploration	(616,658)	(73,896)	—	(690,554)	—	319,293	73,896	(297,365)
Foreign exchange gain (loss)	(172,935)	19,569	—	(153,366)	3,426,000	106,480	—	3,379,114
Other income (expense)	2,562,508	(183,557)	(232,391)	2,146,560	—	(2,811,709)	—	(665,149)
Stock based compensation	(769,566)	—	—	(769,566)	(2,303,000)	—	—	(3,072,566)
Non-Hedge derivative gain (loss)	256,906	—	—	256,906	—	—	—	256,906

Operating earnings	(2,348,125)	2,304,890	(1,957,391)	(2,000,626)	(1,588,000)	(3,265,034)	(1,844,004)	(8,697,664)
Investment and other business income (loss)	—	—	—	—	1,419,000	—	(283,500)	1,135,500
Interest expense	(238,744)	(510,109)	(907,691)	(1,656,544)	—	23,974	1,417,700	(214,870)

Earnings (loss) before income tax expense	(2,586,869)	1,794,781	(2,865,082)	(3,657,170)	(169,000)	(3,241,060)	(709,804)	(7,777,034)
Income tax
Current income tax	(568,370)	(455,805)	—	(1,024,175)	(28,000)	280,607	—	(771,568)
Future income tax	—	—	431,250	431,250	(3,841,000)	—	479,500	(2,930,250)

	(568,370)	(455,805)	431,250	(592,925)	(3,869,000)	280,607	479,500	(3,701,818)

Income (loss) for the period	(3,155,239)	1,338,976	(2,433,832)	(4,250,095)	(4,038,000)	(2,960,453)	(230,304)	(11,478,852)
Weighted average number of common shares outstanding								135,394,356
Loss per common share								(0.09)

Yamana Gold Inc.
Pro Forma Consolidated Statement of Operations
Unaudited
For the periods ended December 31, 2004
(expressed in U.S. dollars)

	RNC Gold Inc.	Minerales de Occidente S.A.	Minosa Acquisition & Financing	Proforma RNC Gold Inc.	Yamana Gold Inc.	Disposition of Hemco	Plan of Arrangement	Proforma Yamana Gold Inc.
	(12 months)	(12 months)	(note 5b)		(10 months)		(note 5b)
Gold sales	32,165,546	26,754,596	—	58,920,142	32,298,000	(11,317,524)	—	79,900,618
Cost of sales	(24,738,834)	(21,092,386)	—	(45,831,220)	(17,755,000)	8,899,428	—	(54,686,792)
Depreciation, amortization and depletion	(4,110,902)	(2,055,347)	(2,300,000)	(8,466,249)	(4,541,000)	671,110	(2,557,000)	(14,893,139)
Accretion of assets retirement obligation	(153,362)	(45,669)	—	(199,031)	(364,000)	115,802	—	(447,229)

Mine operating earnings	3,162,448	3,561,194	(2,300,000)	4,423,642	9,638,000	(1,631,184)	(2,557,000)	9,873,458
Corporate administration	(1,807,061)	—	—	(1,807,061)	(5,487,000)	97,011	—	(7,197,050)
Exploration	(757,211)	(74,503)	—	(831,714)	—	488,500	74,503	(268,711)
Foreign exchange gain (loss)	(182,788)	(3,826)	—	(186,614)	1,848,000	106,193	—	1,767,579
Other income (expense)	(313,180)	—	(232,391)	(545,571)	—	(93,870)	—	(639,441)
Stock based compensation	(944,539)	—	—	(944,539)	(2,191,000)	—	—	(3,135,539)
Non-Hedge derivative gain (loss)	940,582	—	—	940,582	—	—	—	940,582

Operating earnings	98,251	3,482,865	(2,532,391)	1,048,725	3,808,000	(1,033,350)	(2,482,497)	1,340,878
Investment and other business income (loss)	—	—	—	—	792,000	—	(378,000)	414,000
Interest expense	(1,194,320)	(1,005,354)	(884,946)	(3,084,620)	—	666,909	1,890,300	(527,411)
Non-controlling interest	(112,845)	—	—	(112,845)	—	112,845	—	—

Earnings (loss) before income tax expense	(1,208,914)	2,477,511	(3,417,337)	(2,148,740)	4,600,000	(253,596)	(970,197)	1,227,467
Income tax
Current income tax	(868,093)	—	—	(868,093)	(1,387,000)	348,356	—	(1,906,737)
Future income tax	—	400,538	575,025	975,563	(430,000)	—	639,300	1,184,863

	(868,093)	400,538	575,025	107,470	(1,817,000)	348,356	639,300	(721,874)

Income (loss) for the period	(2,077,007)	2,878,049	(2,842,312)	(2,041,270)	2,783,000	94,760	(330,897)	505,593
Weighted average number of common shares outstanding								105,776,356
Loss per common share								0.00

Yamana Gold Inc.
Notes to the unaudited Pro Forma Consolidated Financial Statements
(Unaudited)
September 30, 2005
(expressed in U.S. dollars)

1.     Basis of presentation

        The unaudited pro forma financial statements have been prepared in connection with the proposed acquisition of RNC Gold Inc. ("RNC" or the "Company") by Yamana Gold Inc. ("Yamana") and concurrently the disposition of Hemco de Nicaragua S.A. ("Hemco") excluding its exploration properties. The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations of RNC have been prepared in connection with the acquisition of Minerales de Occidente S.A., ("Minosa") the owner of the San Andres gold mine in Honduras.

        In compiling the unaudited pro forma consolidated balance sheet and the pro forma consolidated statement of operations, the following historical information was used:

  (a)
  the unaudited balance sheet of RNC as at September 30, 2005, and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

  (b)
  the unaudited balance sheet of Yamana as at September 30, 2005 and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

  (c)
  the unaudited balance sheet of Minosa as at September 30, 2005, and the unaudited statement of operations for the period from January 1, 2005 to September 30, 2005;

  (d)
  the audited financial statements of RNC for the year ended December 31, 2004;

  (e)
  the audited financial statements of Minosa for the year ended December 31, 2004; and

  (f)
  the audited financial statements of Yamana for the period ended December 31, 2004.

        The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the September 30, 2005 and 2004 unaudited financial statements and the audited December 31, 2004 financial statements including notes thereto as listed above.

        The unaudited pro forma consolidated balance sheet gives effect to the proposed transactions as if they had occurred as at September 30, 2005. The unaudited pro forma consolidated statements of operations give effect to the proposed transactions as if they had occurred as at January 1, 2005 and 2004.

        The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations may not be indicative of either the financial position or the results that actually would have occurred if the events herein had been in effect on the dates indicated or the results that may be obtained in the future.

        The accounting policies used in the compilation are set out in Yamana's consolidated financial statements. Accounting policy differences may be identified upon consummation of the proposed acquisition.

2.     Pro forma assumptions and adjustments with respect to the September 30, 2005 consolidated balance sheet

Purchase of Minosa

        On December 16, 2005, RNC acquired from Terra Mining Inc. ("Terra"), a private Belize company, 75% of the outstanding shares in the capital of Minosa. The consideration was the payment of $12 million and the granting of a net smelter return royalty on the production from the San Andres mine. The royalty is to be calculated as 1% on the first $20 million of annual revenue and 0.5% on all annual revenue in excess of $20 million subject to a cumulative aggregate maximum payment of $1.5 million. This royalty has been valued at $838,000 using the current mine plan, a future gold price of $400 per ounce and an 8% discount rate. Additionally, it was agreed that the loans to a local Honduran bank would be repaid ("Honduran loans").

        RNC has also exercised an option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which is the indirect owner of the remaining 25% interest in the San Andres mine. The optioned shares to be acquired are owned by certain senior executives of RNC. The parties have agreed that the purchase price for the optioned shares will be $4 million, being the pro rata share of the cash portion of the purchase price to be received by Terra. The optionees further have agreed to accept 872,073 common shares of Yamana in satisfaction of the purchase price. These shares are to be of the same type and having the same terms as the shares issued to finance the purchase of RNC by Yamana.

        For purposes of the pro forma statements the acquisition is reflected in RNC with the consideration to the senior executives being a $4,000,000 note payable. If the Yamana transaction does not proceed this note would be converted to RNC shares.

        RNC will also acquire a 0.667% net smelter royalty on the Minosa production for consideration of $250,000.

(a) Transaction adjustments

        The following adjustments were made to the financial statements of Minosa:

  (i)
  Accounts receivable of $2,696,594 will be distributed as a dividend in kind.

  (ii)
  Shares of RNC valued in the financial statements of Minosa at $232,391 are to be distributed to key employees of RNC prior to amalgamation with Yamana and have been expensed as a remuneration expense.

  (iii)
  The Minosa purchase price was calculated as follows:

Acquisition of 75%	12,000,000
Acquisition of 25%	4,000,000
Minosa debt acquired	5,764,843
Grant of NSR royalty	838,000
Acquisition of 0.667% royalty	250,000

Total consideration	22,852,843

        The purchase price was allocated as follows:

Net working capital acquired	(1,814,895)
Property plant and equipment—net	(13,515,637)
Asset retirement obligation	1,103,107

(14,227,425)
Deferred tax calculated at 25%	8,625,418
2,875,139

Excess of purchase price over the carrying value of the assets acquired	11,500,557

        The $4,000,000 related to the acquisition of 25% interest in Minosa is to be paid through the distribution of 872,073 Yamana common shares. For the RNC unaudited pro forma balance sheet it has been recorded as an account payable and as a share issuance in the Yamana unaudited pro forma balance sheet.

        The entire excess purchase price over the carrying value of the assets acquired for the Minosa acquisition was allocated to Mineral Properties.

        This purchase price allocation is preliminary and will be subject to revision from final examination.

Financing of the Minosa acquisition

        In connection with the Arrangement, Yamana has entered into a credit agreement (the "Credit Agreement") with a wholly owned subsidiary ("Subco") of RNC whereby Yamana has made a senior secured loan to Subco in the amount of $18,903,000. The Loan was used to complete the purchase of 75% of the outstanding capital of Minosa and related transactions. Under the Credit agreement the loan is secured by a pledge of all of the shares of Subco and Minosa and secured by a security interest in all of the assets comprising the San Andres mine.

        The Loan has an interest rate of 10% and is due on March 7, 2006. In the event of a default under the Loan, including if the Arrangement is terminated or does not close on or before March 7, 2006, the loan shall be immediately due and payable in full, together with accrued and unpaid interest and Yamana may exercise an option to acquire 100% of Subco for an exercise price equal to the original principal and any accrued interest due on the Loan or enforce its rights under the Loan and the security. In the event the Arrangement is terminated as a result of a breach by Yamana, Yamana shall be precluded from exercising the option or enforcing its security for a period of 60 days. In the event of a default under the Loan, Yamana's sole recourse shall be to Subco, Minosa and the security and Yamana shall have no recourse to the Company.

Loan proceeds	18,903,000

        The proceeds of the loan were used as follows:

Acquisition of 75% of Minosa	12,000,000
Acquisition of a 0.667% royalty	250,000
Assets purchases	1,036,176
Debt repayments—Minosa	5,764,843
Debt repayments—Desminic	254,930

(19,305,949)

Change in cash	(402,949)

3.     Sale of Hemco de Nicaragua S.A. ("Hemco")

        RNC and Yamana have entered into an Arrangement Agreement ("Arrangement") pursuant to which the Company is to be amalgamated with a wholly-owned subsidiary of Yamana through a court approved plan of arrangement.

        As a condition to the Arrangement, Yamana is requiring the Company to dispose of Hemco and the related debt to a Management Group for proceeds of $500,000. Prior to disposition, the Company will transfer its exploration properties to a subsidiary of the Company and Yamana will assume, on a pro rata basis based on property ownership, the debt owed to Corporaciones Nationales del Sector Publico ("CORNAP") to a maximum amount of $1.5 million.

        The disposition of Hemco would be recorded as follows:

Proceeds of disposition	500,000
Excess of the fair value monetary assets over the fair value of monetary liabilities (excluding CORNAP)	(1,373,922)
Property plant and equipment—net	4,048,316)
CORNAP debt assigned	738,102
Asset retirement obligation	260,423

Loss on disposition	3,923,713

        The Hemco land package includes a total of 205,095 hectares of exploration and exploitations concessions. Of the exploitation concessions 12,400 hectares surrounding the existing mine and mill will be sold. The 185,725 hectares of exploration concessions and 6,970 hectares of exploitation concessions will be transferred to a subsidiary of Yamana. The assigned value of the land transferred to the Yamana subsidiary is $2,720,000.

        As at September 30, 2005, the total outstanding CORNAP debt was $2,214,307 ($900,000 was recorded as short term portion of long term debt and $1,314,307 was recorded as long term debt). Two thirds of the debt or $1,476,205 will be retained by the Company while $738,102 will be assigned to the new owners.

4.     Acquisition of RNC by Yamana

        Under the Arrangement, the shareholders of the Company will receive 0.12 common shares of Yamana for each common share of the Company held. As at September 30, 2005 there were 40,569,021 shares of RNC outstanding. The volume adjusted share price of the Yamana stock for the period of two days prior to the December 4, 2005 transaction date as well as two days following the transaction date was $C6.04 per share.

        Concurrent with the closing, Yamana will have acquired all of the outstanding shares of RNC (Honduras) Limited from the optionees by the issuance of an aggregate of 872,093 common shares of Yamana.

        The purchase price was calculated as follows:

Purchase of RNC shares
RNC shares converted to Yamana shares
40,569,021 @0.12 = 4,868,283 Yamana shares
Yamana share price of $C6.04
Exchange rate of 1.16528 = $US5.18 per share
Purchase of RNC shares	25,217,705
Purchase of Minosa	18,903,000
Purchase of RNC (Honduras) Limited	4,517,400
Estimated transaction expenses	1,500,000
Fair value of options and warrants acquired	1,126,080
RNC management severance	760,000

Purchase price	52,024,185

        The purchase price was allocated as follows:

Net working capital acquired	(773,088)
Property plant and equipment—net	(28,359,691)
Mineral properties and other assets	(20,357,727)
Long term liabilities	7,055,872

(42,434,634)
Deferred tax at 25%	9,589,551
3,196,517

Excess of purchase price over carrying value of assets acquired	12,786,068

        The fair value of the RNC warrants which will continue with Yamana have been valued using a Black-Scholes pricing model at $826,032. The fair value of the RNC outstanding stock options have been fair valued using a Black-Scholes option pricing model at $300,048. The cost of acquisition of Minosa and the estimated cost of the Yamana and RNC Plan of Arrangement has been estimated to be $1,500,000.

        The entire excess purchase price over carrying value of the assets acquired was allocated to Mineral Properties

        This purchase price allocation is preliminary and will be subject to revision from final examination.

5.     Effect of transaction of the consolidated pro forma statements of operations

(a) For the nine month period ended September 30, 2005

        For the unaudited pro forma consolidated statements of operations to give effect to the proposed transactions as if they had occurred as at January 1, 2005 the following adjustments would be made:

  (i)
  Transaction adjustments

    Shares of RNC held by Minosa are to be distributed as a bonus to key employees (not to include Martin and Lough) as part of the transaction. This will result in a charge to income of $232,391.

  (ii)
  Interest expense The pro forma statement of operations for the period ended September 30, 2005 assumes that the Honduran loans would have been repaid and the Yamana loan of $18,903,000 would have been in effect. Therefore the interest expense of $510,109 accrued on the Honduran loans would not have existed however a Yamana loan interest expense of $1,417,700 would have been recorded on the financial statements of Minosa.

    Additionally, as the loan was from Yamana, Yamana would record an interest income of $1,417,700. Yamana would have had $18,903,000 less cash in the treasury which would have reduced the Investment and other business income by an estimated $283,500 assuming available cash could have been invested at an interest rate of 2%.

  (iii)
  Depreciation, amortization and depletion expense

    It is assumed that the addition to Mineral Property related to the excess of the purchase price over the assets acquired would be amortized on a straight line basis over the life of the mine which is estimated to be 5 years. In relation to Minosa, the additional amortization for the nine month period would be calculated as $1,725,000 and for Yamana $1,917,900.

  (iv)
  Tax effect

    The tax effect of the mineral property amortization of the Minosa excess of purchase price over the fair value of the assets acquired calculated at 25% would be $431,250. The tax effect of the mineral property amortization of the RNC excess of purchase price over the fair value of the assets acquired calculated at 25% would be $479,500.

  (v)
  Difference in accounting policies

    All of the accounting policies of Yamana and RNC are similar except for the policy in regards to accounting for exploration expenses. Had the Yamana exploration accounting policy been applied to RNC, $73,896 of exploration activities at Minosa would have been capitalized during the first nine months of 2005.

(b) For the period ended December 31, 2004

    For the unaudited pro forma consolidated statements of operations to give effect to the proposed transactions as if they had occurred as at January 1, 2004 the following adjustments would be made:

  (i)
  Transaction adjustments

    Shares of RNC held by Minosa are to be distributed as a bonus to key employees (not to include Martin and Lough) as part of the transaction. This will result in a charge to income of $232,391.

  (ii)
  Interest expense

    The unaudited pro forma statement of operations for the period ended December 31, 2004 assumes that the Honduran loans would have been repaid and the Yamana loan of $18,903,000 would have been in effect. Therefore the interest expense of $1,005,354 accrued on the Honduran loans would not have existed however an interest expense of $1,890,300 would have been recorded on the financial statements of Minosa.

    Additionally, as the loan was from Yamana, Yamana would record an interest income of $1,890,300. Yamana would have had $18,903,000 less cash in the treasury which would have reduced the Investment and other business income by an estimated $378,000 assuming available cash could have been invested at an interest rate of 2%.

  (iii)
  Depreciation, amortization and depletion expense

    It is assumed that the addition to Mineral Property related to the excess of the purchase price over the assets acquired would be amortized on a straight line basis over the life of the properties which is estimated to be 5 years. In relation to Minosa, the additional amortization for the nine month period would be calculated as $2,300,100 and for Yamana $2,557,000.

  (iv)
  Tax effect

    The tax effect of the mineral property amortization of the Minosa excess of purchase price over the fair value of the assets acquired calculated at 25% would be $575,025. The tax effect of the mineral property amortization of the RNC excess of purchase price over the fair value of the assets acquired calculated at 25% would be $639,300.

  (v)
  Difference in accounting policies

    All of the accounting policies of Yamana and RNC are similar except for the policy in regards to accounting for exploration expenses. Had the Yamana exploration accounting policy been applied to RNC, $74,503 of exploration activities at Minosa would have been capitalized during the 2004 period.

6.     Yamana Shares outstanding and loss per share

        After giving the effect of the transaction the following Yamana shares would have been outstanding as at September 30, 2005:

	Sept. 30, 2005	Dec 31, 2004
Weighted average shares outstanding for the none months ending September 30, 2005	129,654,000	100,036,000
Issued to acquire RNC	4,868,283	4,868,283
Issued to acquire 25% of Minosa	872,07	872,073

Weighted average pro forma shares	135,394,356	105,776,356

QuickLinks

MANAGEMENT PROXY CIRCULAR RELATING TO A SPECIAL MEETING OF SHAREHOLDERS OF RNC GOLD INC. REGARDING THE AMALGAMATION BY WAY OF ARRANGEMENT OF RNC GOLD INC. AND 6482015 CANADA INC., A WHOLLY-OWNED SUBSIDIARY OF YAMANA GOLD INC.
RNC Gold Inc. CONSOLIDATED BALANCE SHEETS as at September 30 2005, December 31, 2004 and 2003 (expressed in U.S dollars, unless otherwise stated)
RNC Gold Inc. CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED (DEFICIT) Sep. 30, 2005 (expressed in U.S dollars, unless otherwise stated
RNC Gold Inc. CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in U.S dollars, unless otherwise stated)
EXHIBIT "K" AUDITED FINANCIAL STATEMENTS OF MINERALES DE OCCIDENTE S.A. FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 AND AUDITED FINANCIAL STATEMENTS OF MINERALES DE OCCIDENTE S.A. FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
Auditor's Consent
MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA) (Santa Rosa de Copan, Copan) Honduras, C.A. Earnings Statement (Expressed in US Dollars) For the periods ended at December 31, 2004 and 2003
MINERALES DE OCCIDENTE, S. A. DE C.V. (MINOSA) (Santa Rosa de Copan, Copan) Honduras, C.A. Statements of Changes in Stockholders' Equity (Expressed in US Dollars) As of December 31, 2004 and 2003
MINERALES DE OCCIDENTE, S. A. DE C. V. (MINOSA) (Santa Rosa de Copan, Copan) Honduras, C.A. Statement of Operations and Retained Earnings (Expressed in US Dollars) For the periods ended at December 31, 2003 and 2002
MINERALES DE OCCIDENTE, S. A. DE C.V. (MINOSA) (Santa Rosa de Copan, Copan) Honduras, C.A. Statements of Changes in Stockholders' Equity (Expressed in US Dollars) As of December 31, 2003 and 2002
Yamana Gold Inc. Pro Forma Consolidated Statement of Operations Unaudited For the periods ended December 31, 2004 (expressed in U.S. dollars)
Yamana Gold Inc. Notes to the unaudited Pro Forma Consolidated Financial Statements (Unaudited) September 30, 2005 (expressed in U.S. dollars)